Form 20-F
MOBIFON HOLDINGS BV
filed 2004-05-19
CIK 1261606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 333-108879

MOBIFON HOLDINGS B.V.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

THE NETHERLANDS
(Jurisdiction of incorporation or organization)

World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

12.50% Senior Notes due July 31, 2010
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

18,000 common shares with nominal value of € 1.00 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes                     [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

 [ ] Item 17                     [X] Item 18

1

EXPLANATORY NOTES

References herein to the "Company", "we", "us" or "our" are references to MobiFon Holdings B.V., a Netherlands corporation, and, where the context requires, its subsidiaries and operating companies. References to MobiFon are references to MobiFon S.A., a Romanian corporation and subsidiary of the Company. Unless otherwise indicated, all dollar amounts in this document are expressed in U.S. dollars. The word "dollar" and the symbols "$" or "U.S.$" refer to the U.S. dollar, references to "Euro" or " € " refer to the lawful single currency of the European Monetary Union and references to "Leu" and the plural "Lei" refer to the lawful currency of Romania. Unless otherwise indicated, references to CEE are references to the region of Central and Eastern Europe including the following countries: Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, the Slovak Republic and Slovenia. Unless otherwise indicated, references to EU are references to the group of countries that were members of the European Union on December 31, 2003.

Our financial statements are presented in dollars and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and all financial information presented in this document about us has been derived from those financial statements. Where applicable and unless otherwise stated, items of income or expense in Lei have been converted into dollars at the reference rate of exchange published by the National Bank of Romania, on the effective date of conversion.

Market data and certain industry forecasts used throughout this document and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy of the information.

Unless otherwise indicated, all operating data presented herein is as of December 31, 2003.

EXCHANGE RATE INFORMATION

The following table sets forth the exchange rates for one U.S. dollar in effect at the end of the years noted and the average of the exchange rates on the last day of each month during such years. The exchange rates expressed in Euros are based on the noon buying rate as reported by the Federal Reserve Bank of New York; and the exchange rates expressed in Leu are based on the daily fixing rate as reported by the National Bank of Romania. As of May 10, 2004, such exchange rates were € 0.8450 = $1.00; Lei 34,182 = $1.00.

	Q1 - 2004		2003		2002		2001		2000		1999

	End	Average	End	Average	End	Average	End	Average	End	Average	End	Average

Euro	0.8135	0.8068	0.7938	0.8838	0.9537	1.0578	1.1235	1.1171	1.0652	1.0832	0.9930	0.9387
Leu	33,440	32,817	32,595	33,200	33,500	33,055	31,597	29,061	25,926	21,693	18,255	15,333
3

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as "believe", "intend", "may", "will", "should", "expect", "estimate", "anticipate", "continue", or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed herein. Consequently, all of the forward-looking statements made in this document and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

5

ITEM 3 - KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain consolidated financial information derived from our Consolidated Financial Statements for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999, which have been audited by Ernst & Young LLP. The information set forth below should be read in conjunction with our Operating and Financial Review and Prospects and our Consolidated Financial Statements, and the notes thereto incorporated by reference in this Form 20-F. Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

On March 28, 2002, we incurred a $675.0 million loan payable to our parent company, ClearWave N.V., in exchange for its then 63.5% equity interest in our subsidiary, MobiFon S.A. This combination of entities under common control is accounted for in a manner similar to a pooling-of-interests. Accordingly, our Consolidated Financial Statements reflect the results of operations and changes in cash flows as if MobiFon had always been our subsidiary for the periods presented. All contributions made from inception to MobiFon's capital stock including costs and expenses incurred in connection with our initial investment in MobiFon and acquisitions and dispositions of MobiFon's equity interest from or to third parties up to March 28, 2002 were accounted for as invested capital within shareholder's equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of shareholder's equity.

	Year Ended December 31,
	2003	2002	2001	2000	1999
		(dollars in thousands)
STATEMENT OF INCOME AND
OTHER DATA:
Revenues:
Services	529,519	$425,567	$359,868	$299,470	$211,359
Equipment	28,531	21,215	12,475	8,097	22,606
Total Revenues	558,050	446,782	372,343	307,567	233,965
Operating expenses:
Cost of services	104,714	81,462	69,835	62,367	50,706
Cost of equipment	53,301	39,160	27,236	18,347	32,617
Selling, general and
administrative
expenses	118,905	94,613	88,831	96,735	95,766
Depreciation and
amortization	110,458	86,920	77,799	65,966	52,238
Operating income	170,672	144,627	108,642	64,152	2,638
Interest expense — third
party	(38,772)	(25,912)	(35,238)	(35,373)	(24,949)
Interest expense —
related party	(53,801)	(35,194)	—	—	—
Interest and other income	1,452	1,464	1,869	1,231	3,513
Income tax benefit sold to parent
Company	16,987	—	—	—	—
Foreign exchange gain
(loss)	2,747	(2,008)	(3,843)	(6,519)	(13,792)
Loss related to
extinguishment of debt	—	(10,100)	—	—	—
Gain on disposal of
investment	19,821	—	—	—	62,136
Income (loss) before income
taxes and minority
interests	119,106	72,877	71,430	23,491	29,546
Income taxes	49,910	32,272	—	—	—
Minority interests	(42,155)	(28,131)	(27,355)	(10,945)	10,867
Net income (loss)	$ 27,041	$12,474	$44,075	$12,546	$40,413

	As of December 31,

	2003	2002	2001	2000	1999
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	109,989	$39,539	$40,814	$22,716	$672
Cash and cash equivalents —
restricted	28,125	—	—	—	—
Property plant and equipment
and licenses	503,940	508,218	496,000	446,389	417,079
Total assets	776,223	670,483	649,014	553,107	469,183
Total shareholder's equity
(deficiency)	(418,188)	(445,873)	216,607	141,900	88,789

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

We have substantial consolidated indebtedness, and we will require a significant amount of cash to service our indebtedness.

As of March 31, 2004, our total consolidated indebtedness was $1.1 billion, of which $818.5 million was debt of the Company, consisting of $220.2 million of 12.50% senior notes due July 31, 2010 and $598.3 million of subordinated debt to ClearWave, and $292.5 million was debt of MobiFon. MobiFon's total debt position in accordance with U.S. GAAP, including long term unrealized losses associated with derivative financial instrument positions was $296.4 million.

The level and the terms of our indebtedness could have important consequences, including that:

  the debt service requirements may become so high that we have difficulty making debt service payments on our outstanding indebtedness or satisfying our obligations with respect to such indebtedness;

  our ability to pay dividends will be reduced, assuming we are otherwise permitted to pay dividends under the restrictive covenants contained in our debt instruments;

  our ability to obtain additional debt financing may be limited;

  our ability to pay interest on our debt and finance our activities may be limited by cash sweep provisions requiring us to repay the principal outstanding on our indebtedness from cash raised from financing activities, asset sales and certain distributions from our affiliates; and

  our flexibility in reacting to changes in our business and market conditions may be reduced.

Any failure to pay such indebtedness or other liabilities when due could have a material adverse effect on us.

To date, our assets have secured certain of our debt financing and it is likely that any debt financing we obtain in the foreseeable future will also be secured. The pledge of assets to secure debt financing may make it substantially more difficult to obtain additional financing from other sources.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. Under the terms of our current debt instruments, we are not fully prohibited from incurring additional indebtedness. As of March 31, 2004, MobiFon was entitled to draw additional borrowings of $17 million under its working capital facilities. We are also allowed, under our debt instruments, to incur substantial amount of subordinated debt from persons of which we are a subsidiary, to acquire additional shares of MobiFon owned by minority shareholders. If new debt is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to obtain the additional financing necessary to fund the operation of our business, which could require that we delay or modify our business plans.

The business of our operations is capital-intensive. MobiFon expects to have significant future capital requirements, particularly in relation to the maintenance and expansion of its wireless operations, the acquisition of licences and the servicing of its debt. MobiFon intends to finance such future capital requirements from cash flow from operating activities, borrowing under existing credit facilities, and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in Romania, financial market conditions, MobiFon's and our financial and operating performance and prospects and market perceptions thereof. There can be no assurance that MobiFon will be able to obtain the financing required to meet debt service requirements, make planned capital expenditures, provide working capital or meet other cash needs. Failure to obtain required financing could have a material adverse effect on us and, among other things, could require that certain planned projects be delayed or abandoned.

The terms of our indebtedness require us to meet various covenants and limit our ability to engage in various transactions, which may adversely affect us.

MobiFon is required to maintain financial ratios and satisfy financial condition tests pursuant to the terms of its indebtedness. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. In addition, our indebtedness and that of MobiFon contain a number of provisions that limit our ability to:

  incur additional indebtedness;

  pay dividends or distributions on or repurchase our capital stock;

  repay intercompany debt;

  issue preferred stock of subsidiaries;

  make certain investments;

  create liens to secure debt;

  enter into transactions with affiliates;

  merge or consolidate with another company; and

  transfer and sell assets.

We may not be able to comply with these covenants in the future, and we may not be able to obtain waivers if we breach a covenant in the future. A breach under any of the covenants in our debt instruments may result in a default or a cross-default under other debt instruments, which may cause our debts to become immediately due at a time when we are unable to pay them.

In addition, MobiFon has uncommitted working capital facilities that the lenders may terminate at any time, and the lenders may refuse any request to draw on these facilities. If these facilities are terminated by the lenders or repayment of outstanding balances is demanded, we may need to obtain additional short-term financing to meet our cash flow needs. Insufficient working capital could result in our being unable to finance the day-to-day operations of our business, which could reduce our revenues and adversely affect the quality of our services.

Our holding company structure may make it difficult to access cash flow from MobiFon.

The Company is a holding company with no material sources of income or assets of its own other than the equity interests that it owns in MobiFon. The Company conducts substantially all of its operations through MobiFon. The Company's cash flow depends upon the ability of MobiFon to pay dividends or otherwise make distributions to it. MobiFon is a separate and distinct legal entity and, except for intercompany loans owed to the Company, will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to it. Any right the Company may have to receive assets of MobiFon upon its liquidation or reorganization will be structurally subordinated to the prior claims of MobiFon's creditors, including, without limitation, tax authorities, trade creditors and lenders.

Furthermore, the terms of MobiFon's senior credit facility restrict MobiFon from paying dividends and otherwise transferring assets to us.

In addition, we may be unable to access the cash flow of MobiFon because we do not have the requisite control to unilaterally cause MobiFon to pay dividends to equity holders and Romania may impose legal limitations on the declaration of dividends and tax the payment and repatriation of such dividends or otherwise restrict the repatriation of funds.

Our quarterly revenues and operating results are volatile.

Our quarterly revenues and operating results are volatile and difficult to predict. It is possible that our future quarterly operating results will be below the expectations of market analysts or investors. Our quarterly operating results have varied in the past and are likely to vary significantly from quarter to quarter in the future. As a result, we believe that period-to-period comparisons of our results of operations may not be a good indication of our future performance. Our quarterly results may fluctuate as a result of a variety of factors, including:

  the size of our subscriber base;

  changes in pricing by us or our competitors;

  increased competition;

  the nature and effectiveness of investments made by us;

  growth or cancellations of service contracts;

  developments relating to our existing licenses and frequency allocations or the issuance of new licenses or frequency allocations; and

  general economic conditions.

Our revenues are unpredictable, and our revenue sources are short-term in nature.

Future revenues from our prepaid and postpaid subscribers, our two primary sources of revenue, are unpredictable. We do not require our prepaid subscribers and some of our postpaid subscribers to enter into service contracts and cannot be certain that they will continue to use our services in the future. Although we require most of our postpaid subscribers to enter into service contracts, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could have an adverse effect on our results of operations or financial condition.

The sale by our parent company of equity shares held in us may trigger the rights of other shareholders of MobiFon to buy MobiFon shares from us, which may cause us to default under our debt instruments.

Under MobiFon's contract of association, part of its constitutive documents, rights of first refusal on transfers of shares in MobiFon apply not only to direct sales of MobiFon shares but also to sales by our parent company of shares held in us. These rights entitle shareholders of MobiFon to purchase a proportionate number of shares of MobiFon held by us upon a sale of our equity shares, at comparable value. These rights may also apply upon a sale of equity shares of ClearWave if the shares of MobiFon that ClearWave holds indirectly through us represent more than 25% of the fair market value of ClearWave's assets. ClearWave obtained from Vodafone Europe B.V., a holder of more than 20% of the outstanding shares of MobiFon, a conditional waiver of its right of first refusal in the case of certain transactions affecting the equity shares of ClearWave. In consideration of the waiver, ClearWave's ultimate parent, TIW, agreed with Vodafone that, among other things, Vodafone will have the right, in the event of a change of voting control of ClearWave, to purchase from us that number of shares in MobiFon necessary to increase Vodafone's equity interest in MobiFon to 50.1%.

Therefore, if ClearWave sells equity shares in us or if TIW sells equity shares in ClearWave, we may be required, under MobiFon's contract of association as well as Vodafone's waiver agreement, to sell our shares in MobiFon to minority shareholders in MobiFon. The sale of shares in MobiFon may result in us losing voting control over MobiFon. Given that we have undertaken to maintain voting control over MobiFon under the indenture governing our 12.50% senior notes due July 31, 2010, this would cause us to default under such debt instrument. We cannot assure you that either ClearWave or TIW will not undertake actions that may adversely affect us or holders of our debt securities.

We must take into account the rights of the minority shareholders in MobiFon and our lenders when we make management decisions.

Although we have voting control over MobiFon and appoint all senior officers other than the chief technology officer, we do not have the ability to elect a majority of the members of MobiFon's board of directors. The rights of MobiFon's shareholders to appoint representatives to MobiFon's board of directors are provided in MobiFon's statutes, which form part of its constitutive documents. In the case of certain significant business and financial decisions, such as a change in dividend policy, which currently is to maximize dividends, approval is required by shareholders holding at least 75% of the voting shares of MobiFon. Certain other decisions that concern matters set forth in MobiFon's contract of association require unanimous approval. We have an agreement with Vodafone that provides that major business, financial and technical decisions concerning MobiFon, including making distributions to shareholders, require consensus between us and Vodafone, with both parties using their best efforts to achieve consensus. Accordingly, we may need to take into account the views of, or compromise with, MobiFon's minority shareholders in reaching decisions on fundamental business and strategic matters with respect to MobiFon. If we need to enlist co-investors in the future to help fund acquisition opportunities, we may need to enter into agreements that grant these co-investors rights to participate in the management of MobiFon.

In addition, the lenders under MobiFon's senior credit facility have a number of approval and veto rights over how we operate MobiFon's businesses. These rights can be used effectively to limit our discretion in managing our operations, for example by requiring us to focus on generating sufficient cash flow to pay principal and interest on our debt and restricting us from making further investments in our business.

Our ownership interests in MobiFon may not be marketable on commercially acceptable terms.

Our ability to sell or transfer our ownership interests in MobiFon is subject to contractual limitations in favor of MobiFon's other shareholders, including restrictions on sales or transfers, co-sale rights or rights of first refusal. These limitations could make it difficult for us or our creditors to realize full value upon any attempted sale of our shares of MobiFon, and could delay completion of any such sale.

Moreover, we have been required, along with MobiFon's other shareholders, to pledge our equity interest in MobiFon to secure its senior credit facility, and we may be restricted in transferring or otherwise disposing of such equity interest so long as it is pledged as collateral for the senior credit facility. In addition, MobiFon currently has no publicly traded securities, and we cannot assure you that there will in the future be either a public or private market for the securities of MobiFon. As a result, even if any sales are completed, the prices realized on those sales could be less than our investment, and there may be substantial local taxes, currency exchange controls or other restrictions on repatriation of monies imposed on us in the case of any such sales.

Our parent company serves as our board of management. There may be situations where the interests of our parent company and the interests of holders of the notes diverge.

Under Dutch law, a company's board of management can consist of a corporate entity. The corporate entity acting in such capacity and the persons serving on the board of management of that entity have a fiduciary duty to the shareholders, creditors, employees and other stakeholders of the company. ClearWave serves as our board of management. Despite our board of management's fiduciary obligations, there may be situations where the interests of our parent company and the interests of our other stakeholders diverge.

Because of our articles of association and our organization under Dutch law, you may find it difficult to pursue legal remedies against our board of management.

Both our articles of association and our corporate affairs are governed by Dutch corporate law. The rights of our shareholders and the responsibilities of the board of management that directs our affairs are different from those established under the statutes and judicial precedents of the United States and other jurisdictions. You may find it more difficult to protect your interests against actions by the sole member of our board of management and its respective board members than you would if we were a U.S. corporation.

Because judgments of U.S. courts are not directly enforceable in the Netherlands, you may find it more difficult to enforce your rights than if we were a U.S. company.

Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. ClearWave, as the sole member of the Company's board of management, as well as the individual members of its board of management and its supervisory board, reside outside the United States. Because most of our assets and the assets of ClearWave and its directors are outside the United States, any judgment obtained in the United States against the Company or such persons may not be collectible within the United States. The Company has appointed Corporation Service Company, 17th Floor, 1177 Avenue of the Americas, New York, New York, 10036 as its agent to receive service of process in any action against it in any federal court or court in the State of New York arising out of the offering of its 12.50% senior notes due July 31, 2010. Consent has not been given by the Company for such agent to accept service of process in connection with any other claim.

Because there is no applicable treaty between the United States and the Netherlands, a judgment rendered by a federal court or state court in the United States will not be enforced by the courts in the Netherlands. In order to obtain a judgment that is enforceable in the Netherlands, the claim must be re-litigated before a competent Netherlands court. A judgment rendered by a federal or state court in the United States will, under current practice, be recognized by a Netherlands court if (1) that judgment results from proceedings compatible with Netherlands concepts of due process, and (2) that judgment does not contravene public policy of the Netherlands. Additionally, there may be doubt as to the enforceability, in original actions in Dutch courts, of liabilities based solely upon the federal securities laws of the United States.

Insolvency laws in the Netherlands could negatively affect the rights of our debt holders.

We are a private limited liability company incorporated under the laws of the Netherlands. Accordingly, insolvency proceedings with respect to us would be likely to proceed under, and be governed by, the insolvency laws of the Netherlands.

If we enter into insolvency or suspension of payments there is a risk that our debt holders will not be able to enforce their rights.

Bankruptcy as well as suspension of payments is dealt with in the Dutch Bankruptcy Code. Under the Dutch Bankruptcy Code, as soon as a company enters into bankruptcy, all unencumbered assets and liabilities are placed under a general attachment causing all attachments of individual creditors to cease and a liquidator is appointed to manage the affairs of the debtor. The main, but not the only, focus of the liquidator, is the interest of the creditors. Suspension of payments creates a stay of the rights for the unsecured creditors only. All unsecured creditors' rights in a company in bankruptcy or suspension rank pari passu with all claims of other unsecured and unpreferred creditors, unless the law provides otherwise. Furthermore, under the laws of the Netherlands, a power of attorney would no longer be valid or enforceable as a matter of law upon the grantor of the power of attorney being declared bankrupt or being granted suspension of payment. Insofar as certain provisions of the debt instruments expressly or implicitly provide for or institute powers of attorney, including but not limited to, the appointment of agents for the purpose of service of process, such powers of attorney or appointments would no longer be enforceable.

There are fundamental differences between the U.S. Bankruptcy Code and the Dutch Bankruptcy Code. For example, the U.S. Bankruptcy Code and the Dutch Bankruptcy Code differ as to which parties in interest are affected by the applicable bankruptcy law and the treatment of certain claims and equity interests. Some of the most important characteristics of a Dutch bankruptcy proceeding are the following:

  One or more creditors, or the debtor itself, may initiate bankruptcy proceedings in the District Court in which district the debtor has its registered seat. The District Court will declare the debtor bankrupt if the debtor has ceased paying its debts when due.

  The District Court will appoint one or more liquidators, usually a lawyer specialized in insolvency law, and a supervisory judge. The legal task of the liquidator is to manage the affairs of the debtor and liquidate the debtor. The supervisory judge advises the liquidator and has to approve of certain actions of the liquidator.

  The liquidator will liquidate all assets of the debtor and pay out the proceeds to the creditors of the debtor in accordance with their ranking as established by the District Court.

  The Dutch Bankruptcy Code provides for specific provisions with respect to reciprocal agreements, lease and employment agreements.

  Secured creditors may act as if there were no bankruptcy at all. They can take recourse against the secured assets. The proceeds of the sale of the secured assets will not become part of the bankruptcy estate.

  Out of the proceeds that form part of the bankruptcy estate the creditors of the bankruptcy estate will first be paid in full. The remaining will be paid to the preferential creditors. If any proceeds remain after the full payment of the preferential creditors, the remaining proceeds will be paid out to the unsecured unpreferred creditors.

Some of the most important characteristics of a Dutch suspension of payments procedure are the following:

  The District Court in which the debtor has its registered seat will grant the debtor at its request a provisional suspension of payments if the debtor foresees that it will no longer be able to pay its debts when due. At the same time the District Court appoints an administrator and a supervisory judge. The administrator co-manages the debtor together with the management of the debtor. The supervisory judge advises the administrator at his request.

  The District Court sets a date at which the creditors that are affected by the suspension of payments, including the unsecured unpreferred creditors, may decide whether or not the provisional suspension of payments is converted into a definitive suspension of payments. A qualified majority of the ordinary creditors may uphold such conversion. The definitive suspension of payments may be granted for a maximum of 18 months but can also be extended afterwards unless a qualified majority votes against such extension.

  The suspension of payments procedure may end because of the lapse of the time for which it was granted, unless extended, because the debtor is able to pay its debts as of the date of suspension of payments and/or the secured or preferential debt originating from prior to the date of the commencement of the suspension of payments, or because the debtor offers a plan of composition to its ordinary creditors, which plan of composition is approved by a qualified majority of the ordinary creditors and is ratified by the District Court.

We may be liable for corporate income tax of ClearWave's Consolidated Group.

The Company is part of the fiscal unity formed with its parent company, ClearWave, for Dutch corporate income tax purposes. Under Dutch tax law, the corporate income tax due on the profits of the entire fiscal unity is levied on the parent company. However, each member company of the fiscal unity is jointly and severally liable for the corporate income taxes arising in relation to the profits of the entire fiscal unity during the period such member company is or was part of the fiscal unity. Under Dutch law, debts in relation to taxes rank prior to most other debt.

Insolvency laws in Romania could have a negative effect on MobiFon's ability to service and repay its debts.

MobiFon is a company incorporated in Romania, and any insolvency proceedings with respect to MobiFon will proceed under and be governed by Romanian insolvency law.

Romania has an insolvency law that was adopted in 1995 and substantially amended several times since. Experience with the law among the judiciary and financial and legal communities is still fairly limited, and for that reason the speed and efficiency of the procedure and its outcome can be unpredictable. In particular, the law places major responsibilities upon the "syndic judge," who combines many of the attributes of both the bankruptcy judge and the trustee under U.S. bankruptcy law. The syndic judges operate with little support and resources, and while some have developed significant expertise and competence, others are less experienced, contributing to the unpredictability of the process.

Although Romanian insolvency law provides for the possibility of reorganization under court supervision, in practice very few successful reorganizations have been effected, and there is a systemic bias in favor of liquidation.

Romania is an "Emerging Market" with macroeconomic conditions that could negatively impact our financial results or our ability to obtain required financing.

Our financial results depend in large part on the Romanian economy. Romania is still in the process of transition from a centrally planned economy to a free-market economy and is subject to significant macroeconomic risks as a result. The government of Romania is in the process of privatizing selected formerly state-owned companies, which may lead to significant corporate restructuring, labor dislocation or social unrest. We are exposed to greater risks of war, embargoes, expropriation, nationalization with or without compensation, confiscatory taxation, renegotiation or nullification of existing concessions and contracts, corruption, fluctuating currency values, hard currency shortages and currency controls than companies with operations concentrated in North America or countries of the European Union, or EU. Due to continued implementation of reforms and changes in government infrastructure, it may be difficult for us to enforce any rights we may have or to know if we are in compliance with all applicable laws, rules and regulations. Changes in laws, regulations or governmental policy, or the interpretation thereof affecting our business activities, including the imposition of price controls and new taxes, may increase our costs or restrict our ability to operate our business. Political, economic, social or other developments in Romania may cause us to change the way we conduct our business or force us to discontinue our operations altogether.

Romania's 2003 estimated gross domestic product per capita of $7,130 on a purchasing power parity basis was among the lowest in Europe, and Romania has experienced substantial, and in some periods extremely high, rates of inflation and resulting high interest rates for many years. The growth of our business depends in part on the growth of Romania's economy and the disposable income of businesses and individuals in Romania. Low or negative economic growth rates, inflation and rapid fluctuations in interest rates have had and may continue to have negative effects on the economy and the securities market which in turn may have adverse effects on our financial results, including the ability to obtain financing, the ability of subscribers to pay for services or the ability to support the growth of MobiFon.

We are subject to currency exchange risks, which may negatively impact our financial results and may increase the cost of repaying our debts.

Romania has experienced substantial, and in some periods extremely high, rates of inflation and resulting high interest rates for many years. Inflation and rapid fluctuations in interest rates have had and may continue to have negative effects on the Romanian economy and the global market in securities of Romanian companies which in turn may have adverse effects on our financial results, including our ability to obtain financing, or the ability to support the growth of MobiFon.

Romania has experienced steady, and at times significant, currency devaluation relative to the dollar, and significant exchange rate fluctuations have occurred in the past and may again occur in the future, all of which could have a material adverse effect on us. In addition, our services to subscribers are priced in dollars, but subscribers pay for their invoices in Lei. Unfavorable changes in the exchange rate could substantially increase the effective price of our services in Lei, potentially reducing demand for our services.

Most revenues MobiFon generates will generally be paid in Lei. By contrast, some of MobiFon's and our significant liabilities, such as liabilities for the financing of telecommunications equipment, MobiFon's obligations under its credit facilities and our liability to pay interest and principal on our senior debt are payable in dollars or in currencies other than Lei. As a result, any devaluation in the Leu relative to the currencies in which such liabilities are payable could have a material adverse effect on us and our ability to make payments on our senior debt. Also, we and MobiFon have financing arrangements which are governed by financial ratio covenants measured in dollars. A devaluation of the local currency to the dollar could result in a failure to meet certain of these financial ratios. In the event that such ratios are not met and the financial ratio covenants are not renegotiated or waived, there could be an acceleration of such debts, which would adversely affect our capital structure and could adversely affect our ability to make payments on our senior debt.

Up to June 30, 2003, Romania was defined for accounting purposes as a highly inflationary economy and the dollar, our functional currency, was used as MobiFon's measurement currency. Subsequent to June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency. MobiFon's borrowings are in dollars and tariffs are adjusted to account for the effects of the devaluation of the Leu versus the dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our future re-assessments and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future.

Because we are unable to thoroughly screen the creditworthiness of potential customers, we may incur fraud and bad debt expenses and recognize less revenue.

The fraud and bad debt we experience in a given period will directly reduce our net income and cash flow. Our ability to screen applicants for creditworthiness is limited due to the lack of credit reporting agencies or data in Romania. Our screening processes and gradual restrictions on access to our services in the event of non-payment may not be effective in limiting our fraud and bad debt exposure. Consequently, we may have a significant number of customers that are unable to pay their bills on time, if at all.

We may not be able to attract and retain key personnel and adequately staff our operations, which could impair the execution of our business plans.

Our success and our growth strategy depend in large part on our ability to attract and retain key management, marketing, finance and operating personnel. We cannot assure you that we will continue to attract and retain the qualified personnel needed for our business. In addition, the loss of the services of one or more members of our senior management team could have an adverse effect on us.

In addition, none of the executive officers of MobiFon has entered into any agreement that restricts any of these individuals from leaving MobiFon. The chief technology officer of MobiFon is an appointee from, and employee of, Vodafone and may return to Vodafone at any time.

Members of MobiFon's Management also manage ClearWave and the Czech operations of ClearWave's subsidiary, Český Mobil a.s. therefore, their attention to MobiFon may be diverted from MobiFon by their responsibilities to Český Mobil.

Alexander Tolstoy, the president and chief executive officer of MobiFon, and James Jackson, the chief financial officer of MobiFon also have management or supervisory responsibilities for ClearWave and, in the case of Alexander Tolstoy, its other principal subsidiary, Český Mobil. Český Mobil is the newest mobile telecommunications operator in the Czech Republic, currently with a 16.3% market share at March 31, 2004. Although Český Mobil currently generates positive cash flow from operations, it has generated negative cash flow from operations since its inception and continues to generate net losses. The growth of Český Mobil's operations and its achievement of positive cash flow and net earnings in the future will depend on a number of significant financial, logistical, technical, marketing, legal, competitive, economic and other factors, the outcome of which cannot be predicted. Ensuring this growth and addressing these factors will likely demand a significant portion of our management's efforts, which may divert their attention from MobiFon's operations with a potentially adverse effect on our financial results.

We compete with companies that have greater resources than we have and use technologies that are different from ours.

The wireless telecommunications industry is highly competitive. We face significant competition from both established and new competitors. Certain large international telecommunications companies are actively engaged in programs to develop and commercialize wireless and land-line telecommunications services in Romania. Most of these companies have substantially greater financial and other resources, research and development staffs and technical and marketing capabilities than we do. As existing technology develops and new technologies emerge, we believe that competition will intensify in our business areas, particularly business telecommunications and the internet. We believe that there is increasing competition for additional licenses and that there will be increased competition to the extent others obtain such licenses.

Competition in Romania could increase our churn rates and decrease our average revenue per user, which would adversely affect our operating income.

Our average monthly churn rate fluctuates significantly and is difficult to predict. Our average monthly churn rate was 1.97% in 2003, 1.85% in 2002, 1.68% in 2001 and 2.12% in 2000. An increase in our churn rates may raise our operating costs, as we seek to add a greater number of new customers to maintain our subscriber growth. Any future aggressive pricing strategies by our competitors could lead to increased, or more volatile, churn rates. The growth of consumer awareness, additional service offerings from competitors and our increased focus on the retail consumer market segment may increase churn rates and reduce average revenue per user.

Rapid technological changes or the adoption of incompatible standards could render our services obsolete or non-competitive.

We may face competition from new technologies and services introduced in the future. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the introduction of new standards for mobile communications, such as EDGE, WiFi and universal mobile telecommunications systems, commonly referred to as UMTS, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face. As a result, we cannot assure you that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render the technologies we use less profitable or even obsolete. We cannot assure you that new products and services that are more commercially effective than our products and services will not be developed. Furthermore, we cannot assure you that we will be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditures and access to related or enabling technologies in order to integrate the new technology with our existing technology. The government in Romania has announced its intention to award four third-generation mobile telecommunication licenses, of which at least one shall be for the UMTS standard. If MobiFon acquires such a license, it may not be successful in modifying its network infrastructure in a timely and cost-effective manner to facilitate the integration of this new technology, which could adversely affect the quality of its services, the results of its operations and its business and prospects.

If we decide not to apply for licenses or to participate in auctions for licenses giving the right to operate networks using UMTS or other recently developed technologies, our competitors who may acquire such licenses could make the products and services that we offer less attractive and consequently have an impact on our revenues and profitability.

There have been cases when MobiFon's trademarks have been challenged by persons claiming an intellectual property right with respect thereto and, at the same time, there have been instances when persons claimed unauthorized usage by MobiFon of their intellectual property rights. Such claims may increase in number as we continue to expand our reliance on third-party content providers.

Our network equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate our license.

Our business depends on providing subscribers with reliability, capacity and security. As mobile phones increase in technological capacity, they may become increasingly subject to technological disruptions. The services we provide may be subject to disruptions resulting from numerous factors, including:

  human error;

  physical or electronic security breaches;

  power loss;

  hardware and software defects;

  capacity limitations;

  fire, earthquake, flood and other natural disasters;

  sabotage, acts of terrorism and vandalism; and

  computer viruses or other unauthorized use of or alterations to our network and information technology infrastructure.

Problems with our switches, base station controllers, network backbone or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our network. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. Any interruption of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business.

We rely upon other telecommunications providers to connect calls originating or terminating outside of our network. Our inability to maintain agreements with these providers may result in an interruption of our service and a possible loss of customers.

The success of our wireless system in some cases depends upon services provided by other telecommunications providers, some of which are our competitors. For example, MobiFon generally requires interconnection agreements with other telephone companies in order for its wireless system to connect with landline telephone systems or other wireless systems, and may require the use of other microwave or fiber optic networks to link its wireless systems. Although MobiFon has entered into required interconnection agreements or has interconnection arrangements in place, these agreements and arrangements typically have limited terms and must be periodically renegotiated or renewed. The revocation, loss or modification of any of these existing agreements or arrangements or the failure to obtain necessary agreements or arrangements in the future on terms favorable to MobiFon could have a material adverse effect on us and our ability to make payments on the notes.

We are subject to governmental regulation and licensing requirements, which may increase our operating costs and may dictate where and how we operate.

MobiFon is subject to governmental regulation, which may change from time to time and which may address service requirements, terms of interconnection, subscriber rate-setting and other requirements. These restrictions or conditions may be difficult to comply with. Failure to comply with these restrictions or conditions may result in penalties or in the loss or revocation of MobiFon's authorizations and licenses. Furthermore, changes in the regulatory framework may limit the ability to add subscribers to developing systems. The mobile telecommunications licensing regime in Romania has recently undergone significant change and some of the terms of the new regime have not yet been finalized. MobiFon is committed to pay minimum annual spectrum fees of approximately

$12.5 million. Starting in 2003 the new Romanian regulatory act provides for other fees based on a percentage of revenue and other factors that have not yet been determined. We cannot assure you that MobiFon will be able to retain or renew its authorizations and licenses, or that the restrictions imposed on MobiFon will not impose unexpected commercial results on MobiFon's financial condition.

The ability of MobiFon to retain and exploit its existing telecommunications authorizations and licenses and to renew them on favorable terms when they expire is essential to our financial results. The governmental agencies responsible for the administration of authorizations and licenses may, however, unilaterally limit, revoke or otherwise adversely modify the terms of these authorizations and licenses in the future, and we or MobiFon may have limited or no legal recourse if these events occur. Under the new regime, enacted in order to harmonize Romania's mobile telecommunications licensing regime with the EU licensing model, each previously existing GSM mobile telecommunications license, including that held by MobiFon was terminated and replaced with new authorizations and licenses: an authorization to provide networks and services, a numbering license and frequency licenses, including GSM frequencies. We have been awarded our network and services authorization and our numbering license, as well as the GSM frequency license and the license for certain frequencies other than GSM, but the government has not yet completed the regulatory regime for the allocation of licenses covering frequencies other than GSM frequencies, used by MobiFon and other wireless operators to carry traffic on their networks. We cannot assure you that we will be awarded such new frequency licenses or that if we are awarded such licenses, that their terms will not impose significant additional restrictions on us.

Romanian governmental authorities may grant additional authorizations to operate in Romania with respect to the same or different technologies as MobiFon and may preclude us from competing for such additional authorizations.

MobiFon is also subject to Romanian laws and regulations governing environmental protection, including requirements for the management, use and disposal of hazardous substances. These laws and regulations can impose substantial fines and criminal sanctions for violations, and may require us to remediate contaminated soil and groundwater affecting property we operate.

We are subject to anti-monopoly regulation, which could restrict our business.

We are subject to oversight and regulation by Romania's Competition Council, which is authorized to regulate Romanian companies deemed to be a dominant force in, or a monopolist of, a market. Regulatory measures may include the imposition of tariffs or restrictions on acquisitions or on other activities, such as contractual obligations. Because Romanian law does not clearly define "market" in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. We cannot exclude the possibility, however, that our current subscriber market share in our license area could trigger close scrutiny by the Competition Council of the pricing and other terms of our services. We could be subject to anti-monopoly regulation in the future, which could adversely affect our business.

If we do not comply with the U.S. Foreign Corrupt Practices Act, we and our Board of Management may become subject to monetary or criminal penalties.

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. We have in the past and will continue in the future to take precautions to comply with the Foreign Corrupt Practices Act, including maintenance of formal compliance policies. However, these precautions may not protect us against liability under the Foreign Corrupt Practices Act, particularly as a result of actions that may be taken in the future by agents and other intermediaries through whom we may have exposure under the Foreign Corrupt Practices Act even though we may have limited or no ability to control such persons.

Concerns about radio frequency emission may lead to increased regulation or discourage the use of cellular telephones, which could result in our having to change our business plan or reduce our subscriber revenues.

There have been allegations that the use of certain portable wireless telecommunications devices may cause serious health risks. The Cellular Telecommunications Industry Association in the United States has researched these potential health risks and publicly announced its belief that no risk exists. Nonetheless, the actual or perceived health risks of wireless telecommunications devices could diminish subscriber growth, reduce network usage per subscriber, spark product liability lawsuits or limit available financing. Each of these possibilities has the potential to cause adverse consequences for us and for the entire wireless telecommunications industry.

Meeting the requirements of the European Union for Romania's planned accession in 2007 may require strict economic and financial reforms, potentially leading to economic dislocation or political or social unrest. Failure to successfully join the EU may negatively impact Romania.

On February 1, 1993, Romania signed an Association Agreement with the EU, and on June 22, 1995, Romania submitted its official application to join the EU. In December 1999, the European Council meeting in Helsinki agreed to commence negotiations with Romania for admittance to the EU. The EU has set out political, economic and legal criteria that Romania must meet in order to be admitted to the EU. These criteria, which Romania has not yet satisfied in full, will require significant political, economic and legal reforms, including numerous, large-scale privatizations across multiple industries; tax, wage and subsidy reform; passage and implementation of a wide range of legislation; significant reforms of the political and judicial system, and other changes to Romania's political and economic system. Any or all of these reforms may prove difficult, politically challenging or impossible to implement under the proposed timeline to EU accession.

Romania's commitment to meeting the EU accession criteria is expected to provide the impetus for major reforms and improvements in the country's political and economic infrastructure and systems, and admission to the EU would afford Romania significant trade and economic advantages. In the event that Romania's EU accession is delayed or the invitation is withdrawn, some or all of these benefits may not be realized.

ITEM 4 - INFORMATION ON THE COMPANY

OVERVIEW

We provide wireless voice and data services in Romania through MobiFon. Our network provides subscribers with voice and high-speed packet data services, including mobile access to the internet and internet based, time sensitive information such as e-mail, digital image transmission and two-way short messaging service, or SMS. As of March 31, 2004, MobiFon had 3,672,138 wireless subscribers, representing approximately a 48.5% market share. MobiFon operates in Romania under the highly recognized brand name Connex. MobiFon also operates the largest Internet service provider in Romania, with approximately 200,000 dial-up Internet access customers.

We were incorporated under the name ClearWave Holdings B.V. on March 15, 2002 under the laws of the Netherlands to hold the shares of MobiFon. On June 12, 2003, we amended our articles of association to, among other things, change our name to MobiFon Holdings B.V. On March 28, 2002, we acquired from our direct parent, ClearWave, all of ClearWave's majority equity interest in MobiFon. We are a holding company, and our only assets are shares of MobiFon representing approximately 63.5% of MobiFon's issued and outstanding share capital. ClearWave holds 100% of our equity. ClearWave is our sole managing director and is responsible for our day-to-day management.

Our head office and principal place of business are located at World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands. Our telephone number is 31 (20) 305-09-08. Corporation Service Company, 17th Floor, 1177 Avenue of the Americas, New York, New York, 10036, acts as our agent for service in the United States with respect to our 12.50% senior notes due July 31, 2010.

Shareholders Chart

The following chart provides, in simplified terms that ignore wholly-owned intermediate holding companies, the equity interests of shareholders in MobiFon and the voting and equity interests, respectively, of our parent companies in us and in their other operating subsidiaries.

OUR BUSINESS

Market Opportunities

Romania is located in Central and Eastern Europe, or CEE, north of the Balkan Peninsula. Neighboring countries are Hungary, Ukraine, Moldova, Bulgaria and Serbia and Montenegro. Geographically, Romania is the second largest country in the CEE region and covers an area of approximately 238,000 square kilometers, with a population of 21.7 million people. Bucharest, the capital city, has a population of over two million people. Approximately 53% of Romania's total population lives in urban areas. Major industries in the country include manufacturing, agriculture, transportation, construction and tourism. The population density of Romania is approximately 91.2 people per square kilometer.

Romania had a communist government until 1989, and is now governed as a parliamentary republic, with a popularly-elected bicameral parliament and president. Since the collapse of the communist regime, the Romanian government has undertaken steps to privatize former state-run industries and to institute other economic reforms. The government has also liberalized prices, reduced government subsidies, returned agricultural land to former owners, and modernized the tax system. The contribution of the private sector to the gross domestic product, or GDP, has gradually increased over time, from 34.8% in 1993 to 66.8% in 2002. The current government, formed by the Social Democratic Party, has stated its intention to continue to adopt structural reforms to provide the growth of a market economy, real economic growth and declining inflation.

Romania has taken a number of steps to integrate its economy into world trade. The current government has announced its desire to accelerate Romania's integration into the European and Euro-Atlantic political, economic and security architecture and to negotiate for entry into the EU. In 1993, Romania signed an Association Agreement with the EU, with a goal of joining the EU by 2007. Currently Romania has met 22 of the 31 "chapters" of the acquis criteria for EU accession, which is the most challenging of the three criteria for EU accession. Also in 1993, Romania concluded a free trade agreement with the European Free Trade Association member countries. In January 1995, the country became a member of the World Trade Organization, and has undertaken tariff and customs reforms to meet its commitments in these agreements. Trade with the EU has grown significantly since Romania signed the Association Agreement, and the EU is Romania's largest trade partner. Trade with the EU accounted for approximately 67.7% of Romania's exports and approximately 57.7% of its imports in 2003. Italy, Germany, France and the United Kingdom account for 79.6% of Romania's total exports to the EU and 77.8% of its imports from the EU during this period.

An important milestone for Romania was reached in late March 2003, when accession protocols to the North Atlantic Treaty Organization were signed for seven countries, including Romania. Ratification by the existing member states and Romania's parliament was completed in February 2004. Romania's economic progress has also led to upgrades in its credit ratings from Standard & Poor's and Moody's.

The following table shows selected information regarding Romania and its economy for the years indicated.

Indicator	2003	2002	2001	2000	1999
Population (in millions)	21.7	21.7	22.4	22.4	22.5
Nominal GDP (U.S.$ in billions)	$57.0	$45.7	$40.2	$37.1	$35.6
Increase (decrease) in real GDP	4.9%(A)	4.9%	5.7%	2.1%	(1.2%)
GDP per capita (U.S.$)	$2,627	$2,106	$1,795	$1,656	$1,522

Average annual consumer price inflation	15.3%	22.5%	34.5%	45.7%	45.8%
Foreign direct investment (U.S.$ in
billions)	$ 1.5	$1.1	$1.2	$1.0	$1.0

Credit ratings	2003	2002	2001	2000	1999
Standard & Poor's...	BB	B+	B	B-	B-
Moody's	Ba3	B1	B2	B3	B3

Sources: Economist Intelligence Unit, US Commercial Service, Columbus World Travel Group, Czech Statistical Office, Commerzbank and Bloomberg.

In recent years, the wireless communications market in Romania has experienced strong growth with the number of subscribers growing at a compounded annual growth rate, or CAGR of 132%, from 19,200 subscribers in 1996 to 7 million subscribers in 2003. This compares to the growth experienced in CEE, as a whole, with the wireless communications market growing at a CAGR of 76%, from 1 million subscribers in 1996 to approximately 57 million in 2003.

The table below outlines some approximate key metrics for wireless services in Romania, CEE and the EU as of December 31 for the periods indicated:

	Romania	CEE	EU
2003 Subscribers (in millions)	7	57	317
2003 Penetration	32%	50%	83%

We believe that several other factors make Romania attractive for wireless telecommunications services. Wireless services can serve as a substitute for traditional fixed line services. As of December 31, 2003, Romania had fixed line penetration of 20% versus wireless penetration of 32%. An increasing number of Romanian consumers are able to afford wireless service. Romania continues to experience strong economic growth and to reduce its rate of inflation. As the country strives for EU accession, its government is focused on achieving economic conditions that should help maintain these trends.

Strategy

Our strategic objective is to maintain our leading position in wireless telecommunications services in Romania and to increase revenues, profitability and cash flow. We intend to achieve this objective through the following strategy:

  Continuing to develop leading brand names, products and services through innovative marketing programs. We believe establishing strong brand names is essential to our success in Romania. As such, we have developed easily-remembered and familiar-sounding brands for our services. We use advertising, event marketing and direct mail techniques to saturate our market with our brands and promote high levels of brand awareness. We intend our branding to convince customers that our offerings are the most effective, affordable and accessible wireless services for their everyday needs.

  Offering simple and competitive pricing plans. We offer simple pricing plans that are designed to compare favorably to the prices offered both by our competitors and by wireless operators in neighboring markets and to the prices offered by RomTelecom, the national fixed line telephone company. Our rates for making in-country long distance calls historically have been cheaper than RomTelecom's fixed line rates at certain times of the day, which encourages customers to use wireless instead of fixed line phone service. With deregulation, we can now directly provide international telecommunication services. We also can provide a fixed wireless product offering that competes with RomTelecom in the business segment.

  Tailoring our marketing, distribution and customer care strategies to suit the local market. We offer a wide variety of pricing and payment alternatives for our services in order to appeal to a broad range of consumers with differing needs. In addition, we carefully tailor our marketing initiatives, brand identity and distribution strategies to the cultural and economic environment in Romania and to each target customer segment.

  Deploying and operating a high-quality network in Romania. We have deployed and continue to upgrade a high quality network to provide our customers with service that is equivalent to the service provided by competing operators. We actively monitor the performance of our network to determine areas of local network congestion where additional network capacity is required. We also continuously work with the local regulatory authorities to acquire additional channels and spectrum when necessary, allowing us to increase network capacity to accommodate growth of subscribers and traffic.

  Introducing advanced data-related services. We plan to upgrade our network as necessary to ensure that we are able to provide advanced value-added data transmission and wireless Internet access. We believe that the current worldwide trend towards the convergence of technologies, such as personal computing and wireless telephony, will facilitate the widespread use of wireless devices to provide Internet access. We intend to capitalize on our platforms to offer such wireless services through technologies which include GPRS and WAP.

Products and Services

MobiFon was the first GSM operator to launch services in Romania. MobiFon received its 900 MHz national license in November 1996 and launched commercial service in April 1997. MobiFon operates in Romania under the highly recognized brand name Connex. MobiFon serves its customers on its state-of-the-art network, which covers approximately 97% of the population in Romania. During the twelve months ended December 31, 2003, MobiFon added 821,834 net subscribers, an increase of 31.2% from December 31, 2002. MobiFon grew at an average rate of 68,486 subscribers per month in 2003 and had 3,457,042 subscribers at December 31, 2003, up from 2,635,208 at the end of 2002. Our internal reports as well as publicly released information of our competitors indicate that this represents a 49% market share.

Basic and Value-added Voice Services

We provide basic voice services for wireless telecommunications over GSM networks. As with the rest of Europe, we follow the "calling party pays" model in billing. We supplement these basic voice services with a range of value-added services, many of which are standard in each of our service packages. These additional services include voice mail, SMS, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification. In most cases, we were the first cellular wireless operator to introduce these value-added services in Romania.

We developed a wide range of entertainment services based on SMS. We provide, among other things, the ability to chat, to play games and to send logos, ring tones and icons. Personalization of handsets through ring tones and logos is also available. Revenues from, and penetration of, SMS is stimulated by the continuous introduction of innovative SMS-based services and promotions.

We have also implemented partnerships with third parties, using a revenue sharing model. These value added services marketed by our partners and including mostly entertainment services now represent a growing source of potential revenue from the Romanian market.

Advanced Wireless Services

The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as phone handsets and other hand-held devices, to create more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, we continue to upgrade our existing digital networks to be able to offer the data transmission capabilities required by these new applications, including wireless application protocol commonly referred to as WAP, GPRS, multi-media messaging service, or MMS, and basic data and fax transmission.

WAP-enabling technologies permit the deployment of data applications, including the ability to access e-mail and the internet. WAP allows us to offer utility services as well as games and other entertainment services. We launched WAP services on August 1, 2000. GPRS permits the transfer of data and use of data services at much faster speeds than current GSM capabilities and represents the next step in the evolution of GSM networks toward third-generation technologies. Possible service capabilities on GPRS include remote high-speed internet and local area network, or LAN, access, high quality audio clips and still-image capabilities.

We launched GPRS services at the end of 2001 and currently provide GPRS and LAN access predominantly for the business segment, which is the market segment where we have identified the highest level of subscriber interest and the greatest potential for vertical applications implementation. We offer a flexible selection of GPRS based packages in order to address our customers' needs and to remain competitive in the market. MobiFon currently has more than 4,000 activated GPRS subscribers and offers GPRS based roaming services with 32 operations in 20 countries.

With WAP, GPRS and also SMS, we are able to offer our customers a variety of content services enabling them to gather information such as weather reports, traffic reports, daily horoscopes, lottery results and news headlines, as well as providing them with access to entertainment applications, and allowing them to perform banking transactions from a handset. These services are typically offered in partnership with third party content providers on a revenue-sharing basis. We earn revenues on these services by charging for access to these services and for the content that they provide. GPRS functionality is provided by Siemens with dedicated SGSN and GGSN platforms, while Ericsson provides the WAP platform.

MMS, which enables users to send and receive digital images, sounds and animations in addition to text, is being deployed throughout Europe. MobiFon launched MMS service in the fourth quarter of 2003 and now counts over 13,000 registered subscribers. In addition we provide subscribers wireless data connectivity for many applications, including wireless enabled PDA, or personal digital assistant, and pocket computer such as Palm and personal computer memory card international association, or PCMCIA, card for laptop computers.

Internet and Data Access Services

We offer dial-up Internet access nationally and are currently the largest internet service provider in Romania with approximately 200,000 dial-up customers, most of whom have free access to this service through their postpaid wireless plan. For individual users, we also offer prepaid dial-up services, domain-name registration, and various services delivered and included within our "myX Portal" package. Our consumer internet and data offerings are closely integrated with our wireless telephony offerings. Through the myX Portal, wireless users can access up-to-date data on their Connex accounts, and download ringtones, games and other applications. Wireless users earn special promotional rates and other internet service offers through continued use of their Connex services. We also offer dedicated internet access and data access and transport services to corporate customers, and we have more than 3,500 dedicated access and virtual private network ports. Within our "myX Portal" package, we also offer customers the ability to access the internet on their portable computer in certain hotels in Romania using WiFi enabled technologies. WiFi, or Wireless Fidelity, is a technology used to transmit and receive data over the unlicensed 2.4 GHz wireless spectrum, providing mobile access to a wired LAN or a wireline broadband connection in its coverage area. With recent deregulation, we can now directly provide international telecommunications services. We also provide a fixed wireless product offering that competes with RomTelecom, the national fixed line operator, in the business segment, including high-speed internet, data and voice services.

Potential Future Service Offerings

Our GSM technology can migrate to provide advanced wireless data services, either by deploying further enhancements to GPRS, such as faster coding schemes, or introducing EDGE, a technology upgrade to the GSM standard that the European Telecommunications Standards Institute, or ETSI, has standardized. EDGE, which is being deployed in North America, Europe and Asia, enables data to travel at the same speed as that of the first phase of third- generation technology, and thus could allow GSM operators who do not have third-generation licenses to better compete with operators that do.

The Romanian government has announced its intention to award four third-generation mobile telecommunications licenses to use spectrum that includes UMTS spectrum for a price of $35 million each payable over a period of five years. MobiFon may decide to participate in the bidding process to acquire one of these licenses, which it would finance with cash on hand and cash flow from its operations. If MobiFon receives one of these licenses, the deployment of a UMTS network would allow us to provide more value-added data services and increase our voice capacity. We expect the licensing process to take place during 2004.

Handsets

We sell a broad selection of high-quality handsets. We currently offer multi-mode handsets from many manufacturers including Sony-Ericsson, Mitsubishi, Motorola, Nokia, Samsung, Siemens and Alcatel. We offer dual-mode and tri-mode handsets that can operate on the GSM 900, GSM 1800 and GSM 1900 networks. These multi-mode handsets allow us to offer our customers roaming across a number of GSM networks in North America, Europe and Asia. The handsets have many advanced features, including colour screens, and are generally enabled for advanced data services to help us introduce new value-added services to our subscribers such as access to the internet, enlarged key pads for ease of use for e-mail access or sending or responding to an SMS and photo imaging.

Our historical policy generally has been to limit the extent to which we subsidize the cost of handsets. We believe that the lack of significant handset subsidies contributes to reduced churn, by attracting customers who select us for the quality of our service rather than for the purpose of obtaining subsidized handsets and then disconnecting from our network. In the telecommunications industry, the term "churn" refers to the rate at which customers leave an operator's network. In addition, the lack of a complete handset subsidy decreases the cost of subscriber acquisition and thereby accelerates our per subscriber payback period. Over the last three years, the cost of subscriber acquisition in Romania has averaged approximately three months of ARPU. Furthermore, we believe that offering plans with a non-subsidized handset reduces the likelihood of bad debt because, in our experience, users who can cover the full cost of a handset are also more likely to cover the cost of their plans.

We intend to continue where feasible our practice of minimally subsidizing handsets. Currently, we do not subsidize handsets to acquire new prepaid consumers. However, we may subsidize handset costs in some of our service packages as part of our initiative to promote new technologies and gain market share. Also, we may have to match any future introduction of increased handset subsidies by our three competitors there, which could affect our subscriber payback period and increase our subscriber acquisition cost.

Service Packages and Pricing

We tailor our service packages to be competitive and simple to understand and to allow each subscriber to choose a package that suits his or her usage requirements. We bill customers for postpaid service, that is, via monthly bills rendered after the service is provided, on the basis of either per-second, and in some cases per-minute, rates or a packaged-minute plan. Subscribers can also choose to subscribe to our service under prepaid packages, whereby a customer may purchase an airtime card that gives him or her calling time equivalent to the amount paid for the card. Our pricing strategies depend on the competitive environment, the subscriber profiles and the regulatory requirements in each of our operating markets.

Postpaid and Prepaid Service Packages

We offer a number of postpaid service packages that are targeted to specific types of subscribers and their expected usage patterns. These packages often include a specified number of minutes as part of the monthly fee, with an overcall rate charged after such minutes are used. GSM roaming is available to subscribers traveling in other countries where we have signed roaming agreements with the local GSM operators. When roaming on a foreign GSM network, the subscriber is charged for the service of relaying the call internationally and for the actual number of minutes used. The per minute charges are at the rates charged by the local GSM operator plus a margin charged by us.

We offer prepaid service packages to enable subscribers who prefer a pre-payment option or whose credit profiles do not qualify for postpaid service. Prepaid service requires no contract and no monthly fee. The customer can easily access further airtime by purchasing additional airtime cards or adding value to a rechargeable card. As of December 31, 2003, prepaid subscribers accounted for 63% of our subscriber base, as compared to 64% as of December 31, 2002. Prepaid customers accounted for 57% of the net added subscribers in Romania, during the twelve-month period from January 1, 2003 to December 31, 2003. We began offering prepaid service on November 7, 1997.

In line with our strategy of offering diversity and flexibility to our customers, we introduced in 2002 the first innovative airtime recharging mechanism for voice and data prepaid customers. This service is available at point of sale and at automated teller machines of the largest bank in Romania. The main benefits of this system are the wide range of the recharge values, its 24-hour availability and the reduction of the costs associated with production and distribution of physical recharging cards.

MobiFon offers ten postpaid packages, including monthly bundled minutes plans which offer the subscriber the possibility to choose between a plan of 100, 200, 400 or 800 minutes of usage. The most commonly used plans are the Connex Cent and Connex 5 plans which offer affordable prices for the lower-end postpaid subscribers. We also offer special packages to our business customers, focused on the offer of integrated services. Finally, we offer two prepaid plans: Connex Go! and Kamarad. These plans give our subscribers the freedom to communicate on our network without the need for a written contract or monthly fee. A distinguishing feature of the Kamarad plan is that it enables the subscriber to choose up to five telephone numbers on either the Connex network or any other national network in Romania for which he or she will benefit from lower fees. As a result of introducing a new, best-in-class billing system, in April 2004 MobiFon was able to reorganize the whole postpaid portfolio structure, replacing the old individual packages with a simpler, more flexible offer, based on four basic bill plan choices, combined with numerous additional options which allow the customer to select the plan that best fits his or her lifestyle profile and needs. Existing customers are allowed to remain on the plans that they currently subscribe to and also have the option of moving to a new bill plan.

Pricing

We believe that our pricing structures compare favorably to the prices offered by our wireless competitors and by wireless operators in neighboring markets.

MobiFon's initial launch strategy emphasized feature-rich service offerings that appealed to corporations, governmental agencies and other high-end consumer subscribers. As part of our strategy to address the Romanian retail consumer market, we introduced programs that appeal to specific mass-market segments, based on disposable income research. Consequently, our prepaid portfolio was diversified to attract not only customers who preferred to use the service mainly for incoming calls, but also those customers who could not afford a postpaid program but had a higher propensity to make outgoing calls. For postpaid plans, we introduced low-end programs, with affordable monthly fees and flexible per minute rates, stimulating usage during non-peak hours, weekends and/or for certain destinations. Our prepaid and postpaid plans for low minutes of use, or MOU, customers were the major driving force in increasing our acquisition of new subscribers. Our services are also priced to be competitive with the fixed line services of RomTelecom, the national fixed line phone company. For some postpaid programs, our rates for making in-country long distance calls historically have been less expensive than RomTelecom's fixed line rates at certain times of the day, which encourages customers to use wireless instead of fixed line phone service. The new postpaid portfolio includes better rates for calling Romtelecom's fixed line network (the price is the same as for in-network calls), thus encouraging the users to make calls to the large customer base of the fixed line operator (over 4 million lines).

Marketing and Distribution

Marketing

Connex's marketing strategy focuses on protecting and growing revenue and profitability from the existing customer base, strengthening leadership by maintaining market share advantage, strengthening brand image and improving customer satisfaction. In addition, our marketing initiatives, brand identity and distribution strategies are carefully tailored to the cultural and economic environment in Romania and to each target customer segment. Taking advantage of the opportunities offered by the newly deregulated telecom market, Connex has developed a new integrated approach to business customers designed to protect GSM revenues and capture as much potential revenue as possible from the telecom needs of our high-end subscribers. This approach is focused on integrating mobile voice, national and international fixed voice and data in a single product offering which we refer to as Integrated Services Strategy. The strategy has been successful and is positioned as a major differentiator in the business market. Connex is currently the only provider of wireless services offering this type of integrated services package in Romania.

A consumer survey we commissioned in March 2004 showed that we had achieved a Connex brand awareness level of 99.2% in Romania. The survey revealed that the top-of-mind brand awareness was 49.7% for Connex, versus 46.9% for Orange, our principal competitor. We accomplished such brand recognition through an extensive advertising campaign that focused on brand visibility through television, billboard and magazine advertisements. Having achieved significant brand awareness in Romania, we are now building on our brand image through various programs and campaigns to ensure brand loyalty. A number of MobiFon's advertising campaigns have won international awards in specialized forums. In 2002, the GSM Association nominated "Connex Play" for its "Best

Marketing Campaign" award; in 2001, at the Portoroz Festival, Connex was awarded a Golden Drum award for television advertising in the Telecommunications category and in 2002, at the Cannes 3GSM Conference, the advertising campaign for Connex Play was among the nominees for best marketing campaigns.

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime.

Distribution Channels

Connex distributes through 3 channels: a direct sales force that serves the top 5,500 business accounts, a network of corporate stores in strategic cities for consumers and small businesses and a group of exclusive and non-exclusive independent distributors. Our distribution channels are also differentiated based on our product offerings — postpaid and prepaid. Exclusive independent distributors distribute both post and prepaid products and services with a heavy emphasis on postpaid (handsets and activations). We have also developed non-exclusive channels with a variety of specialty retail stores and hypermarkets. In addition, prepaid products are distributed through high traffic retail locations such as gas stations, lottery outlets and kiosks. Recent electronic means of recharging prepaid products through banks' automated teller machines have also resulted in partnerships with financial institutions such as Banca Commerciala Romana. At the end of 2003 our distribution network included 11 corporate stores, more than 600 exclusive postpaid locations and more than 3,500 points of sale for prepaid cards. Also, a special distribution channel was developed for selling data services. Due to the data services characteristics (such as need for integration in a complete information technology solution, complexity of services, high value of services, and the need for customized support) we have developed a non-exclusive channel of data partners. Connex Data Partners are national and regional resellers, including system integrators and service providers, who have the resources, skills and assets to meet the demands of the large enterprise and metro markets for integrated information technology solutions.

Dealer Commission Structure

We pay commissions to our dealers for each postpaid customer acquired. In order to promote careful selection of customers and avoid bad debt exposure, our dealers are required to contribute an amount to the subsidies we provide for handsets, and commissions are paid to dealers in installments over a period of months, with a debit to the dealer's account if customers churn within specified time periods. We believe our commission structure and practice are consistent with market practices in Romania. We pay a specified commission to each dealer for its sale of prepaid SIM cards and a lower commission each time the dealer sells an airtime recharge on a prepaid SIM card.

Customer Care

We view customer care as an essential element of our strategy and seek to promote our customer focus to minimize customer churn. With our increasing focus on the retail consumer segments in our markets, we are making increasing use of automated customer service that matches the level of revenue generated by the subscriber. Customers who subscribe to more expensive services receive personalized customer service, while customers who subscribe to more economical packages are served through our interactive voice response, or IVR, unit and through the internet, although live customer care is available for all customers, if and when needed. We have established toll-free customer care call center telephone lines staffed by trained employees to answer inquiries by existing and potential subscribers. We utilize integrated, flexible customer care and billing systems to ensure that customer service representatives are fully equipped to deal with customer concerns on a real-time basis. We closely monitor customer care calls and use information gathered from these calls to identify and remedy system shortfalls and to customize marketing strategies, pricing and promotional plans.

As the first GSM entrant in Romania, we established the benchmark in quality and service standards for that market. We believe that our customer care initiatives in Romania are key in allowing us to maintain our low churn rates and high levels of customer satisfaction. Through constant refining of internal processes, we reach high levels of productivity in the call center and we make an ongoing effort to control the number of calls per customer in a market where the need for education regarding wireless service is still very high.

Billing

Billing is governed by the nature of the subscriber's service package. Our billing and customer care systems are fully integrated in a single system, providing our staff with a comprehensive view of our subscriber's account. We use an automated collections process, making use of short text messaging services, interactive voice response and voice mail.

We replaced our billing system in September 2003. The new system is a best-in-class product that will provide maximum flexibility, will allow for rapid configuration of new products and services and will support innovative discounting and packaging concepts. In addition to its GSM/data convergence which has already been implemented, the new billing system will provide over time prepaid/postpaid convergence, allowing us to offer bundled services and cross-product discounting in a consistent manner across all product lines and payment channels.

Credit Management and Churn

Our exposure to bad debt for our postpaid customers is managed through generating customer profiles, giving us the ability to set credit limits by customer segment and monitor daily usage patterns for customers that fit a high risk profile. Each operating company's fraud department reviews usage reports to monitor potential fraud or credit abuse. Once customers are deactivated for non-payment, an extended legal collection process is performed in order to recover losses. Romania does not currently have a comprehensive credit bureau or credit-reporting agency, and we do not have access to customers' or prospects' banking and credit records. However, we have implemented a detailed credit-scoring model based on demographic factors such as age, occupation and address, which we use to manage our credit exposure and to recommend appropriate service packages to potential customers. In addition, all of the GSM operators in Romania have access to a shared database of subscribers who have been removed from their network for nonpayment. An individual in this database who wishes to subscribe to our service must pay a deposit. Actual bad debt expense at MobiFon has historically been fully covered by reserves which, in 2003, amounted to 2.6% of billable service revenues up from 2.0% in 2002.

Churn, or the rate at which customers leave an operator's network, can occur for a number of reasons. In the case of voluntary churn, the customer may decide that he or she cannot afford the service, move out of the coverage area or decide to subscribe to a competing service. In the case of involuntary churn, postpaid customers who have not paid their bill are, after a period of attempted collection, removed from the network by us. We include in our churn calculation those prepaid subscribers whose services we terminated after several months have lapsed since they last placed or received a call. MobiFon adjusts the number of months of permitted inactivity based on market practice and currently churns prepaid subscribers who have been customers for at least 14 months after three months of inactivity. We have undertaken several initiatives to address opportunities to improve customer satisfaction and thereby reduce voluntary churn including the following:

  improving our call center and sales processes to focus on problem resolution and a positive customer experience;

  implementing specialized customer retention programs to address high ARPU and long-tenured customers; and

  developing targeted sale and contract renewal offers that reflect the value of the customer. MobiFon's average monthly churn rate was 2.12% in 2000, 1.68% in 2001, 1.85% in 2002 and 1.97% in 2003.

MobiFon's average monthly churn rate was 2.12% in 2000, 1.68% in 2001, 1.85% in 2002 and 1.97% in 2003.

Spectrum

MobiFon holds one of three licenses issued to provide nationwide GSM-based wireless telecommunications services throughout Romania. MobiFon paid an initial license fee of $50 million in 1996 and an additional $25 million in 1999 for the extension of the license term to 2011. In addition, MobiFon must pay a recurring annual fee of approximately 9.6 million Euro (approximately $12 million) for 12.4 MHz of spectrum or 62 channels allocated in the 900 MHz range under its frequency license. MobiFon also purchased 2.4 MHz of spectrum or 12 additional channels and has applied for six additional channels in Bucharest in the 1800 MHz frequency range at an annual price per channel of 23,000 Euro (approximately $29,000).

Networks

We chose major cellular equipment vendors such as Ericsson, Siemens, Hewlett-Packard, Nortel and Cisco to design and build networks that provided us with state-of-the-art service that allowed us to begin operating quickly and to expand and upgrade our service as we acquired more subscribers and new technology became available. Flexibility to keep up with new technology is essential to comply with license requirements and compete effectively. We have also invested significantly in advanced operation and maintenance systems to provide quality service to our existing network subscribers. We continuously monitor network traffic and measure the real-time technical performance of our services against global benchmarks. We monitor traffic-related activities in order to respond quickly to conditions in which the traffic load exceeds expected levels.

We purchase most equipment for our networks through competitive tendering. The two key principles guiding procurement decisions are benchmarking, to the extent available, and quality of products that provide value to the customer. Another principle influencing procurement decisions is avoidance of conflicts of interest. We and the other shareholders in our operating companies provide experts who review contracts and prices, and then benchmark them against contracts and prices obtained in wireless networks throughout the world.

We plan and construct each of our wireless telecommunications networks to meet a forecasted level of subscriber density and traffic demand. Once this level is exceeded, we are normally able to increase network capacity to maintain service standards by using techniques such as sectorization and cell splitting. Other wireless telecommunications network operators and infrastructure manufacturers have also developed techniques we can use to ensure service quality at minimal cost, such as microcells. Until technological limitations on network capacity are reached, we can usually add additional capacity in increments that closely match demand and at less than the proportionate cost of initial capacity.

MobiFon began the development of its GSM-based wireless network, using 900 MHz frequencies, in December 1996. By March 1, 1997, MobiFon's network was operational and covered Bucharest, the capital of Romania, including access roads and airports, as well as eight other major cities. As at December 31, 2003, MobiFon's state-of-the-art network covered 97% of the population of Romania. Use of asynchronous transfer mode technology, or ATM, and voice compression techniques led to significant increase in network efficiency, preserving a high quality level. MobiFon now ensures direct international traffic interconnection with five carriers. In Romania, we carry most of our communications traffic on our owned backbone (microwave and fiber optic cable) assets, rather than relying on RomTelecom, thereby reducing operating costs. We have also strategically sourced our network backbone capacity from several sources, including leased capacity from other third party carriers. We lease two pairs of dark fiber optic strands over high voltage poles and technical space for network capacity expansion and network redundancy. We are in the process of installing the required equipment to make one of these fiber pairs fully operational. The "western ring" is already operational and the "eastern ring" is under development. A portion of this usable capacity is leased back to the lessor under the terms of the leasing agreement. The leasing agreement is for a term of 17 years commencing in 2003 or the end of our GSM license, whichever is shorter. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party.

Operations and Maintenance

We design, in consultation with our vendors, state-of-the-art operation and maintenance systems and efficient network management structures. Our primary objectives are high customer satisfaction and compliance with license requirements.

We were able to keep our network operating on average at 99.92% of the time, in 2003, mainly as a result of the following monitoring and maintenance measures:

  through standard monitoring and supervision features provided by certain components of our networks, we continuously monitor the traffic on the networks, examine the state of the networks in real-time and produce fault reports and performance reports;

  to ensure peak network reliability and service quality, our maintenance plans feature preventive and corrective maintenance programs. For instance, we set appropriate alarm threshold levels for detection of equipment problems such as low batteries, equipment or circuit outages and security violations and we constantly refine maintenance procedures and documentation to improve mean-time-to-restoration for problems that directly affect subscribers. We also establish routine maintenance and testing of all switching, radio equipment, systems running value added services and interconnect facilities;

  we safeguard our networks against disaster by using, at various locations, redundant/physically diverse transmission systems, redundant/physically diverse system components, battery back-ups, generators and fire suppression systems, a back-up GSM network operations center for MobiFon. In addition, regional centers maintain replacement parts for critical components in the event of switching center or other system failures. We have also defined a Business Continuity Plan which covers the main services and includes specific procedures and guidelines to reduce the impact of various disaster situations.

Competition

Our competitors or their principal corporate shareholders have been operating for a number of years in our markets or in other markets for wireless services, are currently serving a substantial subscriber base and may have significantly greater financial resources than those available to us. However, we believe that our brand recognition and pricing strategies will enable us to compete effectively in these markets. Although we currently face competition from other forms of telecommunications technologies, we believe that our GSM-based wireless networks should continue to enjoy cost and accessibility advantages over these other technologies.

In addition to MobiFon, Romania currently has three other licensed wireless operators holding a total of four separate licenses: (1) Orange S.A., the other digital GSM 900 MHz operator, (2) RomTelecom's subsidiary, Cosmorom, a digital GSM 1800 MHz operator, and (3) Telemobil, a digital CDMA/2000 and analog Nordic mobile telephone protocol, or NMT, operator.

Orange, majority owned by France Telecom and operated initially under the name Dialog, acquired its 900 MHz license at the same time as MobiFon in November 1996 and launched its services in June 1997. Dialog re-branded its services under the Orange brand on April 5, 2002.

RomTelecom, the national fixed-line phone company, in which the partly-privatized Greek telecommunications company OTE has a 54.0% equity interest, acquired its 1800 MHz license in connection with its privatization in November 1998. It launched its operations under the brand name Cosmorom in 2000.

Telemobil won its analog NMT license in March 1992 and launched operations in May 1993 but did not succeed in reaching significant market penetration. In December 2001, Telemobil launched a new service based on an advanced form of code division multiple access technology known as CDMA/2000. Inquam Romania, in which Qualcomm Inc. and Omnia Holdings are investors, is now the main shareholder of Telemobil. Telemobil is the first European mobile operator to use CDMA technology and the first to use the 450 MHz band worldwide. Telemobil has titled its new service Zapp and is trying to position its technology as the first third-generation service in Romania.

The following table presents a summary of the relevant information for each wireless operator in Romania, including estimated market share based on publicly released data of the operators as of December 31, 2003:

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share
1) MobiFon	Connex	GSM 900/1800	November 1996	April 1997	49.2%
2) Orange	Dialog/Orange	GSM 900/1800	November 1996	June 1997	47.2%
3) Telemobil	Zapp	CDMA 2000/NMT	March 1992	May 1993	2.4%
4) RomTelecom..	Cosmorom	GSM 1800	November 1998	June 2000	1.2%

Regulatory Environment and Licenses

The Romanian government has adopted a policy of harmonizing Romanian telecommunications regulations with EU norms. In this respect, Romanian telecommunications legislation was significantly modified during 2002 to reflect the EU directives, and a new regulatory authority, the Romanian Telecommunication National Agency for Regulation in Communications Sector, known by its Romanian acronym ANRC, was established. Its main purpose is the implementation of a national policy in the telecommunications sector. The ANRC now exercises a portion of the authority formally held by the Ministry of Communications and Information Technology, or MCIT. Under the new telecommunications regulations, a communications operator needs to obtain three authorizations and licenses: a general authorization for network services issued by the ANRC, a numbering license issued by the ANRC and a frequency spectrum license issued by the MCIT.

General Authorization for Network Services (issued by ANRC)

The general authorization sets forth the requirements that a potential operator must meet in order to provide telecommunications services. As required by the telecommunications law and ANRC's Decision No. 131 dated December 9, 2002, MobiFon filed a notification with the ANRC and was issued the certification registered under no. 782/December 24, 2002, confirming that MobiFon complies with the requirements of the general authorization and may engage in provision of telecommunications services.

If we fail to comply with the authorization to provide electronic communications networks, the regulatory authority may apply administrative fines up to 2% of revenue. Breaches that are subject to administrative fines include the following: (1) breach of the obligations regarding the general authorization, (2) using a radio frequency without having a license, (3) using numbering resources without having a license and (4) not complying with the frequency and numbering licenses' terms and obligations.

Numbering License (issued by ANRC)

The ANRC is responsible for granting to all fixed line and wireless operators a numbering license for allocation of numbers based on the national numbering plan. On July 23, 2003 and December 23, 2003, the ANRC issued to MobiFon numbering licenses no. 1.2 and 1.3, valid until February 14, 2013. These licenses confirmed MobiFon's right to use the numbers previously allocated under MobiFon's former GSM license and allocated to MobiFon additional numbers. Although the ANRC may include in the numbering license the obligation of the operators to pay a certain tax for the use of the allocated numbering resources, MobiFon's numbering license does not include such an obligation. However, MobiFon is subject to a monitoring fee payable to the ANRC and amounting to 0.2% of revenue.

Frequency Licenses (issued by MCIT)

The MCIT has retained authority over the transmission frequencies used by all wireless operators in Romania, as well as the frequencies used by radio, television and other communications media. On June 30, 2003, the MCIT issued the GSM frequency license to MobiFon. This license expires on December 31, 2011 and may be renewed by MCIT upon a request by MobiFon made at least six months prior to the aforementioned expiry date. The license gives us the exclusive right to use 62 channels in the GSM 900 MHz range and 12 channels in the 1800 MHz range in Bucharest. At the request of MobiFon, the MCIT might supplement or reduce the allocated number of channels and radio frequencies allocated in the GSM 900 and GSM 1800 bands.

The GSM frequency licenses contain provisions regarding coverage and quality obligations. The coverage requirements include having: (1) at a minimum, one base station installed and maintained in use in each county capital; (2) coverage area of a minimum of 50% of the territory; and (3) service availability minimum of 50% population coverage. In terms of quality obligations MobiFon has to provide the service 24 hour per day, 7 days per week and the call blocks and call drops over the radio path shall not exceed 2% at peak hours.

The MCIT may suspend or withdraw the GSM frequency license in cases of serious breach by MobiFon of its obligations under the license or under applicable regulations.

Roaming Agreements

MobiFon is a signatory of the GSM Memorandum of Understanding which is now known as the GSM Association. This association establishes common technology standards facilitating worldwide roaming. The roaming agreements allow our subscribers to use their own handsets wherever GSM wireless service is provided, or to roam in such locations with a handset that is compatible with the local network.

As of May 1, 2004, MobiFon had negotiated roaming agreements with 252 operators in 112 countries and is continuing to negotiate additional roaming agreements. MobiFon's main objective is currently to increase the number of new roaming destinations for its subscribers, with a special emphasis on remote holiday destinations and Latin American countries. Also, in order to maximize roaming revenues, MobiFon has entered into arrangements with wireless operators in order to offer prepaid roaming to its subscribers. The prepaid roaming agreements allow MobiFon's Kamarad prepaid subscribers to use their own handsets and prepaid cards wherever the prepaid roaming service is available. As of May 1, 2004, MobiFon was offering its prepaid customers the ability to roam in 29 networks covering 17 countries. MobiFon is the first mobile operator in Romania to offer GPRS roaming services to its subscribers. As of May 1, 2004 MobiFon was offering its postpaid subscribers GPRS roaming services in 32 networks covering 20 countries.

Interconnection Agreements

In August 1997, MobiFon signed an initial one-year interconnection agreement with RomTelecom. The agreement has been successively extended for additional 12-month periods. The agreement and the addenda subsequently entered into provide, among other things, for the settlement procedure and the exchange of traffic information between parties, the procedures for applying the fixed national mobile tariff and for the settlement method in case of possible differences due to exchange rate fluctuations, the access by users of either RomTelecom's or MobiFon's services of the services supplied on either network, subject to certain exceptions, and the settlement of the terms and conditions applying to services other than basic interconnection services through separate agreements. MobiFon also leases space in certain RomTelecom facilities where it locates technical equipment needed for interconnection. Such leasing is not subject to interconnection conditions but is rather the subject of separate agreements between the parties currently under negotiation. The parties have agreed that the lease rates shall, in the future, be included in the interconnection agreement.

In 2003, the liberalization of Romanian telecommunications market ended RomTelecom's monopoly for international traffic to and from Romania, and as a result, MobiFon was no longer required to use RomTelecom as the sole source for carrying international traffic. In November 2002, MobiFon and RomTelecom concluded an amendment to the interconnection agreement whereby they terminated the provisions with respect to routing all international traffic through RomTelecom, effective after December 31, 2002. As a result, effective 2003, MobiFon entered into bilateral international interconnection agreements with international carriers including carriers based in Germany, Italy, Belgium and Austria. These agreements allow us to send and receive traffic to and from these carriers' customers, and generally provide better quality, service and contract terms than our prior agreement with RomTelecom. In

October 2003 MobiFon entered into an agreement for providing services related to international traffic with RomTelecom and Radiocomunicatii S.A., or SNR.

A December 2002 decision of the ANRC designated RomTelecom as a significant market power with respect to the access to public networks of fixed telephony. The decision imposed on RomTelecom an obligation to publish a Reference Interconnection Offer, or RIO, with an interconnection rate set by the ANRC. In February 2003 RomTelecom published the RIO.

Another decision of the ANRC, issued in March 2003, designated MobiFon as a significant market power, or SMP, with respect to call termination into its own network. The decision imposes various obligations upon MobiFon in order to maintain transparency and non-discrimination in the interconnection market, including making publicly available the tariffs for all interconnection related services, offering equal interconnection conditions and related necessary information to all customers, maintaining separate accounts for interconnection related operations, and applying cost oriented tariffs for interconnection services. The decision also established the maximum interconnection rates at $0.11/min for 2003 and $0.10/min from January 1, 2004 until implementation of a long-term incremental cost calculation model later in 2004.

Due to the changes in the regulatory environment resulting in the obligations imposed by the ANRC to both operators in 2003, MobiFon and RomTelecom are currently negotiating a new interconnection agreement based on RomTelecom's RIO and MobiFon's published interconnection rates.

In October 2003, given both parties' SMP obligations regarding the level of the interconnection rate, the parties concluded an addendum setting new interconnection rates as follows:

  Connex: U.S.$0.11/min; and

  RomTelecom: € 0.0214/min for peak time and € 0.0197/min for off peak time.

In the same addendum, MobiFon and RomTelecom agreed to extend the duration of the existing agreement until conclusion of the new interconnection agreement. In October 2003, MobiFon and RomTelecom also entered a bilateral agreement for providing services related to international traffic. The parties signed another addendum, effective January 1, 2004, setting the termination rate into the Connex network at the level of US $ 0.10 / min. due to MobiFon's SMP obligation with respect to maximum interconnection rates.

On May 5, 1997, MobiFon concluded an initial "bill and keep" interconnection agreement with Orange which applied until May 12, 1999, when MobiFon entered into another interconnection agreement with an initial term of 12 months, extendable for additional 12 month periods. This interconnection agreement provides for the interconnection of MobiFon's network with that of Orange. Under this agreement, certain fixed charges or tariffs are payable by the parties according to the amount of call traffic that each party handles for the other. The agreement currently provides procedures for settlement and monthly traffic information exchanges and the availability of SMS between the two networks.

In March 2003, Orange was also designated as a significant market power with respect to call termination in its own network. The same obligations of transparency, non-discrimination and maximum interconnection rates as those imposed on MobiFon were imposed on Orange as a result of the decision.

Due to changes in the regulatory environment resulting from the obligations imposed by the ANRC on both operators in March 2003, Orange and MobiFon have entered into negotiations for a new interconnection agreement. The parties have agreed, as an addendum to the existing agreement, that on an interim basis, an interconnection rate of $0.11/min will be used. The new interconnection agreement will also specify that each party shall charge for the leased lines it has provided for ensuring interconnection. Based upon a further addendum dated September 15, 2003, MobiFon and Orange agreed to extend the duration of the existing agreement until completion of negotiations and conclusion of a new interconnection agreement. Applicable from January 1, 2004, the parties signed another addendum setting the termination rate at the level of US $ 0.10 / min. due to both parties' SMP obligations regarding the maximum level of interconnection rates.

MobiFon also entered into an interconnection agreement with Cosmorom on March 20, 2000, for an initial term of 24 months, extendable for additional 24-month periods. This interconnection agreement provides for the interconnection of MobiFon's network with that of Cosmorom. Under this agreement, certain fixed charges or tariffs are payable by the parties according to the amount of call traffic that each party handles for the other. On April 12, 2001, MobiFon and Cosmorom entered into an addendum to the interconnection agreement providing for the availability of SMS between the two networks.

In the context of SMP obligations imposed on MobiFon by the ANRC in March 2003, MobiFon proposed in November 2003 to

Cosmorom that parties should sign an addendum to the existing interconnection contract for setting the interconnection rate into both networks at the level of $0.11/min (from $0.11/min during peak periods and $0.06/min during off peak periods). As Cosmorom did not accept MobiFon's proposal, MobiFon sent Cosmorom the required three-month notification letter for contract termination effective on March 20, 2004 and requested the start of negotiations for a new interconnection agreement asking for a bilateral flat rate of US$0.11/min. Applicable from January 1st, 2004, the parties signed an addendum to existing agreement setting the termination rate into the Connex network as follows: US$0.10 - peak and US$0.06 - off peak due to MobiFon's SMP obligation regarding maximum level of interconnection rates. The parties have now agreed to extend the existing interconnection agreement to the end of July using a $0.10 rate for all traffic terminating on the Connex network.

MobiFon entered into an interconnection agreement with Telemobil, the NMT operator, on March 20, 2001, with an initial term of 24 months, extendable for additional 24 month periods, setting the interconnection rate at $0.12/min. On August 9, 2002, MobiFon and Telemobil entered into an addendum to the interconnection agreement providing for the availability of SMS between the two networks at the rate of $0.03/SMS. On May 26, 2003, in the context of the ANRC March 2003 decision, MobiFon and Telemobil entered into a further addendum setting the interconnection rate at $0.11/min, effective June 1, 2003. On September 15, 2003, MobiFon and Telemobil concluded another addendum extending the term of the existing agreement until completion of negotiations and conclusion of a new interconnection agreement. The parties signed another addendum, effective January 1, 2004, setting the termination rate into Connex network at the level of $ 0.10 / min. due to MobiFon's SMP obligation with respect to maximum interconnection rates.

MobiFon has also recently entered into interconnection agreements with a number of new local operators at a rate of $ 0.10 / min. for calls terminating on the MobiFon network and rates ranging from $ 0.02 / min. to $ 0.04 / min. for calls terminating on these parties networks. These local operators include Atlas Telecom, RDS, SNR, NetMasters Communications SRL and Adisam Telecom SA.

Co-shareholders

Our partners in MobiFon are Vodafone Europe B.V., holding a 20.1% equity interest, Deraso Holding B.V., a group of financial investors led by J.P. Morgan Partners, LLC, holding a 14.4% equity interest and certain other minority investors, together holding a 2.0% equity interest in MobiFon.

Liquidity Agreements

ClearWave Liquidity. ClearWave and its direct and indirect parent companies, Telesystem International Wireless Inc, or TIW, and Telesystem International Wireless Corporation N.V., or TIWC, have entered into agreements with our co-shareholders in MobiFon holding in aggregate approximately 15.5% of the outstanding shares of MobiFon, to allow these parties to participate in certain transactions that create liquidity for ClearWave's shares. Two types of events trigger tag-along rights for these co-shareholders under the agreements: (1) sales by TIWC of shares of ClearWave pursuant to a bona fide arms' length transaction for cash or liquid stock; or (2) certain types of public sales of shares of ClearWave or its successor company.

Accordingly, such co-shareholders would have the right to participate in the particular transaction on terms as close as possible to those applicable to TIWC or ClearWave by selling all or part of their shares in MobiFon. ClearWave and TIWC also have drag-along rights, under certain conditions, to require such co-shareholders to participate in a transaction that creates liquidity for ClearWave's shares.

MobiFon Liquidity. Pursuant to an amended and restated exit agreement dated May 3, 2001, in the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders in MobiFon holding in aggregate approximately 15.5% of the outstanding shares of MobiFon, may require TIWC or, at TIWC's option, ClearWave to make an offer to acquire their shares of MobiFon at a price representing the fair market value of such shares as determined by an independent valuation and shall be payable, at TIW's option, in cash or in TIW's marketable securities. This right terminates upon an initial public offering of ClearWave shares that meets certain criteria. The exit agreement states that the sole obligation of the minority investors in the event that they exercise this right shall be to transfer good title to their MobiFon shares free from any pledge, lien or other encumbrance. Amounts due under MobiFon's senior credit facility are secured by security interests in, among other things, MobiFon's share capital held by all MobiFon's shareholders. See "Information on the Company - Our Business - Senior Credit Facility and Working Capital Facility of MobiFon".

TIWC's and ClearWave's rights and obligations under these exit agreements have not been and are not expected to be assigned to

us. However, if ClearWave, TIWC or our partners in MobiFon exercise their rights under these agreements and as a result, ClearWave or TIWC acquires additional shares in MobiFon, ClearWave and TIWC have an obligation under an equity agreement dated June 27, 2003 to transfer to us these acquired shares of MobiFon.

EBRD Share Retention Arrangement

Currently, all the shares in MobiFon's share capital are subject to a first ranking security interest established in favor of the senior lenders of MobiFon. In addition, we and Vodafone, together with ClearWave and TIW, have entered into a Share Retention and Subordination Deed providing certain restrictions with respect to transfers of our shares in MobiFon. Effectively, the senior lenders require that, as a general rule, we and Vodafone, or our affiliates, at all times during the term of the senior credit facility retain together at least 50.1% of the voting and equity shares of MobiFon. The principal exception to this is the transfer to a recognized telecommunications operator, defined as any telecommunications operator with internationally recognized experience in the operation and management of GSM telecommunications networks and whose issued long-term senior unsecured debt securities have an investment grade credit rating. Such transfers are permitted, provided the transferee itself becomes a party to the Share Retention and Subordination Deed and undertakes to provide technical and management support to MobiFon and agrees to consult with the senior lenders in respect of the arrangements as to the management of MobiFon so that MobiFon is managed by a team with recognized experience in the mobile telecommunications business and in the emerging market environment.

Senior Credit Facility and Working Capital Facility of MobiFon

On August 27, 2002, MobiFon entered into a senior credit facility consisting of loan commitments on substantially identical terms from the European Bank for Reconstruction and Development, or the EBRD (together with a syndicate of commercial banks), Nordic Investment Bank and Export Development Canada for an aggregate amount of $300.0 million for the purpose of refinancing (prepaying) in full the outstanding balance of the senior and subordinated loan facilities provided to MobiFon in 1999 by EBRD, Nordic Investment Bank, Export Development Canada and a syndicate of commercial banks having ABN AMRO Bank N.V. as agent, and applicable interest, fees and costs, as well as financing purchases of equipment associated with the expansion of MobiFon's GSM network in Romania and the acquisition of a UMTS license by MobiFon. The facility was fully drawn as at December 31, 2003 and the loans outstanding are repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

The terms of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. MobiFon entered into interest rate swap arrangements in notional principal amounts of $100.0 million and $30.0 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2003 was 6.6%.

Amounts due under the senior credit facility and related hedging arrangements are secured by first ranking security interests in, among other things, MobiFon's share capital held by all MobiFon's shareholders, MobiFon's movable assets, its bank accounts, accounts receivable and insurance policies. MobiFon's shareholders entered into a Share Retention and Subordination Deed providing, among other things, for certain restrictions with respect to transfers of shares in our share capital or the share capital of MobiFon. Certain shareholders of MobiFon must at all times during the term of the senior credit facility own at least a 50% economic and controlling interest in MobiFon, as well as retain management control of MobiFon, except for limited types of transfers to recognized telecommunications operators that commit to provide specified levels of management and technical support to MobiFon.

MobiFon also has available $17 million of uncommitted operating capital.  MobiFon's $9.0 million overdraft facility, which permits up to $10.0 million in issuance of letters of guarantee to third parties, of which $3 million has already been issued, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. A second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

Environment

We are subject to certain local, regional, national and foreign laws and regulations governing environmental protection. Such laws and regulations impose strict requirements for the use, management and disposal of hazardous substances. We believe that we are in substantial compliance with existing environmental laws and regulations and do not expect the costs of complying with environmental laws to have a material impact on our capital expenditures, earnings or competitive position in the foreseeable future. As requirements in the countries in which we operate become more stringent, however, we may become subject to increasingly rigorous requirements governing fuel storage for our back-up power supply, investigation and cleanup of contaminated properties on which our towers are located, and emissions of, and human exposure to, radio frequency emissions.

Employees

As of December 31, 2003, MobiFon had a total of 1,856 employees, of whom 780 were employed in customer service, 373 were in our engineering department, 185 were employed in information systems, 311 were in our sales and marketing department and 207 were employed in general administration. None of MobiFon's employees are subject to collective bargaining agreements. MobiFon believes that it enjoys good relations with its employees.

Property

MobiFon leases approximately 9,500 square meters of office space for its head office in Bucharest for approximately $3.3 million annually, including operating expenses. MobiFon also currently leases various properties for the operation of its network and other purposes related to its business for approximately $29.3 million per year.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Incorporated by reference in this Form 20-F is our "Operating and Financial Review and Prospects" filed with the United States Securities and Exchange Commission as Exhibit 99.1 to our Form 6-K dated May 19, 2004 and incorporated by reference hereto as Exhibit 14.1.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Management of MobiFon Holdings B.V.

Board of Management

The board of management, which has the general legal authority to represent us, is entrusted with our management. The board of management must be composed of one or more members, who can be individuals or corporate entities. If a corporate entity is a member of the board of management, the director's liability of such corporate entity shall also jointly and severally apply to each member of the board of management of such corporate entity. Certain resolutions of the board of management determined from time to time may be subject to the approval of the general shareholders meeting. Lack of such authorization does not, however, affect the authority of the board of management to legally bind us. The members of the board of management are appointed by the general shareholders meeting.

The general shareholders meeting may suspend and dismiss the members of the board of management. Even after having been extended, a suspension shall not last for more than three months. If after that time no decision has been reached on the lifting of the suspension or the removal from office, the suspension shall cease to exist. The remuneration and other conditions of employment of each member of the board of management is determined by the general shareholders meeting.

Our sole shareholder, ClearWave, is the only member of our board of management. Under Dutch law, a company's board of management can consist of a corporate entity. Since ClearWave is our sole managing director, its board of management assumes responsibility for our management.

Management of ClearWave

Supervisory Board and Board of Management

ClearWave's supervisory board supervises its general affairs and business. It also supervises and provides advice to ClearWave's board of management. In fulfilling their duties, all members of the supervisory board must serve the best interests of ClearWave and the enterprise connected therewith.

The articles of association of ClearWave provide for at least three members to serve on the supervisory board. Three of the five individuals appointed to the supervisory board as of the date hereof are also officers or employees of TIW or its affiliates and two are independent within the meaning of the guidelines of the U.S. Sarbanes-Oxley Act of 2002.

Members of the supervisory board are appointed by the general shareholders meeting of ClearWave from a non-binding nomination, drawn up by the supervisory board. Any remuneration for members of the supervisory board is determined by the general shareholders meeting.

The articles of association of ClearWave do not impose any quorum requirements for meetings of its supervisory board. Decisions of the supervisory board generally will require the approval of a majority of the votes cast. Members of the supervisory board may be suspended or dismissed by the general shareholders meeting at any time. A suspension may not last longer than three months in total, even after having been extended one or more times. If no decision on a termination of the suspension or dismissal has been made following such time, the suspension will end.

The board of management, under the supervision of the supervisory board, is entrusted with managing ClearWave. The board of management must be comprised of at least three members. The general legal authority to represent ClearWave is vested in the board of management and in each member of the board of management acting alone. An absolute majority of votes cast by all managing directors in office is necessary to adopt resolutions of the board of management. Certain resolutions of the board of management determined from time to time may be subject to the approval of the supervisory board. Lack of such authorization does not, however, affect the authority of the board of management or any of its individual members to legally bind ClearWave. The members of the board of management are appointed by the general shareholders meeting from a binding nomination, drawn up by the supervisory board, of at least two nominees for each vacancy to be filled. If the supervisory board fails to make use of its right to draw up a binding nomination or fails to do so in a timely manner, the general shareholders meeting is free to make the appointment. The general shareholders meeting may at all times override the binding of the supervisory board's nomination by adopting a resolution to this effect with two-thirds of the votes cast representing more than half of the issued capital.

The general shareholders meeting of ClearWave may suspend and dismiss the members of the board of management. The supervisory board may also suspend the members of the board of management. Even after having been extended, a suspension shall not last for more than three months. If after that time no decision has been reached on the lifting of the suspension or the removal from office, the suspension shall cease to exist. The remuneration and other conditions of employment of each member of the board of management is determined by the supervisory board.

At the next annual meeting of shareholders of ClearWave to be held on June 28, 2004, shareholders of ClearWave will be asked to approve a resolution amending the articles of association to eliminate the requirement for a supervisory board. Shareholders of ClearWave will also be asked to approve the nomination of TIWC as the sole member of the board of management of ClearWave.

The following tables list the current members of ClearWave's supervisory board and members of ClearWave's board of management and the executive officers of MobiFon:

Supervisory Board

Name	Municipality of Residence
Charles Sirois (Chairman)...	Montreal, Quebec, Canada
Margriet Zwarts	Montreal, Quebec, Canada
Mario Bertrand	Monte Carlo, Monaco
Pier Carlo Falotti	Crans, Switzerland
Henri de Maublanc	Paris, France

Board of Management

Name	Municipality of Residence
Alexander Tolstoy (1)	Prague, Czech Republic
Kees van Ravenhorst (1)	Heemstede, the Netherlands
James J. Jackson (2)	Prague, Czech Republic
Yves Normand (2)	Amsterdam, the Netherlands

______________

  Alexander Tolstoy and Kees van Ravenhorst have been members of ClearWave's board of management since June 27, 2000 and September 17, 1999 respectively.

  James J. Jackson and Yves Normand have been members of ClearWave's board of management since June 21, 2002.

Executive Officers

Name	Municipality of Residence	Position
Alexander Tolstoy...	Prague, Czech Republic	President and Chief Executive Officer,
ClearWave; Chairman of the Board and
Chief Executive Officer, MobiFon and
Český Mobil; President, Český Mobil
James J. Jackson	Prague, Czech Republic	Senior Vice President and Chief Financial
Officer of each of ClearWave and MobiFon
Edward Lattimore...	Bucharest, Romania	President and Chief Operating Officer,
MobiFon
Vishant Vora	Bucharest, Romania	Chief Technology Officer, MobiFon

Charles Sirois is Chairman of the Board of TIW and Chairman of the Board, Chief Executive Officer and controlling shareholder of Telesystem Ltd., one of TIW's principal shareholders. From 1992 to 2000, Mr. Sirois was Chairman and Chief Executive Officer of Teleglobe Inc. From 1988 to 1990, Mr. Sirois was Chairman of the Board and Chief Executive Officer of BCE Mobile Communications Inc., and prior to that, he was Chief Executive Officer of two of the companies that formed BCE Mobile, National Pagette Ltd. and National Mobile Radio Communications Inc. He is currently a director of the Canadian Imperial Bank of Commerce and of Microcell Telecommunications Inc., which successfully emerged from a restructuring under the Canadian Company Creditors' Arrangement Act in early 2003, and is Chairman and Chief Executive Officer of Enablis Entrepreneurial Network, a non-profit organization sponsored by the G8 Dot Force. Mr. Sirois was also a member of the G8 Dot Force of the National Broadband Task Force and was a founding member of the Washington-based Global Information Infrastructure Commission (GIIC). Mr. Sirois

received the Order of Canada in 1994 and was made a knight of the Ordre national du Quebec in April 1998.

Margriet Zwarts is General Counsel and Secretary of TIW. Prior to her appointment in March 1998, she was in private practice, initially with the law firm Martineau Walker and from 1989 with the law firm Ogilvy Renault, where she was a partner from 1991. She holds a Bachelor's degree in Civil Law and a Bachelor's degree in Common Law from McGill University and a Master's degree in English literature from the University of Toronto. She is a member of the Quebec Bar and the Law Society of Upper Canada.

Mario Bertrand is President, Telesystem (Antilles) Corporation N.V. Prior to organizational changes effected in May 1999, Mr. Bertrand was President, Europe of TIW and, prior to May 1997, held the position of Managing Director, Europe with Telesystem International Wireless Service since 1995. Mr. Bertrand was a guest lecturer at the Ecole Nationale d'Administration Publique and the Sorbonne, both in Paris, in 1994, President and Chief Executive Officer of Tele-Metropole Inc. from 1991 to 1993, President and Chief Executive Officer of M. Stores Inc. in 1990 and served as Chief of Staff to the Premier of Quebec from 1986 to 1990.

Pier Carlo Falotti was Executive Vice President and member of the Executive Committee of Oracle EMEA from 1998 to 2000. He joined Oracle EMEA in 1996 as Senior Vice President. Prior to joining Oracle in 1996, Mr. Falotti held the position of President and CEO of AT&T Europe. When the company was split in 1995, he remained with AT&T as Executive Vice President responsible for international activities. Mr. Falotti is currently a member of the Board of Directors of Linkvest (Switzerland), Centric Software (USA), ImpactXoft (USA) and Tatis (Switzerland).

Henri de Maublanc is President, founder and majority shareholder of the Clarisse-Politel group, and President of the Aquarelle.com group, which is controlled by Clarisse and is one of the leading e-commerce web sites in France. From 1985 to 1995, Mr. de Maublanc was the President and Chief Executive Officer of Politel, the leading operator of servers in France for interactive services by minitel and telephone. Prior to that, in 1984 and 1985, he directed the development of the Le Nouvel Observateur group. He started his career with Exxon. Mr. de Maublanc is president of Association pour le Commerce et les Services En Ligne, or the Association for E-commerce and Online Services, which is a trade association for companies involved in the development of new information technologies. He is a member of the Conseil Superieur de la Telematique, and he has participated in the development of new technologies of information and communication networks and other telecommunications networks, notably with the French government. He was, in 1999, a member of the advisory board of Teleglobe Inc.

Alexander Tolstoy Alexander Tolstoy was appointed as ClearWave's President and Chief Executive Officer effective September 1999, and is currently the Chairman of the Board and Chief Executive Officer of MobiFon and Český Mobil as well as President of Český Mobil. When ClearWave and its partners were awarded the GSM 900 license in Romania, Mr. Tolstoy was appointed to MobiFon as its first President and Chief Executive Officer. From 1995 until November 1996, he managed the establishment of TIW's GSM companies in India and China. From 1987 to 1994, Mr. Tolstoy was Vice President, Western Region for Bell Mobility Cellular in Canada. From 1970 to 1987, he held various management positions at Bell Canada and Bell Canada International. Mr. Tolstoy is married to Karla Stephens, Chief Operating Officer of Český Mobil.

Kees van Ravenhorst was elected Managing Director and has been acting as corporate secretary of ClearWave since its incorporation. Mr. van Ravenhorst joined TIW in December 1996 and has been managing the Amsterdam office of Telesystem International Wireless Corporation N.V. since October 1997. Prior to joining TIW, Mr. van Ravenhorst was employed as a legal and financial consultant at BCE Inc. and Bell Canada International between 1993 and 1995 and was a practicing lawyer in Amsterdam since 1981. Mr. van Ravenhorst was first admitted as a member of the Quebec Bar in 1993 and the Netherlands Bar in 1981.

James J. Jackson was appointed as ClearWave's Chief Financial Officer in 2000 and MobiFon's Senior Vice President and Chief Financial Officer in 1997. From 1995 to 1997 Mr. Jackson was Vice Chairman, Finance, for Quadrant Amroq Bottling Co. Ltd., a venture capital firm holding the franchise for Pepsi Cola in Romania. Prior to that, he worked for fifteen years at Alcan Aluminium Ltd., including as President of one of its venture capital groups. Mr. Jackson is a member of the Institute of Chartered Accountants of Canada and is a registered Certified Public Accountant in the United States. Mr. Jackson left ClearWave, Český Mobil and MobiFon in February 2001 and returned to ClearWave and its subsidiaries in July 2001.

Yves Normand has been a financial officer of TIWC since October 2000 and was appointed a managing director of TIWC in April 2001. Mr. Normand joined TIW in July 1996 as a controller and also held other financial positions at TIW Prior to July 1996, Mr. Normand was a controller at Biochem Immonosystems Inc. in Montreal and was a senior manager at Deloitte & Touche from 1988 to 1993. Mr. Normand holds a bachelors degree in Business Administration from the Ecole des Hautes Etudes Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

Edward Lattimore was appointed President and Chief Operating Officer of MobiFon in February 2000. From 1985 to 1988, and then from 1999 to 2000, he was Branch Manager — London, Ontario, Director of Marketing — Toronto, Ontario and Senior Vice

President, Western Canada for Bell Mobility Cellular, Toronto, Ontario. Between 1988 and 1999, Mr. Lattimore served at BCTEL Mobility, Burnaby, BC, as Manager, Marketing; Vice President, Strategy and Marketing; Vice President Marketing and Vice President, General Manager, Wireless Services; and Vice President, General Manager Wireless Business Systems. From 1981 to 1985, he was Branch Sales Manager for Xerox.

Vishant Vora was appointed Chief Technology Officer of MobiFon in December 1999 as a seconded employee of Vodafone. Before joining MobiFon, Mr. Vora was the Chief Technology Officer of Millicom International Cellular in the Philippines from 1997 to 1999. Mr. Vora was the Director — System Enhancement and Competitive Analysis for Sprint PCS from 1996 to 1997 and held various positions with AirTouch Cellular from 1990 to 1996. Mr. Vora holds a bachelors degree in Electrical Engineering from Lawrence Technological University in Southfield, Minnesota.

Committees of the Supervisory Board of ClearWave

The audit committee. The audit committee of ClearWave is responsible for making recommendations to the board of management regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by our independent accountants and reviewing and evaluating our audit and control functions. The supervisory board is currently exercising the functions of the audit committee.

The compensation committee. The compensation committee of ClearWave is responsible for reviewing and, as it deems appropriate, recommending to the supervisory board with respect to members of the board of management, and to the board of management with respect to other managerial employees, policies, practices and procedures relating to compensation and the establishment and administration of employee benefit plans. The compensation committee is responsible for making recommendations to the board of management in relation to any employee stock option, stock purchase or other rights plans, and advises and consults with our officers as may be requested regarding managerial personnel policies. The supervisory board is currently exercising the functions of the compensation committee.

COMPENSATION OF DIRECTORS AND OFFICERS

The directors of each of MobiFon and the Company receive no compensation for serving on their respective boards of directors.

Reproduced in this section with necessary adjustments are extracts regarding the compensation of directors and officers of ClearWave taken from the Notice of Annual Meeting of Shareholders and Management Proxy Circular of ClearWave dated May 4, 2004 furnished to the United States Securities and Exchange Commission on Form 6-K on May 19, 2004.

Compensation of Supervisory Board Members

In 2003, members of the supervisory board who were not employees received US$30,000 per year as a retainer fee and a fee of US$1,000 for each meeting of the supervisory board attended by them in person and a fee of US$500 if such participation was made by telephone.

Compensation of Named Executive Officers

The table below shows certain compensation information for Mr. Alexander Tolstoy, the President and Chief Executive Officer of ClearWave, and the four other most highly compensated executive officers of ClearWave and its subsidiaries, referred to in this document as the Named Executive Officers, during the financial year ended December 31, 2003. This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table
Name and Principal		Annual Cash Compensation			Long-Term Compensation
				Other		Restricted	Long-Term
				Annual		Shares or	Incentive
				Compen-		Share	Program	All Other
		Salary	Bonus (1)	sation	Securities Under	Units	Payouts	Compensation
Position	Year	(Cdn$)	(Cdn$)	(Cdn$)(2)	Options/Units (#)	(#)	(Cdn$)	(Cdn$)
Alexander Tolstoy	2003	416,314	250,652	327,340	1,126,817 (3)	68,000 (9)	3,178,743 (10)	—
President and Chief	2002	312,736	170,629	579,037	780,000 (4) / 390,000 (5)	—	—	—
Executive Officer,	2001	298,555	222,125	709,913	-	—	—	—
ClearWave N.V.
James J. Jackson (8)	2003	269,184	120,290	191,700	411,133 (3)	7,492 (9)	1,027,909 (10)	—
Chief Financial	2002	202,209	81,136	332,113	335,000 (4) / 167,500 (5)	—	—	—
Officer, ClearWave	2001	115,170	68,756	238,477	-	—	—	—
N.V.
Karla Stephens	2003	246,179	112,512	169,933	370,776 (3)	6,743 (9)	921,070 (10)	—
Chief Operating	2002	184,927	102,773	324,815	300,000 (4) / 150,000 (5)	—	—	—
Officer, Český Mobil	2001	173,636	86,384	346,602	-	—	—	—
a.s.
Ted Lattimore	2003	254,489	114,807	168,635	370,776 (3)	6,743 (9)	246,457 (10)	—
President and Chief	2002	185,773	59,355	310,052	300,000 (4) / 150,000 (5)	—	—	—
Operating Officer,	2001	167,364	99,917	317,279	—	—	—	—
MobiFon S.A.
Fred Hrenchuk	2003	179,107	36,339	108,386	4,700 (6)	—	—	—
Vice-President, Sales,	2002	134,545	35,493	207,332	5,800 (6)	—	—	—
IS/IT & Customer	2001	134,000	38,699	246,535	4,824 (7)	—	—	—
Care, Český Mobil
a.s.

  Bonus awards are paid in cash in the year following the financial year for which they are awarded.

  Represents primarily premiums for services rendered outside of Canada, including foreign currency conversions from Canadian to U.S. dollars.

  Indicates the number of options granted under TIW's Employees Stock Option Plan in 2003, including the November 2002 Option Grants, as defined, and the conditional and subsequently confirmed option grants of December 2003, as defined. See "Compensation of Directors and Executive Officers - Grants in Last Financial Year".

  Indicates the number of options granted under TIW's Employees Stock Option Plan in 2002, excluding the November 2002 Option Grants, as defined but including the conditional and subsequently confirmed option grants of November 2001. See "Compensation of Directors and Executive Officers - Grants in Last Financial Year". Out of these options grants, the following number of options were forfeited in 2003 in the case of each of the following individuals: Mr. Tolstoy, 400,000 options forfeited; Mr. Jackson, 175,000 options forfeited; Ms. Stephens, 160,000 options forfeited; Mr. Lattimore, 160,000 options forfeited.

  Indicates the number of units granted under TIW's Performance Unit Plan in 2002. These units were all cancelled when the November 2002 and December 2003 Option Grants, as defined, were completed and TIW's Performance Unit Plan was terminated.

  Indicates the number of options on notional shares of TIW Czech N.V., a subsidiary of ClearWave ("TIW Czech") granted under it's Employees Stock Option Plan (the "TIW Czech Option Plan") during the relevant financial year.

  Indicates the number of options granted under ClearWave's Senior Executives and Keys Employees Stock Option Plan during the relevant financial year. However, in December 2002, such plans were terminated and all options granted thereunder were cancelled. In substitution for the cancelled options, Mr. Hrenchuk received the same number of options under the TIW Czech Option Plan.

  Mr. Jackson left ClearWave on February 1, 2001 and returned on July 1, 2001.

  Indicates the number of restricted share units granted under TIW's Restricted Share Unit Plan. See "Compensation of Directors and Executive Officers - Grants in Last Financial Year".

  Includes the value realized on the exercise of options under TIW's Employees Stock Option Plan and cash payouts, if any, made under TIW's Special Cash Incentive Plan (see Report on Executive Compensation by the Supervisory Board - Special Cash Incentive Compensation).

Grants in Last Financial Year

The Named Executive Officers, except Mr. Hrenchuk, were granted options on common shares of TIW, a shareholder of ClearWave, under its Employees Stock Option Plan (the "TIW Option Plan") and restricted share units of TIW under its Restricted Share Unit Plan (the "TIW Restricted Share Unit Plan"). For a description of the TIW Option Plan and the TIW Restricted Share Unit Plan, please refer to TIW's Management Proxy Circular for the 2004 shareholders' annual and special meeting. Mr. Hrenchuk was granted options on notional shares of TIW Czech under the TIW Czech Option Plan. See "Report on Executive Compensation by the Supervisory Board — Long-Term Incentive Compensation" for a description of the TIW Czech Option Plan.

Taking into consideration options granted on November 12, 2002 subject to the approval by shareholders of certain amendments to the TIW Option Plan presented at the TIW annual shareholders' meeting in May 2003, such approval having been obtained at the said meeting, (the "November 2002 Option Grants") and the options granted on December 18, 2003 subject to the review and approval by TIW's three major shareholders, such approval having been obtained on February 29, 2004 (the "December 2003 Option Grants") a total of 2,415,068 options were granted to officers and employees of ClearWave and its subsidiaries, 763,849 options were exercised and 963,612 options were forfeited or cancelled by officers and employees of ClearWave and its subsidiaries under the TIW Option Plan in the last financial year.

During the financial year ended December 31, 2003, 90,851 restricted share units ("RSU") were granted under the TIW Restricted Share Unit Plan and 44,821 options were granted under the TIW Czech Option Plan to officers and employees of ClearWave and its subsidiaries.

The table below shows information regarding the stock option grants made to the Named Executive Officers under the TIW Option Plan and the TIW Czech Option Plan during the financial year ended December 31, 2003, taking into consideration the November 2002 and December 2003 Option Grants, and regarding the RSU grants under the TIW Restricted Share Unit Plan.

Percentage of
		Net Total of		Market Value of
	Securities Under	Options/RSU		Securities
	Options (1)/RSU (1)	Granted in	Exercise	Underlying Options on	Expiration Date
Name of Executive	Granted	Financial Year	Price of Options	the Date of Grant (2)	of Options
Officers	(#)	(%)	(#/US$)	(#/US$)

Alexander Tolstoy	1,126,817 / 68,000	46.7%/74.8%	446,817 / $2.15	446,817 / $2.00	Nov. 11, 2007
			680,000 / $8.13	680,000 / $8.13	Jan. 17, 2007

James J. Jackson	411,133 / 7,492	17.0%/8.2%	166,133 / $2.15	166,133 / $2.00	Nov. 11, 2007
			245,000 / $8.13	245,000 / $8.13	Jan. 17, 2007

Karla Stephens	370,776 / 6,743	15.4%/7.1%	148,776 / $2.15	148,776 / $2.00	Nov. 11, 2007
			222,000 / $8.13	222,000 / $8.13	Jan. 17, 2007

Ted Lattimore	370,776 / 6,743	15.4%/7.1%	148,776 / $2.15	148,776 / $2.00	Nov. 11, 2007
			222,000 / $8.13	222,000 / $8.13	Jan. 17, 2007

Fred Hrenchuk	4,700 (3)	10.5%	4,700 / $20.00	4,700 / $20.00(4)	Oct. 30, 2010

  The underlying securities to the options and RSU are common shares of TIW (the "TIW Shares").
  The market value of the TIW Shares for the purpose of this table is determined based on their closing price on the Nasdaq Small Cap Market on the last trading day preceding the grant date which was, in the case of options granted on November 12, 2002, US$2.00, and in the case of options granted on December 18, 2003, US$8.13.
  The underlying securities to the options granted under the TIW Czech Option Plan are notional shares of TIW Czech.
  The market value of the notional shares of TIW Czech for the purpose of this table is determined based on the value of the shares of TIW Czech determined by the TIW Czech's Supervisory Board for the purpose of the plan on the day preceding the grant date.

Aggregated Options and Units Exercised in Last Financial Year and Financial Year End Option and RSU Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options exercised and the number of RSU redeemed for TIW Shares, if any, during the financial year ended December 31, 2003, the aggregate value realized upon exercise or redemption, as applicable, and the total number of unexercised options and unvested RSU held at December 31, 2003. Value realized upon exercise/redemption is the difference between the market value of the underlying TIW Shares on the exercise date and the exercise price in the case of options, and the market value of the underlying TIW Shares on the redemption date in the case of RSU. The value of unexercised "in-the-money" options at financial year-end is the difference between the exercise price and the market value of the underlying TIW Shares on December 31, 2003, which was Cdn$10.85 per share, the closing price on the Toronto Stock Exchange ("TSX"). The value of unvested RSU at financial year-end is the market value of the underlying TIW Shares on December 31, 2003, which was Cdn$10.85. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The options and RSU may never be exercised or redeemed, and actual gains, if any, on exercise or redemption will depend on the value of the TIW Shares on the date of exercise or redemption, as applicable. There can be no assurance that these values will be realized. Unexercisable options and unvested RSU are those which have been held for less than the time required for vesting.

			Unexercised Options		Value of Unexercised "In-the-
	Securities		/Unvested RSU		Money"(1) Options / Unvested RSU at
	Acquired	Aggregate	as at December 31, 2003		December 31, 2003(2)
	on Exercise	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
Name of Executive	/ Redemption	Realized	/ Vested	/ Unvested	/ Vested	/ Unvested
Officers	(#)	(Cdn$)	(#)	(#)	(Cdn$)	(Cdn$)
Alexander Tolstoy	402,273 / 0	2,646,276	0 / 0	1,104,543 / 68,000	0 / 0	3,358,857 / 737,800
James J. Jackson	133,712 / 0	870,292	28,333 / 0	409,087 / 7,492	162,351 / 0	1,281,938 / 81,288
Karla Stephens	142,926 / 0	921,069	0 / 0	367,849 / 6,743	0 / 0	1,142,615 / 73,162
Ted Lattimore	46,667 / 0	246,457	96,259 / 0	367,849 / 6,473	667,278 / 0	1,142,615 / 73,162
Fred Hrenchuk	0 / 0	0	0 / 0	19,492 / 0	0 / 0	0 / 0 (3)
  "In-the-money" options are options for which the market value of the underlying securities is higher than their exercise price.

  The value of unexercised "in-the-money" options and unvested RSU is calculated using the closing price of the TIW Shares on the TSX on December 31, 2003, i.e. Cdn$10.85.

  The value of unexercised "in-the-money" options for options granted under the TIW Czech Option Plan is calculated using the value of the notional shares of TIW Czech on December 31, 2003 as determined by the TIW Czech's Supervisory Board, i.e. US$20.00, less the exercise price of "in-the-money" options.

Retention Incentive

The Named Executive Officers are covered by TIW's retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for a payment, upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between six months and 30 months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus and expatriate benefits for the same period. In the case of the Named Executive Officers, the amounts payable under the retention incentive range from nine to 30 months.

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

All of our share capital is owned directly by ClearWave.

EMPLOYEES

As of December 31, 2003, MobiFon had a total of 1,856 employees, of whom 780 were employed in customer service, 373 were in our engineering department, 185 were employed in information systems, 311 were in our sales and marketing department and 207 were employed in general administration. None of MobiFon's employees are subject to collective bargaining agreements. MobiFon believes that it enjoys good relations with its employees.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

All of our share capital is owned directly by ClearWave. The following table sets forth certain information regarding ownership of ClearWave's voting securities outstanding as of May 1, 2004, namely its class A subordinate voting shares and class B multiple voting shares.

					Percentage of
	Number of	Percentage of		Percentage of	Voting Rights
	Class A	Voting Rights	Number of	Voting Rights	Attached to All
	Subordinate	Attached to All	Class B	Attached to All	Subordinate
	Voting	Subordinate Voting	Multiple Voting	Multiple	and Multiple
Name of Shareholder	Shares	Shares	Shares	Voting Shares	Voting Shares
Telesystem International
Wireless Corporation
N.V	—	—	38,230,950	100%	80.6%
Telesystem International
Wireless Inc	45,681,938	99.6%	—	—	19.3%
Canadian Depositary for
Securities Limited	186,560	0.4%	—	—	0.1%
Total	45,868,498	100.0%	38,230,950	100.0%	100.0%

Given that TIWC is a wholly owned subsidiary of TIW, TIW currently controls 99.9% of the votes attached to ClearWave's outstanding shares. We refer you to the Annual Report on Form 20-F of TIW filed with the United States Securities and Exchange Commission on May 19, 2004 for a description of the major shareholders of TIW.

Related Party Transactions

Since January 1, 2003, neither we nor our subsidiaries entered into any transaction with an insider or associate of ours, with any proposed nominee as a director or any associate or affiliate of any such insider or proposed nominee, that has or would materially affect us or any of our subsidiaries, except for transactions entered into under the following agreements:

  Technical Services Agreements between us, MobiFon and members of the TIW group of companies pursuant to which such members of the TIW group of companies provide services to MobiFon in areas such as engineering, information technology, marketing, human resources, finance and administration. For the financial year ended December 31, 2003, an aggregate amount of $3.1 million was incurred by us and our subsidiary under these agreements. In 2003, the Company also advanced $5.2 million to ClearWave to cover expenses incurred at the corporate level, in accordance with the terms of the indenture governing the Company's 12.50% senior notes due July 31, 2010.

  On February 10, 2004, we and TIW entered into a definitive agreement with a minority shareholder of MobiFon pursuant to which we acquired 5.9% of the outstanding shares of MobiFon in consideration for the issuance by TIW of 12,971,119 of TIW's common shares. As a result of this transaction, our equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave.

  On March 28, 2002, we incurred a $675 million loan payable to ClearWave in exchange for its then 63.5% equity interest in MobiFon. With the net proceeds from a $225 million offering of 12.50% Senior Notes due July 31, 2010, or the Notes, we repaid approximately $182 million of the loan payable to ClearWave. Concurrent with the issuance of the Notes, the loan payable to ClearWave was amended so that it now bears interest at 14%, which will be capitalized so long as the Notes are outstanding; it now matures in 2030 and is contractually subordinated to the Notes. The Company is permitted to prepay the amended subordinated loan payable to ClearWave at its option, but subject to the limitations of the indenture governing the Notes. The Company files a consolidated tax return with ClearWave and charges ClearWave for the tax advantage that they get from the use of the Company's interest expense. That charge is offset against the loan principal and interest payable. The amount of the loan will also be decreased to the extent any taxes are levied against the Company as a result of filing a consolidated tax return with ClearWave. During the three and twelve months ended December 31, 2003 the Company charged ClearWave $17.0 million for this tax benefit.

ITEM 8 - FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited comparative annual Consolidated Financial Statements including the Notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the auditors' report thereon signed by Ernst & Young LLP are presented at Item 18 of this report.

LEGAL PROCEEDINGS

We are involved in litigation, along with our subsidiaries and operating companies, from time to time in the ordinary course of our businesses. In management's opinion, the litigation in which we or our subsidiaries or operating companies are currently involved is not material to our financial condition, results of operations or cash flow.

SIGNIFICANT CHANGES

There has been no significant change since the date of our annual financial statements, other than as disclosed in Item 7 - Related Party Transactions, in note 16 - Subsequent Events of our annual Consolidated Financial Statements for the year ended December 31, 2003 and in our Operating and Financial Review and Prospects for the year ended December 31, 2003.

ITEM 9 - THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not applicable.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Senior Notes

On June 27, 2003, we issued $225 million in 12.50% Senior Notes by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million was used to establish a debt service reserve account for the benefit of the noteholders.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.50% per annum commencing on June 27, 2003 and is payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and rank senior in right of payment to our future subordinated indebtedness and pari passu in right of payment with all of our existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, we have an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit our ability and that of our subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, we will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On November 17, 2003, the Notes were exchanged for substantially identical notes registered under the United States Securities Act of 1933, as amended. The Notes are listed on the Luxembourg Stock Market. However, there has been no trading on the Notes on the Luxembourg Stock Market since the listing of the Notes on August 12, 2003.

ITEM 10 - ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

THE COMPANY

We were incorporated in the Netherlands under the name ClearWave Holdings B.V., on March 15, 2002 pursuant a deed of incorporation. On June 12, 2003, we amended our articles of association to, among other things, change our name to MobiFon Holdings B.V.

The objects of the Company are described at article 2 of our amended articles and include:

  to participate in MobiFon;

  to finance, to collaborate with, to conduct the management of MobiFon and its subsidiaries and provide advice and other services;

  to invest funds for itself or on behalf of MobiFon and its subsidiaries;

  to provide security for the debts of MobiFon and its subsidiaries; and

  to undertake all that which is connected to the foregoing or in furtherance thereof all in the widest sense of the words.

MOBIFON S.A.

MobiFon Governance Structure

MobiFon's statutes, part of its constitutive documents, set the size of the board at nine, with our appointees and Vodafone's appointees together constituting a majority. Under MobiFon's constitutive documents, the powers of the board are confined to responsibility for certain actions regarding MobiFon's license and the ability to appoint and remove any of MobiFon's officers, or change any of their duties and responsibilities, subject to the appointment rights discussed below. Other principal corporate responsibilities are vested directly in MobiFon's shareholders or in the chief executive officer and other officers of MobiFon. MobiFon's constitutive documents require a corporate policy of maximization of dividend payments on a year-to-year basis.

MobiFon's statutes grant authority to make decisions regarding certain matters exclusively to the general assembly of shareholders. The general assembly of shareholders is responsible for appointing the board of directors, determining MobiFon's budget and its plan of operation for each fiscal year, making any changes in MobiFon's corporate form or its headquarters, approving any amendments to the statutes or contract of association, and various other major business decisions. Changing MobiFon's corporate form or its headquarters, amending the statutes, changing the dividend policy that specifies that shareholders shall maximize dividend distributions and certain other decisions not in the ordinary course of business require an affirmative vote of the holders of 75% of the outstanding shares.

We have an agreement with Vodafone, which currently owns 20.1% of the outstanding shares of MobiFon, that provides that major business, financial and technical decisions concerning MobiFon require consensus between Vodafone and us, with both parties to use their best efforts to achieve such consensus. As a result of this agreement, the 75% supermajority provision of the statutes of MobiFon and MobiFon's contract of association, we may need to take into account the views of or compromise with our minority shareholders in reaching decisions on fundamental business and strategic matters with respect to MobiFon. We also have the right to appoint the chief executive officer of MobiFon, who is responsible for the overall management of the affairs of MobiFon, and Vodafone has the right to appoint the chief technology officer. We believe that we have the ability to control the day-to-day affairs of MobiFon in the normal course of business.

MobiFon Contract of Association

All of MobiFon's shareholders have entered into a contract of association, part of MobiFon's constitutive documents. MobiFon's contract of association provides for certain basic agreements among all shareholders, including co-sale rights on MobiFon shares, preemptive rights and an agreement not to compete with MobiFon in Romania or solicit its employees.

In particular, the contract of association prohibits transfers of shares of MobiFon other than in accordance with its terms. Transfers to wholly owned affiliates are permitted. In most other circumstances, if a MobiFon shareholder accepts a bona fide written offer from a third party to sell its shares, that shareholder must provide the non-transferring shareholders with the right to purchase all of the MobiFon shares being transferred to the third party on those terms contained in the bona fide offer. Jointly with Vodafone, we have rights of first refusal in preference to the other non-transferring shareholders on sales of MobiFon's shares held by Deraso and one smaller minority shareholder.

Under the contract of association, the term "transfer" is also defined to include the sale of an equity interest in an entity that directly or indirectly owns shares in MobiFon where over 25% of the fair market value of the assets held by such entity directly or indirectly consists of MobiFon shares. Any such indirect transfer will trigger a right of first refusal on a proportionate percentage of shares in MobiFon. The shares in MobiFon which are held by us constitute more than 25% of the fair market value of our total assets. As a result, under MobiFon's contract of association, sales of our equity shares would trigger the right of the non-transferring shareholders of MobiFon to purchase a proportionate percentage of our shares in MobiFon, at comparable value. These rights may also apply upon a sale of equity shares of our parent company, ClearWave, if the shares of MobiFon that our parent holds indirectly through us represent more than 25% of the fair market value of ClearWave's assets. ClearWave has obtained a conditional waiver of the right of first refusal by Vodafone over certain transactions affecting its equity shares, such as future primary issues of its shares made for bona fide, ordinary course financing purposes or to satisfy certain existing contractual rights, and subsequent resales of these shares.

In consideration for the waiver, ClearWave's parent, TIW, agreed with Vodafone that TIW or its affiliates will control the voting of the shares in MobiFon held by us or our affiliates. TIW further agreed to directly or indirectly maintain voting control of ClearWave except as provided below. TIW also agreed that for so long as Vodafone continues to hold at least 10% of the outstanding equity of MobiFon:

  In the event of a change of voting control of ClearWave, TIW will ensure that Vodafone's right of first refusal over MobiFon shares will be exercisable for a number of MobiFon shares equal to the greater of:

    the number of MobiFon shares determined by the contract of association to be covered; and

    the lesser of (a) the number of such shares required to increase Vodafone's equity interest in MobiFon to 50.1%, and (b) 30% of MobiFon's issued equity.

Vodafone's right of first refusal continues to apply in respect of any direct transfer of MobiFon shares that we hold or of any indirect transfer of MobiFon shares through the sale of our equity shares.

MATERIAL CONTRACTS

The following is a list of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiaries are a party, for the two years preceding publication of this document:

  Indenture dated June 27, 2003, between MobiFon Holdings B.V. and the Bank of Nova Scotia Trust Company of New York providing for the issuance of 12.50% Senior Notes due July 31, 2010.

  Equity Agreement dated June 27, 2003 between Telesystem International Wireless Inc., Telesystem International Wireless Corporation N.V., ClearWave N.V. and Goldman, Sachs & Co. and Lazard Frères & Co. LLC

  Contract of Association of MobiFon S.A. and accompanying Statutes.

  Romania GSM Cooperation Agreement between Telesystem International Wireless Corporation N.V. and AirTouch Europe B.V. dated November 29, 1996, as supplemented and amended.

  Waiver Letter Agreement, dated December 12, 2000, between Vodafone Europe B.V. and ClearWave N.V.

  Amended and Restated Exit Agreement, dated May 3, 2001, among Telesystem International Wireless Corporation N.V., ClearWave N.V., ROMGSM Holdings Limited and the other investors name therein.

  Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and Development dated August 27, 2002.

  Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002.

  Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August 27, 2002.

  Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European Bank for Reconstruction and Development dated August 27, 2002.

  Technical Services Agreements dated November 29, 1996 between MobiFon S.A., AirTouch and Telesystem International Wireless Inc.

  Service Agreement dated April 1, 2002 between ClearWave N.V. (Mauritius) Ltd. and MobiFon Holdings B.V.

  Management Service Agreement dated April 1, 2002 between ClearWave N.V. (Mauritius) Ltd. and MobiFon Holdings B.V.

  English translation of the License for the use of radio-electric frequencies by providers of public electronic communications networks and services awarded to MobiFon S.A.

  English translation of the License for the use of the numbering resources awarded to MobiFon S.A.

  English translation of the Standard Authorization of electronic communications networks and services providers awarded to MobiFon S.A.

  Subordinated Loan Agreement dated June 27, 2003 between ClearWave N.V. and MobiFon Holdings B.V.

  Share Transfer Agreement, dated February 10, 2004, between MobiFon Holdings B.V., EEIF Melville B.V. and Telesystem International Wireless Inc.

  Promissory Note, dated March 17, 2004, between MobiFon Holdings B.V. and Telesystem International Wireless Inc. in the amount of $138.7 million.

EXCHANGE CONTROLS

There are currently no limitations, either under the laws of The Netherlands or in our articles of association, on the rights of non-residents of The Netherlands to hold or vote our securities other than those that apply to holders that are resident in the Netherlands. Cash distributions, if any, payable in Euros on our securities may be officially transferred from The Netherlands and converted into any other currency without Dutch legal restrictions, except that, for statistical purposes, any payments in excess of € 50,000 must be reported by us to the Dutch Central Bank. Cash distributions, if any, on our securities will be paid in U.S. dollars converted at the rate of exchange at the close of business on the date fixed for that purpose by the board of management in accordance with our articles of association.

CERTAIN INCOME TAX CONSIDERATIONS

Following is a discussion of certain Netherlands and United States federal income tax considerations relating to the ownership and disposition of our 12.50% senior notes due July 31, 2010. The discussion does not take into account all the specific circumstances that may be relevant to a particular holder of notes nor is it a complete analysis of all tax considerations applicable to an investment in notes. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE CONSEQUENCES,

IN YOUR PARTICULAR CIRCUMSTANCES, UNDER NETHERLANDS AND UNITED STATES FEDERAL, STATE, PROVINCIAL AND LOCAL TAX LAWS, AND THE LAWS OF ANY OTHER RELEVANT TAXING JURISDICTIONS, OF THE OWNERSHIP AND DISPOSITION OF NOTES.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of notes. This discussion deals only with holders that hold notes as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code." This discussion does not address any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that mark-to-market their securities, tax-exempt entities, tax-deferred or other retirement accounts, persons subject to the alternative minimum tax, persons that hold notes as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, certain U.S. expatriates or U.S. holders (as defined below) that have a functional currency other than the U.S. dollar.

This discussion is based on the Code, income tax regulations issued under the Code, and judicial and administrative interpretations of the Code and the income tax regulations, all as of the date hereof. All of the foregoing are subject to change at any time, and any change could be retroactive.

For purposes of this discussion, a "U.S. holder" means a beneficial owner of notes that is, for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States,

  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

The term "U.S. holder" also includes certain former citizens and residents of the United States.

If a partnership holds notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that hold notes should consult their tax advisors.

As used herein, a "non-U.S. holder" is a beneficial owner of notes that is not a U.S. holder.

THIS DISCUSSION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS RELEVANT TO HOLDING AND DISPOSING OF NOTES. IT DOES NOT TAKE INTO ACCOUNT THE INDIVIDUAL CIRCUMSTANCES OF ANY PARTICULAR HOLDER, NOR DOES IT ADDRESS ANY ASPECT OF ESTATE OR GIFT TAX LAWS OR OF STATE, LOCAL OR FOREIGN TAX LAWS. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR FOR ADVICE CONCERNING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. Holders

Original Issue Discount

Because we will be required to use a portion of excess cash under the indenture governing the notes, if any, to offer to redeem a portion of the notes, and because those redemption payments will be contingent, we intend to take the position that applicable Treasury Regulations regarding contingent payment debt instruments should apply to the notes, requiring us to construct a projected payment schedule for the notes. U.S. holders generally will recognize all interest income with respect to a note on a constant yield basis based on this projected payment schedule (without regard to the timing of cash payments denominated as interest), subject to certain adjustments if actual contingent payments differ from those projected. Such interest income is treated as "original issue discount" or "OID."

The projected payment schedule will include each noncontingent payment and a projection of the amount and timing of each contingent payment on the notes as of the issue date. The projected payment schedule must produce the "comparable yield," which is the yield at which we would issue a fixed rate debt instrument with terms and conditions similar to those of the notes. The amount of OID that accrues during each accrual period is the product of the "comparable yield" (adjusted for the length of the accrual period) and the "adjusted issue price" of the notes at the beginning of each accrual period. The "adjusted issue price" of a note is equal to its issue price (i.e., the first price at which a substantial amount of the notes are sold to the public for cash), increased by OID previously accrued on the note (determined without regard to any adjustments described below), and decreased by the amount of noncontingent payments and the projected amount of any contingent payments previously made on the note. Except for adjustments made for differences between actual and projected payments, the amount of OID included in income by a U.S. holder is the sum of the "daily portions" of OID with respect to the note for each day during the taxable year (or portion thereof) on which the holder held such note. The "daily portions" of OID are determined by allocating to each day in any accrual period a ratable portion of the OID attributable to that accrual period. To the extent that a payment made in respect of the notes is consistent with the projected payment schedule, the receipt of any such payment will not be separately included in income. If the total actual payments exceed the total projected payments in a tax year (a "net positive adjustment"), U.S. holders will generally be required to treat such excess as additional OID includible in gross income for such tax year. If the total actual payments are less than the total projected payments in a tax year (a "net negative adjustment"), U.S. holders will be required to reduce the amount of OID that they would otherwise account for by the amount of such difference. If the net negative adjustment exceeds the amount of OID for the taxable year that the U.S. holder would otherwise account for, such excess will be treated as ordinary loss to the extent that the U.S. holder's total OID inclusions with respect to the note exceed the total net negative adjustments treated as ordinary loss on the note in prior taxable years. Any remaining excess will be a "negative adjustment carryforward" and treated as a negative adjustment in the succeeding tax year. If a note is sold, exchanged or retired, any negative adjustment carryforward from the prior year will reduce the U.S. holder's amount realized on the sale, exchange or retirement. If a U.S. holder purchases notes at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. holder must reasonably allocate the adjustment over the remaining term of the notes by reference to the accruals of OID at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the notes pro rata with the accruals of OID at the comparable yield. You should consult your tax advisor regarding these allocations. Because the yield to maturity of the notes, for U.S. federal income tax purposes, will be determined by assuming that the projected payments will be made on specific dates, U.S. holders will likely be required to include amounts of OID in income prior to the receipt of cash payments attributable to such OID.

We will, upon written request made to us at our principal executive offices, provide to any U.S. holder the projected payment schedule, the comparable yield, the issue price, the issue date, the amount of OID and the adjusted issue price of the notes. The payment amounts, timing thereof, and yield set forth on the projected payment schedule are for U.S. federal income tax purposes only and are not assurances with respect to any aspect of the notes. For U.S. federal income tax purposes, a U.S. holder must use the comparable yield and projected payment schedule to determine the amount and accrual of OID, unless such holder explicitly discloses, in accordance with applicable Treasury Regulations, its differing position. The IRS, however, is not bound by such schedule and will not respect the projected payment schedule if it determines such schedule to be unreasonable. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE CONTINGENT PAYMENT RULES DESCRIBED ABOVE TO THE NOTES.

For purposes of the U.S. foreign tax credit limitations, OID received on the notes will be foreign source income and will generally be "passive income" or "financial services income." Subject to complex limitations, a U.S. holder generally will be entitled to a foreign tax credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Netherlands taxes withheld by us. You should consult your tax advisor as to the consequences of Netherlands withholding taxes and the availability of a foreign tax credit or deduction.

Sale, Exchange or Retirement of Notes

A U.S. holder will generally recognize gain or loss upon the sale or other taxable disposition of a note in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received in exchange therefor, reduced by any negative adjustment carryforward (as described above), and (ii) the U.S. holder's adjusted tax basis in such note. A U.S. holder's adjusted tax basis in a note generally will be equal to the price paid for such note, increased by the amount of OID previously accrued on the note (determined without regard to any adjustments to OID accruals described above, other than adjustments to reflect any purchase discount or premium described above) and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made on the note. If a note is sold or otherwise disposed of when there are remaining contingent payments under the projected payment schedule, then any gain recognized upon such sale or other disposition will be ordinary interest income, while any loss recognized will be ordinary loss to the extent the U.S. holder's total interest inclusions on a note exceed the total net negative adjustments on the note that the U.S. holder took into account as ordinary loss under the rules described above, and any additional loss will generally be a capital loss. If, however, a note is sold or otherwise disposed of after there are no remaining contingent payments due on the notes under the projected payment schedule, the resulting gain or loss will generally be capital gain or loss and will be long-term if the note had been held for more than one year. Generally, for U.S. holders who are individuals, long-term capital gains are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to restrictions.

Non-U.S. Holders

Subject to the discussion of backup withholding below, interest paid and OID on notes held by a non-U.S. holder, and gain recognized by a non-U.S. holder on the sale, exchange or retirement of notes, will not be subject to U.S. federal income tax unless the interest or gain is "effectively connected" with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required under an applicable income tax treaty, is attributable to a permanent establishment maintained in the United States by the non-U.S. holder), or, in the case of gain recognized by a non-U.S. holder who is an individual, he or she is present in the United States for a total of 183 days or more during the taxable year in which such gain is recognized and certain other conditions are met. A corporate non-U.S. holder may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on any "effectively connected" interest paid, OID or gain recognized on the notes.

Backup Withholding Tax and Information Reporting Requirements

A U.S. holder (other than an "exempt recipient," including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at the applicable rate on, and to information reporting requirements with respect to, payments of principal, interest or OID on, and to proceeds from the sale, exchange or retirement of, notes. In general, if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against a U.S. holder's regular U.S. federal income tax liability or refunded by the Internal Revenue Service.

Non-U.S. holders are generally exempt from information reporting and backup withholding provided, if necessary, they demonstrate their exemption. Any backup withholding tax generally will be allowed as a credit or refund against the non-U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

Certain Netherlands Tax Considerations

General

The information set out below is only a summarized description of certain material Dutch tax consequences of the holding and the disposition of the notes and it does not purport to be a comprehensive description of all the tax considerations that may be relevant to holding or disposition of the notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the Netherlands.

This summary is based on the tax laws of the Netherlands as in effect on the date of this prospectus, as well as regulations, rulings and decisions of the Netherlands and its taxing and other authorities available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Because it is a general summary, holders of the notes should consult their own tax advisors as to the Dutch or other tax consequences of the holding and disposition of the notes, including, in particular, the application to their particular situations of the tax considerations discussed below as well as the application of state, local, foreign or other tax laws.

Withholding Tax

All payments to be made under the notes may be made free of withholding or deduction of, for or on the account of any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Tax on Income and Capital Gains

A holder of a note will not be subject to Dutch taxation on income or capital gains in respect of any benefit derived or deemed to be derived from that note, including any payment under the notes and any gain realized in the disposal of the notes, provided that such holder of a note:

  is neither a tax resident nor deemed to be a tax resident of the Netherlands, nor, if such holder is an individual, has elected to be taxed as a resident of the Netherlands; and

  does not have an enterprise, or an interest in an enterprise, which is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which or to whom such (deemed) income or capital gains are attributable or are deemed attributable; and

  is not entitled to a share in the profits of and does not have an interest in an enterprise effectively managed in the Netherlands other than by way of the holding of securities or through an employment contract, to which enterprise the (deemed) income or capital gains are attributable; and

  in the case such holder is an individual, such income or capital gains do not qualify as benefits from miscellaneous activities ("resultaat uit overige werkzaamheden") in the Netherlands, which, for example, would be the case if an individual performs activities in the Netherlands with respect to the notes that exceed normal asset management ("normaal, actief vermogensbeheer"); and

  in the case such holder is an individual, does not have, and certain persons related or deemed related to that holder do not have, directly or indirectly, a substantial interest, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the Company, or in any entity that has, or that is part of a cooperation ("samenwerkingsverband") that has, legally or in fact, directly or indirectly, the disposition of any part of the proceeds of the notes; and

  in the case such holder is not an individual, does not have, directly or indirectly, a substantial interest or a deemed substantial interest, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the company (unless the holder of the notes and the company qualify for the application of the June 3, 2003 EU directive regarding interest and royalty payments between associated enterprises as implemented in Article 17A-2 of the Dutch Corporate Income Tax Act 1969), or, in the event that the holder does have such interest, it forms part of the assets of an enterprise.

If a holder of a note is not a resident or a deemed resident in the Netherlands, but is a resident in a country that has in effect a double taxation treaty with the Netherlands, such holder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation treaty, be eligible for a full or partial exemption from Netherlands taxes (if any) on (deemed) income or capital gains in respect of a note provided such holder is entitled to the benefits of that treaty.

Gift, Estate, or Inheritance Tax

No gift, estate or inheritance tax will arise in the Netherlands on a transfer of a note by way of gift by, or on the death of a holder of a note who is neither a resident nor a deemed resident of the Netherlands for purposes of gift and inheritance taxes, provided that:

  such transfer is not construed as an inheritance, a bequest or a gift by or on behalf of a person who, at the time of the gift or his death, is or was a resident, or a deemed resident of the Netherlands;

  such holder of a note does not have an enterprise, or an interest in an enterprise, which is carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise the note is or was attributable;

  such holder of a note is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of the holding of securities or through an employment contract, to which enterprise the note is or was attributable; and

  such holder of a note does not die while being a resident or deemed resident of the Netherlands within 180 days after the date of a gift of a note.

Value-Added Tax

No Netherlands value-added tax shall be payable by a holder of a note in respect of the payment of interest or principal under the notes or the transfer of the notes.

Other Taxes or Duties

No Netherlands registration tax, custom duty, transfer tax, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands by a holder of a note in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the notes or the performance by the issuer of its obligations under the notes.

Residence

A holder of a note will not be treated as a tax resident in the Netherlands by reason only of the holding of a note or the execution, performance, delivery and/or enforcement of a note.

EU Savings Directive

The Council of the European Union approved on June 3, 2003, a directive regarding the taxation of savings income (OJ L 157/38 26 June 2003). Under this directive, member states of the EU will be required to provide to the competent authorities of another member state of the EU information (including the identity of the recipient) regarding payments of interest or other similar income if the paying agent (as defined in the directive, which is not necessarily the debtor of the debt that produces the interest income) is resident in that member state and the individual who is beneficial owner of the interest payment is resident in that other member state, subject to the right of Belgium, Luxembourg and Austria to opt instead for a withholding system during a transitional period. Under this directive the member states of the European Union are required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These laws, regulations and administrative provisions will, subject to a number of important conditions being met, have to be applied from January 1, 2005. At least six months before January 1, 2005 the Council of the European Union will decide, by unanimity, whether these conditions have been met.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX

CONSEQUENCES RELATING TO THE HOLDING OF NOTES. PERSONS INTENDING TO ACQUIRE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

DOCUMENTS ON DISPLAY

Any documents referred to in this Annual Report may be inspected at our executive office at World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands. You may read and copy annual reports, current reports and other information we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. We file our annual reports, current reports and other information electronically with the SEC. You may access information about us on the SEC's website at www.sec.gov.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We have used common shares, loans from our parent, senior notes and bank credit facilities to finance our operations. These on-balance sheet financial instruments expose us to interest rate risk and market price risk. Additionally, we have interest swaps which also expose us to market price risk.

The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, advance to parent company, accounts payable and accrued liabilities, income and value added taxes payable and accrued interest payable approximate their fair values due to the short-term nature of these instruments. Cash equivalents and short-term investments consist of term deposits and highly liquid debt instruments purchased with maturity of six months or less. The fair value of the subordinated loan from parent company is not determinable because it can't be determined when it will be reimbursed. The fair value of the company's 12.5% Senior Notes as at December 31, 2003 were approximately $ 258.8 million. The fair value of the portion of the MobiFon's secured senior credit facility for which the interest rate has been fixed approximates $100.9 million. The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transactions in Romania. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

As at December 31, 2003, most of MobiFon's outstanding financial obligations, in monetary terms, were of a variable-rate nature. However, MobiFon uses interest swap agreements to hedge some interest rate exposure associated with variable-rate on-balance sheet financial instruments. We have not entered into any such arrangements for the purposes of trading or speculation. We do not anticipate any near-term changes in the nature of our market risk exposures or in management's objectives and strategies with respect to managing such exposures. We report our financial statements in dollars and virtually all of our revenues and a substantial portion of our operating expenses are in Lei and Euros. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. Significant devaluation of the Leu to the dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations.

Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, it is possible that in the future market conditions or regulatory restrictions may constrict our ability to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and to protect ourselves from currency rate fluctuations. Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our future re-assessments of MobiFon's functional currency and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future. For the year ended December 31, 2003, our subsidiary in Romania recorded net foreign exchange gains of $2.1 million.

The following table provides information about our market risk exposure associated with fluctuations in interest rates. The information in the table pertains to corporate and MobiFon. The table presents principal cash flows and related interest rates by year of maturity for our Senior Notes and bank facilities in effect as at December 31, 2003. The table excludes amounts related to facilities that had not been drawn upon as at December 31, 2003 and amounts related to loan to parent company. For the interest rate swap agreements, the table presents notional principal amounts and the related referenced interest rates by year of maturity and in aggregate as at the end of each year presented. Fair values included herein, as at December 31, 2003, have been determined based on:

  the carrying value for variable rate portions of bank credit facilities estimates obtained from dealers to settle interest rate swap agreements quoted market prices for the 12.5% Senior Notes

Expected Maturities (in thousands of dollars)

								Total	Fair
							There-	of all	Value
	2004	2005	2006	2007	2008	2009	after	maturities	12/31/03

Interest Rate Exposure

Long-Term Debt:
Fixed rate principal repayment	9,937	14,905	19,873	24,842	29,810	—	225,000	324,367	359,700
Average interest rate on loans
outstanding	10.82%	11.03%	11.35%	11.81%	12.50%	12.50%	12.50%	—	—
Variable rate principal
repayment	20,063	30,095	40,127	50,158	60,190	—	—	200,633	200,633
Average interest rate on loans
outstanding	4.62%	4.62%	4.62%	4.62%	4.62%	—	—	—	—

Swaps and Options:

Variable to Fixed Interest Rate Swaps:
Notional principal
outstanding	117,000	97,500	71,500	39,000	—	—	—	—	(2,609)

Notional principal amount
maturing	13,000	19,500	26,000	32,500	39,000	—	—	130,000	(2,609)
Average pay rate	3.62%	3.62%	3.62%	3.62%	3.62%	—	—	—	—
Average receive rate	1.15%	1.15%	1.15%	1.15%	1.15%	—	—	—	—

Capital Leases:
									Not
Principal repayment	12,700	—	—	—	—	—	—	12,700	determinable
Average fixed rate of interest	32.33%	—	—	—	—	—	—	—	—

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

ITEM 15 - CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, we conducted an evaluation (under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer of ClearWave N.V., our board of management), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer of ClearWave N.V., our board of management, concluded that as of the evaluation date, such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

There have not been any changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert because neither our common shares nor our 12.50% senior notes due July 31, 2010 are listed on a securities exchange or otherwise quoted in the United States and, accordingly, we are not required by any applicable law, regulation or rule to have an audit committee financial expert.

ITEM 16B - CODE OF ETHICS

The Chief Executive Officer and the Chief Financial Officer of ClearWave, our board of management, are subject to the code of ethics adopted by Telesystem International Wireless Inc. The full text of the code of ethics has been filed by Telesystem International Wireless Inc. on Form 6-K on May 3, 2004 and incorporated by reference as Exhibit 11.1 to this Form 20-F. As of the date hereof, there has not been any amendment or waiver of any provision of the code of ethics.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

On a consolidated basis, aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees, including expenses, paid to Ernst & Yound LLP and affiliate offices amounted to the following:

$
Audit Fees	268,500
Audit-Related Fees	187,800
Tax Fees	79,500
Other Fees	85,400
621,200

Audit-related fees primarily relate to services rendered in connection with the Company's various securities exchange and commission filings, such as our Form 20F and Form F4, the Company's quarterly review, our private debt placement and various consultations regarding the accounting treatment of non-recurring transactions and financial systems implementation reviews.

Tax fees relate primarily to tax compliance services, tax planning and various tax advisory services.

Other fees primarily relate to services rendered in connection with the Sarbanes-Oxley 404 certification process.

ITEM 16D - EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

Financial Statements

The audited comparative annual Consolidated Financial Statements of the Company, including the notes thereto, as of December 31, 2003 and 2002 and for the three year period ended December 31, 2003, together with the auditors' report thereon, filed with the United States Securities and Exchange Commission as Exhibit 99.2 to our Form 6-K dated May 19, 2004 and incorporated by reference hereto as Exhibit 14.2 and forming an integral part of this Form 20-F.

Schedules to Financial Statements

See attached schedules to this Form 20-F:

  Schedule I - Condensed Financial Information of the Company

ITEM 19 - EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description
1.1	Articles of Association of MobiFon Holdings B.V. (Incorporated by reference as Exhibit 3.1 to
Form F-4 of MobiFon Holdings B.V., filed on September 17, 2003)

2.1	Indenture dated June 27, 2003, between MobiFon Holdings B.V. and the Bank of Nova Scotia
Trust Company of New York providing for the issuance of 12.50% Senior Notes due July 31,
2010 (Incorporated by reference to Form 6-K of ClearWave N.V., filed on August 4, 2003).

2.2	Equity Agreement dated June 27, 2003 between Telesystem International Wireless Inc.,
Telesystem International Wireless Corporation N.V., ClearWave N.V. and Goldman, Sachs &
Co. and Lazard Frères & Co. LLC

4.1	Contract of Association of MobiFon S.A. and accompanying Statutes. (Incorporated by reference as Exhibit 10.1 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003)

4.2	Romania GSM Cooperation Agreement between Telesystem International Wireless Corporation
N.V. and AirTouch Europe B.V. dated November 29, 1996, as supplemented and amended.
(Incorporated by reference as Exhibit 10.2 to Form F-4 of MobiFon Holdings B.V. filed on
September 17, 2003)

4.3	Waiver Letter Agreement, dated December 12, 2000, between Vodafone Europe B.V. and
ClearWave N.V. (Incorporated by reference as Exhibit 10.3 to Form F-4 of MobiFon Holdings
B.V. filed on September 17, 2003)

4.4	Amended and Restated Exit Agreement, dated May 3, 2001, among Telesystem International
Wireless Corporation N.V., ClearWave N.V., ROMGSM Holdings Limited and the other investors name therein. (Incorporated by reference as Exhibit 10.4 to Form F-4 of MobiFon
Holdings B.V. filed on September 17, 2003)

4.5	Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and
Development dated August 27, 2002. (Incorporated by reference as Exhibit 10.6 to Form F-4 of
MobiFon Holdings B.V. filed on September 17, 2003)

4.6	Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002.
(Incorporated by reference as Exhibit 10.7 to Form F-4 of MobiFon Holdings B.V. filed on
September 17, 2003)

4.7	Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August
27, 2002. (Incorporated by reference as Exhibit 10.8 to Form F-4 of MobiFon Holdings B.V.
filed on September 17, 2003)

4.8	Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European
Bank for Reconstruction and Development dated August 27, 2002. (Incorporated by reference as
Exhibit 10.9 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003)

4.9	Technical Services Agreements dated November 29, 1996 between MobiFon S.A., AirTouch and Telesystem International Wireless Inc. (Incorporated by reference as Exhibit 10.10 to Form
F-4 of MobiFon Holdings B.V. filed on September 17, 2003)

4.10	Service Agreement dated April 1, 2002 between ClearWave N.V. (Mauritius) Ltd. and MobiFon
Holdings B.V. (Incorporated by reference as Exhibit 10.11 to Form F-4 of MobiFon Holdings
B.V. filed on September 17, 2003)

4.11	Management Service Agreement dated April 1, 2002 between ClearWave N.V. (Mauritius) Ltd.
and MobiFon Holdings B.V. (Incorporated by reference as Exhibit 10.12 to Form F-4 of
MobiFon Holdings B.V. filed on September 17, 2003)

4.12	English translation of the License for the use of radio-electric frequencies by providers of public electronic communications networks and services awarded to MobiFon S.A. (Incorporated by reference as Exhibit 10.13 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003)

4.13	English translation of the License for the use of the numbering resources awarded to MobiFon
S.A. (Incorporated by reference as Exhibit 10.14 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003)

4.14	English translation of the Standard Authorization of electronic communications networks and services providers awarded to MobiFon S.A. (Incorporated by reference as Exhibit 10.15 to
Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003)

4.15	Subordinated Loan Agreement dated June 27, 2003 between ClearWave N.V. and MobiFon
Holdings B.V. (Incorporated by reference as Exhibit 10.16 to Form F-4 of MobiFon Holdings
B.V. filed on September 17, 2003)

4.16	Share Transfer Agreement, dated February 10, 2004, between MobiFon Holdings B.V., EEIF
Melville B.V. and Telesystem International Wireless Inc. (Incorporated by reference as Exhibit
4.6 to Form F-10 of Telesystem International Wireless Inc. filed on March 5, 2004)

4.17	Promissory Note, dated March 17, 2004, between MobiFon Holdings B.V. and Telesystem
International Wireless Inc. in the amount of $138.7 million.

8	Subsidiaries of MobiFon Holdings B.V.

11.1	Code of Business Conduct of Telesystem International Wireless Inc. (Incorporated by reference as Exhibit 99.1 to Form 6-K of Telesystem International Wireless Inc. filed on May 4, 2004)

12.1	Certification of the Chief Executive Officer pursuant to Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2	Certification of the Chief Financial Officer pursuant to Rule 15d-14(a) (17CFR 240.15d-14(a))

13.1	Certification pursuant to 18 U.S.C. 1350.

14.1	Operating and Financial Review and Prospects of MobiFon Holdings B.V. at December 31,
2003 and 2002 and for each of the years in the three-year period ended December 31, 2003
(Incorporated by reference as Exhibit 99.1 to Form 6-K of MobiFon Holdings B.V. filed on May
19, 2004).

14.2	Audited Comparative Annual Consolidated Financial Statements of MobiFon Holdings B.V.,
including the Notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the auditors' reports thereon
(Incorporated by reference as Exhibit 99.2 to Form 6-K of MobiFon Holdings B.V. filed on May
19, 2004).

SCHEDULE I

CONDENSED FINANCIAL
INFORMATION OF REGISTRANT

MOBIFON HOLDINGS B.V.

December 31, 2003 and 2002

AUDITORS' REPORT

To the Board of Management of
MobiFon Holdings B.V.

We have audited the consolidated financial statements of MobiFon Holdings B.V., as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, and have issued our report thereon dated February 24, 2004. Our audits also included Schedule I of item 18 of the Company's Form 20-F to be filed with the Securities and Exchange Commission for the year ended December 31, 2003. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, this schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants
Montréal, Canada
February 24, 2004,

MOBIFON HOLDINGS B.V.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

As at December 31,	2003	2002
	$	$

ASSETS
Cash and cash equivalents	16,867	155
Short-term investments - Restricted	28,125	—
Receivable from related party [Note 4]	5,200	—
Current assets	50,192	155
Deferred financing costs [Note 3]	9,349
Investment in subsidiary at equity [Note 2]	205,886	222,093
Total assets	265,427	222,248

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Accounts payable and accrued liabilities	14,453	21
Loan from parent company	—	255,818
Current liabilities	14,453	255,839
Long-term debt	220,057	—
Loan from parent company [Notes 1 and 4]	449,105	412,282
Total liabilities	683,615	668,121
Shareholder's deficiency [Note 1]
Share capital	16	16
Retained earnings	64,807	37,766
Excess of nominal value of loan from parent over invested capital
[Note 1]	(481,929)	(481,929)
Accumulated other comprehensive income (loss):
Accumulated changes in fair value of interest rate swaps	(1,082)	(1,726)
Total shareholder's deficiency	(418,188)	(445,873)
	265,427	222,248

Subsequent events [Note 6]
See accompanying notes

MOBIFON HOLDINGS B.V.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

Years ended December 31,	2003	2002	2001
	$	$	$

Operating income (loss)	(68)	78	—
Interest expense -Third party	(15,059)	—	—
Interest on loan from parent company [Note 4]	(53,801)	(35,194)	—
Interest revenue	280	31	—
Income tax benefit sold to parent company [Note 4]	16,987	—	—
Foreign exchange gain (loss)	604	(59)	—
Gain on disposal of investment [Note 2]	19,821	—	—
Share of earnings of subsidiary	58,277	47,618	44,075
Net income	27,041	12,474	44,075

Share of change in fair value of interest rate swaps
of subsidiary	644	45	(1,771)
Comprehensive income	27,685	12,519	42,304

See accompanying notes

MOBIFON HOLDINGS B.V.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

Years ended December 31,	2003	2002	2001
	$	$	$

OPERATING ACTIVITIES
Net Income	27,041	12,474	44,075
Reconciling items:
Gain on disposal of investment	(19,821)	—	—
Accreted interest on loan from parent company	53,801	35,194	—
Income tax benefit sold to parent company	(16,987)	—	—
Share of earnings of subsidiary	(58,277)	(47,618)	(44,075)
Changes in working capital	9,419	12	—
Cash provided by (used in) operating activities	(4,824)	62	—

INVESTING ACTIVITIES
Company's share of distribution from subsidiary	54,032	42,177	—
Acquisition of subsidiary shares from minority interests	—	—	(23,239)
Proceeds from the sale of subsidiary shares to minority
interests [Note 2]	41,500	—	8,133
Cash provided by (used in) investing activities	95,532	42,177	(15,106)

FINANCING ACTIVITIES
Repayment of loan from parent company	(255,818)	(42,084)	—
Net contributions in invested capital	—	—	15,106
Proceeds from issue of long-term debt [Note 3]	219,794	—	—
Deferred financing costs [Note 3]	(9,847)	—	—
Additions to short-term investment - Restricted	(28,125)	—	—
Cash provided by (used in) financing activities	(73,996)	(42,084)	15,106
Increase in cash and cash equivalents	16,712	155	—
Cash and cash equivalents, beginning of year	155	—	—
Cash and cash equivalents, end of year	16,867	155	—

See accompanying notes

MOBIFON HOLDINGS B.V.

NOTES TO CONDENSED FINANCIAL INFORMATION

(in thousands of U.S. dollars)

1. BASIS OF PRESENTATION

This condensed financial information has been prepared by management on the basis of accounting principles generally accepted in the United States in connection with the Company's Form 20F to be filed with the United States Securities and Exchange Commission. Investments over which the Company has control are accounted for using the equity method. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements, included elsewhere in this document.

The Company was incorporated on March 15, 2002 under the laws of The Netherlands. On that date, the Company issued 18,000 shares of its common stock to ClearWave N.V., its parent company, for a consideration of € 18,000. Pursuant to a Share Sale-Purchase Agreement dated March 28, 2002 with ClearWave N.V., the Company issued $675 million demand loans payable in exchange for ClearWave N.V.'s then 63.5% equity interest in MobiFon. This related party transaction has been recorded at the carrying value of ClearWave N.V. This combination of entities under common control is accounted for in a manner similar to a pooling-of-interest. Accordingly, this condensed financial information reflects the results of operations and changes in cash flows as if the Company had always carried on the business in Romania. All contributions made from inception to MobiFon's capital-stock including costs and expenses incurred in connection with the Company's initial investment in MobiFon and acquisitions/dispositions of MobiFon's equity interest from/to third parties up to March 28, 2002, were accounted for as invested capital within shareholder's equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of shareholder's equity. The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed in the Company as a stand-alone entity because the Company's access to capital and cost of capital as a stand-alone entity would have been different than that of TIW and TIWC for periods prior to September 1999, the date of incorporation of ClearWave N.V., and to that of ClearWave N.V., for subsequent periods. In connection with the initial subscription of MobiFon, TIWC has made advances to certain minority shareholders which have since been repaid and which are not reflected in these financial statements. The commitment of TIW and ClearWave N.V., relating to put options granted to certain minority interests in MobiFon has not been transferred to the Company.

2. INVESTMENT IN SUBSIDIARY

Changes in investment in subsidiary are summarized as follows:

	2003	2002
	$	$
Balance, beginning of the year	222,093	216,607
Company's share of distribution from subsidiary	(53,449)	(42,177)
Sale of partial interest in subsidiary	(21,679)
Share of earnings of subsidiary	58,277	47,618
Other comprehensive income	644	45
Balance, end of the year	205,886	222,093

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction.

3. SENIOR NOTES ISSUED BY MOBIFON HOLDINGS

On June 27, 2003, the Company closed a $225 million issue of 12.5% Senior Notes [''Notes''] by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to the Company from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as short-term restricted investments on the balance sheet, and the remainder was distributed to ClearWave as a loan payment.  The short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2003, the interest rates on the short-term investments is 1.1%.

MOBIFON HOLDINGS B.V.

NOTES TO CONDENSED FINANCIAL INFORMATION

(in thousands of U.S. dollars)

3. SENIOR NOTES ISSUED BY MOBIFON HOLDINGS [CONT'D]

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the Company's future subordinated indebtedness and pari passu in right of payment with all of the Company's existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, the Company has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which among other things, limit the ability of the Company and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. As at December 31, 2003, these covenants result in substantially all of the net assets of the Company being restricted from distribution to its shareholder.

In addition, the Company will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

Concurrent with issuance of the notes, the loan payable to the parent company was amended so that it now bears interest at 14%, which will be accreted so long as the notes are outstanding; it now matures in 2030 and is contractually subordinated to the notes. The Company is permitted to prepay the amended subordinated loan payable to parent at its option, but subject to the limitations of the indenture governing the notes. The amended subordinated loan does not contain any cross-default provision to other indebtedness of the Company and will be non-assignable other than to direct or indirect controlling shareholders. The Company will file a consolidated tax return with ClearWave and will charge ClearWave for the tax benefits that they get from the use of the Company's interest expense. The parties agree that the payment of this charge will be applied against the loan principal and interest payable to the parent company.

4. RELATED PARTY TRANSACTIONS

Prior to the issuance of the Notes [see Note 3] the loan from the parent company bore interest at 7% annually and was repayable on demand but no later than March 27, 2007. In 2003, interest expense of $53.8 million [$35.2 million in 2002 commencing on the loan creation date of March 28, 2002] was expensed and accreted on this loan. In addition the Company charged its parent company $17.0 million in 2003 for the tax benefits obtained through filing a consolidated tax return as described further in Note 3.

In 2003, the Company also advanced $5.2 million to ClearWave to cover expenses incurred at the corporate level, in accordance with the terms of the indenture governing the Company's Senior Notes; this advance is non interest bearing and has no fixed repayment terms.

5. CASH DIVIDENDS

In April 2003, the Company's subsidiary declared and paid a dividend of Lei 1,974 trillion [$59.1 million] of which $33.5 million was paid to the Company and in July 2003, the subsidiary's shareholders approved distributions of Lei 1,188 trillion [$35.7 million]; this was distributed on October 22, 2003 of which $20.6 million was paid to the Company.

MOBIFON HOLDINGS B.V.

NOTES TO CONDENSED FINANCIAL INFORMATION

(in thousands of U.S. dollars)

6. SUBSEQUENT EVENTS

Acquisition of MobiFon's Equity Interest

On February 10, 2004, the Company and TIW entered into definitive agreement pursuant to which the Company will acquire from a minority shareholder 5.9% of MobiFon in consideration for the issuance by TIW of 12,971,119 of TIW's common shares. As a result of this transaction, the Company's equity interest in MobiFon will increase from 57.7% to 63.5%. In consideration for the payment by TIW of the MobiFon shares on behalf of the Company, the Company will issue subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which will be assigned to ClearWave. The acquisition will be accounted for using the purchase method.