Form 20-F
period 2004-12-31
MOBIFON HOLDINGS BV
filed 2005-05-19
CIK 1261606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004
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

18,000 common shares with nominal value of €1.00 per share

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

[ ] Item 17                 [X] Item 18

TABLE OF CONTENTS

EXPLANATORY NOTES
EXCHANGE RATE INFORMATION

EXPLANATORY NOTES

        References herein to the "Company", "we", "us" or "our" are references to MobiFon Holdings B.V., a Netherlands corporation, and, where the context requires, its subsidiaries and operating companies. References to MobiFon are references to MobiFon S.A., a Romanian corporation and subsidiary of the Company. Unless otherwise indicated, all dollar amounts in this document are expressed in U.S. dollars. The word "dollar" and the symbols "$" or "U.S.$" refer to the U.S. dollar, references to "Euro" or "€" refer to the lawful single currency of the European Monetary Union and references to "Leu" and the plural "Lei" refer to the lawful currency of Romania. Unless otherwise indicated, references to CEE are references to the region of Central and Eastern Europe including the following countries: Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, the Slovak Republic and Slovenia. Unless otherwise indicated, references to EU are references to the group of countries that were members of the European Union on December 31, 2004.

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

        Unless otherwise indicated, all operating data presented herein is as of December 31, 2004.

EXCHANGE RATE INFORMATION

        The following table sets forth the exchange rates for one U.S. dollar in effect at the end of the years noted and the average of the exchange rates on the last day of each month during such years. The exchange rates expressed in Euros are based on the noon buying rate as reported by the Federal Reserve Bank of New York; and the exchange rates expressed in Leu are based on the daily fixing rate as reported by the National Bank of Romania. As of May 17, 2005, such exchange rates were € 0.7909 = $1.00; Lei 28,569 = $1.00.

	Q1 2005		2004		2003		2002		2001		2000

	End	Average	End	Average	End	Average	End	Average	End	Average	End	Average

Euro	0.7714	0.7630	0.7387	0.8014	0.7938	0.8838	0.9537	1.0578	1.1235	1.1171	1.0652	1.0832
Leu	28,339	28,284	29,067	32,555	32,595	33,200	33,500	33,055	31,597	29,061	25,926	21,693

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

ITEM 3 - KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth certain consolidated financial information derived from our Consolidated Financial Statements for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000, which have been audited by Ernst & Young LLP. The information set forth below should be read in conjunction with our Operating and Financial Review and Prospects and our Consolidated Financial Statements, and the notes thereto incorporated by reference in this Form 20-F. Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

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

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(dollars in thousands)
STATEMENT OF INCOME AND
OTHER DATA:
Revenues:
Services	$686,283	$529,520	$425,567	$359,868	$299,470
Equipment	37,212	28,531	21,215	12,475	8,097
Total Revenues	723,495	558,051	446,782	372,343	307,567
Operating expenses:
Cost of services	146,755	104,714	81,462	69,835	62,367
Cost of equipment	69,060	53,301	39,160	27,236	18,347
Selling, general and
administrative
expenses	163,163	118,906	94,613	88,831	96,735
Depreciation and
amortization	118,904	110,458	86,920	77,799	65,966
Operating income	225,613	170,672	144,627	108,642	64,152
Interest expense — third
party	(48,964)	(38,772)	(25,912)	(35,238)	(35,373)
Interest expense —
related party	(81,276)	(53,801)	(35,194)	—	—
Interest and other income	2,391	1,452	1,464	1,869	1,231
Income tax benefit sold to parent
Company	27,792	16,987	—	—	—
Foreign exchange gain (loss)	(312)	2,747	(2,008)	(3,843)	(6,519)
Loss related to
extinguishment of debt	—	—	(10,100)	—	—
Gain on disposal of
investment	—	19,821	—	—	—
Income before income
taxes and minority interests	125,244	119,106	72,877	71,430	23,491
Income taxes	63,147	49,910	32,272	—	—
Minority interests	(49,225)	(42,155)	(28,131)	(27,355)	(10,945)
Net income	$12,872	$27,041	$12,474	$44,075	$12,546

	As of December 31,

	2004	2003	2002	2001	2000
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$112,842	$109,989	$39,539	$40,814	$22,716
Cash and cash equivalents —
restricted	27,844	28,125	—	—	—
Property plant and equipment
and licenses and subscribers	531,028	503,940	508,218	496,000	446,389
Total assets	1,336,806	776,280	670,483	649,014	553,107
Total shareholder's equity
(deficiency)	(278,065)	(418,188)	(445,873)	216,607	141,900

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture governing our 12.50% senior notes.

        Upon a change of control (as defined in the indenture governing our 12.50% senior notes), holders may require us to purchase all or part of their notes then outstanding at 101% of their principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, such as that contemplated by the pending sale of our controlling shareholder, ClearWave N.V. to Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc., there can be no assurance that the new controlling entity could or would assume the obligation to make a change of control offer or that we would have sufficient funds to pay the purchase price of the outstanding notes, and we expect that we would require third-party financing to do so. There can be no assurance that we would be able to obtain this financing on favorable terms, if at all. Our future indebtedness may also contain restrictions on repayment requirements with respect to certain events or transactions, such as a change of control.

We have substantial consolidated indebtedness, and we will require a significant amount of cash to service our indebtedness.

        As of March 31, 2005, our total consolidated indebtedness was $1.4 billion, of which $1,140.3 million was debt of the Company, consisting of $223.3 million of 12.50% senior notes due July 31, 2010 and $917.0 million of subordinated debt to ClearWave, and $279.1 million was debt of MobiFon.

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

        We may be able to incur substantial additional indebtedness in the future. Under the terms of our current debt instruments, we are not fully prohibited from incurring additional indebtedness. As of March 31, 2005, MobiFon was entitled to draw additional borrowings of $16.9 million under its working capital facilities. We are also allowed, under our debt instruments, to incur substantial amount of subordinated debt from persons of which we are a subsidiary, to acquire additional shares of MobiFon owned by minority shareholders. If new debt is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to obtain the additional financing necessary to fund the operation of our business, which could require that we delay or modify our business plans.

        The business of our operations is capital-intensive. MobiFon expects to have significant future capital requirements, particularly in relation to the maintenance and expansion of its wireless operations, the acquisition of licences, the introduction of new technologies such as Universal Mobile Telecommuniction System, or UMTS, and the servicing of its debt. MobiFon intends to finance such future capital requirements from cash flow from operating activities, borrowing under existing credit facilities, and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in Romania, financial market conditions, our and MobiFon's financial and operating performance and prospects and market perceptions thereof. There can be no assurance that MobiFon will be able to obtain the financing required to meet debt service requirements, make planned capital expenditures, provide working capital or meet other cash needs. Failure to obtain required financing could have a material adverse effect on us and, among other things, could require that certain planned projects be delayed or abandoned.

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

        Future revenues from our prepaid and postpaid subscribers, our two primary sources of revenue, are unpredictable. We do not require our prepaid subscribers to enter into service contracts and cannot be certain that they will continue to use our services in the future. Although we require most of our postpaid subscribers to enter into service contracts, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could have an adverse effect on our results of operations or financial condition.

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

        Although we have voting control over MobiFon, we have an agreement with Vodafone that provides that major business, financial and technical decisions concerning MobiFon, including making distributions to shareholders, require consensus between us and Vodafone, with both parties using their best efforts to achieve consensus. Accordingly, we may need to take into account the views of, or compromise with, MobiFon's minority shareholders in reaching decisions on fundamental business and strategic matters with respect to MobiFon. If we need to enlist co-investors in the future to help fund acquisition opportunities, we may need to enter into agreements that grant these co-investors rights to participate in the management of MobiFon.

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

        Our ability to sell or transfer our ownership interests in MobiFon is subject to contractual limitations in favor of MobiFon's other shareholders, including restrictions on sales or transfers and rights of first refusal. These limitations could make it difficult for us or our creditors to realize full value upon any attempted sale of our shares of MobiFon, and could delay completion of any such sale.

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

        Our financial results are affected by the health of the Romanian economy. Romania is emerging from a centrally planned economy to a free-market economy and remains subject to significant macroeconomic risks as a result. The government of Romania is tackling problems relating to the creation of the institutions of a functioning market economy and is in the process of privatizing selected formerly state-owned companies, which may lead to significant corporate restructuring, labor dislocation or social unrest. Due to continued implementation of reforms and changes in government infrastructure, it may be difficult for us to enforce any rights we may have or to know if we are in compliance with all applicable laws, rules and regulations. Changes in laws, regulations or governmental policy, or the interpretation thereof affecting our business activities, including the imposition of price controls and new taxes, may increase our costs or restrict our ability to operate our business. Political, economic, social or other developments in Romania may cause us to change the way we conduct our business. For instance, a monetary development which is anticipated to have an impact on the Romanian economic environment will be the redenomination of the Romanian currency and the introduction of the so-called "new leu" on July 1, 2005. The redenomination entails the dropping of four zeroes. The redenomination poses many practical problems for commercial banks in Romania, as well as for the billing system, operation systems and various other applications we use in providing telecommunication services, including rendering invoices and processing customer orders. The failure of commercial banks, or other service providers to upgrade their systems or our own failure to upgrade our systems, to account for the redenomination of the leu, could have material adverse effect on our operations.

        Romania's 2004 estimated gross domestic product per capita of $9,075 on a purchasing power parity basis was among the lowest in Europe, and Romania has experienced substantial, and in some periods extremely high, rates of inflation and resulting high interest rates for many years. The growth of our business depends in part on the growth of Romania's economy and the disposable income of businesses and individuals in Romania. Low or negative economic growth rates, inflation and rapid fluctuations in interest rates have had and may continue to have negative effects on the economy and the securities market which in turn may have adverse effects on our financial results, including the ability to obtain financing, the ability of subscribers to pay for services or the ability to support the growth of MobiFon.

Meeting the requirements of the European Union for Romania's planned accession in January 2007 may require strict economic and financial reforms, potentially leading to economic dislocation or political or social unrest. Failure to successfully join the European Union may negatively impact Romania.

        Since negotiations for admittance to the EU began in 1999, Romania has undertaken significant reforms to its political, judicial and economic systems. Romania completed EU accession negotiations at the end of 2004 and signed the accession treaty in April 2005. However, before it can join the EU in January 2007, Romania must undergo further major political and economic reforms as well as implement the acquis communautaire, the body of EU law. Any or all of these reforms may prove difficult, politically challenging or impossible to implement under the proposed timeline for EU accession. The EU has already indicated that Romania's membership could be delayed if it does not expedite judicial and administrative reform and tackle corruption. Furthermore, the European Commission noted a number of economic shortcomings that need to be overcome before the planned entry date of January 2007. It emphasized that vigorous implementation of structural reforms is required for Romania to cope with competitive pressures within the EU. Several of the problems identified by the Commission concern the role of the government in the economy in the form of continued subsidization of loss-making enterprises and the conduct of macroeconomic policy as well as the creation of the institutions of a functioning market economy. The accession treaty contains a specific safeguard allowing the European Commission to recommend to the European Council, at any time before the treaty comes into force, that it postpone the date of accession by one year, until January 2008, if there is evidence that the country will be unprepared to meet membership requirements by January 1, 2007. Romania's commitment to joining the EU is expected to provide the impetus for major reforms and improvements in the country's political and economic infrastructure and systems, and admission to the EU is expected to bring Romania significant trade and economic advantages. In the event that Romania's EU accession is delayed or the invitation is withdrawn, some or all of these benefits may not be realized.

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

        Although pricing is established in U.S. dollars, most revenues MobiFon generates will generally be paid in Lei. By contrast, some of MobiFon's and our significant liabilities, such as liabilities for the financing of telecommunications equipment, MobiFon's obligations under its credit facilities and our liability to pay interest and principal on our senior debt are payable in dollars or in currencies other than Lei. As a result, any devaluation in the Leu relative to the currencies in which such liabilities are payable could have a material adverse effect on us and our ability to make payments on our senior debt. Also, we and MobiFon have financing arrangements which are governed by financial ratio covenants measured in dollars. A devaluation of the local currency to the dollar could result in a failure to meet certain of these financial ratios. In the event that such ratios are not met and the financial ratio covenants are not renegotiated or waived, there could be an acceleration of such debts, which would adversely affect our capital structure and could adversely affect our ability to make payments on our senior debt.

        Prior to June 30, 2003, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as MobiFon's measurement currency. Each fiscal quarter, we make an assessment as to whether Romania is still defined as a highly inflationary economy, in order to determine whether a further assessment is needed as to which currency should be MobiFon's functional currency for subsequent fiscal quarters. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be MobiFon's functional currency for the year 2005. MobiFon's borrowings are in U.S. dollars and tariffs are set in U.S. dollars. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is expected to join the European Union in 2007 and it is foreseeable that the Euro will gain prominence in Romania in the future. Consequently, depending on the progression of Romania towards the Euro, MobiFon's functional currency may change and exchange rate fluctuations may have a more significant impact on our results of operations in the future. As a result, we may experience economic loss with respect to our investments and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations.

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

        In Romania, fierce competition exists between us and our principal competitor, Orange Romania S.A., or Orange, a subsidiary of France Telecom. Together we hold approximately 96% of the wireless market, split almost equally between us. We intensely compete to maintain this market share. Competition in the Romanian wireless telecommunications market could also intensify if and when OTE, the Greek telecommunications company that controls Romtelecom, relaunches Romtelecom's wireless subsidiary operator, Cosmorom. If the Romanian government approves the proposal submitted by OTE to relaunch Cosmorom, which currently has only a minimal presence in the market, under the management of Cosmote, OTE's mobile operator in Greece, Cosmorom could develop a substantial competitive advantage and become a significant competitor in the Romanian wireless market.

The success of our operations will depend on our ability to retain customers.

        Historically, the average monthly churn rates of MobiFon have been relatively low, but we can give no assurances that this will remain the case. The possible implementation by 2006 of mobile number portability, which gives the ability for customers to keep their mobile phone numbers when they switch wireless providers, may draw our customers elsewhere. If other wireless operators in our market improve their ability to retain subscribers and thereby lower their churn levels, it will become more difficult for us to grow our customer base, and the cost to us of acquiring new customers could rise. In addition, our performance may be affected by the size and usage trends of our customer base (such as the potential industry shift in Europe from voice to non-voice usage). These trends may in turn be affected by the competitiveness of our tariffs, the competitiveness of alternative services, developments in the wireless markets and general macroeconomic conditions of the markets where we operate, many of which are beyond our control. The loss of a larger number of subscribers than anticipated will result in a loss of a significant amount of expected revenues and an increase in our churn rates. An increase in our churn rates may raise our operating costs, as we may increase marketing efforts in acquiring new customers to maintain our subscriber growth.

Rapid technological changes or the adoption of incompatible standards could render our services obsolete or noncompetitive.

        The industry in which we operate is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the introduction in recent years of new standards for mobile communications, such as EDGE and UMTS, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and enhancements and changes in customer requirements and preferences.

        Such continuing technological advances make it difficult to predict the extent of the future competition we may face. As a result, we cannot assure you that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render the technologies we use less profitable or even obsolete. We cannot assure you that new products and services that are more commercially effective than our products and services will not be developed. Furthermore, we cannot assure you that we will be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditures and access to related or enabling technologies in order to integrate the new technology with our existing technology. Moreover, MobiFon has recently acquired a UMTS license from the Romanian government, and it may not be successful in modifying its network infrastructure in a timely and cost-effective manner to facilitate the integration of this new technology, which could adversely affect the quality of its services, the results of its operations and its business and prospects.

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

We are subject to competition regulation, which could restrict our business.

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

We will incur increased costs as a result of recently enacted laws and regulations relating to corporate governance matters and public disclosure.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, rules adopted or proposed by the SEC and by the NASDAQ National Market and new accounting pronouncements will result in increased costs to us as we evaluate the implications of these laws, regulations and standards and respond to their requirements. To maintain high standards of corporate governance and public disclosure, we intend to invest substantial resources to comply with evolving standards. This investment will result in increased general and administrative expenses within Fiscal year 2005 and a diversion of management time and attention from strategic revenue generating and cost management activities. In addition, these new laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We are taking steps to comply with the recently enacted laws and regulations in accordance with the deadlines, by which compliance is required, but we cannot predict or estimate the amount or timing of additional costs that we may incur to respond to their requirement and cannot be certain that we will be able to fully comply with the provisions of Section 404 of the Sarbanes-Oxley Act regarding compliance with certain assessments and auditor attestations regarding internal control structure reporting.

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

ITEM 4 - INFORMATION ON THE COMPANY

OVERVIEW

        We provide wireless voice and data services in Romania through MobiFon. Our network provides subscribers with voice and high-speed packet data services, including mobile access to the internet and internet based, time sensitive information such as e-mail, digital image transmission and two-way short messaging service, or SMS. As of March 31, 2005, MobiFon had 5,022,902 wireless subscribers, representing approximately a 46.9% market share. MobiFon operates in Romania under the highly recognized brand name Connex. MobiFon also operates the largest Internet service provider in Romania, with approximately 235,000 dial-up Internet access customers.

        We were incorporated under the name ClearWave Holdings B.V. on March 15, 2002 under the laws of the Netherlands to hold the shares of MobiFon. On June 12, 2003, we amended our articles of association to, among other things, change our name to MobiFon Holdings B.V. On March 28, 2002, we acquired from our direct parent, ClearWave, all of ClearWave's majority equity interest in MobiFon. We are a holding company, and our only assets are shares of MobiFon representing approximately 79% of MobiFon's issued and outstanding share capital. ClearWave holds 100% of our equity. ClearWave is our sole managing director and is responsible for our day-to-day management.

        Our head office and principal place of business are located at World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands. Our telephone number is 31-203-050-980. Corporation Service Company, 17th Floor, 1177 Avenue of the Americas, New York, New York, 10036, acts as our agent for service in the United States with respect to our 12.50% senior notes due July 31, 2010.

Shareholders Chart

        The following chart provides as of March 31, 2005, in simplified terms that ignore wholly-owned intermediate holding companies, the equity interests of shareholders in MobiFon and the voting and equity interests, respectively, of our parent companies in us and in their other operating subsidiaries.

OUR BUSINESS

Market Opportunities

        Romania is located in Central and Eastern Europe, north of the Balkan Peninsula. Neighboring countries are Hungary, Ukraine, Moldova, Bulgaria and Serbia and Montenegro. Geographically, Romania is the second largest country in the Central and Eastern

Europe region and covers an area of approximately 238,000 square kilometers, with a population of 21.7 million people. Bucharest, the capital city, has a population of over two million people. Approximately 53% of Romania's total population lives in urban areas. Major industries in the country include manufacturing, agriculture, transportation, construction and tourism. The population density of Romania is approximately 91.2 people per square kilometer.

        Romania had a communist government until 1989, and is now governed as a parliamentary republic, with a popularly-elected bicameral parliament and president. Since the collapse of the communist regime, the Romanian government has undertaken steps to privatize former state-run industries and to institute other economic reforms. The government has also liberalized prices, reduced government subsidies, returned agricultural land to former owners, and modernized the tax system. National elections were held in November 2004 and a new four-party coalition government was sworn in at the end of December. The new government has indicated its intention to pursue more business-friendly policies such as the introduction of the flat-rate 16% income and profit tax and the reform of the labour code.

        In 1993, Romania signed an Association Agreement with the EU, with a goal of joining the EU by January 2007. The European Commission's annual report on Romania's progress towards accession, which was published in October 2004, recognized that Romania had a functioning market economy, which was a prerequisite for closing accession negotiations. Romania completed EU accession negotiations at the end of 2004 and signed the accession treaty in April 2005.

        Trade with the EU has grown significantly since Romania signed the Association Agreement, and the EU is Romania's largest trade partner. Trade with the EU accounted for approximately 73.2% of Romania's exports and approximately 65.2% of its imports in 2004. Italy remained Romania's largest market, taking 21.3% of exports, followed by Germany, with 15%. Italy was the largest supplier, providing 17.4% of total imports, followed by Germany with 15%.

        Romania has taken a number of other steps to integrate its economy into world trade. In March 2003, Romania signed an accession protocol to the North Atlantic Treaty Organization. Ratification by the existing member states and Romania's parliament was completed in February 2004. Also in 1993, Romania concluded a free trade agreement with the European Free Trade Association member countries. In January 1995, the country became a member of the World Trade Organization, and has undertaken tariff and customs reforms to meet its commitments in these agreements. Romania's economic progress has also led to upgrades in its credit ratings from Standard & Poor's, Moody's and Fitch.

        The following table shows selected information regarding Romania and its economy for the years indicated.

Indicator	2004	2003	2002	2001	2000
Population (in millions)	21.7	21.7	21.7	22.4	22.4
Nominal GDP (U.S.$ in billions)	$73.2	$57.3	$45.8	$40.2	$ 37.1
Increase (decrease) in real GDP	8.3%	5.2%	5.1%	5.7%	2.1%
GDP per capita (U.S.$)	$3,373	$2,635	$2,103	$1,793	$1,652
Average annual consumer price
inflation	11.9%	15.3%	22.5%	34.5%	45.7%
Foreign direct investment
(U.S.$ in billions)	$5.1	$1.8	$ 1.1	$ 1.2	$ 1.0

Credit ratings	2004	2003	2002	2001	2000
Standard & Poor's	BB+	BB	B+	B	B-
Moody's (1)	Ba3	Ba3	B1	B2	B3
Fitch	BBB-	BB	BB-	B	B

Sources: Economist Intelligence Unit, Romanian National Institute of Statistics (INS) and Bloomberg.
(1) as of March 2, 2005, the Moody's credit rating was changed to BA1

        In recent years, the wireless communications market in Romania has experienced strong growth with the number of subscribers growing at a compounded annual growth rate, or CAGR of 119%, from 19,200 subscribers in 1996 to 10 million subscribers in 2004. This compares to the growth experienced in CEE, as a whole, with the wireless communications market growing at a CAGR of 68%, from 1 million subscribers in 1996 to approximately 71 million in 2004.

        The table below outlines some approximate key metrics for wireless services in Romania, CEE and the EU as of December 31 for the periods indicated:

	Romania	CEE	EU
2004 Subscribers (in millions)	10	71	345
2004 Penetration	47%	62%	91%

We believe that several other factors make Romania attractive for wireless telecommunications services. Wireless services can serve as a substitute for traditional fixed line services. As of December 31, 2004, Romania had fixed line penetration of 20% versus wireless penetration of 47%. An increasing number of Romanian consumers are able to afford wireless service. Romania continues to experience strong economic growth and to reduce its rate of inflation. As the country strives for EU accession, its government is focused on achieving economic conditions that should help maintain these trends.

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

  Deploying and operating a high-quality network in Romania. We have deployed and continue to upgrade a high quality network to provide our customers with service that is equivalent to the service provided by competing operators. We actively monitor the performance of our network to determine areas of local network congestion where additional network capacity is required. We also continuously work with the local regulatory authorities to acquire additional channels and spectrum, when necessary, allowing us to increase network capacity to accommodate growth of subscribers and traffic.

  Introducing advanced data-related services. We plan to upgrade our network as necessary to ensure that we are able to provide advanced value-added data transmission and wireless Internet access. We believe that the current worldwide trend towards the convergence of technologies, such as personal computing and wireless telephony, will facilitate the widespread use of wireless devices to provide Internet access. We intend to capitalize on our platforms to offer such wireless services through technologies which include GPRS, WAP and UMTS.

Products and Services

        MobiFon was the first GSM operator to launch services in Romania. MobiFon received its 900 MHz national license in November 1996 and launched commercial service in April 1997. In November 2004, MobiFon was advised by the Romanian government that it was successful in its application for the acquisition of a UMTS license following a bid process. MobiFon received its UMTS license on March 31, 2005. MobiFon operates in Romania under the highly recognized brand name Connex. MobiFon serves its customers on its state-of-the-art network, which covers approximately 95% of the population in Romania. During the twelve months ended, March 31, 2005 MobiFon added 1,350,764 net subscribers, an increase of 37% from March 31, 2004. MobiFon grew its number of subscribers at an average rate of 3.1% per month during the 12 months ended March 31 2005, and had 5,022,902 subscribers at March 31, 2005, up from 3,672,138 at the end of March 2004. Our internal reports as well as publicly released information of our competitors indicate that this represents a 46.9% market share.

Basic and Value-added Voice Services

        We provide basic voice services for wireless telecommunications over GSM and UMTS (since April 25, 2005) networks. As with the rest of Europe, we follow the "calling party pays" model in billing. We supplement these basic voice services with a range of value-added services, many of which are standard in each of our service packages. These additional services include voice mail, SMS, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification. In most cases, we were the first cellular wireless operator to introduce these value-added services in Romania.

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

Advanced Wireless Services

        The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as phone handsets and other hand-held devices, to create more sophisticated products with increasingly advanced capabilities. These include access to e-mail and other information services, including news, sports, financial information and services, shopping services and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, we continue to upgrade our existing digital networks to be able to offer the data transmission capabilities required by these new applications, including wireless application protocol commonly referred to as WAP, GPRS, MMS, and basic data and fax transmission.

        We offer our customers the ability to send text messages to other wireless users using SMS. We also have developed a wide range of entertainment services based on SMS. We provide, among other things, the ability to chat, to play games and to download logos, ring tones and icons. MMS, which enables users to send and receive digital images, sounds and animations in addition to text, is being deployed throughout Europe. MobiFon launched MMS service in the fourth quarter of 2003 and now counts over 210,000 activated subscribers.

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

        We launched WAP services, based on circuit switch data, or CSD technology, on August 1, 2000. At the end of 2001, we implemented GPRS technology, allowing us to extend WAP-based services as well as provide internet access, data transfer and LAN access, predominantly for the business segment, which is the market segment where we have identified the highest level of subscriber interest and the greatest potential for vertical applications implementation. We offer a flexible selection of GPRS based packages in order to address our customers' needs and to remain competitive in the market. In the consumer segment, GPRS-supported services include internet access and infotainment services, mainly MMS. MobiFon currently offers GPRS roaming services with 54 operators in 34 countries. The total number of customers for mobile data services (based on either CSD or GPRS technology) in Romania has exceeded 250,000.

        With WAP, GPRS, MMS, SMS and UMTS we are able to offer our customers a variety of content services enabling them to gather information such as weather reports, traffic reports, daily horoscopes, lottery results and news headlines, as well as providing them with access to entertainment applications (ringtones, logos, picture messages, Java games, MMS to postcard), and allowing them to perform banking transactions from a handset. These services are typically offered in partnership with third party content providers on a revenue-sharing basis. We earn revenues on these services by charging for access to these services and for the content that they provide. In addition, subscribers can use the wireless connectivity we provide for a variety of applications, using devices such as notebook computers, personal digital assistants, or PDAs, and advanced mobile phones. Internet access is available via WAP, via special Internet browsers embedded in newer generation handsets, or through PDAs or laptops connected to mobile phones.

Internet and Data Access Services

        We offer dial-up Internet access nationally and are currently the largest Internet service provider in the country, with approximately 235,000 dial-up customers. For individual users, we also offer prepaid dial-up services, domain-name registration, and various services delivered and included within our "myX Portal" package. Our consumer internet and data offerings are closely integrated with our wireless telephony offerings. Through the myX Portal, wireless users can access up-to-date data on their Connex accounts, and download ringtones, games and other applications. Wireless users earn special promotional rates and other internet service offers through continued use of their Connex services. We also offer dedicated internet access and data access and transport services to corporate customers, and we have more than 5,080 dedicated access and virtual private network ports. We also offer customers the ability to access the internet on their portable computer in certain hotels in Romania using WiFi enabled technologies. WiFi, or Wireless Fidelity, is a technology used to transmit and receive data over the unlicensed 2.4 GHz wireless spectrum, providing mobile access to a wired LAN or a wireline broadband connection in its coverage area. With deregulation in 2003, we now directly provide international telecommunications services. We also provide a fixed wireless product offering that competes with Romtelecom, the national fixed line operator, in the business segment for high-speed internet, data transfer, mobile virtual private network, or MVPN and voice services.

Roaming

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

Future Service Offerings

        We plan to remain competitive in the area of advanced data services and ensure the long term sustainability and competitiveness of our business. We will do so by relying on a variety of technologies, applied in a manner that suits customer needs and revenue opportunities. Our core GSM technology can migrate to provide advanced wireless data services, either by deploying further enhancements to GPRS, such as faster coding schemes, or by using EDGE, a technological enhancement to the GSM standard. Our high speed data strategy in both Romania includes the use of GPRS-based technology.

        In November 2004, we were advised by the Romanian government that we were successful in our application to acquire a UMTS license as the result of a bid process and on March 31, 2005 we received our UMTS license. As incumbent GSM operator in the Romanian wireless market we believe we have both the subscribers and networks to facilitate the deployment of UMTS. With the introduction of UMTS, we will be able to provide our customers with a broader variety of services such as video calling, video streaming, infotainment, such as sports and weather updates, music download capability and 3G enabled high speed data and internet access. Data transfer speeds are significantly increased in the 3G environment and will be further enhanced with the introduction of additional technological advances.

Handsets

        We sell a broad selection of high-quality handsets. We currently offer multi-mode handsets from many manufacturers including Sony-Ericsson, Motorola, Nokia, Samsung and Siemens. We offer handsets that can operate on the GSM 900, GSM 1800, GSM 1900 and UMTS networks. These multi-mode handsets allow us to offer our customers roaming across GSM networks globally. The handsets have many advanced features, including color screens, and are generally enabled for advanced data services to help us introduce new value-added services to our subscribers such as access to the internet, enlarged key pads for ease of use for e-mail access or sending or responding to an SMS and photo imaging.

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

        We intend to continue, where feasible, our practice of minimally subsidizing handsets. Currently, we do not subsidize handsets to acquire prepaid consumers. However, we may subsidize handset costs in some of our postpaid service packages as part of our initiative to promote new technologies and gain market share. We may have to match any future introduction of increased handset subsidies by our three competitors, which could affect our subscriber payback period and increase our subscriber acquisition cost. In addition, with the launch of UMTS services, we will be selling more expensive 3G handsets that may require higher handset subsidies to attract customers.

Service Packages and Pricing

        We tailor our service packages to be competitive and simple to understand and to allow each subscriber to choose a package that suits his or her usage requirements. We bill customers for postpaid service, that is, via monthly bills rendered after the service is provided, on the basis of either per-second, and in some cases per-minute, rates or a packaged-minute plan. Subscribers can also choose to subscribe to our service under prepaid packages, whereby a customer purchases an airtime card that gives him or her calling time equivalent to the amount paid for the card. Our pricing strategies depend on the competitive environment, the subscriber profiles and the regulatory requirements in each of our operating markets.

Postpaid and Prepaid Service Packages

        We offer a number of postpaid service packages that are targeted to specific types of subscribers and their expected usage patterns. These packages often include a specified number of minutes as part of the monthly fee, with an overcall rate charged after such minutes are used. As of March 31, 2005, postpaid subscribers accounted for 34.8% of our subscriber base. Postpaid customers accounted for 30.1% of net subscribers added during the twelve-month period from April 1, 2004 to March 31, 2005.

        We offer prepaid service packages to subscribers who prefer a pre-payment option or whose credit profiles do not qualify for postpaid service. Prepaid service requires no contract and no monthly fee. The customer can easily access further airtime by purchasing additional airtime cards or adding value to a rechargeable card. As of March 31, 2005, prepaid subscribers accounted for 65.2% of our subscriber base. Prepaid customers accounted for 69.9% of the net subscribers added during the twelve-month period from April 1, 2004 to March 31, 2005. We began offering prepaid service in Romania on November 7, 1997.

        In line with our strategy of offering diversity and flexibility to our customers, we introduced the first innovative airtime recharging mechanism for voice and data prepaid customers in Romania in 2002. This service is available at point of sale and at automated teller machines of the largest bank in Romania We currently offer several consumer postpaid plans and a balanced portfolio of business packages. The consumer subscription-based portfolio is designed to respond to a large variety of communication needs. Starting with a basic package with no inclusive minutes, the offer allows customers to obtain more value by adding options at special tariffs: favorite time, favorite numbers, all networks, intensive calling. A total of four plans and six add-on options offer a large flexibility for all customers. Heavier users' needs are accommodated by five packages with progressively higher volumes of inclusive minutes (from 50 to 800). Non-voice communication needs are covered by messaging options (SMS and MMS) which can be added on all voice packages. The complexity of the business segment communication needs is addressed by a broad portfolio. The basic packages, which do not include bundled minutes, are designed for customers who prefer to "pay as they talk", and offer better rates for increasing volumes of calling, or the flexibility to choose amongst a flat or a network-based tariff. Users with high on-company calling needs are offered a special tariff for this type of call. The feature is combined with variable volumes of inclusive minutes provided at user or company level. Finally, special offers are tailored to very large or integrated services accounts.

        We also offer the prepaid product, "Cartela Connex" which provides four alternative choices built around either favorite timebands, numbers, destination network (for which special tariffs apply), or flat tariffing. The customers have the freedom to select the package that best suits their communication needs.

        In April 2005, in conjunction with the commercial launch of our UMTS network, we introduced 3G specific plans in our portfolio, with bundled, comprehensive voice and data packages (including video call and streaming) and a 3G extraoption (videocall, internet and streaming), which can be added to the existing voice plans.

Pricing

        We believe that our pricing structures compare favorably to the prices offered both by our wireless competitors.

        Our initial launch strategy emphasized feature-rich service offerings that appealed to corporations, governmental agencies and other high-end consumer subscribers. As part of our strategy to address the Romanian retail consumer market, we introduced programs that appeal to specific mass-market segments, based on disposable income research. Consequently, our prepaid portfolio was sufficiently diversified to attract not only customers who preferred to use the service mainly for incoming calls, but also those customers who could not afford a postpaid program but had a higher propensity to make outgoing calls. For postpaid plans, we introduced low-end programs, with affordable monthly fees and flexible per minute rates, stimulating usage during non-peak hours, weekends and/or for certain destinations. Our services are also priced to be competitive with the fixed line services of Romtelecom, the national fixed line phone company. For some postpaid programs, our rates for making in-country long distance calls have historically been less expensive than Romtelecom's fixed line rates at certain times of the day, which encourages customers to use wireless instead of fixed line phone service. The postpaid plans we currently offer charge the same rates for calling Romtelecom's fixed line network as for making calls within MobiFon's network, thus encouraging the users to make calls to the large customer base of the fixed line operator.

Marketing, Distribution, Customer Care and Billing

Marketing

        Our marketing strategy focuses on growing our market penetration, protecting and growing revenue and profitability from the existing customer base, maintaining market share position, strengthening brand image and improving customer satisfaction. In addition, our marketing initiatives, brand identity and distribution strategies are carefully tailored to the cultural and economic environment in Romania and to each target customer segment. Taking advantage of the opportunities offered by the now deregulated telecom market, we have developed an integrated approach to business customers designed to protect service revenues and capture as much potential revenue as possible from the telecom needs of our high-end subscribers. This approach is focused on integrating mobile voice, national and international fixed voice and data in a single product offering which we refer to as Integrated Service Strategy. The strategy has been successful and is positioned as a major differentiator in the business market. We are currently the only provider of wireless services offering this type of integrated services package in Romania.

        A consumer survey we commissioned in March 2005 showed that Connex achieved a brand awareness level of 96.0% in Romania. The survey revealed that the top-of-mind brand awareness was 52.4% for Connex, versus 44.9% for Orange, our principal competitor. We accomplished such brand recognition through an extensive advertising campaign that focused on brand visibility through television, billboard and magazine advertisements. Having achieved significant brand awareness in Romania, we are now building on our brand image through various programs and campaigns to ensure brand loyalty. A number of our advertising campaigns have won international awards in specialized forums. In 2002, the GSM Association nominated "Connex Play" for its "Best Marketing Campaign" award; in 2001, at the Portoroz Festival, Connex was awarded a Golden Drum award for television advertising in the Telecommunications category and in 2002, at the Cannes 3GSM Conference, the advertising campaign for Connex Play was among the nominees for best marketing campaigns. The "Chirp Chirp" TV Commercial won "The best TV Commercial in telecommunication" award at Ad'Or Festival (May 2003). The same commercial won the "Silver Drumstick" award at Golden Drum Advertising Festival at Portoroz, Slovenia, (October 2003) and was ranked 86th in the top 100 ads worldwide of the year in The Gunn Report and Showreel of The Year (November 2003). In March 2005, the Information, Technology and Communication Industry, under the patronage of Romanian President Triain Basescu, awarded Connex the Best Communication Service award for 2004. This is the second year running that we were honored with this award.

        During the first quarter of 2004, we implemented a loyalty points program. Postpaid customers are awarded points, based on their monthly bill and tenure with the network, which can be redeemed for handsets or airtime. The program has contributed to churn reduction of our postpaid customers.

Distribution Channels

        We distribute postpaid, prepaid and data products to consumer and business markets. The business market is reached via four channels: a direct sales force, serving the top 6,500 business accounts, and a combination of direct sales, dealers' sales force and telesales team, addressing the small and medium business markets. Information technology suppliers are partnering as well with us to sell bundled communication services and associated systems, for a limited number of large volume projects.

        The consumer market is reached via our own corporate stores, of which we had 19 as of March 31, 2005 or through postpaid dealers, most of which are exclusive, covering 809 points of sale. Dealers are commissioned on a volume-based scheme, which includes elements of performance, loyalty and regional objectives (performance bonuses and commission claw-back mechanisms for early subscription cancellation).

        Our prepaid products are widely distributed in a network of about 10,000 points of sale, belonging either to the postpaid dealers,

distribution networks or other retailers, including gas stations and the Romanian Post offices. Recharge of the prepaid cards can be performed via the traditional plastic voucher, through the above mentioned network, or by electronic means including online recharge at approximately 3,900 outlets in our distribution network or at automated teller machines. We also offer the ability to recharge prepaid cards by invoicing directly an existing postpaid subscriber.

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

Customer Care

        We view customer care as an essential element of our strategy and we seek to promote our customer focus to minimize churn. As part of our approach, we provide differentiated service according to customer segments. Customers who subscribe to more expensive services receive more personalized live customer service, while customers who subscribe to more economical packages are served primarily through self-care, although live customer care is available for all customers, if and when needed. We have established toll-free customer care call center telephone lines staffed by trained employees to answer inquiries by existing and potential subscribers. We strive to decrease the number of calls to our call centers by simplifying how we deal with customers and by developing sophisticated but easy to use self-care solutions. Tools such as interactive voice response, or IVR, USSD codes - a very user-friendly way to retrieve, via a short series of characters through the handset, a variety of information such as credit balances, recharge airtime balances and last invoice date, allows customers access to their information in a quick and efficient manner. Customers can also access their account via the web.

        The focus on self-care solutions allows us to both serve a constantly and significantly increasing number of customers without adding corresponding staff. We closely monitor customer care calls and use information gathered from these calls to customize marketing strategies, pricing and promotional plans. Through constant refining of internal processes, we have reached high levels of productivity in our call centers and we make an ongoing effort to control the number of calls per customer, even in a market like Romania, where the need for education regarding wireless service is still high.

        We consistently strive to be one of the top providers in terms of customer care in our markets, by providing a very accessible service, sustained through reliable and easy to use systems and through well trained and highly dedicated employees.

Billing

        Billing is governed by the nature of the subscriber's service package. Our billing and customer care systems are integrated in a single system, providing our staff with a comprehensive view of a subscriber's account. We use an automated collections process, making use of SMS, IVR and voice mail.

        Our billing system which has been in place since September 2003 is a best-in-class product that provides maximum flexibility, allows for rapid configuration of new products and services and supports innovative discounting and packaging concepts. In addition to its GSM/data convergence which has already been implemented, our billing system will provide over time prepaid/postpaid convergence, allowing us to offer bundled services and cross-product discounting in a consistent manner across all product lines and payment channels. We have introduced limited UMTS service billing capability in conjunction with the April 2005 commercial launch of 3G services and will continue to develop the billing system capabilities for more complex content based charging.

Credit Management and Churn

Credit Management

        To manage bad debt risk associated with postpaid customers, we generate customer profiles that provide us with the ability to set credit limits and monitor daily usage patterns for customers with a high risk profile. We also work actively to identify potential fraud. The internal fraud departments of our operating companies review usage reports to monitor potential fraud or credit abuse.

        Romania does not currently have a comprehensive credit bureau or credit-reporting agency. However, two credit reporting agencies are currently under development. The first started as an organization serving only the banking sector with plans to expand to more comprehensive reporting. The second was launched to address other sectors such as utilities, insurance and retail. We, together with the other GSM operators in Romania, have been using, for the last six years, a shared database of subscribers who have been removed from their networks for nonpayment, fraudulent behavior or bad payment history, to assist in identifying customers who pose a credit risk. We use a detailed credit-scoring model, applied to our new subscribers, based on demographic factors such as age, occupation and address, which we use to manage our credit exposure and to recommend appropriate service packages to potential customers. Based on the estimated risk of each subscriber, calculated with the credit scoring model and information from the shared database, we establish a credit limit for each customer. In addition, we require some of our subscribers to pay a deposit or a prepayment in the range of $50 to $500 before activating their accounts.

        Our subscriber credit ratings are continuously evaluated, using a behavior scoring model, which is based primarily on the payment behavior that the customer exhibits over a period of time. Credit extension and collection treatment are adjusted according to the updated scores. Customers late on their payments are prevented from making outgoing calls after 35 days and are permanently disconnected after 90 days from the issue date of the first unpaid invoice. In 2004, actual bad debt expense represented approximately 1.4% of MobiFon's billable service revenues down from 2.6% in 2003.

Churn

        Churn, or the rate at which subscribers leave an operator's network, can occur for a number of reasons. In the case of voluntary churn, the customer may decide that he or she cannot afford the service, move out of the coverage area or decide to subscribe to a competing service. In the case of involuntary churn, postpaid customers who have not paid their bill are, after a period of attempted collection, removed from the network by us. At MobiFon, we include in our churn calculation those prepaid subscribers whose services we terminated after several months have lapsed since they last placed or received a call. MobiFon adjusts the number of months of permitted inactivity based on market practice and currently churns prepaid subscribers who have been customers for at least 14 months after three months of inactivity. MobiFon's average monthly churn rate was 2.12% in 2000, 1.68% in 2001, 1.85% in 2002, 1.97% in 2003 and 1.90% in 2004. We have undertaken several initiatives to address opportunities to improve customer satisfaction and thereby reduce voluntary churn including the following:

  improving our call center and sales processes to focus on problem resolution and a positive customer experience;
  implementing specialized customer retention programs to address high ARPU and long-tenured customers;
  and developing targeted sale and contract renewal offers that reflect the value of the customer.

        Wireless operators in Romania compete aggressively for new customers and each other's customers. Continued competition for customers, along with the expected launch of mobile number portability in both markets in late 2005 or 2006, which will require wireless operators to allow subscribers of a given wireless network to keep the same mobile number when subscribing to the services of a different operator, suggest that churn in these wireless markets may increase in the future. We expect mobile number portability to have a significant impact on wireless operators in our markets. Technical implementation to enable mobile number portability may require new equipment, depending on the technical solution imposed or chosen. Furthermore, retention and acquisition strategies may have to be reconsidered in the mobile number portability environment, when losing a number will no longer be an issue to be considered by a customer in choosing between operators. In addition, pricing strategy can be affected as a result of the difficulties in providing and communicating the advantages of low rates for calls made to users of the same network.

Spectrum and Network

Spectrum

        We hold one of three licenses issued to provide nationwide GSM-based wireless telecommunications services throughout Romania. We paid an initial license fee of $50 million in 1996 and an additional $25 million in 1999 for the extension of the license term to 2011. In addition, we must pay a recurring annual fee of approximately 8.4 million Euro ($11 million) for 12.4 MHz of spectrum or 62 channels allocated in the 900 MHz frequency range under its frequency license. We also purchased 3.6 MHz of spectrum or 18 additional national channels in the 1800 MHz frequency range at an annual price per channel of 85,000 Euro (approximately $110,000).

        In November 2004, we were advised by the Romania government that we were successful in our application to acquire a UMTS license following a bid process. The license, issued on March 31, 2005, consists of three channels of 5 MHz, for a total of 15 MHz paired spectrum and one channel of 5 MHz unpaired spectrum. The total cost for the license is $35 million, payable in six installments. The first payment, in the amount of $10.5 million, was paid on March 23, 2005. The balance, in five equal installments in the amount of $4.9 million, is due on January 30 of each year beginning in 2006. The annual spectrum fee is Euro 1.2 million ($1.6 million) per channel of paired spectrum and Euro 0.6 million ($0.8 million) per channel of unpaired spectrum. We anticipate using one channel of paired spectrum, or 5 MHz in 2005.

Networks

        We chose major cellular equipment vendors such as Ericsson, Nortel and Siemens to design and build networks that provided us with state-of-the-art service that allowed us to begin operating quickly and to expand and upgrade our service as we acquire more subscribers and new technology became available. Flexibility to keep up with new technology is essential to comply with license requirements and compete effectively. We have also invested significantly in advanced operation and maintenance systems to provide quality service to our existing network subscribers. We continuously monitor network traffic and measure the real-time technical performance of our services against global benchmarks. We monitor traffic-related activities in order to respond quickly to conditions in which the traffic load exceeds expected levels.

        We purchase most equipment for our networks through competitive tendering. The two key principles guiding procurement decisions are benchmarking, to the extent available, and quality of products that provide value to the customer. Another principle influencing procurement decisions is avoidance of conflicts of interest.

        We plan and construct our wireless telecommunications network to meet a forecasted level of subscriber density and traffic demand. Once this level is exceeded, we are normally able to increase network capacity to maintain service standards by adding more radio equipment at existing sites, adding additional sites and employing sectorization and cell splitting techniques. Other wireless telecommunications network operators and infrastructure manufacturers have also developed techniques we can use to ensure service quality at minimal cost, such as microcells and premicells. Until technological limitations on network capacity are reached, we can usually add additional capacity in increments that closely match demand and at less than the proportionate cost of initial capacity.

        We began the development of our GSM-based wireless network, using 900 MHz frequencies, in December 1996. By March 1, 1997, our network was operational and covered Bucharest, the capital of Romania, including access roads and airports, as well as eight other major cities. As at December 31, 2004, our state-of-the-art network covered approximately 95% of the population of Romania. Use of asynchronous transfer mode technology, or ATM, led to significant increase in network efficiency while preserving a high quality level. We carry most of our communication traffic on our owned backbone (microwave and fiber optic cable) assets, rather than relying on Romtelecom, thereby reducing operating costs. We ensure direct international traffic interconnection with five carriers. We have also strategically sourced our network backbone capacity from several sources, including leased capacity from other third party carriers. We lease two pairs of dark fiber optic strands over high voltage poles and technical space for network capacity expansion and network redundancy. The national optical fiber network is split in two national rings. The Western ring has been operational since January 2003 and the Eastern ring was completed in November 2004. A portion of this usable capacity is leased back to the lessor under the terms of the leasing agreement. The leasing agreement, commencing in 2002, is for a period of 17 years or thru the end of our GSM license, whichever is shorter. The lease payments and receipts, which individually are estimated to be $7 million in 2005, are expected to largely offset one another such that minimal cash payments, if any, will be made by either party. In addition we have leased additional fiber optic strands over a seven year period, commencing in 2004, for an estimated $2.3 million in 2005.

        Our UMTS network was deployed by the 15th of March 2005 in Bucharest, the next seven largest cities and the road between Bucharest and Brasov, comprising a total of 326 sites. The commercial launch of 3G-UMTS took place on the 25th of April.

Operations and Maintenance

        We have designed, in consultation with our technology vendors, state-of-the-art operation and maintenance systems and efficient network management structures. Our primary objectives are high customer satisfaction and compliance with license requirements.

        The blocked call and dropped call rates of our network were, on average, below 1% in 2004, mainly as a result of the following monitoring and maintenance measures:

  through standard monitoring and supervision features provided by certain components of our networks, we continuously monitor the traffic on the networks, examine the state of the networks in real-time and produce fault reports and performance reports;

  to ensure peak network reliability and service quality, our maintenance plans feature preventive and corrective maintenance programs. For instance, we set appropriate alarm threshold levels for detection of equipment problems such as low batteries, equipment or circuit outages and security violations and we constantly refine maintenance procedures and documentation to improve the restoration process for problems that directly affect subscribers. We also establish routine maintenance and testing of all switching, radio equipment, systems running value added services and interconnect facilities;

  we safeguard our networks against disaster by using, at various locations, back-up transmission systems, back-up system components, battery back-ups, generators and fire suppression systems. In addition, regional centers maintain replacement parts for critical components in the event of switching center or other system failures. We have also defined a Business Continuity Plan which covers the main services and includes specific procedures and guidelines to reduce the impact of various disaster situations.

Competition

        Our competitors or their principal corporate shareholders have been operating for a number of years in our markets or in other markets for wireless services, are currently serving a substantial subscriber base and may have significantly greater financial resources than those available to us. However, we believe that our brand recognition and pricing strategies will enable us to compete effectively in these markets. Although we currently face competition from other forms of telecommunications technologies, we believe that our GSM-based wireless networks combined with an appropriate high-speed data strategy should allow us to remain competitive by offering cost and accessibility advantages over these other technologies.

        In addition to us, Romania currently has three other licensed wireless operators holding a total of four separate licenses: (1) Orange Romania S.A., the other digital GSM 900/1800 MHz operator, (2) Romtelecom's subsidiary, Cosmorom, a digital GSM 1800 MHz operator, and (3) Telemobil, a digital CDMA/2000 and analog Nordic mobile telephone protocol, or NMT, operator.

        Orange, majority owned by France Telecom and operated initially under the name Dialog, acquired its 900 MHz license at the same time as MobiFon in November 1996 and launched its services in June 1997. Dialog re-branded its services under the Orange brand on April 5, 2002. Orange was granted a UMTS licence at the same time and under similar terms as MobiFon in November 2004. In addition Orange launched EDGE as their technological solution for high-speed mobile data in the fall of 2004.

        Romtelecom, the national fixed-line phone company, in which the partly-privatized Greek telecommunications company OTE has a 54.0% equity interest, acquired its 1800 MHz license in connection with its privatization in November 1998. It launched its operations under the brand name Cosmorom in 2000. Currently, Cosmorom has only a minimal presence in the market. OTE stated that a proposal to relaunch Cosmorom under the management of Cosmote, OTE's mobile operation in Greece, has been submitted to the Romanian government. A decision related to Cosmorom's future is expected in the coming months.

        Telemobil won its analog NMT license in March 1992 and launched operations in May 1993 but did not succeed in reaching significant market penetration. In December 2001, Telemobil launched a new service based on an advanced form of code division multiple access technology known as CDMA/2000. Inquam (Romania S.A.) is now the main shareholder of Telemobil. Telemobil is the first European mobile operator to use CDMA technology and the first to use the 450 MHz band worldwide. Telemobil has titled its new service Zapp and is positioning it to the business segment (particularly SME), based on the comparative advantage of cheap high-speed mobile data transfer capabilities.

        The following table presents a summary of the relevant information for each wireless operator in Romania, including estimated market share based on publicly released data of the operators as of March 31, 2005:

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share

1) MobiFon	Connex	GSM 900/1800	November 1996	April 1997	46.9%
		UMTS	March 2005	—
2) Orange	Dialog/Orange	GSM 900/1800	November 1996	June 1997	49.4%
		UMTS	March 2005	—
3) Telemobil..	Zapp	CDMA 2000/NMT	March 1992	May 1993	2.8%
4) Romtelecom	Cosmorom	GSM 1800	November 1998	June 2000	0.8%

Licenses and Regulatory Environment

Licensing and Frequency Allocation

        The Romanian government has adopted a policy of harmonizing Romanian telecommunications regulations with EU norms. In this respect, Romanian telecommunications legislation was significantly modified during 2002 to reflect the EU directives, and a new regulatory authority, the Romanian Telecommunication National Agency for Regulation in Communications Sector, known by its Romanian acronym ANRC, was established. Its main purpose is the implementation of a national policy in the telecommunications sector. The ANRC now exercises a portion of the authority formerly held by the Ministry of Communications and Information Technology, or MCIT. Under the new telecommunications regulations, a communications operator needs to obtain three authorizations and licenses: a General Authorization for network services issued by the ANRC, a Numbering License issued by the ANRC and a Frequency Spectrum License issued by the General Inspectorate of Communications and Information Technology, or IGCTI. The ANRC is responsible for granting to all fixed line and wireless operators a Numbering License for the allocation of numbers based on the national numbering plan. The IGCIT is responsible for managing and issuing the transmission frequencies used by all wireless operators in Romania, as well as the frequencies used by radio, television and other communications media.

        The General Authorization sets forth the requirements that a potential operator must meet in order to provide telecommunications services. As required by the telecommunications law and ANRC's Decision No. 1333 dated November 5, 2003, MobiFon filed a notification with the ANRC and was issued the certification registered under no. 19156/August 8, 2004, confirming that MobiFon complies with the requirements of the General Authorization and may engage in provision of telecommunications services. If we fail to comply with the authorization to provide electronic communications networks, the regulatory authority may apply administrative fines up to 2% of revenue. Breaches that are subject to administrative fines include the following: (1) breach of the obligations regarding the general authorization, (2) using a radio frequency without having a license, (3) using numbering resources without having a license and (4) not complying with the frequency and numbering licenses' terms and obligations.

        In March 2005, the ANRC issued to us numbering License no. 1.6, valid until February 14, 2013. The license confirmed our right to use the numbers previously allocated under our former GSM license and allocated to us additional numbers. Although the ANRC may include in the Numbering License the obligation of the operators to pay tax for the use of the allocated numbering resources, our Numbering License does not include such an obligation. However, we are subject to a monitoring fee payable to the ANRC of a maximum of up to 0.5% of revenue. In 2004, we paid $1.3 million (0.2% of 2003 revenue) as a monitoring fee.

MobiFon GSM License

        On June 30, 2003, the MCIT issued a GSM Frequency License to us. This license expires on December 31, 2011 and may be renewed by IGCTI upon a request by us made before June 30, 2011. The license gives us the exclusive right to use 62 channels in the GSM 900 MHz range and 18 channels in the 1800 MHz range in Bucharest. In January 2005, the IGCIT issued a decision converting the 18 channels in the 1800 MHz range from Bucharest only to national.. At our request, the IGCTI might supplement or reduce the allocated number of channels and radio frequencies allocated in the GSM 900 and GSM 1800 bands. The GSM Frequency Licenses contain provisions regarding coverage and quality obligations. The coverage requirements include having: (1) at a minimum, one base station installed and maintained in use in each county capital; (2) coverage area of a minimum of 50% of the territory; and (3) service availability minimum of 50% population coverage. In terms of quality obligations, we have to provide the service 24 hours per day, 7 days per week and the call blocks and call drops over the radio path must not exceed 2% at peak hours. The IGCTI may suspend or withdraw the GSM Frequency License in cases of serious breach of our obligations under the license or under applicable regulations.

MobiFon UMTS License

        In November 2004, we were advised by the Romanian government that we were successful in our application for a UMTS license for three channels of 15 MHz paired spectrum and one channel of 5 MHz unpaired spectrum. We received our UMTS license on March 31, 2005. The UMTS network was deployed by the 15th of March 2005 in Bucharest, the next seven largest cities and the road between Bucharest and Brasov, comprising a total of 326 sites. The commercial launch of UMTS took place on the 25th of April. The second phase will add an additional 48 cities and some roads covered by the end of 2011.

Universal service obligation

        Universal service can be defined as a minimum basic bundle of telecommunications services of a sufficient quality that are available to all consumers in the entire territory of a given market, at a reasonable price as determined by the telecommunications regulator. Universal service usually includes, among other things, public telephone service, operator services, free and continuous access of all users to emergency numbers, the publication of telephone books, pay phone services, and discounts to persons with disabilities. The telecommunications regulator of a given market has the authority and the responsibility to impose an obligation to provide universal service upon one or more operators to ensure that universal service is available in the entire territory. The EU has adopted the Universal Service Directive which provides the terms under which universal service shall be provided in member countries. Romania has also adopted legislations to impose universal service obligations, or USO, on telecommunications providers in their markets.

        Based on the USO implementation strategy issued by the MCTI, the ANRC has begun implementation in three specific areas: tele-centers providing telecommunication access at certain fixed points in rural areas, public pay phones, and subsidies for access to a public network based on family income. In November 2004, the ANRC designated Romtelecom and some smaller fixed-line operators as USO providers for subsidies to low income families. In November 2004, the ANRC issued a list of 50 eligible tele-center locations that were submitted for auction. Only one operator, Orange Romania S.A. participated in the bid and was designated as USO provider in five rural locations. After the poor results of the first auction organized by the ANRC, a consultation process has been opened in order to decide on the most suitable way of implementing the tele-centers in the future.

        Providers of universal service are entitled to compensation for their demonstrable losses incurred as a result of providing the universal service. Such compensation is paid from the universal service fund, which the ANRC administers. All telecommunications license holders provide contributions to the fund. In 2004, the amount of contribution was calculated as 0.8% of each operator's turnover, excluding interconnection and "in roaming" revenues, for the year 2003. In 2005, the contribution will be reduced to 0.5% of turnover, less interconnection and "in roaming" revenues, capped at a maximum of Euro 2 million. Our contribution to the fund in 2004 was $3.4 million.

Roaming Agreements

        MobiFon is a signatory of the GSM Memorandum of Understanding and accordingly is a member of a group known as the GSM Association. This association establishes common technology standards facilitating worldwide roaming. The roaming agreements allow our subscribers to use their own handsets wherever GSM wireless service is provided, or to roam in such locations with a handset that is compatible with the local network. Roaming agreements are typically bilateral, open-ended agreements consistent with the contract structure established by the GSM Association. Roaming agreements can be terminated with 60 days written notice from either partner, but in practice, once established, they are typically maintained in perpetuity.

        Each member of the GSM Association establishes standard inter operator tariffs for each country or region of possible connection. Inter operator tariff rates are maintained on the GSM Association website, updated for pricing adjustments and freely available to roaming partners of that operator. Typically, members of the GSM Association deviate from their standard rates only if a "preferred" roaming agreement is entered into with that partner. Our objective is to provide a fair price to as many destinations as possible for our roaming customers

        As of the April 30, 2005, we had negotiated roaming agreements with 261 operators in 118 countries and are continuing to negotiate additional roaming agreements. Our main objective is currently to increase the number of new roaming destinations for our subscribers, with a special emphasis on remote holiday destinations and Latin American countries. Also, in order to maximize roaming revenues, we have entered into arrangements with wireless operators in order to offer prepaid roaming to our subscribers. The prepaid roaming agreements allow our Cartela prepaid subscribers to use their own handsets and prepaid cards wherever the prepaid roaming service is available. As of April 30, 2005, we were offering our prepaid customers the ability to roam in 44 networks covering 26 countries. We are the first mobile operator in Romania to offer GPRS roaming services to our subscribers. As of April 30, 2005, we were offering our postpaid subscribers GPRS roaming services in 54 networks covering 34 countries.

        In April 2005, we entered into our first 3G bilateral roaming partnerships. Our 3G subscribers are now able to benefit from 3G roaming services in 5 networks covering 5 countries.

Interconnection Agreements

        Following the liberalization of the Romanian telecom market in 2003, the main operators in Romania were designated by the ANRC as having significant market power in respect of calls terminating on their networks. As a result, these operators, including MobiFon, were required to interconnect for call termination. We and our main competitor, Orange, have the obligation to maintain transparency and non-discrimination in the interconnection market, including making publicly available the tariffs for all interconnection related services, offering equal interconnection conditions and related necessary information to all customers, maintaining separate accounts for interconnection related operations, and applying cost oriented tariffs for interconnection services. The maximum interconnection rate was established by the ANRC at $0.10 per minute beginning January 1, 2004 for traffic between mobile operators and €0.0214 ($0.029) per minute for peak time and €0.0197 ($0.027) per minute for off peak time for traffic to the fixed line operator, Romtelecom. We expect ANRC to revise the maximum interconnection rates for calls terminating on MobiFon and Orange's networks in the second quarter of 2005. The new rates will be calculated using a version of the long-run average incremental cost model, which determines incremental costs on a forward looking basis.

        Given the obligation to interconnect and the new regulated environment, we have renewed the interconnection agreement with our traditional mobile partners Orange, Cosmorom and Zapp with a bilateral (or symmetrical) interconnection termination rate at the level of the maximum rate imposed to MobiFon by the ANRC. Given the same obligation to interconnect, we have directly or indirectly interconnected with all the major new fixed line operators on the market including Astral Telecom, Romanian Data System, SNR, Atlas Telecom with the termination rate applicable to us at the maximum level set by ANRC and the fixed line operators termination rate negotiated around the level of Romtelecom termination rate.

        In 1997, we signed an interconnection agreement with Romtelecom, which was amended several times. In the current form, the agreement regulates only the national traffic generated by both parties. The international traffic exchanged between the parties is subject to another agreement signed in 2003. Under the national interconnection agreement, the interconnection rates are the maximum rates set by the ANRC, being $0.10 per minute for calls terminating on our network and Euro 0.0214 per minute for peak time and Euro 0.0197 per minute for off peak time, for calls terminating on Romtelecom's network. Other terms of the current national interconnection agreement include a standard settlement procedure, terms of payment and penalties. The agreement is for a one year period, automatically renewed if the parties do not terminate it with a three month notice. Although the interconnection agreement is currently in force, we and Romtelecom have been trying, since 2003, to negotiate a new interconnection agreement. Negotiations for the new contract are on hold pending the resolution of a dispute we initiated regarding the charges imposed for the leased lines used for interconnection between the two networks. We addressed the dispute for arbitration to the ANRC who issued a preliminary decision in our favor, which was appealed by Romtelecom back to the ANRC.

        International interconnection contracts have been concluded with major international carriers which include Telecom Italia, Belgacom, Telekom Austria, BT Ignite and Romtelecom.

Co-shareholders

        Our partners in MobiFon are Vodafone Europe B.V., holding a 20.1% equity interest and Dargate Limited, holding a 0.90% equity interest in MobiFon.

Arrangements with co-shareholders

        We have an agreement with Vodafone that provides that major business, financial and technical decisions concerning MobiFon require consensus between Vodafone and us, with both parties to use their best efforts to achieve such consensus. As a result, we may need to take into account the views of or compromise with Vodafone in reaching decisions on fundamental business and strategic matters with respect to MobiFon. We also have the right to appoint the chief executive officer of MobiFon, who is responsible for the overall management of the affairs of MobiFon, and Vodafone has the right to appoint the chief technology officer. We believe that we have the ability to control the day-to-day affairs of MobiFon in the normal course of business.

        In addition, all of MobiFon's shareholders have entered into a contract of association, part of MobiFon's constitutive documents. MobiFon's contract of association provides for certain basic agreements among all shareholders, including co-sale rights on MobiFon shares, preemptive rights and an agreement not to compete with MobiFon in Romania or solicit its employees.

        In particular, the contract of association prohibits transfers of shares of MobiFon other than in accordance with its terms. Transfers to wholly owned affiliates are permitted. Transfers to a telecommunication operator, a telecommunications equipment manufacturer or to a transferee who is not of equivalent financial strength as the transferor requires our consent and that of Vodafone. In most other circumstances, if a MobiFon shareholder accepts a bona fide written offer from a third party to sell its shares, that shareholder must provide the non-transferring shareholders with the right to purchase all of the MobiFon shares being transferred to the third party on those terms contained in the bona fide offer.

        Under the contract of association, the term "transfer" is also defined to include the sale of an equity interest in an entity that directly or indirectly owns shares in MobiFon where over 25% of the fair market value of the assets held by such entity directly or indirectly consists of MobiFon shares. Any such indirect transfer will trigger a right of first refusal on a proportionate percentage of shares in MobiFon. The shares in MobiFon which are held by MobiFon Holdings constitute more than 25% of the fair market value of MobiFon Holdings' total assets. As a result, under MobiFon's contract of association, sales of equity shares of MobiFon Holdings would trigger the right of the non-transferring shareholders of MobiFon to purchase a proportionate percentage of MobiFon Holdings' shares in MobiFon, at comparable value. These rights may also apply upon a sale of equity shares of MobiFon Holdings's parent company, ClearWave. ClearWave has obtained a conditional waiver of the right of first refusal by Vodafone over certain transactions affecting its equity shares, such as future primary issues of its shares made for bona fide, ordinary course financing purposes or to satisfy certain contractual rights existing at the time, and subsequent re-sales of these shares.

        In consideration for the waiver, we agreed with Vodafone, among other things, that for so long as Vodafone continues to hold at least 10% of the outstanding equity of MobiFon, in the event of a change of voting control of ClearWave, we will ensure that Vodafone's right of first refusal over MobiFon shares will be exercisable for a number of MobiFon shares equal to the greater of: (i) the number of MobiFon shares determined by the contract of association to be covered; and (ii) the lesser of (a) the number of such shares required to increase Vodafone's equity interest in MobiFon to 50.1%, and (b) 30% of MobiFon's issued equity.

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

Senior Credit Facility and Working Capital Facility of MobiFon

        On August 27, 2002, MobiFon entered into a senior credit facility consisting of loan commitments on substantially identical terms from the European Bank for Reconstruction and Development, or the EBRD (together with a syndicate of commercial banks), Nordic Investment Bank and Export Development Canada for an aggregate amount of $300.0 million for the purpose of refinancing (prepaying) in full the outstanding balance of the senior and subordinated loan facilities provided to MobiFon in 1999 by EBRD, Nordic Investment Bank, Export Development Canada and a syndicate of commercial banks having ABN AMRO Bank N.V. as agent, and applicable interest, fees and costs, as well as financing purchases of equipment associated with the expansion of MobiFon's GSM network in Romania and the acquisition of a UMTS license by MobiFon. The facility was fully drawn as at December 31, 2003 and the loans outstanding are repayable in quarterly installments starting in January 2004 and maturing in October 2008. We repaid $30.0 million of the facility in 2004, in accordance with the loan agreement. The interest rate on the loans was LIBOR plus 3.0% during 2004 and moved to LIBOR plus 2.5% as of January 1, 2005 based on meeting certain financial ratios, in accordance with the loan agreement. As permitted by the loan agreement, the LIBOR portion of the interest rates on $89.4 million has been fixed at rates ranging from 3.64% to 3.20%.

        The terms of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. MobiFon entered into interest rate swap arrangements in notional principal amounts of $90.0 million and $27.0 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2004 was 6.77%.

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

        MobiFon also has $20.0 million of uncommitted operating capital, $16.9 million of which is currently available for drawing. MobiFon's $10.0 million overdraft facility, which also permits up to $10.0 million in issuance of letters of guarantee to third parties, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. A second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

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

Property

        MobiFon leases approximately 9,000 square meters of office space for its head office in Bucharest for approximately $3.2 million annually, including operating expenses. MobiFon also currently leases various properties for the operation of its network and other purposes related to its business for approximately $36.8 million per year including operating expenses.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Incorporated by reference in this Form 20-F is our "Operating and Financial Review and Prospects" filed with the United States Securities and Exchange Commission as Exhibit 99.1 to our Form 6-K dated May 19, 2005 and incorporated by reference hereto as Exhibit 14.1.

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

        The general shareholders meeting may suspend and dismiss the members of the board of management. Even after having been extended, a suspension shall not last for more than three months. If after that time no decision has been reached on the lifting of the suspension or the removal from office, the suspension shall cease to exist. The remuneration and other conditions of employment of each member of the board of management are determined by the general shareholders meeting.

        Our sole shareholder, ClearWave, is the only member of our board of management. Under Dutch law, a company's board of management can consist of a corporate entity. Since ClearWave is our sole managing director, its board of management assumes responsibility for our management.

Management of ClearWave

Board of Management

        On June 28, 2004, shareholders of ClearWave approved the nomination of Telesystem International Wireless Corporation N.V., or TIWC, as the sole member of the board of management of ClearWave. Since TIWC is the sole managing director of ClearWave, TIWC's board of management assumes responsibility for ClearWave's and MobiFon Holdings' management and TIWC's supervisory board assumes responsibility for supervising their general affairs and businesses.

        At the next annual meeting of shareholders of ClearWave to be held on May 27, 2005, shareholders of ClearWave will be asked to resolve upon the resignation of TIWC as managing director and the appointment of Erik de Rijk, Michiel Heere, Marinus Minderhoud, Taco van der Mast, Walter Hoogstraate, Paul Stephenson and Jan de Geus as statutory directors under the condition precedent that the contemplated transaction pertaining to the sale of ClearWave to Vodafone International Holdings B.V. is completed.

        The following tables list the current members of TIWC's supervisory board and management board and the executive officers of MobiFon:

Supervisory Board of TIWC

Name	Municipality of Residence
Mario Bertrand	Monte Carlo, Monaco
André Gauthier	St-Lambert, Quebec, Canada
James J. Jackson	Prague, Czech Republic
Alexander Tolstoy	Prague, Czech Republic
Margriet Zwarts	Montreal, Quebec, Canada

Board of Management of TIWC

Name	Municipality of Residence
Kees van Ravenhorst	Heemstede, the Netherlands
Yves Normand	Amsterdam, the Netherlands

Executive Officers of MobiFon

Name	Municipality of Residence	Position
Alexander Tolstoy..	Prague, Czech Republic	Chairman of the Board and Chief Executive Officer
James J. Jackson	Prague, Czech Republic	Senior Vice President and Chief Financial Officer
Edward Lattimore...	Bucharest, Romania	President and Chief Operating Officer
Vishant Vora	Bucharest, Romania	Chief Technology Officer

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

        André Gauthier is Executive Vice-President and Chief Financial Officer of TIW. Prior to June 2001, Mr. Gauthier was Vice-President, Finance, and Treasurer of TIW. Prior to May 1999, Mr. Gauthier was Vice-President and Controller of TIW, and, prior to May 1997, had been Controller of Telesystem International Wireless Services since 1994. From 1988 to 1994, Mr. Gauthier held successive positions, including Director, Finance and Administration, at Cosmair Canada Inc., a cosmetics manufacturer. Prior to 1988, Mr. Gauthier was a Senior Manager at Ernst & Young in Montreal. Mr. Gauthier holds a Bachelor's degree in Business Administration from the école des Hautes études Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

        James J. Jackson was appointed as Senior Vice-President, Corporate Affairs of TIW in July 2004 and continues as MobiFon's Senior Vice-President and Chief Financial Officer, a position that he was appointed to in 1997. Between 1999 and July 2004 he was also Chief Financial Officer of ClearWave. From 1995 to 1997 Mr. Jackson was Vice Chairman, Finance, for Quadrant Amroq Bottling Co. Ltd., a venture capital firm holding the franchise for Pepsi-Cola in Romania. Prior to that, he worked for fifteen years at Alcan Aluminium Ltd., including as President of one of its venture capital groups. Mr. Jackson is a member of the Institute of Chartered Accountants of Canada and is a registered Certified Public Accountant in the United States. Mr. Jackson left ClearWave and its subsidiaries in February of 2001 and returned in July 2001.

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

        Alexander Tolstoy was appointed as TIW's President and Chief Operating Officer in July 2004 and was the first President and continues to be the Chief Executive Officer of MobiFon. He is also Chief Executive Officer of Oskar Mobil a.s., TIW's operating subsidiary in the Czech Republic and was, between 1999 and July 2004, President and Chief Executive Officer of ClearWave. Mr. Tolstoy also managed the establishment of TIW's GSM companies in India and China from 1995 until November 1996. From 1987 to 1994, Mr. Tolstoy was Vice President, Western Canadian Region for Bell Mobility Cellular. From 1970 to 1987, he held various management positions at Bell Canada and Bell Canada International. Mr. Tolstoy served on the board of directors for Nortel Mobility and is a non-executive director of Karneval Media, a cable television operator in the Czech Republic. Mr. Tolstoy is married to Karla Stephens, the Vice-Chairman of the board of directors of Oskar Mobil and Oskar Mobil's Chief Operating Officer.

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

COMPENSATION OF DIRECTORS AND OFFICERS

        The directors of TIWC receive no compensation for serving on their respective boards of directors.

Compensation of Executive Officers of MobiFon

        The executive officers of MobiFon, other than Mr. Vora who is a nominee of our co-shareholder in MobiFon and is not remunerated by us or by companies that control us, were paid an aggregate of $4,447,739, including $2,673,529 in long term incentive payments as indicated below during the financial year ended December 31, 2004, for services rendered in all capacities to the Company and MobiFon, including base salaries, bonus awards and long-term incentive plan payments. In addition, such individuals were not granted any options on common shares of Telesystem International Wireless Inc., or TIW, a shareholder of ClearWave, under its Employees Stock Option Plan (the "TIW Option Plan") during the financial year but were granted an aggregate of 971,306 restricted share units of TIW under its Restricted Share Unit Plan (the "TIW Restricted Share Unit Plan"), not including the units granted at the beginning of 2004 on a deferred basis from 2003 but including the units granted at the beginning of 2005 on a deferred basis from 2004, of which 665,000 are performance related and will only vest if share appreciation targets of TIW are met. For a description of the TIW Option Plan and the TIW Restricted Share Unit Plan, please refer to TIW's Management Proxy Circular for the 2005 shareholders' annual meeting filed with the United States Securities and Exchange Commission. In aggregate, for the financial year ended December 31, 2004, these executive officers exercised 246,302 stock options and redeemed 45,012 RSUs for common shares of TIW, and realized an aggregate value upon exercise or redemption of $2,673,529. Value realized upon exercise or redemption is the difference between the market value of the underlying common shares of TIW on the exercise date and the exercise price in the case of options, and the market value of the underlying common shares of TIW on the redemption date in the case of RSU.

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

        All of our share capital is owned directly by ClearWave.

EMPLOYEES

        As of March 31, 2005, MobiFon had a total of 1,991 employees, of whom 763 were employed in customer service, 380 were in our engineering department, 213 were employed in information systems, 421 were in our sales and marketing department and 214 were employed in general administration. None of MobiFon's employees are subject to collective bargaining agreements. MobiFon believes that it enjoys good relations with its employees.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        All of our share capital is owned directly by ClearWave. The following table sets forth certain information regarding ownership of ClearWave's voting securities outstanding as of May 1, 2005, namely its class A subordinate voting shares and class B multiple voting shares.

					Percentage of
	Number of	Percentage of		Percentage of	Voting Rights
	Class A	Voting Rights	Number of	Voting Rights	Attached to All
	Subordinate	Attached to All	Class B	Attached to All	Subordinate
	Voting	Subordinate Voting	Multiple Voting	Multiple	and Multiple
Name of Shareholder	Shares	Shares	Shares	Voting Shares	Voting Shares
Telesystem International
Wireless Corporation
N.V	177,351	0.39%	38,230,950	100.0%	80.72%
Telesystem (Antilles)
Corporation N.V	45,681,938	99.6%	—	—	19.27%
Canadian Depositary for
Securities Limited	9,209	0.01%	—	—	0.01%
Total	45,868,498	100.0%	38,230,950	100.0%	100.0%

Related Party Transactions

Since January 1, 2004, neither we nor our subsidiaries entered into any transaction with an insider or associate of ours, with any proposed nominee as a director or any associate or affiliate of any such insider or proposed nominee, that has or would materially affect us or any of our subsidiaries, except for transactions entered into under the following agreements:

1. Technical Services Agreements between us, MobiFon and members of the TIW group of companies pursuant to which such members of the TIW group of companies provide services to MobiFon in areas such as engineering, information technology, marketing, human resources, finance and administration. For the financial year ended December 31, 2004, an aggregate amount of $7.6 million was incurred by us and our subsidiary under these agreements. In 2004, the Company also advanced $5.5 million to ClearWave to cover expenses incurred at the corporate level, in accordance with the terms of the indenture governing the Company's 12.50% senior notes due July 31, 2010.

2. On March 17, 2004, we reacquired from a minority shareholder, the 5.9% of MobiFon sold in 2003 in exchange for the issuance by TIW of 13.0 million of its common shares. As a result of this transaction, our equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. Interest amounting to $10.7 million was accreted to this loan during 2004 and $2.1 million was repaid.

3. On September 15, 2004, we acquired 15.46% of the outstanding shares of MobiFon from certain minority shareholders for a combination of cash and TIW's common shares. Under the terms of the agreement, the Company acquired 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million of its common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash paid by TIW. As a result of this transaction, our equity interest in MobiFon increased from 63.5% to 79.0%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. Interest amounting to $8.6 million was accreted to this loan during 2004. One of the significant shareholders of TIW had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon.

4. On March 28, 2002, we incurred a $675 million loan payable to ClearWave in exchange for its then 63.5% equity interest in MobiFon. With the net proceeds from a $225 million offering of 12.50% Senior Notes due July 31, 2010, or the Notes, we repaid approximately $181.9 million of the loan payable to ClearWave. Concurrent with the issuance of the Notes, the loan payable to ClearWave was amended so that it now bears interest at 14%, which will be capitalized so long as the Notes are outstanding; it now matures in 2030 and is contractually subordinated to the Notes. The Company is permitted to prepay the amended subordinated loan payable to ClearWave at its option, but subject to the limitations of the indenture governing the Notes. During 2004, $61.8 million in interest was accreted on this loan and a total of $30.6 million was repaid. The Company files a consolidated tax return with ClearWave and charges ClearWave for the tax advantage that they get from the use of the Company's interest expense. That charge is offset against the loan principal and interest payable. The amount of the loan will also be decreased to the extent any taxes are levied against the Company as a result of filing a consolidated tax return with ClearWave. During the three and twelve months ended December 31, 2004 the Company charged ClearWave $27.8 million for this tax benefit.

ITEM 8 - FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our audited comparative annual Consolidated Financial Statements including the Notes thereto, as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the auditors' report thereon signed by Ernst & Young LLP are presented at Item 18 of this report.

LEGAL PROCEEDINGS

        We are involved in litigation, along with our subsidiaries and operating companies, from time to time in the ordinary course of our businesses. In management's opinion, the litigation in which we or our subsidiaries or operating companies are currently involved is not material to our financial condition, results of operations or cash flow.

SIGNIFICANT CHANGES

        There has been no significant change since the date of our annual financial statements, other than as disclosed in Note 16 - Subsequent Events, of our annual Consolidated Financial Statements for the year ended December 31, 2004 and in our Operating and Financial Review and Prospects for the year ended December 31, 2004.

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

  In the event of a change of voting control of ClearWave, TIW will ensure that Vodafone's right of first refusal over MobiFon shares will be exercisable for a number of MobiFon shares equal to the greater of:

— the number of MobiFon shares determined by the contract of association to be covered; and

— the lesser of (a) the number of such shares required to increase Vodafone's equity interest in MobiFon to 50.1%, and (b) 30% of MobiFon's issued equity.

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

MATERIAL CONTRACTS

        The following is a list of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiaries are a party, for the two years preceding publication of this document:

1. Indenture dated June 27, 2003, between MobiFon Holdings B.V. and the Bank of Nova Scotia Trust Company of New York providing for the issuance of 12.50% Senior Notes due July 31, 2010.

2. Equity Agreement dated June 27, 2003 between Telesystem International Wireless Inc., Telesystem International Wireless Corporation N.V., ClearWave N.V. and Goldman, Sachs & Co. and Lazard Frères & Co. LLC.

3. Purchase Agreement dated June 25, 2003 between MobiFon Holdings B.V., Goldman, Sachs & Co. and Lazard Frères & Co. LLC providing for the issuance and sale by MobiFon Holdings B.V. of $225 million in 12.50% Senior Notes due July 31, 2010.

4. English translation of the License for the use of radio-electric frequencies by providers of public electronic communications networks and services awarded to MobiFon S.A. on June 30, 2003.

5. English translation of the License for the use of the numbering resources awarded to MobiFon S.A. on March 18, 2005.

6. License for the use of radioelectric frequencies to provide 3G mobile public communications networks and services awarded to MobiFon S.A. on March 31, 2005.

7. Subordinated Loan Agreement dated June 27, 2003 between ClearWave N.V. and MobiFon Holdings B.V.

8. Share Transfer Agreement, dated February 10, 2004, between MobiFon Holdings B.V., EEIF Melville B.V. and Telesystem International Wireless Inc.

9. Promissory Note, dated March 17, 2004, between MobiFon Holdings B.V. and Telesystem International Wireless Inc. in the amount of $138.7 million.

10. Share Transfer Agreement dated July 22, 2004 between, inter alia, MobiFon Holdings B.V., Deraso Holdings B.V., Devaynes Holdings Limited, Upson Enterprises Limited, Emporiki Venture Capital Emerging Markets Limited and shareholders of Deraso Holdings B.V., relating to the acquisition by us of 15.46% equity interest in MobiFon S.A. in exchange for 28,358,499 common shares of TIW and $36.6 million in cash.

11. Promissory Note, dated September 17, 2004, between MobiFon Holdings B.V. and Telesystem International Wireless Inc. in the amount of $290.6 million.

EXCHANGE CONTROLS

        There are currently no limitations, either under the laws of The Netherlands or in our articles of association, on the rights of non-residents of The Netherlands to hold or vote our securities other than those that apply to holders that are resident in the Netherlands. Cash distributions, if any, payable in Euros on our securities may be officially transferred from The Netherlands and converted into any other currency without Dutch legal restrictions, except that, for statistical purposes, any payments in excess of €50,000 must be reported by us to the Dutch Central Bank. Cash distributions, if any, on our securities will be paid in U.S. dollars converted at the rate of exchange at the close of business on the date fixed for that purpose by the board of management in accordance with our articles of association.

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

        For purposes of the U.S. foreign tax credit limitations, OID received on the notes will be foreign source income. Subject to complex limitations, a U.S. holder generally will be entitled to a foreign tax credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Netherlands taxes withheld by us. You should consult your tax advisor as to the consequences of Netherlands withholding taxes and the availability of a foreign tax credit or deduction.

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

Tax on Income and Capital Gains

        A holder of a note will not be subject to Dutch taxation on income or capital gains in respect of any benefit derived or deemed to be derived from that note, including any payment under the notes and any gain realized in the disposal of the notes, provided that such holder of a note:

(i) is neither a tax resident nor deemed to be a tax resident of the Netherlands, nor, if such holder is an individual, has elected to be taxed as a resident of the Netherlands; and

(ii) does not have an enterprise, or an interest in an enterprise, which is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which or to whom such (deemed) income or capital gains are attributable or are deemed attributable; and

(iii) is not entitled to a share in the profits of and does not have an interest in an enterprise effectively managed in the Netherlands other than by way of the holding of securities or through an employment contract, to which enterprise the (deemed) income or capital gains are attributable; and

(iv) in the case such holder is an individual, such income or capital gains do not qualify as benefits from miscellaneous activities ("resultaat uit overige werkzaamheden") in the Netherlands, which, for example, would be the case if an individual performs activities in the Netherlands with respect to the notes that exceed normal asset management ("normaal, actief vermogensbeheer"); and

(v) in the case such holder is an individual, does not have, and certain persons related or deemed related to that holder do not have, directly or indirectly, a substantial interest, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the Company, or in any entity that has, or that is part of a cooperation

("samenwerkingsverband") that has, legally or in fact, directly or indirectly, the disposition of any part of the proceeds of the notes; and

(vi) in the case such holder is not an individual, does not have, directly or indirectly, a substantial interest or a deemed substantial interest, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the company (unless the holder of the notes and the company qualify for the application of the June 3, 2003 EU directive regarding interest and royalty payments between associated enterprises as implemented in Article 17A-2 of the Dutch Corporate Income Tax Act 1969), or, in the event that the holder does have such interest, it forms part of the assets of an enterprise.

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

Gift, Estate, or Inheritance Tax

        No gift, estate or inheritance tax will arise in the Netherlands on a transfer of a note by way of gift by, or on the death of a holder of a note who is neither a resident nor a deemed resident of the Netherlands for purposes of gift and inheritance taxes, provided that:

(i) such transfer is not construed as an inheritance, a bequest or a gift by or on behalf of a person who, at the time of the gift or his death, is or was a resident, or a deemed resident of the Netherlands;

(ii) such holder of a note does not have an enterprise, or an interest in an enterprise, which is carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise the note is or was attributable;

(iii) such holder of a note is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of the holding of securities or through an employment contract, to which enterprise the note is or was attributable; and

(iv) such holder of a note does not die while being a resident or deemed resident of the Netherlands within 180 days after the date of a gift of a note.

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

        Under this directive the member states of the European Union are required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These laws, regulations and administrative provisions will apply effective July 1, 2005.

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

        The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, advances to parent company, amounts payable to minority interests, accounts payable, accrued liabilities, including accrued interest payable and accrued dealers' commissions, and income and value added taxes payable approximate their fair values due to the short-term maturities of these instruments. The fair values of the loans from the parent company are not determinable because it cannot be determined when they will be reimbursed. Cash equivalents and restricted short-term investments consist of term deposits and highly liquid debt instruments purchased with maturity of six months or less. The fair values of the subordinated loans from the parent company are not determinable because it cannot be determined when they will be reimbursed. The fair value of the Company's 12.5% senior notes, as at December 31, 2004, was approximately $262.8 million and the fair value of the portion of the MobiFon's secured senior credit facility for which the interest rate has been fixed approximates $90.4 million. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

        As at December 31, 2004, most of our outstanding financial obligations, other than those referred to above, in monetary terms, were of a variable-rate nature. However, MobiFon uses interest swap agreements to hedge some interest rate exposure associated with variable-rate on-balance sheet financial instruments. We have not entered into any such arrangements for the purposes of trading or speculation. We report our financial statements in dollars and virtually all of our revenues and a substantial portion of our operating expenses are in Lei and Euros. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. Significant devaluation of the Leu to the dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in Romania. We do not anticipate any near-term changes in the nature of our market risk exposures or in management's objectives and strategies with respect to managing such exposures.

        Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our future re-assessments of MobiFon's functional currency and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future. For the year ended December 31, 2004, our subsidiary in Romania recorded net foreign exchange losses of $0.8 million.

        The following table provides information about our market risk exposure associated with fluctuations in interest rates and foreign currency exchange rates. The information in the table pertains to corporate and all fully consolidated subsidiaries. The table presents principal cash flows and related interest rates by year of maturity for our bank facilities in effect as at December 31, 2004. The table excludes amounts related to facilities that had not been drawn upon as at December 31, 2004 and amounts related to parent company loans. For the interest rates swap agreements, the table presents notional amounts and the related reference interest rates by year of maturity. Fair values included herein, as at December 31, 2004, have been determined based on:

  quoted market prices for the 12.5% Senior Notes

  the carrying value for variable rate portions of bank credit facilities estimates obtained from dealers to settle interest rate swap agreements

Expected Maturities (in thousands of dollars)

								Total	Fair
							There-	of all	Value
	2005	2006	2007	2008	2009	2010	after	maturities	12/31/04

Interest Rate Exposure

Long-Term Debt:
Fixed rate principal
repayment	14,905	19,873	24,842	29,810	—	222,750	—	312,180	353,200
Average interest rate on
loans outstanding	11.02%	11.34%	11.80%	12.50%	12.50%	12.50%	—	—	—
Variable rate principal
repayment	30,095	40,127	50,158	60,190	—	—	—	180,570	180,570
Average interest rate on
loans outstanding	5.06%	5.06%	5.06%	5.06%	—	—	—	—	—

Swaps and Options:

Variable to Fixed Interest Rate Swaps:
Notional principal
outstanding	97,500	71,500	39,000	—	—	—	—	—	(217)

Notional principal amount
maturing	19,500	26,000	32,500	39,000	—	—	—	117,000	(217)
Average pay rate	3.62%	3.62%	3.62%	3.62%	—	—	—	—	—
Average receive rate	2.06%	2.06%	2.06%	2.06%	—	—	—	—	—

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

        None.

ITEM 15 - CONTROLS AND PROCEDURES

        As of the end of the period covered by this Annual Report on Form 20-F, we conducted an evaluation (under the supervision and with the participation of our management, including our principal executive and principal financial officers, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive and principal financial officers concluded that as of the evaluation date, such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

        We do not have an audit committee nor an audit committee financial expert because neither our common shares nor our 12.50% senior notes due July 31, 2010 are listed on a securities exchange or otherwise quoted in the United States and, accordingly, we are not required by any applicable law, regulation or rule to have an audit committee financial expert.

ITEM 16B - CODE OF ETHICS

        Our principal executive and principal financial officers are subject to the code of ethics adopted by Telesystem International Wireless Inc. The full text of the code of ethics has been filed by Telesystem International Wireless Inc. on Form 6-K on May 3, 2004 and incorporated by reference as Exhibit 11.1 to this Form 20-F. As of the date hereof, there has not been any amendment or waiver of any provision of the code of ethics.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

        On a consolidated basis, aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees, including expenses, paid to Ernst & Young LLP and affiliate offices in the last two fiscal years amounted to the following:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
	$	$
Audit Fees	386,500	268,500
Audit-Related Fees	204,900	236,300
Tax Fees	99,300	79,500
Other Fees	8,200	36,900
Total	698,900	621,200

Audit fees

        Fees for audit services include fees associated with the annual audit, the reviews of the Company's quarterly reports and statutory audits required internationally.

Audit-related fees

        Fees for audit-related services principally include fees for audit and review work in connection with proposed or consummated financings or public registration documents, and consultations concerning financial accounting and reporting standards including those rendered in connection with the Sarbanes-Oxley 404 certification process.

Tax fees

        Fees for tax services include fees for tax compliance, tax planning and tax advice services (including expatriate services).

All other fees

        Fees for other services include fees for incidental advisory services rendered.

Pre-approval policy summary

        Our management board is responsible for elaborating and implementing our pre-approval policy for audit and non-audit services. However, our management board has delegated the implementation of such policy to the audit committee of TIW's board of directors. This pre-approval policy constitutes a set of comprehensive guidelines governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;

  identifying the services that the external auditors may and may not provide to us and our subsidiaries;

  pre-approving all services to be provided by our external auditors; establishing guidelines for engaging former employees of the external auditors.

In particular, the pre-approval policy for audit and non-audit services specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;

  for all (audit or non-audit) services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee of TIW by its chief accounting officer prior to engaging the auditors;

  specific permitted services however are pre-approved quarterly by the audit committee of TIW and consequently only require approval by the chief accounting officer prior to engaging the external auditors;

  at each regularly scheduled audit committee meeting of TIW, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

All audit and non-audit services set forth in the table above have been pre-approved by the audit committee of TIW.

ITEM 16D - EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

        Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

Financial Statements

        The audited comparative annual Consolidated Financial Statements of the Company, including the notes thereto, as of December 31, 2004 and 2003 and for the three year period ended December 31, 2004, together with the auditors' report thereon, filed with the United States Securities and Exchange Commission as Exhibit 99.2 to our Form 6-K dated May 19, 2005 and incorporated by reference hereto as Exhibit 14.2 and forming an integral part of this Form 20-F.

Schedules to Financial Statements

See attached schedules to this Form 20-F:

  Schedule I - Condensed Financial Information of the Company

ITEM 19 - EXHIBITS

EXHIBITS

        The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description
1.1	Articles of Association of MobiFon Holdings B.V. (Incorporated by reference as Exhibit 3.1 to Form F-4 of MobiFon Holdings B.V., filed on September 17, 2003).

2.1	Indenture dated June 27, 2003, between MobiFon Holdings B.V. and the Bank of Nova Scotia Trust Company of New York providing for the issuance of 12.50% Senior Notes due July 31, 2010 (Incorporated by reference to Form 6-K of ClearWave N.V., filed on August 4, 2003).

2.2	Equity Agreement dated June 27, 2003 between Telesystem International Wireless Inc., Telesystem International Wireless Corporation N.V., ClearWave N.V. and Goldman, Sachs & Co. and Lazard Frères & Co. LLC. (Incorporated by reference as Exhibit 2.2 to Form 20-F of MobiFon Holdings B.V. filed on May 19, 2004)

4.1	Contract of Association of MobiFon S.A. and accompanying Statutes. (Incorporated by reference as Exhibit 10.1 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.2	Romania GSM Cooperation Agreement between Telesystem International Wireless Corporation N.V. and AirTouch Europe B.V. dated November 29, 1996, as supplemented and amended. (Incorporated by reference as Exhibit 10.2 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.3	Waiver Letter Agreement, dated December 12, 2000, between Vodafone Europe B.V. and ClearWave N.V. (Incorporated by reference as Exhibit 10.3 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.4	Amended and Restated Exit Agreement, dated May 3, 2001, among Telesystem International Wireless Corporation N.V., ClearWave N.V., ROMGSM Holdings Limited and the other investors name therein. (Incorporated by reference as Exhibit 10.4 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.5	Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and Development dated August 27, 2002. (Incorporated by reference as Exhibit 10.6 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.6	Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002. (Incorporated by reference as Exhibit 10.7 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.7	Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August 27, 2002. (Incorporated by reference as Exhibit 10.8 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.8	Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European Bank for Reconstruction and Development dated August 27, 2002. (Incorporated by reference as Exhibit 10.9 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.9	Technical Services Agreements dated November 29, 1996 between MobiFon S.A., AirTouch and Telesystem International Wireless Inc. (Incorporated by reference as Exhibit 10.10 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.10	Service Agreement dated April 1, 2002 between ClearWave N.V. (Mauritius) Ltd. and MobiFon Holdings B.V. (Incorporated by reference as Exhibit 10.11 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.11	Management Service Agreement dated April 1, 2002 between ClearWave N.V. (Mauritius) Ltd. and MobiFon Holdings B.V. (Incorporated by reference as Exhibit 10.12 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.12	English translation of the License for the use of radio-electric frequencies by providers of public electronic communications networks and services awarded to MobiFon S.A. on June 30, 2003 (Incorporated by reference as Exhibit 10.13 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.13	English translation of the License for the use of the numbering resources awarded to MobiFon S.A. on March 18, 2005(Incorporated by reference as Exhibit 4.8 to Form 20-F of Telesystem International Wireless Inc. filed on April 1, 2005).

4.14	English translation of the Standard Authorization of electronic communications networks and services providers awarded to MobiFon S.A. on December 24, 2002 (Incorporated by reference as Exhibit 10.15 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.15	English translation of the License for the use of radioelectric frequencies to provide 3G mobile public communications networks and services awarded to MobiFon S.A. on March 31, 2005.

4.16	Subordinated Loan Agreement dated June 27, 2003 between ClearWave N.V. and MobiFon Holdings B.V. (Incorporated by reference as Exhibit 10.16 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.17	Share Transfer Agreement, dated February 10, 2004, between MobiFon Holdings B.V., EEIF Melville B.V. and Telesystem International Wireless Inc. (Incorporated by reference as Exhibit 4.6 to Form F-10 of Telesystem International Wireless Inc. filed on March 5, 2004).

4.18	Promissory Note, dated March 17, 2004, between MobiFon Holdings B.V. and Telesystem International Wireless Inc. in the amount of $138.7 million. (Incorporated by reference as Exhibit 4.17 to Form 20-F of MobiFon Holdings B.V. filed on May 19, 2004)

4.19	Share Transfer Agreement dated July 22, 2004 between, inter alia, MobiFon Holdings B.V., Deraso Holdings B.V., Devaynes Holdings Limited, Upson Enterprises Limited, Emporiki Venture Capital Emerging Markets Limited and shareholders of Deraso Holdings B.V., relating to the acquisition by us of 15.46% equity interest in MobiFon S.A. in exchange for 28,358,499 common shares of TIW and $36.6 million in cash (Incorporated by reference as Exhibit 4.22 to Form 20-F of Telesystem International Wireless Inc. filed on April 1, 2005).

4.20	Promissory Note, dated September 17, 2004 between MobiFon Holdings B.V. and Telesystem International Wireless Inc. in the amount of $290.6 million.

8	Subsidiaries of MobiFon Holdings B.V.

11.1	Code of Business Conduct of Telesystem International Wireless Inc. (Incorporated by reference as Exhibit 99.1 to Form 6-K of Telesystem International Wireless Inc. filed on May 4, 2004).

12.1	Certification of the chief executive officer pursuant to Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2	Certification of the chief financial officer pursuant to Rule 15d-14(a) (17CFR 240.15d-14(a)).

13.1	Certification pursuant to 18 U.S.C. 1350.

14.1	Operating and Financial Review and Prospects of MobiFon Holdings B.V. at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 (Incorporated by reference as Exhibit 99.1 to Form 6-K of MobiFon Holdings B.V. filed on May 19, 2005).

14.2	Audited Comparative Annual Consolidated Financial Statements of MobiFon Holdings B.V., including the Notes thereto, as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the auditors' reports thereon (Incorporated by reference as Exhibit 99.2 to Form 6-K of MobiFon Holdings B.V. filed on May 19, 2005).

SCHEDULE I	CONDENSED FINANCIAL
INFORMATION OF REGISTRANT

MOBIFON HOLDINGS B.V.

December 31, 2004 and 2003

AUDITORS' REPORT

To the Board of Management of
MobiFon Holdings B.V.

We have audited the consolidated financial statements of MobiFon Holdings B.V., as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and have issued our report thereon dated February 22, 2005 (except for Note 16 as to which the date is March 15, 2005). Our audits also included Schedule I of item 19 of the Company's Form 20-F to be filed with the Securities and Exchange Commission for the year ended December 31, 2004. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, this schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants
Montréal, Canada
February 22, 2005, (except for Note 5
as to which the date is March 15, 2005)

MOBIFON HOLDINGS B.V.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

As at December 31,	2004	2003
	$	$

ASSETS

Cash and cash equivalents	19,757	16,867
Short-term investments - restricted	27,844	28,125
Receivables from related parties [Note 3]	10,734	5,200
Current assets	58,335	50,192
Deferred financing costs	8,418	9,349
Investment in subsidiary at equity [Note 2]	792,077	205,886
Total assets	858,830	265,427

LIABILITIES AND SHAREHOLDER'S DEFICIENCY

Accounts payable and accrued liabilities	14,195	14,453
Current liabilities	14,195	14,453
Long-term debt	223,389	220,057
Loans from parent company [Notes 1 and 3]	899,311	449,105
Total liabilities	1,136,895	683,615

Shareholder's deficiency [Note 1]
Share capital	16	16
Retained earnings	77,679	64,807
Difference between counterpart given and carrying value of capital
transactions with parent company [Notes 1 and 2]	(355,783)	(481,929)
Accumulated other comprehensive income (loss):
Accumulated changes in fair value of interest rate swaps	23	(1,082)
Total shareholder's deficiency	(278,065)	(418,188)
	858,830	265,427

Subsequent events [Note 5]

See accompanying notes

MOBIFON HOLDINGS B.V.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

Years ended December 31,	2004	2003	2002
	$	$	$

Operating income (loss)	(417)	(68)	78
Interest expense -Third party	(28,800)	(15,059)
Interest on loan from parent company [Note 3]	(81,276)	(53,801)	(35,194)
Interest revenue	727	280	31
Income tax benefit sold to parent company [Note 3]	27,792	16,987
Foreign exchange gain (loss)	471	604	(59)
Gain on disposal of investment		19,821
Share of earnings of subsidiary	94,375	58,277	47,618
Net income	12,872	27,041	12,474

Share of change in fair value of interest rate swaps
of subsidiary	1,105	644	45
Comprehensive income	13,977	27,685	12,519

See accompanying notes

MOBIFON HOLDINGS B.V.
Schedule 1 - Condensed Financial Information of Registrant

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

Years ended December 31,	2004	2003	2002
	$	$	$

OPERATING ACTIVITIES
Net Income	12,872	27,041	12,474
Reconciling items:
Gain on on disposal of investment		(19,821)
Accreted interest on loan from parent company	81,276	53,801	35,194
Income tax benefit sold to parent company	(27,792)	(16,987)
Share of earnings of subsidiary	(94,375)	(58,277)	(47,618)
Changes in working capital	(8,074)	9,419	12
Cash provided by (used in) operating activities	(36,093)	(4,824)	62

INVESTING ACTIVITIES
Company's share of distributions from subsidiary	84,494	54,032	42,177
Acquisition of subsidiary shares from minority interests	(10,926)
Proceeds from the sale of subsidiary shares to minority
interests		41,500
Cash provided by investing activities	73,568	95,532	42,177

FINANCING ACTIVITIES
Repayment of loan from parent company	(32,616)	(255,818)	(42,084)
Proceeds from issuance of long-term debt		219,794
Deferred financing costs		(9,847)
Repayment of long-term debt	(2,250)
Releases from (additions to) short-term investments -
restricted	281	(28,125)
Cash provided by (used in) financing activities	(34,585)	(73,996)	(42,084)
Increase in cash and cash equivalents for the year	2,890	16,712	155
Cash and cash equivalents, beginning of year	16,867	155
Cash and cash equivalents, end of year	19,757	16,867	155

See accompanying notes

MOBIFON HOLDINGS B.V.
SCHEDULE II

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

The Company was incorporated on March 15, 2002 under the laws of The Netherlands. On that date, the Company issued 18,000 shares of its common stock to ClearWave N.V., its parent company, for a consideration of €18,000. Pursuant to a Share Sale-Purchase Agreement dated March 28, 2002 with ClearWave N.V., the Company issued $675 million demand loans payable in exchange for ClearWave N.V.'s then 63.5% equity interest in MobiFon. This related party transaction has been recorded at the carrying value of ClearWave N.V. This combination of entities under common control is accounted for in a manner similar to a pooling-of-interest. Accordingly, this condensed financial information reflects the results of operations and changes in cash flows as if the Company had always carried on the business in Romania. All contributions made from inception to MobiFon's capital-stock including costs and expenses incurred in connection with the Company's initial investment in MobiFon and acquisitions/dispositions of MobiFon's equity interest from/to third parties up to March 28, 2002, were accounted for as invested capital within shareholder's equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of shareholder's equity. The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed in the Company as a stand-alone entity because the Company's access to capital and cost of capital as a stand-alone entity would have been different than that of TIW and TIWC for periods prior to September 1999, the date of incorporation of ClearWave N.V., and to that of ClearWave N.V., for subsequent periods. In connection with the initial subscription of MobiFon, TIWC has made advances to certain minority shareholders which have since been repaid and which are not reflected in these financial statements. The commitment of TIW and ClearWave N.V., relating to put options granted to certain minority interests in MobiFon has not been transferred to the Company.

2. INVESTMENT IN SUBSIDIARY

Changes in investment in subsidiary are summarized as follows:

	2004	2003
	$	$
Balance, beginning of the year	205,886	222,093
Purchase of additional interest in subsidiary	442,394
Goodwill pushdown and other fair value adjustments
from parent company	131,968
Company's share of distribution from subsidiary	(84,494)	(54,032)
Sale of partial interest in subsidiary		(21,679)
Share of earnings of subsidiary	94,375	58,277
Other foreign exchange adjustments	843	583
Other comprehensive income	1,105	644
Balance, end of the year	792,077	205,886

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction.

MOBIFON HOLDINGS B.V.
SCHEDULE II

NOTES TO CONDENSED FINANCIAL INFORMATION
(in thousands of U.S. dollars)

In March 2004, the Company reacquired, from a minority shareholder, the 5.9% of MobiFon sold in 2003 in exchange for the issuance by TIW of 13 million of its common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends to be paid in 2004 by MobiFon up to an aggregate maximum of $5.2 million, all of which was paid as of December 31, 2004. As a result of this transaction, the Company's equity interest in MobiFon increased from 57.7% to 63.5%. The aggregate purchase price for the MobiFon interest acquired was $143.9 million including fees paid by TIW, $1.5 million of which was paid to an affiliate of the employer of one of TIW's Board members. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment.

On September 15, 2004, the Company acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and TIW's common shares. Under the terms of the agreement, the Company acquired 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash paid by TIW. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 of which $5.7 million was paid in October 2004 and the remaining unpaid amount is included with accrued liabilities as of December 31, 2004. As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. The aggregate purchase price amounted to $298.5 million. One of the significant shareholders of TIW had an ultimate equity interest of 28.2% in one of the selling shareholders from whom the Company acquired 14.4% of MobiFon.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 14.2% of the Company's parent company, ClearWave, during 2003 and 2004, the Company must record in its consolidated financial statements the amounts of any goodwill and other net fair value adjustments, relating to the Company as were recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.1 million was an increase to invested capital thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.8 million. The fair value adjustments recorded in these condensed financial statements consist of a $131.9 million increase to investment in subsidiary and a $5.8 million increase to long-term debt.

3. RELATED PARTY TRANSACTIONS

Prior to the issuance of the Company's 12.5% Notes, the subordinated loan from the parent company bore interest at 7% annually and was repayable on demand but no later than March 27, 2007. In 2004, interest expense of $61.8 million [2003 - $53.8 million; $35.2 million in 2002 commencing on the loan creation date of March 28, 2002] was expensed and accreted on this loan. The Company charged its parent company $27.8 million [2003 - $17.0 million] for the tax benefits obtained through filing a consolidated tax return. In 2004, the Company repaid $30.6 million of this loan. In 2004, interest expense of $19.5 million was also accreted on the 10% interest bearing advances from the parent company described in Note 2 and $2.1 million of these advances were repaid.

In 2004, the Company also advanced $5.5 million to ClearWave [2003 - $5.2 million] to cover expenses incurred at the corporate level, in accordance with the terms of the indenture governing the Company's Senior Notes; this advance is non-interest bearing and has no fixed repayment terms.

MOBIFON HOLDINGS B.V.
SCHEDULE II

NOTES TO CONDENSED FINANCIAL INFORMATION
(in thousands of U.S. dollars)

4. CASH DIVIDENDS

In April 2003, the Company's subsidiary declared and paid a dividend of Lei 1,974 trillion [$59.1 million] of which $25.6 million was paid to minority shareholders and in July 2003, the subsidiary's shareholders approved distributions of Lei 1,188 trillion [$35.7 million]; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

In March 2004, the Company's subsidiary approved dividends amounting to Lei 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under this subsidiary's senior loan agreements. In April, July and October 2004, an aggregate of $124.3 million of such dividends were distributed, $39.8 million of which was paid to minority shareholders.

5. SUBSEQUENT EVENTS

Sale of ClearWave to Vodafone

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave.

Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations.

Upon closing of this sale, the terms of the 12.5% Senior Notes and the Syndicated Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

SIGNATURE

        MobiFon Holdings B.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBIFON HOLDINGS B.V.

	By:	(signed) Kees Van Ravenhorst
	Name:	Kees Van Ravenhorst
	Title:	Managing Director of Telesystem International
Wireless Corporation N.V.
as Management Board of ClearWave N.V., itself
Management Board of MobiFon Holdings B.V.
(Principal Executive Officer)

	By:	(signed) Yves Normand
	Name:	Yves Normand
	Title:	Managing Director of Telesystem International
Wireless Corporation N.V.
as Management Board of ClearWave N.V., itself
Management Board of MobiFon Holdings B.V.
(Principal Financial Officer)

Dated: May 19, 2005