Form 20-F
period 2005-03-31
MOBIFON HOLDINGS BV
filed 2005-11-29
CIK 1261606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:

OR

☒           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2005 to March 31, 2005

OR

☐            SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 333-108879

MOBIFON HOLDINGS B.V.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

THE NETHERLANDS

(Jurisdiction of incorporation or organization)

Rivium Quadrant 173-177, 15th floor, 2909 LC Capelle aan den IJssel, the Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

12.50% Senior Notes due July 31, 2010

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

TABLE OF CONTENTS
EXPLANATORY NOTES
EXCHANGE RATE INFORMATION

EXPLANATORY NOTES

References herein to the “Company”, “we”, “us” or “our” are references to MobiFon Holdings B.V., a Netherlands corporation, and, where the context requires, its subsidiaries and operating companies. References to MobiFon are references to MobiFon S.A., a Romanian corporation and subsidiary of the Company. Unless otherwise indicated, all dollar amounts in this document are expressed in U.S. dollars. The word “dollar” and the symbols “$”, “USD” or “U.S. $” refer to the U.S. dollar, references to “Euro” or “€” refer to the lawful single currency of the European Monetary Union and references to “Leu” and the plural “Lei” refer to the lawful currency of Romania. Unless otherwise indicated, references to CEE are references to the region of Central and Eastern Europe including the following countries: Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, the Slovak Republic and Slovenia. Unless otherwise indicated, references to EU are references to the group of countries that were members of the European Union on March 31, 2005.

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

On June 1, 2005, the company changed its fiscal year end from December 31 to March 31. The Company’s next fiscal year will end on March 31, 2006. As a result, we are required by rule 15d-10 under the Securities and Exchange Act of 1934 to file this transition report related to the period from January 1 to March 31, 2005. References to the “transition period” in this report refer to the period from January 1, 2005 to March 31, 2005.

Unless otherwise indicated, all operating data presented herein is as of March 31, 2005 or for the three month period then ended.

EXCHANGE RATE INFORMATION

The following table sets forth the exchange rates for one U.S. dollar in effect at the end of the years noted and the average of the exchange rates on the last day of each month during such years. The exchange rates expressed in Euros are based on the noon buying rate as reported by the Federal Reserve Bank of New York; and the exchange rates expressed in Leu are based on the daily fixing rate as reported by the National Bank of Romania. As of November 28, 2005, such exchange rates were €0.8472 = $1.00; Lei 3.1227 = $1.00.

	March 31, 2005		2004		2003		2002		2001		2000
	End	Average	End	Average	End	Average	End	Average	End	Average	End	Average
Euro	0.7720	0.7968	0.7387	0.8014	0.7938	0.8838	0.9537	1.0578	1.1235	1.1171	1.0652	1.0832
Leu(1)	2.8429	3.1603	2.9067	3.2555	3.2595	3.3200	3.3500	3.3055	3.1597	2.9061	2.5926	2.1693

Monthly Exchange Rates:

	October 2005		September 2005		August 2005		July 2005		June 2005		May 2005
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
Euro	0.8379	0.8229	0.8324	0.7957	0.8213	0.8018	0.8400	0.8209	0.8300	0.8110	0.8084	0.7708
Leu(1)	3.0259	2.9516	2.9585	2.7954	2.9256	2.7414	3.0223	2.9162	3.0012	2.9328	2.9278	2.7946

(1)    On July 1, 2005, the local currency of MobiFon, the Leu, was revalued at the rate of 10,000 “old Lei” (ROL) for one new Leu (RON). This change has had no effect on the functional currency of MobiFon which continues to be the U.S. dollar. The exchange rates for all periods shown in the above tables have been adjusted to show the effect of this revaluation.

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the mobile telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “should”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed herein. Consequently, all of the forward-looking statements made in this document and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain consolidated financial information derived from our Consolidated Financial Statements for the three months ended March 31, 2005, and the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000. The information set forth below should be read in conjunction with our Operating and Financial Review and Prospects and our Consolidated Financial Statements, and the notes thereto. Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

On March 28, 2002, we incurred a $675.0 million loan payable to our parent company, ClearWave N.V., or ClearWave, in exchange for its then 63.5% equity interest in our subsidiary, MobiFon S.A. This combination of entities under common control is accounted for in a manner similar to a pooling-of-interests. Accordingly, our Consolidated Financial Statements reflect the results of operations and changes in cash flows as if MobiFon had always been our subsidiary for the periods presented. All contributions made from inception to MobiFon’s capital stock including costs and expenses incurred in connection with our initial investment in MobiFon and acquisitions and dispositions of MobiFon’s equity interest from or to third parties up to March 28, 2002 were accounted for as invested capital within shareholder’s equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of shareholder’s equity.

	Three Months Ended March 31,	Year Ended December 31,
	2005(1)	2004	2003	2002	2001	2000
	(in thousands)	(in thousands)
STATEMENT OF INCOME AND OTHER DATA:
Revenues:
Services	$197,812	$686,283	$529,520	$425,567	$359,868	$299,470
Equipment	11,542	37,212	28,531	21,215	12,475	8,097
Total Revenues	209,354	723,495	558,051	446,782	372,343	307,567
Operating expenses:
Cost of services, excluding related depreciation and amortization	(45,050)	(146,755)	(104,714)	(81,462)	(69,835)	(62,367)
Cost of equipment	(17,185)	(69,060)	(53,301)	(39,160)	(27,236)	(18,347)
Selling, general and administrative expenses	(45,280)	(163,163)	(118,906)	(94,613)	(88,831)	(96,735)
Depreciation and amortization	(29,962)	(118,904)	(110,458)	(86,920)	(77,799)	(65,966)
Operating income	71,877	225,613	170,672	144,627	108,642	64,152
Interest expense—third party	(11,709)	(48,964)	(38,772)	(25,912)	(35,238)	(35,373)
Interest expense—related party	(27,008)	(81,276)	(53,801)	(35,194)	—	—
Interest and other income	911	2,391	1,452	1,464	1,869	1,231
Foreign exchange gain (loss)	(316)	(312)	2,747	(2,008)	(3,843)	(6,519)
Loss related to extinguishment of debt	—	—	—	(10,100)	—	—
Gain on disposal of investment	—	—	19,821	—	—	—
Income before income taxes and minority interests	33,755	97,452	102,119	72,877	71,430	23,491
Income taxes	(3,062)	(35,355)	(32,923)	(32,272)	—	—
Minority interests	(12,040)	(49,225)	(42,155)	(28,131)	(27,355)	(10,945)
Net income	$18,653	$12,872	$27,041	$12,474	$44,075	$12,546

(1)           Unaudited Service Revenues, Equipment Revenues, Gross Profit excluding related depreciation and amortization, Income taxes, and net loss for the period from January 1 to March 31, 2004 were (in thousands) $147,606; $8,880; $109,819; $7,265; and $664, respectively.

	Three Months Ended March 31,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
	(in thousands)	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$111,834	$112,842	$109,989	$39,539	$40,814	$22,716
Cash and cash equivalents— restricted	27,844	27,844	28,125	—	—	—
Property plant and equipment and licenses and customers	570,323	531,028	503,940	508,218	496,000	446,389
Total assets	1,384,351	1,336,806	776,280	670,483	649,014	553,107
Total shareholder’s equity (deficiency)	(258,375)	(278,065)	(418,188)	(445,873)	216,607	141,900

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

We may not have the ability to raise the funds necessary to finance the redemption of our 12.50% Senior Notes, or the Notes, following a change of control of us, as required by the indenture governing our 12.50% Senior Notes

Upon a change of control (as defined in the indenture governing our 12.50% Senior Notes) of us, holders of our Senior Notes may require us to purchase all or part of their Notes then outstanding at 101% of their principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, there can be no assurance that the new controlling entity could or would assume the obligation to make a change of control offer or that we would have sufficient funds to pay the purchase price of the outstanding Notes, and we expect that we would require third-party financing to do so. There can be no assurance that we would be able to obtain this financing on favorable terms, if at all. Our future indebtedness may also contain restrictions on repayment requirements with respect to certain events or transactions, such as a change of control.

We have substantial consolidated indebtedness and we will require a significant amount of cash to service our indebtedness.

As of September 30, 2005, our total consolidated indebtedness was $1.6 billion, of which $1.3 billion was debt of the Company, consisting of $207 million of 12.50% Senior Notes due July 31, 2010 and $1.1 billion of subordinated debt to Vodafone International Holdings B.V., or VIHBV. MobiFon had €200 million of bank financings, $21 million due to the Romanian Government for the purchase of a Universal Mobile Telecommunication System, or UMTS, license and $3.6 million in issued letters of credit. As an economic hedge of its Euro borrowing exposure, MobiFon also entered into a €200 million to U.S. dollar forward contract.

The level and the terms of our indebtedness could have important consequences, including that:

•       the debt service requirements may become so high that we have difficulty making debt service payments on our outstanding indebtedness or satisfying our obligations with respect to such indebtedness;

•       our ability to pay dividends will be reduced, assuming we are otherwise permitted to pay dividends under our debt instruments;

•       our ability to obtain additional debt financing may be limited;

•       our ability to pay interest on our debt and finance our activities may be limited by cash sweep provisions requiring us to repay the principal outstanding on our indebtedness from cash raised from financing activities, asset sales and certain distributions from our affiliates; and

•       our flexibility in reacting to changes in our business and market conditions may be reduced.

Any failure to pay such indebtedness or other liabilities when due could have a material adverse effect on us.

In the past, our assets have secured certain of our debt financing and it is possible that any debt financing we obtain in the foreseeable future may be secured. The pledge of assets to secure debt financing may make it substantially more difficult to obtain additional financing from other sources.

We may not be able to obtain the additional financing necessary to fund the operation of our business, which could require that we delay or modify our business plans.

The business of our operations is capital-intensive. MobiFon expects to have significant future capital requirements, particularly in relation to the maintenance and expansion of its mobile operations, the acquisition of licenses, the introduction of new technologies such as UMTS and the servicing of its debt. MobiFon intends to finance such future capital requirements from cash flow from operating activities, borrowing under existing credit facilities, and intercompany loans. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in Romania, financial market conditions, our and MobiFon’s financial and operating performance and prospects and market perceptions thereof. There can be no assurance that MobiFon will be able to obtain the financing required to meet debt service requirements, make planned capital expenditures, provide working capital or meet other cash needs. Failure to obtain required financing could have a material adverse effect on us and, among other things, could require that certain planned projects be delayed or abandoned.

Despite current indebtedness levels, we may be allowed under our debt instruments to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. Under the terms of our current debt instruments, we are not prohibited from incurring additional indebtedness. As of September 30, 2005, MobiFon was entitled to draw additional borrowings of $16 million under its working capital facilities and an additional €61.2 million ($73.7 million) as a result of the revolving credit facility between VIHBV and the Company. We are also allowed, under our debt instruments, to incur substantial amount of subordinated debt from persons of which we are a subsidiary for the purpose of acquiring additional shares of MobiFon owned by minority shareholders. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The terms of our indebtedness require us to meet various covenants and limit our ability to engage in various transactions, which may adversely affect us.

MobiFon is required to maintain a financial ratio and satisfy financial condition tests pursuant to the terms of its indebtedness. These restrictions could limit MobiFon’s ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. In addition, our indebtedness and that of MobiFon contain a number of provisions that limit our ability to:

•       incur additional indebtedness;

•       pay dividends or distributions on or repurchase our capital stock;

•       repay intercompany debt;

•       issue preferred stock of subsidiaries;

•       make certain investments;

•       create liens to secure debt;

•       enter into transactions with affiliates;

•       merge or consolidate with another company; and

•       transfer and sell assets.

We and MobiFon may not be able to comply with these covenants in the future, and we and MobiFon may not be able to obtain waivers if we or MobiFon breach a covenant in the future. A breach under any of the covenants in our debt instruments may result in a default or a cross-default under other debt instruments, which may cause our debts to become immediately due at a time when we are unable to pay them.

In addition, MobiFon has uncommitted working capital facilities that the lenders may terminate at any time, and the lenders may refuse any request to draw on these facilities. If these facilities are terminated by the lenders or repayment of outstanding balances is demanded, we may need to obtain additional short-term financing to meet our cash flow needs and/or requirements of guarantees issued in our favor by third parties. Insufficient working capital could result in our being unable to finance the day-to-day operations of our business, which could reduce our revenues and adversely affect the quality of our services.

Our holding company structure may make it difficult to access cash flow from MobiFon.

The Company is a holding company with no material sources of income or assets of its own other than the equity interests that it owns in MobiFon. The Company conducts substantially all of its operations through MobiFon. The Company’s cash flow depends upon the ability of MobiFon to pay dividends or otherwise make distributions to it. MobiFon is a separate and distinct legal entity and will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to the Company. Any right the Company may have to receive assets of MobiFon upon its liquidation or reorganization will be structurally subordinated to the prior claims of MobiFon’s creditors, including, without limitation, tax authorities, trade creditors and lenders.

Furthermore, the terms of MobiFon’s senior credit facility restrict MobiFon from paying dividends and otherwise transferring assets to us if an event of default under the senior credit facility has occurred and is continuing or would result from making such payment.

In addition, we may be unable to access the cash flow of MobiFon because Romania may impose legal limitations on the declaration of dividends and tax the payment and repatriation of such dividends or otherwise restrict the repatriation of funds.

Our quarterly revenues and operating results are volatile.

Our quarterly revenues and operating results are volatile and difficult to predict. It is possible that our future quarterly operating results will be below the expectations of market analysts or investors. Our quarterly operating results have varied in the past and are likely to vary significantly from quarter to quarter in the future. As a result, we believe that period-to-period comparisons of our results of operations may not be a good indication of our future performance. Our quarterly results may fluctuate as a result of a variety of factors, including:

•       the size of our customer base;

•       changes in pricing by us or our competitors;

•       increased competition;

•       the nature and effectiveness of investments made by us;

•       growth or cancellations of service contracts;

•       developments relating to our existing licenses and frequency allocations or the issuance of new licenses or frequency allocations; and

•       general economic conditions.

Our revenues are unpredictable and our revenue sources are short-term in nature.

Future revenues from our prepaid and postpaid customers, our two primary sources of revenue, are unpredictable. We do not require our prepaid customers to enter into service contracts and cannot be certain that they will continue to use our services in the future. Although we require most of our postpaid customers to enter into service contracts, many of our service contracts can be cancelled by the customer with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could have an adverse effect on our results of operations or financial condition.

Because of our articles of association and our organization under Dutch law, you may have to comply with procedures different from those in the U.S. to pursue legal remedies against our board of management.

Both our articles of association and our corporate affairs are governed by Dutch corporate law. The rights of our shareholders and the responsibilities of the board of management that directs our affairs are different from those established under the statutes and judicial precedents of the United States and other jurisdictions. You may have to comply with procedures different from those in the U.S. to protect your interests against actions by our board of management and its respective members than you would if we were incorporated in a U.S. state.

Because judgments of U.S. courts are not directly enforceable in the Netherlands, you may find it more difficult to enforce your rights than if we were incorporated in a U.S. state.

Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. The individual members of the Company’s board of management reside outside the United States. Because most of our assets and our directors are outside the United States, any judgment obtained in the United States against the Company or such persons may not be collectible within the United States.

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

Bankruptcy as well as suspension of payments is dealt with in the Dutch Bankruptcy Code. Under the Dutch Bankruptcy Code, as soon as a company enters into bankruptcy, all unencumbered assets and liabilities are placed under a general attachment causing all attachments of individual creditors to cease and a liquidator is appointed to manage the affairs of the debtor. The main, but not the only, focus of the liquidator, is the interest of the creditors. Suspension of payments creates a stay of the rights for the unsecured creditors only. All unsecured creditors’ rights in a company in bankruptcy or suspension rank pari passu with all claims of other unsecured and unpreferred creditors, unless the law provides otherwise. Furthermore, under the laws of the Netherlands, a power of attorney would no longer be valid or enforceable as a matter of law upon the grantor of the power of attorney being declared bankrupt or being granted suspension of payment. Insofar as certain provisions of the debt instruments expressly or implicitly provide for or institute powers of attorney, including but not limited to, the appointment of agents for the purpose of service of process, such powers of attorney or appointments would no longer be enforceable.

There are fundamental differences between the U.S. Bankruptcy Code and the Dutch Bankruptcy Code. For example, the U.S. Bankruptcy Code and the Dutch Bankruptcy Code differ as to which parties in interest are affected by the applicable bankruptcy law and the treatment of certain claims and equity interests. Some of the most important characteristics of Dutch bankruptcy proceedings are the following:

•       One or more creditors, or the debtor itself, may initiate bankruptcy proceedings in the District Court in which district the debtor has its registered seat. The District Court will declare the debtor bankrupt if the debtor has ceased paying its debts when due.

•       The District Court will appoint one or more liquidators, usually a lawyer specialized in insolvency law, and a supervisory judge. The legal task of the liquidator is to manage the affairs of the debtor and liquidate the debtor. The supervisory judge advises the liquidator and has to approve of certain actions of the liquidator.

•       The liquidator will liquidate all assets of the debtor and pay out the proceeds to the creditors of the debtor in accordance with their ranking as established by the District Court.

•       The Dutch Bankruptcy Code provides for specific provisions with respect to reciprocal agreements, lease and employment agreements.

•       Secured creditors may act as if there were no bankruptcy at all. They can take recourse against the secured assets. The proceeds of the sale of the secured assets will not become part of the bankruptcy estate.

•       Out of the proceeds that form part of the bankruptcy estate the creditors of the bankruptcy estate will first be paid in full. The remaining will be paid to the preferential creditors. If any proceeds remain after the full payment of the preferential creditors, the remaining proceeds will be paid out to the unsecured unpreferred creditors.

Some of the most important characteristics of a Dutch suspension of payments procedure are the following:

•       The District Court in which the debtor has its registered seat will grant the debtor at its request a provisional suspension of payments if the debtor foresees that it will no longer be able to pay its debts when due. At the same time the District Court appoints an administrator and a supervisory judge. The administrator co-manages the debtor together with the management of the debtor. The supervisory judge advises the administrator at his request.

•       The District Court sets a date at which the creditors that are affected by the suspension of payments, including the unsecured unpreferred creditors, may decide whether or not the provisional suspension of payments is converted into a definitive suspension of payments. A qualified majority of the ordinary creditors may uphold such conversion. The definitive suspension of payments may be granted for a maximum of 18 months but can also be extended afterwards unless a qualified majority votes against such extension.

•       The suspension of payments procedure may end because of the lapse of the time for which it was granted, unless extended, because the debtor is able to pay its debts as of the date of suspension of payments and/or the secured or preferential debt originating from prior to the date of the commencement of the suspension of payments, or because the debtor offers a plan of composition to its ordinary creditors, which plan of composition is approved by a qualified majority of the ordinary creditors and is ratified by the District Court.

We are liable for corporate income tax of the VIHBV Consolidated Group and of the ClearWave Consolidated Group.

For Dutch corporate income tax purposes, the Company and its parent company ClearWave are, as of June 2, 2005, part of a fiscal unity which is headed by their Dutch parent company, VIHBV. Under Dutch tax law, the corporate income tax due on the profits of the entire fiscal unity is levied on the parent company. However, each member company of the fiscal unity is jointly and severally liable for the corporate income taxes arising in relation to the profits of the entire fiscal unity during the period such member company is or was part of the fiscal unity. Under Dutch law, debts in relation to taxes rank prior to most other debt. Until June 2, 2005, the Company was part of a fiscal unity with its parent company ClearWave N.V. The same rules with respect to corporate income tax liability apply to this former fiscal unity.

Insolvency laws in Romania could have a negative effect on MobiFon’s ability to service and repay its debts.

MobiFon is a company incorporated in Romania, and any insolvency proceedings with respect to MobiFon will proceed under and be governed by Romanian insolvency law.

Romania has an insolvency law that was adopted in 1995 and substantially amended several times since. Experience with the law among the judiciary and financial and legal communities is still fairly limited, and for that reason the speed and efficiency of the procedure and its outcome can be unpredictable. In particular, the law places major responsibilities upon the “syndic judge,” who combines many of the attributes of both the bankruptcy judge and the trustee under U.S. bankruptcy law. The syndic judges operate with little support and resources, and while some have developed significant expertise and competence, others are less experienced, contributing to the unpredictability of the process.

Although Romanian insolvency law provides for the possibility of reorganization under court supervision, in practice very few successful reorganizations have been effected, and there is a systemic bias in favor of liquidation.

Romania is an “Emerging Market” with macroeconomic conditions that could negatively impact our financial results or our ability to obtain required financing.

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

Romania’s 2004 estimated gross domestic product per capita of $9,075 on a purchasing power parity basis was among the lowest in Europe, and Romania has experienced substantial, and in some periods extremely high, rates of inflation and resulting high interest rates for many years. The growth of our business depends in part on the growth of Romania’s economy and the disposable income of businesses and individuals in Romania. Low or negative economic growth rates, inflation and rapid fluctuations in interest rates have had and may continue to have negative effects on the economy and the securities market which in turn may have adverse effects on our financial results, including the ability to obtain financing, the ability of customers to pay for services or the ability to support the growth of MobiFon.

Meeting the requirements of the European Union for Romania’s planned accession in January 2007 may require strict economic and financial reforms, potentially leading to economic dislocation or political or social unrest. Failure to successfully join the European Union may negatively impact Romania.

Since negotiations for admittance to the EU began in 1999, Romania has undertaken significant reforms to its political, judicial and economic systems. Romania completed EU accession negotiations at the end of 2004 and signed the accession treaty in April 2005. However, before it can join the EU in January 2007, Romania must undergo further major political and economic reforms as well as implement the acquis communautaire, the body of EU law. Any or all of these reforms may prove difficult, politically challenging or impossible to implement under the proposed timeline for EU accession. The EU has already indicated that Romania’s membership could be delayed if it does not expedite judicial and administrative reform and tackle corruption. Furthermore, the European Commission noted a number of economic shortcomings that need to be overcome before the planned entry date of January 2007. It emphasized that vigorous implementation of structural reforms is required for Romania to cope with competitive pressures within the EU. Several of the problems identified by the Commission concern the role of the government in the economy in the form of continued subsidization of loss-making enterprises and the conduct of macroeconomic policy as well as the creation of the institutions of a functioning market economy. The accession treaty contains a specific safeguard allowing the European Commission to recommend to the European Council, at any time before the treaty comes into force, that it postpone the date of accession by one year, until January 2008, if there is evidence that the country will be unprepared to meet membership requirements by January 1, 2007. Romania’s commitment to joining the EU is expected to provide the impetus for major reforms and improvements in the country’s political and economic infrastructure and systems, and admission to the EU is expected to bring Romania significant trade and economic advantages. In the event that Romania’s EU accession is delayed or the invitation is withdrawn, some or all of these benefits may not be realized.

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

Romania has experienced steady, and at times significant, currency devaluation relative to the dollar, and significant exchange rate fluctuations have occurred in the past and may again occur in the future, all of which could have a material adverse effect on us. In addition, our services to customers are priced in dollars, but customers pay for their invoices in Lei. Unfavorable changes in the exchange rate could substantially increase the effective price of our services in Lei, potentially reducing demand for our services.

Although pricing is established in U.S. dollars, most revenues MobiFon generates will generally be paid in Lei. By contrast, some of MobiFon’s and our significant liabilities, such as liabilities for the financing of telecommunications equipment, MobiFon’s obligations under its credit facilities and our liability to pay interest and principal on our senior debt are payable in dollars or in currencies other than Lei. As a result, any devaluation in the Leu relative to the currencies in which such liabilities are payable could have a material adverse effect on us and our ability to make payments on our senior debt. Also, we and MobiFon have financing arrangements which are governed by financial ratio covenants measured in dollars. A devaluation of the local currency against the dollar could result in a failure to meet certain of these financial ratios. In the event that such ratios are not met and the financial ratio covenants are not renegotiated or waived, there could be an acceleration of such debts, which would adversely affect our capital structure and could adversely affect our ability to make payments on our senior debt.

Prior to 2004, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as MobiFon’s measurement currency. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be MobiFon’s functional currency for the year 2005. The appropriateness of the U.S. dollar as the functional currency will be reassessed when new economic factors arise. MobiFon’s borrowings are in U.S. dollars and tariffs are set in U.S. dollars. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is expected to join the European Union in 2007 and it is foreseeable that the Euro will gain prominence in Romania in the future. Consequently, depending on the progression of Romania towards the Euro, MobiFon’s functional currency may change and exchange rate fluctuations may have a more significant impact on our results of operations in the future. As a result, we may experience economic loss with respect to our investments and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations.

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

We face strong competition which could have an impact on our results.

The mobile telecommunications industry is highly competitive. We face significant competition from both established and new competitors.

In Romania, fierce competition exists between us and our principal competitor, Orange Romania S.A., or Orange, a subsidiary of France Telecom. Together we hold approximately 96% of the mobile market, split almost equally between us. We intensely compete to maintain this market share. Competition in the Romanian mobile telecommunications market could also intensify. OTE, the Greek telecommunications company that controls Romtelecom, plans to relaunch Cosmorom, which currently has only a minimal presence in the market, under the management of Cosmote, OTE’s mobile operator in Greece, Cosmorom could develop a substantial competitive advantage and become a significant competitor in the Romanian mobile market.

The success of our operations will depend on our ability to retain customers.

Historically, the average monthly churn rates of MobiFon have been relatively low, but we can give no assurances that this will remain the case. The possible implementation by 2006 of mobile number portability, which gives the ability for customers to keep their mobile phone numbers when they switch mobile providers, may draw our customers elsewhere. If other mobile operators in our market improve their ability to retain customers and thereby lower their churn levels, it will become more difficult for us to grow our customer base, and the cost to us of acquiring new customers could rise. In addition, our performance may be affected by the size and usage trends of our customer base (such as the potential industry shift in Europe from voice to non-voice usage). These trends may in turn be affected by the competitiveness of our tariffs, the competitiveness of alternative services, developments in the mobile markets and general macroeconomic conditions of the markets where we operate, many of which are beyond our control. The loss of a larger number of customers than anticipated will result in a loss of a significant amount of expected revenues and an increase in our churn rates. An increase in our churn rates may raise our operating costs, as we may increase marketing efforts in acquiring new customers to maintain our customer growth.

Rapid technological changes or the adoption of incompatible standards could render our services obsolete or non-competitive.

The industry in which we operate is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The mobile telecommunications industry is experiencing significant technological change, as evidenced by the introduction in recent years of new standards for mobile communications, such as EDGE and UMTS, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and enhancements and changes in customer requirements and preferences.

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

Our network equipment and systems may be subject to disruption and failure, which could cause us to lose customers and violate our license.

Our business depends on providing customers with reliability, capacity and security. As mobile phones increase in technological capacity, they may become increasingly subject to technological disruptions. The services we provide may be subject to disruptions resulting from numerous factors, including:

•       human error;

•       physical or electronic security breaches;

•       power loss;

•       hardware and software defects;

•       capacity limitations;

•       fire, earthquake, flood and other natural disasters;

•       sabotage, acts of terrorism and vandalism; and

•       computer viruses or other unauthorized use of or alterations to our network and information technology infrastructure.

Problems with our switches, base station controllers, network backbone or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our network. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. Any interruption of services could harm our business reputation and reduce the confidence of our customers and consequently impair our ability to obtain and retain customers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business.

We rely upon other telecommunications providers to connect calls originating or terminating outside of our network. Our inability to maintain agreements with these providers may result in an interruption of our service and a possible loss of customers.

The success of our mobile system in some cases depends upon services provided by other telecommunications providers, some of which are our competitors. For example, MobiFon generally requires interconnection agreements with other telephone companies in order for its mobile system to connect with landline telephone systems or other mobile systems, and may require the use of other microwave or fiber optic networks to link its mobile systems. Although MobiFon has entered into required interconnection agreements or has interconnection arrangements in place, these agreements and arrangements typically have limited terms and must be periodically renegotiated or renewed. The revocation, loss or modification of any of these existing agreements or arrangements or the failure to obtain necessary agreements or arrangements in the future on terms favorable to MobiFon could have a material adverse effect on us and our ability to make payments on the Notes.

We are subject to governmental regulation and licensing requirements, which may increase our operating costs and may dictate where and how we operate.

MobiFon is subject to governmental regulation, which may change from time to time and which may address service requirements, terms of interconnection, customer rate-setting and other requirements. These restrictions or conditions may be difficult to comply with. Failure to comply with these restrictions or conditions may result in penalties or in the loss or revocation of MobiFon’s authorizations and licenses. Furthermore, changes in the regulatory framework may limit the ability to add customers to developing systems. We cannot assure you that MobiFon will be able to retain or renew its authorizations and licenses, or that the restrictions imposed on MobiFon will not impose unexpected commercial results on MobiFon’s financial condition.

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

We are subject to oversight and regulation by Romania’s Competition Council, which is authorized to regulate Romanian companies deemed to be a dominant force in, or a monopolist of, a market. Regulatory measures may include the imposition of tariffs or restrictions on acquisitions or on other activities, such as contractual obligations. Because Romanian law does not clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. We cannot exclude the possibility, however, that our current customer market share in our license area could trigger close scrutiny by the Competition Council of the pricing and other terms of our services. We could be subject to anti-monopoly regulation in the future, which could adversely affect our business.

We may incur increased costs as a result of enacted laws and regulations relating to corporate governance matters and public disclosure.

Changes in the laws and regulations affecting public companies, including rules adopted or proposed by the SEC and new accounting pronouncements may result in increased costs to us as we evaluate the implications of these laws, regulations and standards and respond to their requirements. To maintain high standards of corporate governance and public disclosure, we are investing substantial resources to comply with evolving standards, including the provisions of the Sarbanes-Oxley Act of 2002. This investment will result in increased general and administrative expenses within Fiscal year 2006 and Fiscal year 2007 and a diversion of management time and attention from strategic revenue generating and cost management activities. In addition, these new laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We are taking steps to comply with the enacted laws and regulations in accordance with the deadlines, by which compliance is required, but we cannot predict or estimate the amount or timing of additional costs that we may incur to respond to their requirement and cannot be certain that we will be able to fully comply with the provisions of Section 404 of the Sarbanes-Oxley Act regarding compliance with certain assessments and auditor attestations regarding internal control structure reporting.

Concerns about radio frequency emission may lead to increased regulation or discourage the use of mobile telephones, which could result in our having to change our business plan or reduce our customer revenues.

Concerns have been expressed in some countries that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels and may interfere with the operation of electronic equipment. While we are not aware that such health risks have been substantiated, there can be no assurance that the actual, or perceived risks associated with radiowave transmission will not impair out ability to retain customers and attract new customers, reduce mobile telecommunications usage or result in litigation. Each of these possibilities has the potential to cause adverse consequences for us and for the entire mobile telecommunications industry.

ITEM 4—INFORMATION ON THE COMPANY

OVERVIEW

We provide mobile voice and data telecommunication services in Romania through MobiFon. Our network provides customers with voice and high-speed packet data services, including mobile access to the internet and internet based time sensitive information such as e-mail, digital image transmission and two-way short messaging service, or SMS. As of September 30, 2005, MobiFon had 5,529,007 mobile customers, representing approximately a 45.4% market share. MobiFon operates in Romania under the highly recognized brand name Connex, which was changed to “Connex Vodafone” on October 28, 2005. MobiFon also operates the largest Internet service provider in Romania, with approximately 237,000 dial-up Internet access customers as of September 30, 2005.

We were incorporated under the name ClearWave Holdings B.V. on March 15, 2002 under the laws of the Netherlands to hold the shares of MobiFon, our Romanian subsidiary. On June 12, 2003, we amended our articles of association to, among other things, change our name to MobiFon Holdings B.V. On March 28, 2002, we acquired from our direct parent, ClearWave N.V., all of ClearWave N.V.’s majority equity interest in MobiFon. We are a holding company, and substantially all of our assets are shares of MobiFon representing approximately 79.9% of MobiFon’s issued and outstanding share capital. ClearWave N.V. holds 100% of our equity. Prior to May 31, 2005 ClearWave N.V. was our sole managing director and was responsible for our day-to-day management.

On May 31, 2005, VIHBV completed the acquisition of a 99.99% shareholding in ClearWave N.V. As of March 31, 2005, the end of the period covered by this report, the 99.99% shareholding in ClearWave was held by Telesystem International Wireless Inc. or TIW. VIHBV is one of the principal holding companies in the Vodafone Group, and is indirectly wholly owned by Vodafone Group Plc, or Vodafone, the ultimate parent company of the Vodafone Group. Vodafone Europe B.V; which is indirectly wholly owned by Vodafone, directly owns 20.1% of MobiFon. The Vodafone Group owns through VIHBV 99.99% of ClearWave N.V; ClearWave N.V. and Vodafone Europe B.V. combined own 100% of MobiFon.

Concurrent with the May 31 acquisition discussed above, ClearWave resigned from its position as managing director. By shareholder’s resolution of May 31, 2005, Marinus Minderhoud, Taco van der Mast, Henri Lantsheer, Walter Hoogstraate, Erik de Rijk, Michiel Heere, Jan de Geus and Paul Stephenson were appointed as our managing directors. On August 22, 2005, the board of management designated Erik de Rijk as our Chief Executive Officer and Michiel Heere as Chief Financial Officer.

As at March 31, 2005, our head office and principal place of business were located at World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, the Netherlands. Our telephone number was +31-203-050-980. By resolution of May 31, 2005, our board of management resolved to move our head office and principal place of business to Rivium Quadrant 173 – 177, 15th floor, 2909 LC Capelle aan den IJssel, the Netherlands with effect from June 1, 2005. Our new telephone number is +31-10-498-7711. Corporation Service Company, 17th Floor, 1177 Avenue of the Americas, New York, New York, 10036, acts as our agent for service of process in the United States with respect to our 12.50% Senior Notes due July 31, 2010.

Shareholders Chart

The following chart provides in simplified terms that ignore wholly-owned intermediate holding companies, the equity interests of shareholders in MobiFon and the voting and equity interests, respectively, of our parent companies in us.

OUR BUSINESS

Market Opportunities

Romania is located in Central and Eastern Europe, north of the Balkan Peninsula. Neighboring countries are Hungary, Ukraine, Moldova, Bulgaria and Serbia and Montenegro. Geographically, Romania is the second largest country in the Central and Eastern Europe region and covers an area of approximately 238,000 square kilometers, with a population of 21.7 million people. Bucharest, the capital city, has a population of over two million people. Approximately 53% of Romania’s total population lives in urban areas. Major industries in the country include manufacturing, agriculture, transportation, construction and tourism. The population density of Romania is approximately 91.2 people per square kilometer.

Romania had a communist government until 1989, and is now governed as a parliamentary republic, with a popularly-elected bicameral parliament and president. Since the collapse of the communist regime, the Romanian government has undertaken steps to privatize former state-run industries and to institute other economic reforms. The government has also liberalized prices, reduced government subsidies, returned agricultural land to former owners, and modernized the tax system. National elections were held in November 2004 and a new four-party coalition government was sworn in at the end of December. The new government has indicated its intention to pursue more business-friendly policies such as the introduction of the flat-rate 16% income and profit tax and the reform of the labor code.

In 1993, Romania signed an Association Agreement with the EU, with a goal of joining the EU by January 2007. The European Commission’s annual report on Romania’s progress towards accession, which was published in October 2004, recognized that Romania had a functioning market economy, which was a prerequisite for closing accession negotiations. Romania completed EU accession negotiations at the end of 2004 and signed the accession treaty in April 2005.

Trade with the EU has grown significantly since Romania signed the Association Agreement, and the EU is Romania’s largest trade partner. Trade with the EU in the first eight months of 2005 accounted for approximately 67.8% of Romania’s exports and approximately 62.4% of its imports in 2004. In the same period, Italy remained Romania’s largest market, taking 20% of exports, followed by Germany, with 14%. Italy was the largest supplier, providing 15.9% of total imports, followed by Germany with 14%.

Romania has taken a number of other steps to integrate its economy into world trade. In March 2003, Romania signed an accession protocol to the North Atlantic Treaty Organization. Ratification by the existing member states and Romania’s parliament was completed in February 2004. Also in 1993, Romania concluded a free trade agreement with the European Free Trade Association member countries. In January 1995, the country became a member of the World Trade Organization, and has undertaken tariff and customs reforms to meet its commitments in these agreements. Romania’s economic progress has also led to upgrades in its credit ratings from Standard & Poor’s, Moody’s and Fitch.

The following table shows selected information regarding Romania and its economy for the years indicated.

Indicator	2004	2003	2002	2001	2000
Population (in millions)	21.7	21.7	21.7	22.4	22.4
Nominal GDP (U.S.$ in billions)	$73.2	$57.3	$45.8	$40.2	$37.1
Increase (decrease) in real GDP	8.3%	5.2%	5.1%	5.7%	2.1%
GDP per capita (U.S.$)	$3,373	$2,635	$2,103	$1,793	$1,652
Average annual consumer price inflation	11.9%	15.3%	22.5%	34.5%	45.7%
Foreign direct investment (U.S.$ in billions)	$5.1	$1.8	$1.1	$1.2	$1.0

Credit ratings*	2004	2003	2002	2001	2000
Standard & Poor’s(1)	BB+	BB	B+	B	B-
Moody’s(2)	Ba3	Ba3	B1	B2	B3
Fitch	BBB-	BB	BB-	B	B

Sources:   Economist Intelligence Unit, Romanian National Institute of Statistics (INS) and Bloomberg.

*—Based on foreign currency long-term debt.

(1)          As of September 6, 2005, the Standard & Poor’s rating was changed to BBB-

(2)          As of March 2, 2005, the Moody’s credit rating was changed to Ba1

In recent years, the mobile communications market in Romania has experienced strong growth with the number of customers growing at a compounded annual growth rate, or CAGR of 119%, from 19,200 customers in 1996 to 10 million customers in 2004. This compares to the growth experienced in CEE, as a whole, with the mobile communications market growing at a CAGR of 68%, from 1 million customers in 1996 to approximately 71 million in 2004.

The table below outlines some approximate key metrics for mobile services in Romania, CEE and the EU as of March 31, 2005:

	Romania	CEE	EU
Customers (in millions)	11	75	411
Penetration	49%	66%	90%

We believe that several other factors make Romania attractive for mobile telecommunications services. Mobile services can serve as a substitute for traditional fixed line services. As of December 31, 2004, Romania had fixed line penetration of 20% versus mobile penetration of 47%. Mobile penetration grew to 56% by September 30, 2005 and the fixed line penetration is estimated to remain at 20%. An increasing number of Romanian consumers are able to afford mobile service. Romania continues to experience strong economic growth and to reduce its rate of inflation. As the country strives for EU accession, its government is focused on achieving economic conditions that should help maintain these trends.

Strategy

Our strategic objective is to maintain our leading position in mobile telecommunications services in Romania and to increase revenues, profitability and cash flow. We intend to achieve this objective through the following strategy:

•       Continuing to develop leading brand names, products and services through innovative marketing programs.   We believe establishing strong brand names is essential to our success in Romania. As such, we have developed easily-remembered and familiar-sounding brands for our services. We use advertising, event marketing and direct mail techniques to saturate our market with our brands and promote high levels of brand awareness. We intend our branding to convince customers that our offerings are the most effective, affordable and accessible mobile services for their everyday needs.

•       Adapt brand for inclusion of Vodafone.   We launched the dual brand Connex Vodafone on October 28, 2005. We intend to move to the Vodafone brand only once the Vodafone name has reached a satisfactory awareness level.

•       Offering simple and competitive pricing plans.   We offer simple pricing plans that are designed to compare favorably to the prices offered both by our competitors and by mobile operators in neighboring markets and to the prices offered by RomTelecom, the national fixed line telephone company. Our rates for making in-country long distance calls historically have been cheaper than RomTelecom’s fixed line rates at certain times of the day, which encourages customers to use mobile instead of fixed line phone service. With deregulation, we can now directly provide international telecommunication services. We also provide a fixed mobile product offering that competes with RomTelecom in the business segment. In time we intend to introduce Vodafone’s global products and services.

•       Tailoring our marketing, distribution and customer care strategies to suit the local market.   We offer a wide variety of pricing and payment alternatives for our services in order to appeal to a broad range of consumers with differing needs. In addition, we carefully tailor our marketing initiatives, brand identity and distribution strategies to the cultural and economic environment in Romania and to each target customer segment.

•       Deploying and operating a high-quality network in Romania.   We have deployed and continue to upgrade a high quality network to provide our customers with service that is equivalent to the service provided by competing operators. We actively monitor the performance of our network to determine areas of local network congestion where additional network capacity is required. We also continuously work with the local regulatory authorities to acquire additional channels and spectrum, when necessary, allowing us to increase network capacity to accommodate growth of customers and traffic.

•       Introducing advanced data-related services.   We plan to upgrade our network as necessary to ensure that we are able to provide advanced value-added data transmission and mobile Internet access. We believe that the current worldwide trend towards the convergence of technologies, such as personal computing and mobile telephony, will facilitate the widespread use of mobile devices to provide Internet access. We intend to capitalize on our platforms to offer such mobile services through technologies which include GPRS, WAP and UMTS.

Products and Services

MobiFon was the first GSM operator to launch services in Romania. MobiFon received its 900 MHz national license in November 1996 and launched commercial service in April 1997. In November 2004, MobiFon was advised by the Romanian government that it was successful in its application for the acquisition of a UMTS license following a bid process. MobiFon received its UMTS license on March 31, 2005. MobiFon operates in Romania under the highly recognized brand name Connex, which was changed to “Connex Vodafone” on October 28, 2005. MobiFon serves its customers on its network, which covers approximately 95% of the population in Romania. During the twelve months ended September 30, 2005, MobiFon added 1,159,262 net customers, an increase of 26% from September 30, 2004. MobiFon grew its number of customers at an average rate of 2.2% per month during the 12 months ended September 30, 2005, and had 5,529,007 customers at September 30, 2005, up from 4,369,745 at the end of September 2004. Our internal reports as well as publicly released information of our competitors indicate that this represents a 45.4% market share.

Basic and Value-added Voice Services

We provide basic voice services for mobile telecommunications over GSM and UMTS (since April 25, 2005) networks. As is common in the rest of Europe, we follow the “calling party pays” model in billing. We supplement these basic voice services with a range of value-added services, many of which are standard in each of our service packages. These additional services include voice mail, SMS, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification. In most cases, we were the first cellular mobile operator to introduce these value-added services in Romania.

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

Advanced Mobile Services

The ongoing development of mobile data transmission technologies has led developers of mobile devices, such as phone handsets and other hand-held devices, to create more sophisticated products with increasingly advanced capabilities. These include access to e-mail and other information services, including news, sports, financial information and services, shopping services and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, we continue to upgrade our existing digital networks to be able to offer the data transmission capabilities required by these new applications, including mobile application protocol commonly referred to as WAP, GPRS, MMS, and basic data and fax transmission.

We offer our customers the ability to send text messages to other mobile users using SMS. We also have developed a wide range of entertainment services based on SMS. We provide, among other things, the ability to chat, to play games and to download logos, ring tones and icons. MMS, which enables users to send and receive digital images, sounds and animations in addition to text, is being deployed throughout Europe. MobiFon launched MMS service in the fourth quarter of 2003 and now counts over 210,000 activated customers.

WAP-enabling technologies permit the deployment of data applications, including the ability to access e-mail and the Internet. WAP allows us to offer utility services as well as games and other entertainment services. GPRS permits the transfer of data and use of data services at much faster speeds than current GSM capabilities and represents a step in the evolution of GSM networks toward third-generation technologies. Possible service capabilities on GPRS include remote high-speed internet and local area network, or LAN, access, high quality audio clips and still-image capabilities.

We launched WAP services, based on circuit switch data, or CSD technology, on August 1, 2000. At the end of 2001, we implemented GPRS technology, allowing us to extend WAP-based services as well as provide internet access, data transfer and LAN access, predominantly for the business segment, which is the market segment where we have identified the highest level of customer interest and the greatest potential for vertical applications implementation. We offer a flexible selection of GPRS based packages in order to address our customers’ needs and to remain competitive in the market. In the consumer segment, GPRS-supported services include internet access and infotainment services, mainly MMS. MobiFon currently offers GPRS roaming services with 63 operators in 36 countries. The total number of customers for mobile data services (based on either CSD or GPRS technology) in Romania has exceeded 560,000.

With WAP, GPRS, MMS, SMS and UMTS we are able to offer our customers a variety of content services enabling them to gather information such as weather reports, traffic reports, daily horoscopes, lottery results and news headlines, as well as providing them with access to entertainment applications (ringtones, logos, picture messages, Java games, MMS to postcard), and allowing them to perform banking transactions from a handset. These services are typically offered in partnership with third party content providers on a revenue-sharing basis. We earn revenues on these services by charging for access to these services and for the content that they provide. In addition, customers can use the mobile connectivity we provide for a variety of applications, using devices such as notebook computers, personal digital assistants, or PDAs, and advanced mobile phones. Internet access is available via WAP, via special Internet browsers embedded in newer generation handsets, or through PDAs or laptops connected to mobile phones.

In May 2005 we successfully launched the “Connex Play” mobile portal offering infotainment services such as music downloads, information and games.

Internet and Data Access Services

We offer dial-up Internet access nationally and are currently the largest Internet service provider in the country, with approximately 237,000 dial-up customers as of September 30, 2005. For individual users, we also offer prepaid dial-up services, domain-name registration, and various services delivered and included within our “myX Portal” package. Our consumer internet and data offerings are closely integrated with our mobile telephony offerings. Through the myX Portal, mobile users can access up-to-date data on their Connex accounts, and download ringtones, games and other applications. Mobile users earn special promotional rates and other internet service offers through continued use of their Connex services. We also offer dedicated internet access and data access and transport services to corporate customers, and we have more than 6,000 dedicated access and virtual private network ports. We also offer customers the ability to access the internet on their portable computer in certain hotels in Romania using WiFi enabled technologies. WiFi, or Wireless Fidelity, is a technology used to transmit and receive data over the unlicensed 2.4 GHz mobile spectrum, providing mobile access to a wired LAN or a wireline broadband connection in its coverage area. With deregulation in 2003, we now directly provide international telecommunications services. We also provide a fixed mobile product offering that competes with Romtelecom, the national fixed line operator, in the business segment for high-speed internet, data transfer, mobile virtual private network, or MVPN and voice services.

Roaming

GSM roaming is available to customers traveling in other countries where we have signed roaming agreements with the local GSM operators. When roaming on a foreign GSM network, the customer is charged for the service of relaying the call internationally and for the actual number of minutes used. The per minute charges are at the rates charged by the local GSM operator plus a margin charged by us. Data, either through GPRS roaming or 3G roaming is charged at a fixed rate per 10 KB.

Future Service Offerings

We plan to remain competitive in the area of advanced data services and ensure the long term sustainability and competitiveness of our business. We will do so by relying on a variety of technologies, applied in a manner that suits customer needs and revenue opportunities. Our core GSM technology can migrate to provide advanced mobile data services, either by deploying further enhancements to GPRS, such as faster coding schemes, or by using EDGE, a technological enhancement to the GSM standard. Our high speed data strategy in Romania includes the use of GPRS-based technology.

In November 2004, we were advised by the Romanian government that we were successful in our application to acquire a UMTS license as the result of a bid process and on March 31, 2005 we received our UMTS license. As the incumbent GSM operator in the Romanian mobile market we believe we have both the customers and networks to facilitate the deployment of UMTS. With the introduction of UMTS in April 2005, we are providing our customers with a broader variety of services such as video calling, video streaming, infotainment, including sports and weather updates, music download capability and 3G enabled high speed data and internet access. Data transfer speeds are significantly increased in the 3G environment and are expected to be further enhanced with the introduction of additional technological advances.

Handsets

We sell a broad selection of handsets. We currently offer multi-mode handsets from many manufacturers including Sony-Ericsson, Motorola, Nokia, Samsung and Siemens. We offer handsets that can operate on the GSM 900, GSM 1800, GSM 1900 and UMTS networks. These multi-mode handsets allow us to offer our customers roaming across GSM networks globally. The handsets have many advanced features, including color screens, and are generally enabled for advanced data services to help us introduce new value-added services to our customers such as access to the internet, enlarged key pads for ease of use for e-mail access or sending or responding to an SMS and photo imaging.

Our historical policy generally has been to limit the extent to which we subsidize the cost of handsets. We believe that the lack of significant handset subsidies contributes to reduced churn, by attracting customers who select us for the quality of our service rather than for the purpose of obtaining subsidized handsets and then disconnecting from our network. In addition, the lack of a complete handset subsidy decreases the cost of customer acquisition and thereby accelerates our per customer payback period. Over the last three years, the cost of customer acquisition in Romania has averaged approximately three months of ARPU. Furthermore, we believe that offering plans with a non-subsidized handset reduces the likelihood of bad debt because, in our experience, users who can cover the full cost of a handset are also more likely to cover the cost of their plans.

We intend to continue, where feasible, our practice of minimally subsidizing handsets. Currently, we do not subsidize handsets to acquire prepaid consumers. However, we may subsidize handset costs in some of our postpaid service packages as part of our initiative to promote new technologies and gain market share. We may have to match any future introduction of increased handset subsidies by our three competitors, which could affect our customer payback period and increase our customer acquisition cost. In addition, with the launch of UMTS services, we are selling more expensive 3G handsets that require higher handset subsidies to attract customers.

Service Packages and Pricing

We tailor our service packages to be competitive and simple to understand and to allow each customer to choose a package that suits his or her usage requirements. We bill customers for postpaid service, that is, via monthly bills rendered after the service is provided, on the basis of either per-second, and in some cases per-minute, rates or a packaged-minute plan. Customers can also choose to subscribe to our service under prepaid packages, whereby a customer purchases an airtime card that gives him or her calling time equivalent to the amount paid for the card. Our pricing strategies depend on the competitive environment, the customer profiles and the regulatory requirements in our operating market.

Postpaid and Prepaid Service Packages

We offer a number of postpaid service packages that are targeted to specific types of customers and their expected usage patterns. These packages often include a specified number of minutes as part of the monthly fee, with an overcall rate charged after such minutes are used. As of September 30, 2005, postpaid customers accounted for 35.5% of our customer base. Postpaid customers accounted for 43% of net customers added during the twelve-month period from October 1, 2004 to September 30, 2005.

We offer prepaid service packages to customers who prefer a pre-payment option or whose credit profiles do not qualify for postpaid service. Prepaid service requires no contract and no monthly fee. The customer can easily access further airtime by purchasing additional airtime cards or adding value to a rechargeable card. As of September 30, 2005, prepaid customers accounted for 64.5% of our customer base. Prepaid customers accounted for 57% of the net customers added during the twelve-month period from October 1, 2004 to September 30, 2005.

In line with our strategy of offering diversity and flexibility to our customers, we introduced the first innovative airtime recharging mechanism for voice and data prepaid customers in Romania in 2002. This service is available at point of sale and at automated teller machines of the largest bank in Romania.

We currently offer several consumer postpaid plans and a balanced portfolio of business packages. The consumer subscription-based portfolio is designed to respond to a large variety of communication needs. Starting with a basic package with no inclusive minutes, the offer allows customers to obtain more value by adding options at special tariffs: favorite time, favorite numbers, all networks, and intensive calling. A total of four plans and six add-on options offer flexibility for all customers. Heavier users’ needs are accommodated by five packages with progressively higher volumes of inclusive minutes (from 50 to 800). Non-voice communication needs are covered by messaging options (SMS and MMS) which can be added on all voice packages. The complexity of the business segment communication needs is addressed by a broad portfolio. The basic packages, which do not include bundled minutes, are designed for customers who prefer to “pay as they talk”, and offer better rates for increasing volumes of calling, or the flexibility to choose amongst a flat or a network-based tariff. Users with high on-company calling needs are offered a special tariff for this type of call. The feature is combined with variable volumes of inclusive minutes provided at user or company level. Finally, special offers are tailored to very large or integrated services accounts.

We also offer the prepaid product, “Cartela Connex” which provides four alternative choices built around either favorite timebands, numbers, destination network (for which special tariffs apply), or flat tariffing. The customers have the freedom to select the package that best suits their communication needs.

In April 2005, in conjunction with the commercial launch of our UMTS network, we introduced 3G specific plans in our portfolio, with bundled, comprehensive voice and data packages (including video call and streaming) and a 3G extra option (videocall, internet and streaming), which can be added to the existing voice plans.

Pricing

We believe that our pricing structures compare favorably to the prices offered by our mobile competitors.

Our initial launch strategy emphasized feature-rich service offerings that appealed to corporations, governmental agencies and other high-end consumer customers. As part of our strategy to address the Romanian retail consumer market, we introduced programs that appeal to specific mass-market segments, based on disposable income research. Consequently, our prepaid portfolio was sufficiently diversified to attract not only customers who preferred to use the service mainly for incoming calls, but also those customers who could not afford a postpaid program but had a higher propensity to make outgoing calls. For postpaid plans, we introduced low-end programs, with affordable monthly fees and flexible per minute rates, stimulating usage during non-peak hours, weekends and/or for certain destinations. Our services are also priced to be competitive with the fixed line services of Romtelecom, the national fixed line phone company. For some postpaid programs, our rates for making in-country long distance calls have historically been less expensive than Romtelecom’s fixed line rates at certain times of the day, which encourages customers to use mobile instead of fixed line phone service. The postpaid plans we currently offer charge the same rates for calling Romtelecom’s fixed line network as for making calls within MobiFon’s network, thus encouraging the users to make calls to the large customer base of the fixed line operator.

Marketing, Distribution, Customer Care and Billing

Marketing

Our marketing strategy focuses on growing our market penetration, protecting and growing revenue and profitability from the existing customer base, maintaining market share position, strengthening brand image and improving customer satisfaction. In addition, our marketing initiatives, brand identity and distribution strategies are carefully tailored to the cultural and economic environment in Romania and to each target customer segment. Taking advantage of the opportunities offered by the now deregulated telecom market, we have developed an integrated approach to business customers designed to protect service revenues and capture as much potential revenue as possible from the telecom needs of our high-end customers. This approach is focused on integrating mobile voice, national and international fixed voice and data in a single product offering which we refer to as Integrated Service Strategy. The strategy has been successful and is positioned as a major differentiator in the business market. We are currently the only provider of mobile services offering this type of integrated services package in Romania.

A consumer survey we commissioned in June 2005 showed that Connex achieved a brand awareness level of 97.9% in Romania. The survey revealed that the brand awareness was 55.0% for Connex, versus 43.1% for Orange, our principal competitor. We accomplished such brand recognition through an extensive advertising campaign that focused on brand visibility through television, billboard and magazine advertisements. Having achieved significant brand awareness in Romania, we are now building on our brand image through various programs and campaigns to ensure brand loyalty. A number of our advertising campaigns have won international awards in specialized forums. In 2002, the GSM Association nominated “Connex Play” for its “Best Marketing Campaign” award; in 2001, at the Portoroz Festival, Connex was awarded a Golden Drum award for television advertising in the Telecommunications category and in 2002, at the Cannes 3GSM Conference, the advertising campaign for Connex Play was among the nominees for best marketing campaigns. The “Chirp Chirp” TV Commercial won “The best TV Commercial in telecommunication” award at Ad’Or Festival (May 2003). The same commercial won the “Silver Drumstick” award at Golden Drum Advertising Festival at Portoroz, Slovenia, (October 2003) and was ranked 86th in the top 100 ads worldwide of the year in The Gunn Report and Showreel of The Year (November 2003). In March 2005, the Information, Technology and Communication Industry, under the patronage of Romanian President Triain Basescu, awarded Connex the Best Communication Service award for 2004. This was the second year running that we were honored with this award.

During the first quarter of 2004, we implemented a loyalty points program. Postpaid customers are awarded points, based on their monthly bill and tenure with the network, which can be redeemed for handsets or airtime. The program has contributed to churn reduction of our postpaid customers.

Distribution Channels

We distribute postpaid, prepaid and data products to consumer and business markets. The business market is reached via four channels: a direct sales force, serving the top 6,500 business accounts, and a combination of direct sales, dealers’ sales force and telesales team, addressing the small and medium business markets. Information technology suppliers are partnering with us to sell bundled communication services and associated systems, for a limited number of large volume projects.

The consumer market is reached via our own corporate stores, of which we had 23 as of September 30, 2005 or through postpaid dealers, most of which are exclusive, covering 893 points of sale. Dealers are commissioned on a volume-based scheme, which includes elements of performance, loyalty and regional objectives (performance bonuses and commission claw-back mechanisms for early subscription cancellation).

Our prepaid products are widely distributed in a network of about 19,000 points of sale, belonging either to the postpaid dealers, distribution networks or other retailers, including gas stations and the Romanian Post office. Recharge of the prepaid cards can be performed via the traditional plastic voucher, through the above mentioned network, or by electronic means including online recharge at approximately 4,200 outlets in our distribution network or at automated teller machines. We also offer the ability to recharge prepaid cards by invoicing directly an existing postpaid customer.

We pay commissions to our dealers for each postpaid customer acquired. In order to promote careful selection of customers and avoid bad debt exposure, our dealers are required to contribute an amount to the subsidies we provide for handsets, and commissions are paid to dealers in installments over a period of months, with a debit to the dealer’s account if customers churn within specified time periods. We believe our commission structure and practice are consistent with market practices in Romania. We pay a specified commission to each dealer for its sale of prepaid SIM cards and a lower commission each time the dealer sells an airtime recharge on a prepaid SIM card.

Customer Care

We view customer care as an essential element of our strategy and we seek to promote our customer focus to minimize churn. As part of our approach, we provide differentiated service according to customer segments. Customers who subscribe to more expensive services receive more personalized live customer service, while customers who subscribe to more economical packages are served primarily through self-care, although live customer care is available for all customers, if and when needed. We have established toll-free customer care call center telephone lines staffed by trained employees to answer inquiries by existing and potential customers. We strive to decrease the number of calls to our call centers by simplifying how we deal with customers and by developing sophisticated but easy to use self-care solutions. Tools such as interactive voice response, or IVR, USSD codes—a very user-friendly way to retrieve, via a short series of characters through the handset, a variety of information such as credit balances, recharge airtime balances and last invoice date, allows customers access to their information in a quick and efficient manner. Customers can also access their account via the web.

The focus on self-care solutions allows us to both serve a constantly and significantly increasing number of customers without adding corresponding staff. We closely monitor customer care calls and use information gathered from these calls to customize marketing strategies, pricing and promotional plans. Through constant refining of internal processes, we have reached high levels of productivity in our call centers and we make an ongoing effort to control the number of calls per customer, even in a market like Romania, where the need for education regarding mobile service is still high.

We consistently strive to be one of the top providers in terms of customer care in our markets, by providing a very accessible service, sustained through reliable and easy to use systems and through well trained and highly dedicated employees.

Billing

Billing is governed by the nature of the customer’s service package. Our billing and customer care systems are integrated in a single system, providing our staff with a comprehensive view of a customer’s account. We use an automated collections process, making use of SMS, IVR and voice mail.

Our billing system, which has been in place since September 2003, allows for configuration of new products and services and supports innovative discounting and packaging concepts. In addition to its GSM/data convergence which has already been implemented, our billing system will provide over time prepaid/postpaid convergence, allowing us to offer bundled services and cross-product discounting in a consistent manner across all product lines and payment channels. We have introduced limited UMTS service billing capability in conjunction with the April 2005 commercial launch of 3G services and will continue to develop the billing system capabilities for more complex content based charging.

Credit Management and Churn

Credit Management

To manage bad debt risk associated with postpaid customers, we generate customer profiles that provide us with the ability to set credit limits and monitor daily usage patterns for customers with a high risk profile. We also work actively to identify potential fraud. The internal fraud department reviews usage reports to monitor potential fraud or credit abuse.

Romania does not currently have a comprehensive credit bureau or credit-reporting agency. However, two credit reporting agencies are currently under development. The first started as an organization serving only the banking sector with plans to expand to more comprehensive reporting. The second was launched to address other sectors such as utilities, insurance and retail. We, together with the other GSM operators in Romania, have been using, for the last six years, a shared database of customers who have been removed from their networks for nonpayment, fraudulent behavior or bad payment history, to assist in identifying customers who pose a credit risk. We use a detailed credit-scoring model, applied to our new customers, based on demographic factors such as age, occupation and address, which we use to manage our credit exposure and to recommend appropriate service packages to potential customers. Based on the estimated risk of each customer, calculated with the credit scoring model and information from the shared database, we establish a credit limit for each customer. In addition, we require some of our customers to pay a deposit or a prepayment in the range of $50 to $500 before activating their accounts.

Our customer credit ratings are continuously evaluated, using a behavior scoring model, which is based primarily on the payment behavior that the customer exhibits over a period of time. Credit extension and collection treatment are adjusted according to the updated scores. Customers late on their payments are prevented from making outgoing calls after 35 days and are permanently disconnected after 90 days from the issue date of the first unpaid invoice. In 2004, actual bad debt expense represented approximately 1.4% of MobiFon’s billable service revenues down from 2.6% in 2003. Bad debt expense in 2005 through to September 30 was 1.1% of MobiFon’s billable service revenues.

Churn

Churn, or the rate at which customers leave an operator’s network, can occur for a number of reasons. In the case of voluntary churn, the customer may decide that he or she cannot afford the service, move out of the coverage area or decide to subscribe to a competing service. In the case of involuntary churn, postpaid customers who have not paid their bill are, after a period of attempted collection, removed from the network by us. At MobiFon, we include in our churn calculation those prepaid customers whose services we terminated after several months have lapsed since they last placed or received a call. MobiFon adjusts the number of months of permitted inactivity based on market practice and currently churns prepaid customers who have been customers for at least 14 months after three months of inactivity. MobiFon’s average monthly churn rate was 2.12% in 2000, 1.68% in 2001, 1.85% in 2002, 1.97% in 2003 and 1.90% in 2004. For the nine months ended September 30, 2005 the average monthly churn rate was 2.36%. We have undertaken several initiatives to address opportunities to improve customer satisfaction and thereby reduce voluntary churn including the following:

•       improving our call center and sales processes to focus on problem resolution and a positive customer experience;

•       implementing specialized customer retention programs to address high ARPU and long-tenured customers; and

•       developing targeted sale and contract renewal offers that reflect the value of the customer.

Mobile operators in Romania compete aggressively for new customers and each other’s customers. Continued competition for customers, along with the expected launch of mobile number portability in both markets in 2006, which will require mobile operators to allow customers of a given mobile network to keep the same mobile number when subscribing to the services of a different operator, suggest that churn in these mobile markets may increase in the future. We expect mobile number portability to have a significant impact on mobile operators in our markets. Technical implementation to enable mobile number portability may require new equipment, depending on the technical solution imposed or chosen. Furthermore, retention and acquisition strategies may have to be reconsidered in the mobile number portability environment, when losing a number will no longer be an issue to be considered by a customer in choosing between operators. In addition, pricing strategy can be affected as a result of the difficulties in providing and communicating the advantages of low rates for calls made to users of the same network.

Spectrum and Network

Spectrum

We hold one of three licenses issued to provide nationwide GSM-based mobile telecommunications services throughout Romania. We paid an initial license fee of $50 million in 1996 and an additional $25 million in 1999 for the extension of the license term to 2011. In addition, we must pay a recurring annual fee of approximately €8.4 million ($11 million) for 12.4 MHz of spectrum or 62 channels allocated in the 900 MHz frequency range under its frequency license. We also purchased 3.6 MHz of spectrum or 18 additional national channels in the 1800 MHz frequency range at an annual price per channel of €85,000 (approximately $110,000).

In November 2004, we were advised by the Romania government that we were successful in our application to acquire a UMTS license following a bid process. The license, issued on March 31, 2005, consists of three channels of 5 MHz, for a total of 15 MHz paired spectrum and one channel of 5 MHz unpaired spectrum. The total cost for the license is $35 million, payable in six installments. The first payment, in the amount of $10.5 million, was paid on March 23, 2005. The balance, in five equal installments in the amount of $4.9 million, is due on January 30 of each year beginning in 2006. The annual spectrum fee is €1.2 million ($1.6 million) per channel of paired spectrum and €0.6 million ($0.8 million) per channel of unpaired spectrum. As of April 1, 2005 we use one paired channel or 5 MHz

We also hold two licenses in the 3.5 GHz band, available at the national level. We also hold one national license in 26 GHz band and eleven licenses for eleven cities in Romania. The 3.5 GHz and

26 GHz licenses were awarded for the installation of mobile communication networks on Fixed Mobile point to point and point to multi-point applications.

Networks

We chose major cellular equipment vendors such as Ericsson, Nortel and Siemens to design and build networks that allowed us to begin operating quickly and to expand and upgrade our service as we acquire more customers and new technology became available. Flexibility to keep up with new technology is essential to comply with license requirements and compete effectively. We have also invested significantly in advanced operation and maintenance systems to provide quality service to our existing network customers. We continuously monitor network traffic and measure the real-time technical performance of our services against global benchmarks. We monitor traffic-related activities in order to respond quickly to conditions in which the traffic load exceeds expected levels.

We purchase most equipment for our networks through competitive tendering. The two key principles guiding procurement decisions are benchmarking, to the extent available, and quality of products that provide value to the customer. Another principle influencing procurement decisions is avoidance of conflicts of interest.

We plan and construct our mobile telecommunications network to meet a forecasted level of customer density and traffic demand. Once this level is exceeded, we are normally able to increase network capacity to maintain service standards by adding more radio equipment at existing sites, adding additional sites and employing sectorization and cell splitting techniques. Other mobile telecommunications network operators and infrastructure manufacturers have also developed techniques we can use to ensure service quality at minimal cost, such as microcells and premicells. Until technological limitations on network capacity are reached, we can usually add additional capacity in increments that closely match demand and at less than the proportionate cost of initial capacity.

We began the development of our GSM-based mobile network, using 900 MHz frequencies, in December 1996. By March 1, 1997, our network was operational and covered Bucharest, the capital of Romania, including access roads and airports, as well as eight other major cities. As at December 31, 2004, our network covered approximately 95% of the population of Romania. Use of asynchronous transfer mode technology, or ATM, led to significant increase in network efficiency while preserving a high quality level. We carry most of our communication traffic on our owned backbone (microwave and fiber optic cable) assets, rather than relying on Romtelecom, thereby reducing operating costs. We ensure direct international traffic interconnection with five carriers. We have also strategically sourced our network backbone capacity from several sources, including leased capacity from other third party carriers. We lease two pairs of dark fiber optic strands over high voltage poles and technical space for network capacity expansion and network redundancy. The national optical fiber network is split in two national rings. The Western ring has been operational since January 2003 and the Eastern ring was completed in November 2004. A portion of this usable capacity is leased back to the lessor under the terms of the leasing agreement. The leasing agreement, commencing in 2002, is for a period of 17 years or through the end of our GSM license, whichever is shorter. The lease payments and receipts, which individually are estimated to be $7 million in 2005, are expected to largely offset one another such that minimal cash payments, if any, will be made by either party. In addition we have leased additional fiber optic strands over a seven year period, commencing in 2004, for an estimated $2.3 million in 2005.

As of September 30, 2005, our UMTS had been deployed in Bucharest, the next seven largest cities and the road between Bucharest and Brasov, comprising a total of 401 sites. The current network plan includes rolling-out 3G in seven more cities by the end of December 2005 and improving the indoor coverage in the previous eight cities. To accomplish this, we plan to integrate 198 new 3G sites (149 collocated with 2G sites) by the end of December 2005.

Operations and Maintenance

We have designed, in consultation with our technology vendors, operation and maintenance systems and efficient network management structures. Our primary objectives are high customer satisfaction and compliance with license requirements.

The blocked call and dropped call rates of our network during the busy hours were, on average, below 2% and 1% respectively in the nine months ended September 30, 2005, mainly as a result of the following monitoring and maintenance measures:

•       through standard monitoring and supervision features provided by certain components of our networks, we continuously monitor the traffic on the networks, examine the state of the networks in real-time and produce fault reports and performance reports;

•       to ensure peak network reliability and service quality, our maintenance plans feature preventive and corrective maintenance programs. For instance, we set appropriate alarm threshold levels for detection of equipment problems such as low batteries, equipment or circuit outages and security violations and we constantly refine maintenance procedures and documentation to improve the restoration process for problems that directly affect customers. We also establish routine maintenance and testing of all switching, radio equipment, systems running value added services and interconnect facilities;

•       we safeguard our networks against disaster by using, at various locations, back-up transmission systems, back-up system components, battery back-ups, generators and fire suppression systems. In addition, regional centers maintain replacement parts for critical components in the event of switching center or other system failures. We have also defined a Business Continuity Plan which covers the main services and includes specific procedures and guidelines to reduce the impact of various disaster situations.

Competition

Our competitors or their principal corporate shareholders have been operating for a number of years in our markets or in other markets for mobile services, are currently serving a substantial customer base and may have significantly greater financial resources than those available to us. However, we believe that our brand recognition and pricing strategies will enable us to compete effectively in these markets. Although we currently face competition from other forms of telecommunications technologies, we believe that our GSM-based mobile networks combined with an appropriate high-speed data strategy should allow us to remain competitive by offering cost and accessibility advantages over these other technologies.

In addition to us, Romania currently has three other licensed mobile operators holding a total of four separate licenses: (1) Orange Romania S.A., the other digital GSM 900/1800 MHz operator, (2) Romtelecom’s has a minority stake in Cosmorom, a digital GSM 1800 MHz operator, and (3) Telemobil, a digital CDMA/2000Ev-Do operator.

Orange, majority owned by France Telecom and operated initially under the name Dialog, acquired its 900 MHz license at the same time as MobiFon in November 1996 and launched its services in June 1997. Dialog re-branded its services under the Orange brand on April 5, 2002. Orange was granted a UMTS license at the same time and under similar terms as MobiFon in November 2004. In addition Orange launched EDGE as their technological solution for high-speed mobile data in the fall of 2004.

Romtelecom, the national fixed-line phone company, in which the partly-privatized Greek telecommunications company OTE has a 54.0% equity interest, acquired its 1800 MHz license in connection with its privatization in November 1998. It launched its operations under the brand name Cosmorom in 2000. Currently, Cosmorom has only a minimal presence in the market. OTE’s subsidiary,

Cosmote purchased 70% of Cosmorom from Romtelecom in May of 2005. Further, Cosmote announced that they intend to re-launch Cosmorom by the end of 2005.

Telemobil won its analog NMT license in March 1992 and launched operations in May 1993 but did not succeed in reaching significant market penetration. In December 2001, Telemobil launched a new service based on an advanced form of code division multiple access technology known as CDMA/2000. Inquam (Romania S.A.) is now the main shareholder of Telemobil. Telemobil is the first European mobile operator to use CDMA technology and the first to use the 450 MHz band worldwide. Telemobil has titled its new service Zapp and is positioning it to the business segment (particularly SME), based on the comparative advantage of cheap high-speed mobile data transfer capabilities based on Ev-Do technology.

The following table presents a summary of the relevant information for each mobile operator in Romania, including estimated market share based on publicly released data of the operators as of September 30, 2005:

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share
1) MobiFon	Connex	GSM 900/1800 UMTS	November 1996 March 2005	April 1997 —	45.4%
2) Orange	Dialog/Orange	GSM 900/1800 UMTS	November 1996 March 2005	June 1997 —	51.1%
3) Telemobil	Zapp	CDMA 2000/NMT	March 1992	May 1993	2.8%
4) Cosmote/Romtelecom	Cosmorom	GSM 1800	November 1998	June 2000	0.7%

Licenses and Regulatory Environment

Licensing and Frequency Allocation

The Romanian government has adopted a policy of harmonizing Romanian telecommunications regulations with EU norms. In this respect, Romanian telecommunications legislation was significantly modified during 2002 to reflect the EU directives, and a new regulatory authority, the Romanian Telecommunication National Agency for Regulation in Communications Sector, known by its Romanian acronym ANRC, was established. Its main purpose is the implementation of a national policy in the telecommunications sector. The ANRC now exercises a portion of the authority formerly held by the Ministry of Communications and Information Technology, or MCIT. Under the new telecommunications regulations, a communications operator needs to obtain three authorizations and licenses: a General Authorization for network services issued by the ANRC, a Numbering License issued by the ANRC and a Frequency Spectrum License issued by the General Inspectorate of Communications and Information Technology, or IGCTI. The ANRC is responsible for granting to all fixed line and mobile operators a Numbering License for the allocation of numbers based on the national numbering plan. The IGCIT is responsible for managing and issuing the transmission frequencies used by all mobile operators in Romania, as well as the frequencies used by radio, television and other communications media.

The General Authorization sets forth the requirements that a potential operator must meet in order to provide telecommunications services. As required by the telecommunications law and ANRC’s Decision No. 1333 dated November 5, 2003, MobiFon filed a notification with the ANRC and was issued the certification registered under no. 19156/August 8, 2004, confirming that MobiFon complies with the requirements of the General Authorization and may engage in provision of telecommunications services. If we fail to comply with the authorization to provide electronic communications networks, the regulatory authority may apply administrative fines up to 2% of revenue. Breaches that are subject to administrative fines include the following: (1) breach of the obligations regarding the general authorization, (2) using a radio frequency without having a license, (3) using numbering resources without having a license and (4) not complying with the frequency and numbering licenses’ terms and obligations.

In March 2005, the ANRC issued to us numbering License no. 1.6, valid until February 14, 2013. The license confirmed our right to use the numbers previously allocated under our former GSM license and allocated to us additional numbers. We have the right to use 9 million numbers on a national basis, with the 072 prefix on a non-geographic basis for the provision of telephone service via a public land mobile network. Although the ANRC may include in the Numbering License the obligation of the operators to pay tax for the use of the allocated numbering resources, our Numbering License does not include such an obligation. However, we are subject to a monitoring fee payable to the ANRC of a maximum of up to 0.5% of revenue. In 2004, we paid $1.3 million (0.2% of 2003 revenue) as a monitoring fee.

MobiFon GSM License

On June 30, 2003, the MCIT issued a GSM Frequency License to us. This license expires on December 31, 2011 and may be renewed by IGCTI upon a request by us made before June 30, 2011. The license gives us the exclusive right to use 62 channels in the GSM 900 MHz range and 18 channels in the 1800 MHz range in Bucharest. In January 2005, the IGCIT issued a decision converting the 18 channels in the 1800 MHz range from Bucharest only to national. At our request, the IGCTI might supplement or reduce the allocated number of channels and radio frequencies allocated in the GSM 900 and GSM 1800 bands. The GSM Frequency Licenses contain provisions regarding coverage and quality obligations. The coverage requirements include having: (1) at a minimum, one base station installed and maintained in use in each county capital; (2) coverage area of a minimum of 50% of the territory; and (3) service availability minimum of 50% population coverage. In terms of quality obligations, we have to provide the service 24 hours per day, 7 days per week and the call blocks and call drops over the radio path must not exceed 2% at peak hours. The IGCTI may suspend or withdraw the GSM Frequency License in cases of serious breach of our obligations under the license or under applicable regulations.

MobiFon UMTS License

In November 2004, we were advised by the Romanian government that we were successful in our application for a UMTS license for three channels of 15 MHz paired spectrum and one channel of 5 MHz unpaired spectrum. We received our UMTS license on March 31, 2005. Our UMTS network was deployed by the March 15, 2005 in Bucharest, the next seven largest cities and the road between Bucharest and Brasov, comprising a total of 326 sites. The commercial launch of 3G-UMTS took place on the April 25, 2005. The current network plan includes rolling-out 3G in 7 more cities by the end of December 2005 and to improve the indoor coverage in the previous 8 cities. To accomplish this, 162 new 3G sites and 149 collocated with 2G sites are planned to be integrated by the end of December 2005.

Point to Multi-Point Licenses

MobiFon holds two licenses in 3.5 GHz band for the installation of point to multipoint electronic communication networks providing direct access to end-user (Fixed Mobile Access) at the national level in the range 3.4-3.6 GHz, with the bandwidth of 7 MHz (paired channel). The licenses are valid until the end of September 2013, being subject to extension with a 6 month prior request.

MobiFon holds a number of 26 GHz licenses as follows: one national license (1 channel with the bandwidth of 112 MHz paired) and eleven locals (1 channel each of 14 MHz paired channel) for the installation of point to multipoint electronic communication networks providing direct access to end-user (Fixed Mobile Access) in the range of 24.5-26.5 GHz. The national license is valid until the end of May 2014. The local licenses are valid until December 2005. The formal request for extension was submitted in July 2005. The local licenses are designated to install PMP communication networks in: Bucuresti, Cluj-Napoca, Constanta, Ploiesti, Craiova, Galati, Timisoara, Bacau, Oradea, Brasov and Iasi.

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

Based on the USO implementation strategy issued by the MCTI, the ANRC has begun implementation in three specific areas: tele-centers providing telecommunication access at certain fixed points in rural areas, public pay phones, and subsidies for access to a public network based on family income. In November 2004, the ANRC designated Romtelecom and some smaller fixed-line operators as USO providers for subsidies to low income families. In November 2004, the ANRC issued a list of 50 eligible tele-center locations that were submitted for auction. Only one operator, Orange Romania S.A. participated in the bid and was designated as USO provider in five rural locations. On September 1, 2005, the ANRC launched a second bid for the installation and operation of 40 tele-centers in 40 remote villages in Romania.

Providers of universal service are entitled to compensation for their demonstrable losses incurred as a result of providing the universal service. Such compensation is paid from the universal service fund, which the ANRC administers. All telecommunications license holders provide contributions to the fund. In 2004, the amount of contribution was calculated as 0.8% of each operator’s turnover, excluding interconnection and “in roaming” revenues, for the year 2003. In 2005, the contribution will be reduced to 0.5% of turnover, less interconnection and “in roaming” revenues, capped at a maximum of €2 million. Our contribution to the fund in 2004 was $3.4 million.

Roaming Agreements

MobiFon is a signatory of the GSM Memorandum of Understanding and accordingly is a member of a group known as the GSM Association. This association establishes common technology standards facilitating worldwide roaming. The roaming agreements allow our customers to use their own handsets wherever GSM mobile service is provided, or to roam in such locations with a handset that is compatible with the local network. Roaming agreements are typically bilateral, open-ended agreements consistent with the contract structure established by the GSM Association. Roaming agreements can be terminated with 60 days written notice from either partner, but in practice, once established, they are typically maintained in perpetuity.

Each member of the GSM Association establishes standard inter operator tariffs for each country or region of possible connection. Inter operator tariff rates are maintained on the GSM Association website, updated for pricing adjustments and freely available to roaming partners of that operator. Typically, members of the GSM Association deviate from their standard rates only if a “preferred” roaming agreement is entered into with that partner. Our objective is to provide a fair price to as many destinations as possible for our roaming customers.

As of September 30, 2005, we had negotiated roaming agreements with 262 operators in 123 countries and are continuing to negotiate additional roaming agreements. Our main objective is currently to increase the number of new roaming destinations for our customers, with a special emphasis on remote holiday destinations and Latin American countries. Also, in order to maximize roaming revenues, we have entered into arrangements with mobile operators in order to offer prepaid roaming to our customers. The prepaid roaming agreements allow our Cartela prepaid customers to use their own handsets and prepaid cards wherever the prepaid roaming service is available. As of September 30, 2005, we were offering our prepaid customers the ability to roam in 49 networks covering 30 countries. We are the first mobile operator in Romania to offer GPRS roaming services to our customers. As of September 30, 2005, we were offering our postpaid customers GPRS roaming services in 63 networks covering 36 countries.

In April 2005, we entered into our first 3G bilateral roaming partnerships. Our 3G customers are now able to benefit from 3G roaming services in 9 networks covering 9 countries.

Interconnection Agreements

Following the liberalization of the Romanian telecom market in 2003, the main operators in Romania were designated by the ANRC as having significant market power in respect of calls terminating on their networks. As a result, these operators, including MobiFon, were required to interconnect for call termination. We and our main competitor, Orange, have the obligation to maintain transparency and non-discrimination in the interconnection market, including making publicly available the tariffs for all interconnection related services, offering equal interconnection conditions and related necessary information to all customers, maintaining separate accounts for interconnection related operations, and applying cost oriented tariffs for interconnection services. The maximum interconnection rate was established by the ANRC at $0.10 per minute beginning January 1, 2004 for traffic between mobile operators and €0.0214 ($0.029) per minute for peak time and €0.0197 ($0.027) per minute for off peak time for traffic to the fixed line operator, Romtelecom. We expect ANRC to revise the maximum interconnection rates for calls terminating on MobiFon and Orange’s networks by year end 2005. The new rates will be calculated using a version of the long-run average incremental cost model, which determines incremental costs on a forward looking basis.

Given the obligation to interconnect and the new regulated environment, we have renewed the interconnection agreement with our traditional mobile partners Orange, Cosmorom and Zapp with a bilateral (or symmetrical) interconnection termination rate at the level of the maximum rate imposed to MobiFon by the ANRC. Given the same obligation to interconnect, we have directly or indirectly interconnected with all the major new fixed line operators in the market including Astral Telecom, Romanian Data System, SNR, Atlas Telecom with the termination rate applicable to us at the maximum level set by ANRC and the fixed line operators termination rate negotiated around the level of Romtelecom termination rate.

In 1997, we signed an interconnection agreement with Romtelecom, which was amended several times. In the current form, the agreement regulates only the national traffic generated by both parties. The international traffic exchanged between the parties is subject to another agreement signed in 2003. Under the national interconnection agreement, the interconnection rates are the maximum rates set by the ANRC, being $0.10 per minute for calls terminating on our network and €0.0214 per minute for peak time and €0.0197 per minute for off peak time, for calls terminating on Romtelecom’s network. Other terms of the current national interconnection agreement include a standard settlement procedure, terms of payment and penalties. The agreement is for a one year period, automatically renewed if the parties do not terminate it with a three month notice. Although the interconnection agreement is currently in force, we and Romtelecom have been trying, since 2003, to negotiate a new interconnection agreement. Negotiations for the new contract are on hold pending the resolution of a dispute we initiated regarding the charges imposed for the leased lines used for interconnection between the two networks. We addressed the dispute for arbitration to the ANRC who issued a preliminary decision in our favor, which was appealed by Romtelecom back to the ANRC.

International interconnection contracts have been concluded with major international carriers which include Telecom Italia, Belgacom, Telekom Austria, BT Ignite and Romtelecom.

Co-shareholders

As at March 31, 2005, our partners in MobiFon were Vodafone Europe B.V., holding a 20.1% equity interest and Dargate Limited, holding a 0.90% equity interest in MobiFon. On July 1, 2005, we completed the acquisition of the 0.90% equity interest in MobiFon held by Dargate Limited.

Arrangements with co-shareholders

As at March 31, 2005, we had an agreement with Vodafone that provided that certain business, financial and technical decisions concerning MobiFon required consensus between Vodafone and us, with both parties to use their best efforts to achieve such consensus. As part of the completion of the acquisition of the 99.99% shareholding in ClearWave by VIHBV on May 31, 2005, this agreement with Vodafone was terminated as of that date.

In addition, MobiFon’s shareholders are party to a contract of association, which is deemed to form part of MobiFon’s constitutive documents. MobiFon’s contract of association provides for certain basic agreements among shareholders, including co-sale rights on MobiFon shares, preemptive rights and an agreement not to compete with MobiFon in Romania or solicit its employees.

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

Under the contract of association, the term “transfer” is also defined to include the sale of an equity interest in an entity that directly or indirectly owns shares in MobiFon where over 25% of the fair market value of the assets held by such entity directly or indirectly consists of MobiFon shares. Any such indirect transfer will trigger a right of first refusal on a proportionate percentage of shares in MobiFon. The shares in MobiFon which are held by MobiFon Holdings constitute more than 25% of the fair market value of MobiFon Holdings’ total assets. As a result, under MobiFon’s contract of association, sales of equity shares of MobiFon Holdings would trigger the right of the non-transferring shareholders of MobiFon to purchase a proportionate percentage of MobiFon Holdings’ shares in MobiFon, at comparable value. These rights may also apply upon a sale of equity shares of MobiFon Holdings’s parent company, ClearWave. ClearWave has obtained a conditional waiver of the right of first refusal by Vodafone over certain transactions affecting its equity shares, such as future primary issues of its shares made for bona fide, ordinary course financing purposes or to satisfy certain contractual rights existing at the time, and subsequent re-sales of these shares.

In consideration for the waiver, we agreed with Vodafone, among other things, that for so long as Vodafone continues to hold at least 10% of the outstanding equity of MobiFon, in the event of a change of voting control of ClearWave, we will ensure that Vodafone’s right of first refusal over MobiFon shares will be exercisable for a number of MobiFon shares equal to the greater of: (i) the number of MobiFon shares determined by the contract of association to be covered; and (ii) the lesser of (a) the number of such shares required to increase Vodafone’s equity interest in MobiFon to 50.1%, and (b) 30% of MobiFon’s issued equity.

Senior Credit Facility and Working Capital Facility of MobiFon

On September 2, 2005, MobiFon entered into a €200 million, senior unsecured, term credit facility. The facility was fully drawn on September 27, 2005. The proceeds were used to prepay and retire the outstanding U.S. dollar senior secured loan facilities provided to MobiFon in 2002 by the European Bank for Reconstruction and Development, Nordic Investment Bank, and Export Development Canada. As an economic hedge of its Euro borrowing exposure, MobiFon also entered into a €200 million to U.S. dollar forward contract.

Loans outstanding under the 2005 facility are repayable in roughly equal, semi annual installments starting in August 2006 and maturing in August 2010.

This refinancing will achieve significant interest savings of circa 2.0% on our borrowing. Interest will accrue on the new loans at EURIBOR plus 0.60%, which will soon decrease to EURIBOR plus 0.50% in recognition of Romania’s receipt of an investment grade rating from Standard and Poors. Interest under the 2002 facility accrued at LIBOR plus 2.5% based on our current financial ratios.

The 2005 facility also affords us greater operating flexibility as it is unsecured and contains less restrictive operating and financial covenants. Most notably, provided there is no event of default outstanding or arising, MobiFon is unrestricted in paying ordinary dividends.

MobiFon also has a $20.0 million uncommitted operating facility, $16 million of which is currently available for drawing. MobiFon’s $10.0 million overdraft facility, which also permits up to $10.0 million in issuance of letters of guarantee to third parties, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank’s cost of funds plus 5% per annum. A second $10 million facility is repayable on demand and bears interest at the rate of the lender’s U.S. dollar prime rate plus 3.05% per annum.

Revolving Credit Facility Agreement of MobiFon Holdings and VIHBV

On June 2, 2005 MobiFon Holdings entered into a revolving credit facility agreement with VIHBV for an amount of €1.0 billion. This facility was reduced to €200 million on July 8, 2005. The facility terminates on June 2, 2008. The interest rate is variable, at EURIBOR plus a margin of 1% and the accrued interest will be added to the outstanding principal. A commitment fee of 0.5% per annum will also be charged on the un-drawn and un-cancelled amount of the facility.

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

Property

MobiFon leases approximately 8,000 square meters of office space for its head office in Bucharest for approximately $3.0 million annually, including operating expenses. MobiFon also currently leases various properties for the operation of its network and other purposes related to its business for approximately $50 million per year including operating expenses.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE THREE MONTHS ENDED MARCH 31, 2005

This Operating and Financial Review and Prospects section is intended to assist in the understanding and assessment of the trends and significant changes in our results of operations and financial condition for the periods covered. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Operating and Financial Review and Prospects should be read in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this document. Unless otherwise indicated, all of our financial data and discussions thereof are based upon financial statements prepared in accordance with U.S. GAAP.

Overview

All amounts are in US$ unless otherwise stated

We are a provider of mobile voice and data telecommunication services in Romania through our subsidiary, MobiFon. We are a subsidiary of ClearWave, and until May 31, 2005 were an indirect subsidiary of TIW, a Canadian public company. On March 15, 2005, TIW entered into definitive agreements with VIHBV, a wholly-owned subsidiary of Vodafone for the sale of all of TIW’s interests in ClearWave. The sale was completed on May 31, 2005 and as of the date of filing we are an indirect subsidiary of Vodafone.

On June 1, 2005, we changed our fiscal year end from December 31 to March 31. Our next fiscal year will end on March 31, 2006.

We were incorporated under the name ClearWave Holdings B.V. on March 15, 2002 under the laws of the Netherlands. On that date, we issued 18,000 shares of our common stock to our parent company for consideration of €18,000. Pursuant to a Share Sale-Purchase Agreement dated March 28, 2002 with ClearWave, we incurred a $675.0 million demand loan bearing interest at 7% per annum, payable to ClearWave, in exchange for ClearWave’s then 63.5% equity interest in MobiFon. The terms of this loan payable were amended in connection with the issuance of the notes. See “Future Capital Requirements.” This combination of entities under common control is accounted for in a manner similar to a pooling-of-interests. Accordingly, the consolidated financial statements reflect the results of operations and changes in cash flows as if MobiFon had always been our subsidiary. All contributions made from inception to MobiFon’s capital stock, including costs and expenses incurred in connection with our initial investment in MobiFon and acquisitions and dispositions of MobiFon’s equity interest from and to third parties up to March 28, 2002, were accounted for as invested capital within our shareholder’s equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of our shareholder’s equity (referred to as the “difference between counterpart given and carrying value of capital transactions with parent company”).

The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed for us as a stand-alone entity because our access to capital and cost of capital as a stand-alone entity would have been different from that of TIW and Telesystem International Wireless Corporation N.V. or TIWC, for periods prior to September 1999, the date of ClearWave’s incorporation, and to that of ClearWave, for periods subsequent to September 1999. In connection with the initial subscription of MobiFon, TIWC made advances to certain minority shareholders, which have since been fully repaid, and which are not reflected in our financial statements.

Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. Our equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to us. In March 2003, we sold a 5.9% equity interest in MobiFon for aggregate cash consideration of $42.5 million, reducing our ownership in MobiFon to 57.7%.

In March 2004, we reacquired the 5.9% of MobiFon sold in 2003 in exchange for the issuance by TIW of 13.0 million of its common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends paid in 2004 by MobiFon relating to MobiFon’s 2003 earnings up to an aggregate maximum of $5.2 million which was fully paid as of December 31, 2004. The aggregate purchase price for the MobiFon interest acquired was $143.9 million. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave.

In September 2004, we acquired, from certain minority shareholders, 15.46% of MobiFon shares in exchange for the issuance by TIW of 28.4 million of its common shares and $36.6 million in cash. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to ROL 260.2 billion ($7.9 million) of the dividends declared in March 2004 all of which had been paid as of March 31, 2005. The aggregate purchase price including transaction expenses amounted to $298.5 million. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, we issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. As a result of these acquisitions, we increased our equity interest in MobiFon from 57.7% as at December 31, 2003 to 79.0% as at December 31, 2004. On July 1, 2005, we acquired a further 0.9% of MobiFon for cash consideration of $28.1 million.

Operations

MobiFon holds a license for national GSM-based cellular services in Romania. As of March 31, 2005, we estimate that MobiFon had a 47% share of the cellular market in Romania with net additions of 112,590 during the transition period and a total of 5,022,902 customers as of March 31, 2005, compared to net additions of 215,096 in the first calendar quarter of 2004 and total customers of 3,672,138 at the end of the same period in 2004. This represents an increase of 36.8% in total number of customers over the 12 months. MobiFon’s net postpaid customer additions during the period represented 56.2% of its overall customer additions compared to 22.5% for the same quarter of 2004, reflecting MobiFon’s value-driven acquisition strategy. As of March 31, 2005, postpaid customers accounted for 34.8% of MobiFon’s total customer base as compared to 34.3% as of December 31, 2004. The net market growth slowed down in the transition period, a normal seasonal trend especially after the record growth of the last calendar quarter of 2004.

Romania is the second largest market in Central and Eastern Europe with 21.7 million people and is currently a second wave EU accession candidate expected to join the EU in 2007. MobiFon and the mobile telephone industry continue to benefit from the country’s economic growth as Romania steadily moves towards EU accession. According to the Economist Intelligence Unit, forecasted GDP growth for 2005 is estimated to be approximately 4.6% (actual GDP growth was 8.0% in 2004 and 4.9% in each of 2003 and 2002). Inflation fell to approximately 9.3% in 2004 (15.4% in 2003 and 22.5% in 2002). Consequently, Romania’s currency, the Leu, has been stabilizing. Romania’s sovereign debt is currently rated BBB- by Standard and Poor’s and Ba1 by Moody’s compared to BB+ and Ba3, respectively, as of December 31, 2004.

Mobile penetration at the end of March 31, 2005 reached 49% (35% at the end of the same period in 2004), or 10.7 million customers, and the growth in penetration is expected to continue to be the primary factor affecting MobiFon’s growth. During the three months ended March 31, 2005, the Romanian mobile telephony market as a whole grew by 466 thousand customers. The total number of new mobile customers was 10% lower than in the same 2004 period, and 96% higher than the same period in 2003.

Factors affecting our results of operations

Economic Conditions in Romania

All of our operations are located in Romania, a country that has undergone dramatic political and economic reform since 1989. Our future results of operations are dependent upon continued economic, political and social stability.

Competition

The mobile market is characterized by strong competition. The policies and behavior of our competitors relating to pricing and product offerings may require changes in our own pricing and product offerings. In particular, we believe that competition for high value postpaid customers will increase in the future. The competitive environment will also be impacted by the introduction of UMTS services in Romania.

Customer Mix

Our results of operations are affected by our customer mix. We offer services to our customers via both prepaid services in which customers purchase credit on an account, and postpaid customers, to whom we offer credit and bill on a monthly basis. Postpaid customers offer a higher value opportunity for us, generating higher ARPU per month versus our prepaid customers.

In connection with our postpaid customer acquisitions we generally offer our prospective handsets below cost, as an incentive for our customers to subscribe to our postpaid services. These subsidies are accounted for as cost of revenues at the time of sale.

Seasonality

Our results of operations are subject to seasonal fluctuations that impact our operating results from quarter to quarter. In the past, we have experienced the highest level of customer additions and acquisition related expenses, including marketing and promotional expenditures, in the fourth calendar quarter. As a result, our operating profit can be impacted in the fourth calendar quarter. Due to lower customer usage levels, our ARPU tends to be lower in the first calendar quarter. Offsetting this, due to lower levels of new customer acquisitions in the first calendar quarter, our costs may be lower in the first calendar quarter. Our revenues are generally higher in the third calendar quarter of the calendar year due to higher usage levels and roaming during the summer holiday season.

Churn

Churn refers to customer disconnection from our services. For the three months ended March 31, 2005, we had an average monthly churn rate of 2.42% (1.90% for year ended December 31, 2004). We believe that churn levels vary due to a number of factors such as customer loyalty, quality of customer service, changes in technology, product and service offerings and network quality. The introduction of mobile number portability and the development of UMTS services may impact future churn levels.

Capital Expenditures

Even though we have substantially completed the buildout of our GSM networks, we continue to increase the amount of capital expenditures. Cash used for the acquisition of property, plant and equipment has increased from $100.3 million in 2002 to $135.8 million in 2004 ($38.5 million for the three months ended March 31, 2005). Furthermore, we could be required to increase our capital expenditures in the near future. Specifically, in connection with the payment for our UMTS license and buildout of a related UMTS network. This could have a material impact on our cash flow and financial results (See “Future Capital Requirements”).

Regulatory and Tax Changes

Changes in the regulatory environment in Romania have impacted our results of operations in prior periods and changes in the tax environment may impact us in the future. For example, effective January 1, 2005, the Romanian government introduced a flat-rate income and profit tax. Specifically, the government lowered the corporate income tax rate from 25% in 2004 to 16% and introduced a flat 16% personal income tax rate.

Principal Income Statement Items

Service Revenues

Service revenues primarily consist of the following services:

•       Voice telephony

•       Advanced mobile services; and

•       International roaming.

Voice Telephony

We provide basic voice services for mobile telecommunications over our GSM network. As is the norm in Europe, we use the “Calling Party Pays” model of charging whereby only the calling party pays for the call. Basic mobile telephony voice calls are supplemented by a number of additional services, many of which are standard in each service package. These additional services include voice mail, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification.

Advanced Mobile Services

We have developed a wide range of entertainment services based on Short Messaging System (“SMS”). Our services include the ability to chat, to play games and to send logos, ring tones and icons. Personalization of handsets through ring tones and logos is also available. Revenues from, and penetration of, SMS is stimulated by new handset capabilities and the continuous introduction of innovative SMS-based services and promotions.

We have upgraded our existing digital networks to be able to offer the data transmission capabilities required by advanced mobile services applications, including the Wireless Application Protocol (“WAP”), General Packet Radio Service (“GPRS”), Multi-media Messaging Service (“MMS”), and basic data and fax transmission.

MobiFon currently offers mobile data services through the GPRS technology to more than 10,000 customers more than double the figures at the beginning of 2004. During the fourth calendar quarter of 2004, MobiFon deployed a web over-the-air (“OTA”) setting for GPRS in order to increase customer experience for mobile data services and drive usage. As a result of MobiFon’s recent successful bid on a UMTS license and its receipt of the license in 2005, MobiFon commenced offering UMTS services in 2005.

International Roaming

As of March 31, 2005, MobiFon had negotiated roaming agreements with 261 operators in 118 countries and is continuing to negotiate additional roaming agreements. These roaming agreements also allow our customers to use their own handsets wherever GSM mobile service is provided, or to roam in such locations with a handset that is compatible with the local network. In addition, as of March 31, 2005, MobiFon offers its prepaid customers the ability to roam on 45 networks covering 25 countries.

Equipment Revenues

Equipment revenues include handsets and accessories sales.

Costs of Revenues and Other Operating Expenses

Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the customer base level. Our fixed costs consist of leased line charges, recurring spectrum fees, site rental, network maintenance and overhead and depreciation and amortization. Our variable costs include interconnection charges (our largest single variable cost), roaming charges, cost of equipment sold, as well as a portion of our customer service, selling and marketing, and employee related expenses.

Our principal operating expenses relate to cost of service and equipment revenues, selling, general and administrative expenses and depreciation relating to our network and amortization of our licenses and customers.

Cost of services, excluding related depreciation and amortization, mainly consists of the following:

•       Network operation costs which include leased line charges, site rental and network maintenance and recurring spectrum fees; and

•       Interconnect fees paid to fixed line and other mobile telecommunication network operators for calls made by our customers carried by or terminating on other networks.

Cost of equipment mainly consists of the following:

•       Cost of handsets and accessories including subsidized handsets; and

•       Costs of SIM cards sold to customers.

Selling, general and administrative expenses consist primarily of the following:

•       Customer acquisition costs other than handset subsidies and SIM cards, which include advertising, promotion, salespersons’ salaries and commissions and dealers’ commissions;

•       Bad debt and customer service costs;

•       Employee salaries and related expenses; and

•       Other overhead expenses.

Depreciation and amortization expenses which are not included in our cost of services and are presented separately, consist primarily of the following:

•       Depreciation of our property, plant and equipment which had a net book value as at March 31, 2005 of $459.2 million and which are being depreciated over their estimated useful lives: 5 to 10 years for network equipment, infrastructure and technological software, 20 years for buildings, the shorter of the lease term or life of the asset for leasehold improvements and from 3 to 5 years for other assets; and

•       Amortization of our telecommunications licenses over a period of 15 and 25 years for our GSM and UMTS licenses, respectively, and of our customer relationships over 4 years.

Critical Accounting Policies

Investments.   In accordance with U.S. GAAP, we consolidate revenues and expenses of MobiFon due to our ability to control its operations. Since our equity interest in MobiFon is currently 79.9% and was 79.0%, 79.0% and 57.7% as of March 31, 2005 December 31, 2004 and 2003, respectively, a significant part of MobiFon’s net income is allocated to minority interests.

Exchange Rates.   Our reporting currency is the U.S. dollar. On June 1, 2005, our functional currency was changed from the U.S. dollar to the Euro. On July 1, 2005, the local currency of MobiFon, the Leu, was revalued at the rate of 10,000 “old Lei” (ROL) for one “new Leu” (RON). This change has had no effect on the functional currency of MobiFon which continues to be the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction date. At the balance sheet date, monetary assets and liabilities denominated currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statement of income.

Romania had a highly inflationary economy and, accordingly, the financial statements of MobiFon for certain periods prior to 2004 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

Management periodically re-assesses the collective economic factors of the environment in which MobiFon operates, and has determined the U.S. dollar continues to be its functional currency.

MobiFon’s tariffs are currently in U.S. dollars. However, Romania is an accession candidate to the European Union and we may change our tariffs to be based on either the Euro or the Leu. Such a move may result in a change in MobiFon’s functional currency assessment and may present new exchange rate risks related to its U.S. dollar denominated debt and new hedging requirements on such debt.

Revenue Recognition.   Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment. When handsets, related equipment and access to network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among separate units of accounting based on their relative fair values. When prepaid telephone cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the customer but such revenue is deferred until the airtime is actually used by the customer or the card expires. Estimated commissions payable to dealers are recognized as an expense when earned, even if paid in installments, and are classified within selling, general and administrative expenses.

Derivative Financial Instruments.   Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company’s derivatives that are designated as hedges at March 31, 2005, December 31, 2004 and 2003 are designated as cash flow hedges.

Recoverability of Long-lived Assets.   Our business is capital intensive and property, plant and equipment, licenses and customer relationships had a carrying value as of March 31, 2005 of $570 million

($531 million as of December 31, 2004). These long-lived assets are assessed for recoverability based on our business plans, which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, technological changes, competition, foreign currency and mobile penetration rates. Changes in these key assumptions could have significant implications on our business plans.

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill.   Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the implied fair value of the reporting unit to which goodwill is assigned with its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the impairment loss, if any. In such case, the implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized. Goodwill arose principally by our acquisitions of MobiFon’s shares owned by our minority shareholders and goodwill “pushed-down” from our parent company as described below.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary generally establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW’s acquisition of 14.2% of our parent company, ClearWave, during 2003 and 2004, the Company has recorded, in our consolidated financial statements, the amounts of any goodwill and other net fair value adjustments relating to us as were recorded in the consolidated financial statements of TIW and ClearWave. As the acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.1 million is an increase of our shareholder’s equity thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.8 million.

Loyalty Program.   Post-paid customers are awarded points, based on their bill, which can be redeemed for handsets or airtime. We record an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by us in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner has been deferred until such time as the handset sale and related redemption takes place. The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors including the average percentage of customers that remain with us for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Allowance for Doubtful Accounts.   We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. We base our estimates on the aging of our accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

Purchase Price Allocation on Acquisitions.   In accordance with U.S. GAAP, our acquisitions of shares in our subsidiaries are accounted for using the purchase method whereby their aggregate consideration is allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates.

The acquisitions of 5.9% and 15.46% of MobiFon on March 17, 2004 and September 15, 2004, respectively, and the acquisition of the additional 14.2% equity interest by TIW in our parent company, ClearWave, during 2003 and 2004 were accounted for using the purchase method whereby the aggregate consideration and goodwill “pushed down” exceeded the carrying value of net assets of the Company by $510.3 million.

Specifically, the decrements to property, plant and equipment were determined based upon depreciated replacement values, customers were determined using a discounted cash flow model and we determined that the only other material fair value adjustment related to our 12.5% Senior Notes based upon their trading value. Such excess has been allocated as follows:

$
Decrement of property plant and equipment	(24,500)
Increment of customer relationships	43,100
Increment of long-term debt	(5,822)
Related deferred tax	(4,408)
Goodwill	501,952
TOTAL	510,322

There were no material differences to the final fair value adjustments. The customer relationships are being amortized using the straight-line method over a period of 4 years. The increment of long-term debt is being amortized over the term of the debt.

Revised ARPU measure

In previous periods, MobiFon has calculated ARPU as the quotient of GAAP service revenue excluding in-roaming and miscellaneous revenue and the average number of customers for the period. Subsequent to the acquisition by VIHBV, a subsidiary of Vodafone Group Plc, MobiFon now calculates ARPU as the quotient of total GAAP service revenue and the average number of customers for the period. This is the equivalent to the “average monthly service revenue per subscriber for the period” presented in previous periods. A reconciliation of ARPU as presented and the new calculation for each of the three years ended December 31, 2004, and each of the eight quarters ended March 31, 2005 is shown in the tables below. The impact of excluding in-roaming and miscellaneous revenue is calculated as the quotient of in-roaming and miscellaneous revenue and the average number of customers for the period.

	Year ended December 31,
	2004	2003	2002
	In $
ARPU as previously reported	12.96	14.35	14.19
Add back: impact of excluding in-roaming and miscellaneous revenue	1.17	1.17	1.08
ARPU based on total GAAP service revenue	14.13	15.52	15.27

	Quarter Ending March 31,		Quarter Ending December 31,		Quarter Ending September 30,		Quarter Ending June 30,
	2005	2004	2004	2003	2004	2003	2004	2003
	In $
ARPU As previously reported	12.29	12.76	12.75	13.94	13.06	15.44	12.84	14.44
Add back: impact of excluding in-roaming and miscellaneous revenue	0.95	0.99	1.11	1.13	1.39	1.39	1.11	1.20
ARPU based on total GAAP service revenue	13.24	13.75	13.86	15.07	14.45	16.83	13.95	15.64

Results of Operations

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

Service revenues reached $197.8 million compared to $147.6 million for the first calendar quarter of 2004. This $50.2 million increase in service revenues translated into a 34.0% year over year growth rate. This growth was largely attributable to a 39.2% increase in average number of customers partly offset by a decline in average revenue per user.

ARPU for the transition period was $13.24 compared to $13.75 for the same period of last year, with the decrease being primarily the result of the addition of more than 1.3 million customers during the last 12 months, of which the majority were prepaid users.

Equipment revenues rose to $11.5 million for the three months ended March 31, 2005 compared to $8.9 million for the same period in 2004 as a result of higher postpaid gross additions. Cost of equipment correspondingly rose to $17.2 million from $14.7 million for the three months ended March 31, 2005 and 2004 respectively. As a result, the gross negative margin on equipment slightly improved at $5.6 million compared to $5.8 million for the same period.

Cost of services, excluding related depreciation and amortization, as a percent of service revenue increased to 22.8% from 21.7% in the first calendar quarter of 2004. This increase is a result of higher interconnection costs associated with a higher proportion of traffic terminating on other operators’ networks.

Selling, general and administrative expenses increased from 22.1% of service revenues for the three months ended March 31, 2004 to 22.9% for the latest three month period primarily due to higher selling and marketing expenses as a percentage of service revenue. This increase was triggered by greater advertising and commissioning expenses during the quarter as we acquired more postpaid customers compared to the same period last year.

Depreciation and amortization increased to $30.0 million for the three months ended March 31, 2005, from $29.1 million for the same period in 2004, due primarily to a higher tangible asset base, partly offset by asset write-downs amounting to $1.9 million last year versus nil this year. The revenue growth and lower depreciation costs as a percentage of service revenue resulted in an operating income of $71.9 million compared to $48.0 million for the same period last year, an increase of 49.6%.

Total third party interest expense amounted to $11.7 million for the three months ended March 31, 2005, compared to $12.8 million in the same period in 2004 due to lower average debt levels at MobiFon and lower effective interest rates due primarily to margin reductions as a result of achieving certain financial ratios. Related party interest on the subordinated loans from ClearWave increased to $27.0 million for the three months ended March 31, 2005 from $15.9 million in the same 2004 period due to higher intercompany indebtedness. We recorded foreign exchange losses of $0.3 million and $0.8 million for the three month periods ended March 31, 2005 and 2004, respectively.

Income tax expense for the transition period decreased by $4.1 million to $3.1 million compared to the same period in 2004, primarily as a result of the $3.8 million increase in income tax benefits sold to our parent company. The lower tax rate in Romania offset the effects of MobiFon’s higher pre-tax income.

During the three months ended March 31, 2005, we recorded, as an offset to tax expense, income of $9.3 million from ClearWave in recognition of benefits it receives by filing a consolidated tax return with us, compared to $5.5 million for the same quarter of 2004. The Romanian government further reduced the corporate income tax rate from the 19% previously announced to 16% effective January 1, 2005. The Romanian statutory corporate income tax rate was 25% for 2004.

The $0.4 million decrease in the share of earnings allocated to minority interests in MobiFon compared to the same period in 2004 is a result of the lower percentage ownership held by minority shareholders in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our service revenues increased to $686.3 million in 2004 from $529.5 million in 2003, reflecting continued customer growth. MobiFon added 1,453,270 cellular customers in 2004 compared to 821,834 in 2003 to reach 4,910,312 customers as at December 31, 2004 compared to 3,457,042 at the end of 2003. ARPU was $14.13 for the twelve months ended December 31, 2004 compared to $15.52 in 2003. MobiFon achieved record customer growth during the fourth calendar quarter. As the telecommunication market penetration increases in Romania, there is a risk of ARPU erosion as new customers typically have lower usage. We expect the offering of value added services and continued focus on higher end postpaid and business customers to partially offset this effect.

Cost of service revenues increased as a percentage of service revenues to 21.4% in 2004 compared to 19.8% in 2003 and was $146.8 million in 2004 compared to $104.7 million in 2003. The increase was largely due to higher interconnection costs due to increased traffic, a higher proportion of calls terminating on other operator’s networks, and higher regulatory spectrum fees which are primarily related to the newly introduced universal service fee. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid customers.

Selling, general and administrative expenses increased to $163.2 million in 2004 compared to $118.9 million in the previous year or 23.7% of service revenue compared to 22.5% of service revenues for 2003. The higher expenses were predominantly in support of significant customer acquisition activity during the year as net customer additions were 76.8% higher than in 2003.

Operating income increased 32.2% to $225.6 million as compared to $170.7 million for the prior year. As a percentage of service revenues, operating income was 32.9% in 2004 compared to 32.2% in 2003.

Depreciation and amortization increased to $118.9 million in 2004 from $110.5 million in 2003. The increase was primarily due to a higher tangible asset base. As a result of the foregoing, the operating income increased to $225.6 million in 2004 from $170.7 million in 2003.

Total interest expense increased by $37.7 million to $130.2 million for the year ended December 31, 2004, as a result of a $27.5 million increase in interest incurred at the corporate level on the subordinated loans from our parent company, ClearWave, and a $10.2 million increase in third party interest as a result of interest incurred on the 12.5% Senior Notes, partially offset by lower effective interest rates on MobiFon’s credit facilities.

Higher income before income taxes at MobiFon resulted in a $13.2 million increase in income tax expense at MobiFon; this increase was partially offset by a $10.8 million increase in income from ClearWave (as a result of higher interest expense on subordinated parent company loans) in recognition of benefits ClearWave receives by filing a consolidated tax return with the Company, resulting in a net increase to income tax expense of $2.4 million. Higher income before income taxes at MobiFon was the also the primarily cause of a $7.1 million increase in the share of earnings allocated to minority interests in MobiFon.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our service revenues increased to $529.5 million in 2003 from $425.6 million in 2002, reflecting the continued customer growth. MobiFon added 821,800 cellular customers compared to 631,600 in 2002 to reach 3,457,042 customers as at December 31, 2003 compared to 2,635,208 at the end of 2002. ARPU was $15.52 for the twelve months ended December 31, 2003 compared to $15.27 in 2002. In 2003, our focus continued to be on postpaid and high value business customers. The postpaid customers at the end of December 31, 2003 were 1,294,238 compared to 941,221 at December 31, 2002, resulting in postpaid customers as a percentage of total customers at December 31, 2003 of 37.4% as compared to 35.7% as at December 31, 2002.

Cost of service revenues increased as a percentage of service revenues to 19.8% in 2003 compared to 19.1% in 2002 and was $104.7 million in 2003 compared to $81.5 million in 2002. The increase was largely due to higher site costs as a result of a greater number of sites on air and higher interconnection and roaming costs due to increased traffic and costs associated with the leasing of fiber optic capacity. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid customers.

Selling, general and administrative expenses increased to $118.9 million in 2003 compared to $94.6 million in the previous year or 22.5% of service revenue compared to 22.2% of service revenues for 2002. The higher expenses mainly reflect higher customer acquisition costs due to greater new customer additions especially in the postpaid segment.

Operating income increased 18.0% to $170.7 million as compared to $144.6 million for the prior year. As a percentage of service revenues, operating income was 32.2% in 2003 compared to 34.0% in 2002.

Depreciation and amortization increased to $110.5 million in 2003 from $86.9 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, the operating income increased to $170.7 million in 2003 from $144.6 million in 2002.

Total interest expense increased by $31.5 million to $92.6 million for the year ended December 31, 2003, as a result of a $18.6 million increase in interest incurred at the corporate level on the subordinated loan from our parent company, ClearWave, and a $12.9 million increase in third party interest as a result of interest incurred on the 12.5% Senior Notes issued at corporate level in June 2003, partially offset by lower effective interest rates on MobiFon’s credit facilities. The foreign exchange gain of $2.7 million in 2003 arose primarily from the appreciation of the Leu during the year.

Higher income before income taxes and minority interests of MobiFon was the primary cause of both a $17.6 million increase in MobiFon’s income tax expense for the year ended December 31, 2003 and a $14.0 million increase in the share of earnings allocated to minority interests in MobiFon. The $17.6 million increase in income tax expense at MobiFon was offset by $17.0 million of tax income from ClearWave in recognition of benefits ClearWave receives by filing a consolidated tax return with the Company, for a total net increase to income tax expense of $0.6 million. 2003 results include a gain on disposal of investment of $19.8 million as a result of the sale of a minority interest in MobiFon.

Liquidity and Capital Resources

Three months ended March 31, 2005 compared to the three months ended March 31, 2004

For the transition period, operating activities provided cash of $65.0 million compared to $40.2 million in the corresponding 2004 period. The primary factor contributing to the higher operating cash flow was the increase in operating income before non-cash items such as depreciation and amortization.

Investing activities used cash of $51.5 million for the quarter ended March 31, 2005 compared to $38.7 million during the same period in 2004. Our investing activities consisted primarily of the acquisition of property, plant and equipment and licenses of $49.0 million and $38.7 million for the three month periods ended March 31, 2005 and 2004, respectively, which in 2005 includes a $10.5 million payment for our UMTS license. Investing activities for the three months ended March 31, 2005 also includes the use of $2.5 million of cash in connection with the September 2004 acquisition of additional interests in MobiFon.

Financing activities used cash of $14.5 million for the transition period; this includes a scheduled repayment of MobiFon’s senior credit facility in the amount of $11.3 million and $3.2 million distributed to minority shareholders of MobiFon. During the first calendar quarter of 2004, financing activities used cash of $7.5 million and consisted of MobiFon’s first repayment of its senior credit facility.

Cash, cash equivalents and restricted short-term investments totaled $139.7 million as of March 31, 2005, including $43.4 million at the corporate level, which included $27.8 million in restricted short term investments.

Long-term debt, including current portion, at the end of March 31, 2005 was $502.4 million, comprised of $279.1 million at MobiFon and $223.3 million at the corporate level.

In March 2005, the shareholders of MobiFon approved dividends amounting to ROL 6.1 trillion ($214.9 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon’s senior loan agreements. As at March 31, 2005, the maximum payable to shareholders based on the conditions of such loan agreements was $66.3 million and accordingly, an amount of $13.9 million is reported as amounts payable to minority interests of which $12.0 million was paid on April 19, 2005 and the remainder in July 2005.

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon will be required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million was paid on March 23, 2005 and the remainder will be paid in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honor certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. We recognized an intangible asset of $30.8 million representing the discounted value of future payments of $20.3 million and a $10.5 million payment made on March 23, 2005. The associated liability is reported as long-term debt, a portion of which is current.

Following the completion of the sale of TIW’s interests in ClearWave to VIHBV on May 31, 2005, amendments were made to the currency and profile of the debt (See Note 16 to the consolidated financial statements for recent developments).

As at March 31, 2005, our total indebtedness to TIW and its affiliates amounted to $918.1 million, consisting primarily of subordinated notes.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

For the year ended December 31, 2004, operating activities provided cash of $254.0 million compared to $219.8 million in 2003. The primary factor contributing to the higher operating cash flow was higher 2004 operating income before non-cash items such as depreciation and amortization partially offset by higher interest payments on debt at the corporate level and higher taxes paid by MobiFon in 2004.

Investing activities used cash of $146.5 million for the year ended December 31, 2004, compared to $94.3 million for the year ended December 31, 2003. Our investing activities consisted primarily of acquisitions of property, plant and equipment, essentially for the expansion of our mobile network in Romania, of $135.8 million and $107.7 million in 2004 and 2003, respectively. During 2004, we also paid

$10.9 million for the acquisition of additional interests in MobiFon while in 2003 these expenditures were partially offset by net proceeds of $41.5 million received from the sale of a partial interest in MobiFon. During 2004 we received $0.3 million from releases of restricted short-term investments compared with $28.1 million in additions to restricted short-term investments in 2003.

Financing activities used cash of $104.7 million for the year ended December 31, 2004 and were comprised of $32.3 million in long-term debt repayments, $39.8 million distributed to minority shareholders of MobiFon and $32.6 million representing a partial repayment of the loans from ClearWave. For 2003 financing activities used cash of $55.0 million and were comprised of $264.8 million proceeds from debt issuance less $9.8 million in financing costs incurred, $54.1 million distributed to minority shareholders of MobiFon and $255.8 million representing a partial repayment of the loan from ClearWave.

Cash and cash equivalents, and restricted short-term investments as of December 31, 2004, including $27.8 million in restricted short-term investments, totaled $140.7 million and included $47.6 million at the corporate level. As of December 31, 2004, total consolidated indebtedness was $1.4 billion which included third party debt of $270.0 million and $223.4 million at MobiFon and the corporate level, respectively, and $899.3 million due to ClearWave. Third party debt at the corporate level includes the $5.1 million unamortized fair value adjustment which arose from TIW’s acquisition of 14.2% of our parent company ClearWave during 2003 and 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

For the year ended December 31, 2003, operating activities provided cash of $219.8 million compared to $156.1 million in 2002. The primary factor contributing to the higher operating cash flow was higher 2003 operating income before non-cash items such as depreciation and amortization partially offset by higher taxes paid by MobiFon in 2003.

Investing activities used cash of $94.3 million for the year ended December 31, 2003, compared to $100.3 million for the year ended December 31, 2002. Our investing activities consisted of acquisitions of property, plant and equipment, primarily for the expansion of our mobile network in Romania, of $107.7 million and $100.3 million in 2003 and 2002, respectively and $28.1 million in additions to restricted short-term investments. During 2003, these expenditures were partially offset by net proceeds of $41.5 million received from the sale of a partial interest in MobiFon.

Financing activities used cash of $55.0 million for the year ended December 31, 2003 and were comprised of $264.8 million proceeds from debt issuance less $9.8 million in financing costs incurred, $54.1 million distributed to minority shareholders of MobiFon and $255.8 million representing a partial repayment of the loan from ClearWave. For 2002 financing activities used cash of $57.0 million and were comprised of $42.1 million for repayment of advances from ClearWave, $10.8 million for MobiFon’s distributions paid to minority interests and financing costs of $8.6 million partially offset by $4.5 million in senior credit facility borrowings net of repayments.

Cash and cash equivalents and restricted short-term investments as of December 31, 2003, including $28.1 million in restricted short-term investments, totaled $138.1 million and included $45.0 million at the corporate level. As of December 31, 2003, total consolidated indebtedness was $981.9 million which included third party debt of $312.7 million and $220.1 million at MobiFon and the corporate level, respectively, and $449.1 million due to ClearWave.

Future Capital Requirements

We expect to have significant future capital requirements, particularly in relation to the expansion and addition of capacity to our cellular network, payments for a UMTS license and the buildout of a related UMTS network and for the servicing of our debt. We intend to finance such future capital requirements mainly from cash flow from operating activities, cash and cash equivalents on hand and restricted short-term investments.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of MobiFon. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by MobiFon in the form of loans, dividends, advances or otherwise.

The terms of MobiFon’s syndicated senior credit facility allow for distributions of cash provided from operations net of capital expenditures and scheduled debt service payments subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. Under Romanian Company Law, MobiFon can declare once per annum a dividend distribution based on earnings of the prior year, to be paid over a time period not to exceed three years. Furthermore, Romanian Company Law prohibits MobiFon from making loans to the Company if such loans are not in the interests of MobiFon.

Third party debt at the corporate level consists of our 12.5% Senior Notes, or the Notes. Interest payments on the Notes began on January 31, 2004 and are payable in cash semi-annually in arrears on each January 31, and July 31. We expect to service the Notes from the cash flows of operations of MobiFon. In order to have access to these cash flows, MobiFon will have to make distributions of which a significant portion will be paid to minority shareholders.

As at March 31, 2005, our total indebtedness to ClearWave consisted of subordinated loans payable to our parent company totaling $917.0 million. These loans are contractually subordinated to our Notes and bear interest at 14% per annum, in the case of the loan which was amended on June 27, 2003 and matures in 2030, and at 10% per annum for the new loans issued in 2004. The interest will be capitalized as long as the Notes are outstanding. We are permitted to prepay the amended loans payable to our parent, and related interest, at our option, but subject to the limitations of the indenture governing the Notes. The loans do not contain any cross-default provisions to other indebtedness and are non-assignable other than to our direct or indirect controlling shareholders. We file consolidated tax returns with ClearWave and charged ClearWave for the tax advantage that it received from the use of our interest expense. That charge is offset against the loan principal and interest payable. During the three months ended March 31, 2005 we charged ClearWave $9.3 million for this tax benefit ($5.5 million for the three months ended March 31, 2004). The amount of the loan will be decreased to the extent any taxes are levied against us as a result of filing a consolidated tax return with ClearWave. We intend to use available cash after senior debt service to reimburse part of the loans payable to our parent. As from June 2, 2005 we became part of the fiscal unity headed by VIHBV. See Note 16 to the consolidated financial statements for recent developments.

As at March 31, 2005, MobiFon had purchase commitments of approximately $13.6 million. In addition, MobiFon is committed to pay minimum annual spectrum fees and other regulatory fees totaling approximately $20.6 million.

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon is required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million was paid in March 2005 and the remainder payable in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honor certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years.

Cash capital expenditures at MobiFon were $135.8 million, $107.7 million and $100.3 million in each of the years ended December 31, 2004, 2003 and 2002, respectively and we expect some incremental capital expenditures for the initial build-out of a UMTS network. Capital expenditures for the three months ended March 31, 2005 were $38.5 million with a further $10.5 million paid in respect of the UMTS license.

Sources of Financing

At the corporate level, as at March 31, 2005, we had cash and cash equivalents of $15.5 million and restricted short-term investments of $27.8 million and we had total third party debt of $223.4 million, consisting of the 12.5% Holdings Senior Notes due 2010. The following is a summary discussion of financing activities conducted at the corporate level.

Prior to March 15, 2002, substantially all of our cash requirements were met by the proceeds from invested capital. As previously described, on March 28, 2002, we incurred a $675.0 million loan payable to ClearWave in exchange for its then 63.5% equity interest in MobiFon. Later in 2002, and in subsequent years, as described below, distributions from and the sale of a partial interest in MobiFon and the issuance of our Notes have enabled the repayment of some of this loan from ClearWave. As at March 31, 2005, the remaining loan payable to our parent company including accreted interest was $459.1 million.

During 2002, MobiFon approved aggregate distributions of $66.3 million, consisting of dividends of $27.5 million and share repurchases of $38.8 million. We received $42.0 million of these distributions in 2002 and utilized a portion of such proceeds to repay some of the advances from our parent and accrued interest thereon. In April 2003, MobiFon declared and paid a dividend of ROL 1,974 billion ($59.1 million) of which we received $33.5 million. Furthermore, in October 2003, the shareholders of MobiFon distributed $35.7 million by means of a par value reduction, of which we received $20.6 million. In March 2004, the shareholders of MobiFon approved dividends amounting to ROL 4.6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon’s senior credit agreements. In April, July and October 2004, an aggregate of $124.3 million of dividends were distributed of which we received $84.5 million. In January 2005, the remaining dividends approved in March 2004 were distributed, $12.2 million of which was paid to us. In March 2005, the shareholders of MobiFon approved dividends amounting to ROL 6.1 trillion ($214.9 million). Dividends of $57.0 million were paid in April 2005, of which we received $45.0 million. Further dividends of $50 million and $85 million were paid in July and September, respectively, of which we received an aggregate of $107.9 million.

In March 2003, we sold a 5.9% equity interest in MobiFon for a total cash consideration of $42.5 million.

On June 27, 2003, MobiFon Holdings issued a $225 million of 12.5% Senior Notes, or Notes, by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses of $9.8 million, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as short-term restricted investments on the balance sheet, and $182.5 million was distributed to ClearWave. The short-term investment consists of term deposits purchased with a maturity of less than six months. As at March 31, 2005, the debt service reserve was $27.8 million representing approximately two interest payments and the interest rates on the short-term investments held in the reserve account is 2.62%.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate of 12.5% per annum commencing on June 27, 2003 and is payable in cash semi-annually in arrears on each January 31 and July 31. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings’ future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding’s existing and future unsecured senior indebtedness. Within 30 days after July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. In September 2004, $2.3 million in principal of the Notes were repurchased pursuant to such offer. The Notes will be callable at the option of the Company after July 31, 2007, at decreasing redemption prices starting at 106.25% of the principal amount of the Notes. The indenture governing the Notes contains customary restrictive covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon or to reduce its ownership in MobiFon to below 50.1%. Furthermore, we will not be permitted to incur indebtedness in excess of the lower of $360 million or two times the last twelve months’ operating profit before depreciation and amortization.

On November 17, 2003, the Notes were exchanged for substantially identical Notes registered under the United States Securities Act.

Concurrent with issuance of the Notes, the loan payable to the parent company was amended so that it bore interest at 14%, which would be accreted so long as the Notes are outstanding; it now matures in 2030 and is contractually subordinated to the Notes. The Company is permitted to prepay the amended subordinated loan payable to parent at its option, but subject to the limitations of the indenture governing the Notes. The amended subordinated loan does not contain any cross-default provision to other indebtedness of the Company and will be non-assignable other than to direct or indirect controlling shareholders. The Company files a consolidated tax return with ClearWave and will charge ClearWave for the tax benefits that they receive from the use of the Company’s interest expense. The parties agree that the payment of this charge will be applied against the loan principal and interest payable to the parent company.

On May 20, 2005 the loans due to ClearWave, shown within the consolidated balance sheet as “long-term debt related party” were assigned by ClearWave to TAC and were amended to change the interest rate to 8% per annum. The $10.7 million advanced to ClearWave in 2003 and 2004 (see Note 13 to the consolidated financial statements) was applied against these loan balances immediately prior to their assignment to TAC.

In conjunction with the acquisition of ClearWave by VIHBV, the loans to TAC were assigned to VIHBV. On June 1, 2005 the loans were amended as follows:

•       the loan with a principal balance of $465.4 million bearing interest at 8% per annum and maturing on July 31, 2030 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 7.15% per annum;

•       the loan with a principal balance of $149.5 million bearing interest at 8% per annum and maturing on December 31, 2013 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 6.86% per annum; and

•       the loan with a principal balance of $303.1 million bearing interest at 8% per annum and maturing on December 31, 2013 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 6.86% per annum.

In future, the Company will file a consolidated tax return with other members of the Vodafone Group, however, the Company will charge VIHBV only for the tax benefits they receive from the use of the Company’s interest expense associated with the assigned loan having a principal of $465.4 million at the time of such assignment. As a result of the above significant changes in the currency of the Company’s debt and cash flows, the Company changed its functional currency from the USD to the Euro on June 1, 2005. The reporting currency of the Company and the functional currency of MobiFon remain the USD.

On June 2, 2005, the Company entered into a revolving €1 billion credit facility with VIHBV. On July 8, 2005 the facility was reduced to €200 million maturing on June 2, 2011 and bears interest at EURIBOR for the period plus a 1% margin. €137.4 million was drawn on this facility during June 2005.

This primarily relates to €113.3 million ($139 million) advanced as a U.S. dollar deposit to a Vodafone subsidiary as an economic hedge to the Company’s U.S. dollar exposure and €23.1 million ($28.1 million) was used to fund the Company’s July 1, 2005 acquisition of a further 0.9% interest in MobiFon. The balance of the loan as at September 30, 2005, including capitalized interest, was €138.8 million.

On June 7, 2005 the Company launched a tender offer for its 12.50% Senior Notes. As a result, on July 8, 2005, the Company repaid Notes with a principal amount of $16.2 million, representing 7.26% of the outstanding Notes, for total cash consideration of $20.1 million, including $0.9 million of accrued interest.

Pursuant to the terms of the Notes the Company made a change in control offer on June 29, 2005 to repay all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. The offer period closed on August 23, 2005. No Notes were submitted to the Company for redemption.

In August 2005, in accordance with the covenants governing the Notes, the Company made an offer to acquire up to $28.9 million in principal of the Notes at a purchase price equal to the principal amount of the Notes plus accrued and unpaid interest. No Notes were submitted to the Company for redemption.

As described in the overview to this Operating and Financial Review and Prospects, during 2004 and 2005, we increased our equity interest in MobiFon to 79.9% from 57.7% at December 31, 2003 for aggregate consideration of $470.5 million, $457.4 million of which was financed through additional subordinated loans from our parent company.

MobiFon

MobiFon’s cash requirements as of March 31, 2005 have been met by borrowings under its bank facilities, $258.8 million of which was outstanding at March 31, 2005 ($270 million at December 31, 2004), equity contributions of $270.6 million, all of which have been paid back to its shareholders by way of dividends and capital reductions ($300.7 million in aggregate as of March 31, 2005) and by cash generated from its operations.

MobiFon also has two uncommitted operating credit facilities totaling $20.0 million, $10.0 million each. The first $10.0 million overdraft facility, which also permits the issuance of letters of guarantee to third parties, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank’s cost of funds plus 5.0% per annum. As of March 31, 2005, December 31, 2004 and December 31, 2003, there were no outstanding borrowings under any of the facilities; however, bank guarantees of $3.6 million have been issued in favor of MobiFon under these facilities. The second $10.0 million facility is repayable on demand and bears interest at the rate of the lender’s U.S. dollar prime rate plus 3.5% per annum.

On September 2, 2005, MobiFon entered into a €200 million, senior unsecured, term credit facility. The facility was fully drawn on September 27, 2005 with the proceeds used to prepay and retire the outstanding U.S. dollar senior secured loan facilities provided to MobiFon in 2002 by the EBRD, Nordic Investment Bank, and Export Development Canada. Concurrent with the September 27, 2005 draw on the senior credit facility, MobiFon entered into a €200 million to U.S. dollar forward contract as an economic hedge to its Euro borrowing exposure.

Loans outstanding under the 2005 facility are repayable in roughly equal, semi-annual installments starting in August 2006 and maturing in August 2010.

This refinancing will achieve significant interest savings of approximately 2.0% on our borrowing. Interest will accrue on the new loans at EURIBOR plus 0.60%, which will soon decrease to EURIBOR plus 0.50% in recognition of Romania’s receipt of an investment grade rating from Standard and Poors. Interest under the 2002 facility accrued at LIBOR plus 2.5% based on our current financial ratios.

The 2005 facility also affords us greater operating flexibility as it is unsecured and contains less restrictive operating and financial covenants. Most notably, provided there is no event of default outstanding or arising, MobiFon is unrestricted in paying ordinary dividends.

On January 30, 2004, MobiFon sold its option to buy the shares of a company whose only asset consisted of a building with a net book value of $10.9 million included in buildings and leasehold improvements as at December 31, 2003 which was the subject of a sale and leaseback financing and accounted for as a $12.7 million capital lease. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective on July 4, 2004, and MobiFon has the option to renew the lease for an additional 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under the capital lease, which aggregate to $4.7 million, have been deferred and are being amortized as a reduction of rental expenses over the terms of the new leases.

Trend information

Since the formation of our company in 1997 we have experienced an increase in net customer additions, which has been the primary driver behind our continuous growth in revenues. We expect that we will continue to achieve increases in our total customers during the next several years. While we believe that the industry will continue to experience growth, we also believe that, as penetration rates increase, the pace of future customer growth will slow. Customer growth continues to be an important revenue source, and we believe that the continued addition of high-quality post-paid and prepaid customers will increase our revenue.

We expect continued growth of revenue from mobile data services as a result of the recent deployment of UMTS technology, which has enabled faster downloads for business applications and additional applications for consumer use, including video content, music and ringtones downloads, and other infotainment and multi-media services through our recently announced “Connex Play” mobile portal.

Increases in equipment revenue are generally driven by increases in mobile devices sold, which in turn is driven by gross customer additions, equipment upgrades, contract renewals and loyalty programs. We subsidize the cost of mobile handsets sold in our direct and indirect channels to reduce the customer’s up-front cost of our service and, as a result, equipment revenue is more than offset by the related cost of equipment, as we generally offer customers subsidies when they enter into a service agreement. While our equipment portfolio is predominantly low-end handsets, we have also begun selling to new and existing customers data-enabled mobile devices with color screens and camera phones, especially 3G capable devices. Although sales of these devices are subsidized, our experience has been that the additional services they enable result in higher service margins.

Cost of service is driven primarily by the increase in our customer base and the resulting increase in minutes of use served on our network. Over the past several years, minutes of use on our network has increased substantially as we add more customers and offer larger bundles of included minutes, which has in turn caused our cost of service to increase. The charges we pay our partners for connecting to and roaming on their networks has remained relatively stable over the last few years. We expect some relatively minor changes in this area as interconnect fees are subject to regulatory control. We expect our cost of service to grow consistently with trends in revenue.

Cost of equipment is primarily driven by new customer additions in the postpaid segment and upgrade to our existing customer base. As our customer base continues to grow, with the addition of 3G (UMTS) handsets and as we upgrade our continually expanding existing customer base, the number of mobile devices that we sell will continue to increase, which will result in higher cost of equipment. We expect that trend to continue. We believe that we will benefit in the prices we pay for handsets in the future as part of the Vodafone Group.

Selling, general and administrative expenses increases are driven primarily by increases in employee costs, sales and marketing costs including commissions and other general and administrative expenses. To the extent gross customer additions and new services continue to increase, we expect to continue to incur increased customer acquisition related expenses. Our commission expense increases in direct correlation to the number of new customers we add and enhanced services that we sell. We continue to seek operating efficiencies and have sought to manage our expenses and increase profitability by adding a larger proportion of customers through our direct channels, principally our company-operated stores. As we hire more sales personnel to attract and retain quality customers our employee related expenses, including sales commissions and benefits, will increase, and in order to attract those new customers, we must incur advertising and promotional expenses.

Depreciation expense is directly driven by the continued build-out and upgrading of our network. As we complete projects to increase the capacity of our mobile network for usage demand, to facilitate the introduction of new products and services and to increase the operating efficiency and productivity of our mobile network, and place assets into service, depreciation expense will increase over time.

Off-balance sheet arrangements and contractual obligations

The Company does not have any material off-balance sheet arrangements. A summary of the Company’s minimum contractual financial obligations at March 31, 2005 is shown below. Further details on the items included can be found in the audited consolidated financial statements.

	Payments due by period in $000s
Contractual obligations	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt including current portion(1)(2)	502,414	69,551	358,052	74,811	—
Related party indebtedness(3)(4)	917,026	—	—	—	917,026
Interest on long-term debt(2)	112,108	42,866	64,896	4,346	—
Interest on related party indebtedness(3)(4)	1,964,665	—	—	—	1,964,665
Operating lease commitments(5)	208,858	29,776	57,593	47,338	74,151
Purchase commitments	13,586	13,586	—	—	—
Total contractual cash obligations(6)(7)	3,718,657	155,779	480,541	126,495	2,955,842

Notes:

(1)          Long-term debt includes the future payments to the Romanian government for the UMTS license.

(2)          The 12.5% Senior Notes (“Notes”) can be called by the Company on or after July 31, 2007 at principal plus a premium of 6.25% and accrued interest. The obligations shown in the table above are calculated on the basis of the debt being called on that date, as this basis results in the lowest cash outflow for the Company. The premium of 6.25% of the principal has been shown within interest on long-term debt. Interest payments are due on January 31 and July 31 of each year and the principal must be repaid by July 31, 2010. Actual cash flows may vary from those listed above if the Company does not call the Notes and/or if bond holders redeem bonds subject to the various redemption offers the Company is required to make.

(3)          The related party indebtedness can be prepaid in whole or in part subject to the terms of the 12.5% Senior Notes. The related party indebtedness and related interest amounts are shown in the table as being payable at their respective maturity dates. Interest on these loans compounds annually and is due on final in maturity in 2013 and 2030. Actual cash flows may vary from those listed above if the Company prepays the debt.

(4)          Subsequent to March 31, 2005 there have been amendments to the terms of the underlying debt agreements including reductions in the interest rate. The amounts in the above table have been calculated based on the contractual relationship as at March 31, 2005. Actual cash flows will vary as a result of the amendments, which are discussed in Note 16 to the consolidated financial statements.

(5)          This item includes future payments for two service agreements related to the right to use fiber optic capacity described below.

(6)          Contractual financial obligations denominated in currencies other than USD are translated using the exchange rate as of March 31, 2005. Actual payments may vary from the above amounts due to changes in exchange rates.

(7)          Amounts shown above do not include items such as fair-value adjustments, as such, the balances may not tie directly to the balance sheet totals.

In addition, MobiFon is required to pay minimum annual spectrum fees and other regulatory fees currently approximating $20.6 million.

MobiFon is also committed to two long-term service agreements for the right to use “dark” fiber optic capacity and technical space. The first agreement was entered into in 2002 for a period of 17 years, and the second was entered into in 2004 for a period of 7 years. The service agreement charges are largely offset by a reciprocal agreement whereby MobiFon provides capacity on the “lit” fiber back to the primary service provider. The annual value to each of the service provider and MobiFon of the combined transactions is approximately $8.4 million and the payments and receipts are expected to largely offset one another. MobiFon is also committed to a second service agreement for the right to use “dark” fiber optic capacity and technical space, which commenced in 2004 for a period of 7 years. The estimated cost to MobiFon to enable the “dark” fiber to be utilized is $8.5 million of which $1.0 million remains to be incurred.

In March 2005, the shareholders of MobiFon approved dividends amounting to ROL 6.1 trillion ($214.9 million). The dividends do not become payable to shareholders of record as of that date until conditions for shareholder distributions are met under MobiFon’s senior loan agreements. As at March 31, 2005, the maximum payable to shareholders based on the conditions of such loan agreements was $66.3 million, of which $13.9 million is payable to minority interests of which $12.0 million was paid on April 19, 2005 and the remainder in July 2005.

Exchange Rates

We report our financial statements in dollars. We operate in Romania and a high proportion of our revenues are determined in U.S. dollars but are invoiced and paid in Lei. A substantial portion of our operating expenses are in Lei and Euros. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. Significant devaluation of the Leu to the dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations.

Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, it is possible that in the future, market conditions or regulatory restrictions may constrict our ability to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and to protect ourselves from currency rate fluctuations.

Management periodically re-assesses the collective economic factors of the environment in which MobiFon operates, and has determined the U.S. dollar continues to be its functional currency. On June 1, 2005, the Company’s functional currency was changed from the U.S. dollar to the Euro.

MobiFon’s borrowings are in dollars and tariffs are adjusted to account for the effects of the devaluation of the Leu versus the dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our future re-assessments and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future.

At the Company level, we may elect to enter hedging arrangements from time to time in the future, although we are not currently party to any such transaction and do not have a policy to systematically hedge against foreign currency fluctuations. At the MobiFon level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in dollars or Euros either because it is advantageous for MobiFon to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to MobiFon at the time.

As is described in Note 16 to the financial statements, the Company changed its functional currency from the USD to the Euro and the local currency of MobiFon, the Leu, was revalued at the rate of 10,000 “old Lei” (ROL) for one “new Leu” (RON). The reporting currency of the Company and the functional currency of MobiFon continue to be the U.S. dollar.

Inflation

Inflation has not been a material factor affecting our continuing business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of customer equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

In Romania the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, we may not always be able to mitigate the impact of inflation on our operations.

Regulatory Environment

MobiFon is one of three operators authorized to provide nationwide GSM-based mobile telecommunications services in Romania and is currently committed to paying minimum annual spectrum fees and other regulatory fees totaling approximately $20.6 million. The conditions of the licenses also require MobiFon to substantially meet the deployment plans set out in its license agreements and, in certain instances, to provide a specified level of services in its respective coverage areas. Our future performance may be affected by factors such as political changes including government actions relating to its licenses, changes in technology and competition.

We operate in regulated industries and in the normal course of business, MobiFon’s actions are subjected to scrutiny by various regulatory agencies, which, from time to time, may initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any such proceedings currently in progress will not be materially adverse to us.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Management of MobiFon Holdings B.V.

Board of Management

The board of management, the Board, has the general legal authority to represent us. The board of management must be composed of one or more members, who can be individuals or corporate entities. If a corporate entity is a member of the board of management, the director’s liability of such corporate entity shall also jointly and severally apply to each member of the board of management of such corporate entity. Certain resolutions of the board of management determined from time to time may be subject to the approval of the general shareholders meeting. Lack of such authorization does not, however, affect the authority of the board of management to legally bind us. The members of the board of management are appointed by the general shareholders meeting.

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

As at March 31, 2005, our sole shareholder, ClearWave, was the only member of our board of management. Since ClearWave was our sole managing director, its board of management assumed responsibility for our management. On May 31, 2005, ClearWave resigned and by shareholder’s resolution of that day Marinus Minderhoud, Taco van der Mast, Henri Lantsheer, Walter Hoogstraate, Erik de Rijk, Michiel Heere, Jan de Geus and Paul Stephenson were appointed as our managing directors. Biographical information related to our current managing directors is below. The board of management, on August 22, 2005, designated Erik de Rijk as our Chief Executive Officer and Michiel Heere as Chief Financial Officer.

The Company’s entire board of management acts as the audit committee of the Company. Under its terms of reference, the audit committee is required to oversee the relationships with the external auditors, to review and discuss with the auditors the annual financial statements and other filings in relation to which the auditors have performed audit or review procedures, to investigate any activity it deems necessary to carry out its duties and annually to review its terms of reference.

Prior to the closing of the sale of ClearWave to VIHBV on May 31, 2005, our board of management consisted of the members of TIWC’s management board which included Mario Bertrand, Andre Gauthier, James J. Jackson, Alexander Tolstoy, Margriet Zwarts, Kees van Ravenhorst and Yves Normand. For further details on our former board of management and our executive officers, please refer to our Annual Report on Form 20-F for the period ended December 31, 2004.

Our board of management as of May 31, 2005, post closing of the sale of ClearWave to VIHBV, consists of the following members.

Name	Municipality of Residence
Marinus Minderhoud	Roelofarendsveen, the Netherlands
Taco van der Mast	Bussum, the Netherlands
Walter Hoogstraate	Gouda, the Netherlands
Henri Lantsheer	Amsterdam, the Netherlands
Erik de Rijk	The Hague, the Netherlands
Michiel Heere	The Hague, the Netherlands
Jan de Geus	Windsor, United Kingdom
Paul Stephenson	Bristol, United Kingdom

Marinus Minderhoud, aged 59, joined the Board on May 31, 2005. Mr. Minderhoud is a former member of the executive board of ING Group N.V. He is a director of a number of other companies in the Vodafone Group and is also a member of the Supervisory Board of several Dutch companies, including Getronics N.V., Nuon N.V. and Rabobank.

Taco van der Mast, aged 56, joined the Board on May 31, 2005. Mr. Van der Mast is a director of a number of other companies within the Vodafone Group and managing director of NIB Capital Bank N.V., a merchant bank in the Netherlands. In addition, Mr. Van der Mast is a director of the Oak Fund and of Hanseatic Americas Ltd.

Walter Hoogstraate, aged 58, joined the Board on May 31, 2005. Mr. Hoogstraate has been a director of a number of companies within Vodafone Group since 1993. In addition, Mr. Hoogstraate is Managing Director of Monterey Management B.V., a subsidiary of Fortis Bank, and various other companies.

Henri Lantsheer, aged 47, joined the Board on May 31, 2005. Mr. Lantsheer has been a corporate lawyer with Ekelmans Den Hollander in Amsterdam until 2000. He is now an independent consultant and participates in several businesses. He is a director of a number of other companies in the Vodafone Group.

Erik de Rijk, Chief Executive Officer, aged 45, joined the Board on May 31, 2005. Mr. de Rijk is a director of several other companies within the Vodafone Group. Prior to the merger between Vodafone and AirTouch in 1999, he was employed in the European Head Office of AirTouch as Senior Legal Counsel and Senior Tax Counsel.

Michiel Heere, Chief Financial Officer, aged 42, joined the Board on May 31, 2005. Mr. Heere is a director of several other companies within the Vodafone Group. Prior to joining Vodafone he worked as finance controller for several BHP Billiton Group companies.

Jan de Geus, aged 43, joined the Board on May 31, 2005. He is a Senior Group Finance Manager of Vodafone Group Services Limited and a director of several other companies within the Vodafone Group. Prior to joining Vodafone he worked as financial controller for Allied Domecq Netherlands B.V.

Paul Stephenson, aged 39, joined the Board on May 31, 2005. Mr. Stephenson is a director of finance within the Vodafone Group finance function and is a director of a number of other companies in the Vodafone Group. Prior to joining Vodafone he worked for Grand Metropolitan PLC (now Diageo Plc) and PricewaterhouseCoopers.

Key Personnel at Mobifon

Liliana Solomon will be appointed as the President and Chief Operating Officer of MobiFon on December 5, 2005. Previously she was the Chief Financial Controller for Cable and Wireless UK and Chief Financial Officer for their international operations. Previously she was the Chief Financial Officer at T-Mobile UK, responsible for the day-to-day GSM operations.

Frank Slovacek, Chief Financial Officer, as of November 1, 2005 joined MobiFon He has 17 years of experience as a Finance / Accounting professional and has been a Certified Public Accountant in the United States since 1992. He was a 1988 graduate of Stephen F. Austin University in Nacogdoches, TX. He joined MobiFon in April 2003 as Controller. Previously he spent 12 years in a variety of finance and accounting positions at Trinity Industries (TRN, NYSE). Most recently he worked as CFO for European Operations, based in Arad, Romania, 3 years.

COMPENSATION OF MANAGEMENT AND OFFICERS

The directors of Telesystem International Wireless Corporation N.V, or TIWC, received no compensation for serving on their respective boards of management.

The members of our board of management as appointed on May 31, 2005 receive no compensation from the Company or MobiFon for serving on the board of management.

SEVERANCE PAYMENTS TO FORMER MANAGEMENT OF MOBIFON

Severance payments totaling $2,072,375 plus moving expenses to return to their home country will be/have been paid by MobiFon to Alexander Tolstoy (former Chairman of the Board and Chief Executive Officer of MobiFon, who resigned effective October 14, 2005), James J. Jackson (former Senior Vice President and Chief Financial Officer of MobiFon, who resigned effective November 1, 2005 and whose office came to an end November 15, 2005) and Edward Lattimore (President and Chief Operating Officer of MobiFon who will resign as of December 5, 2005 and whose office will come to an end on December 31, 2005).

SHARE OWNERSHIP OF MANAGEMENT AND OFFICERS

All of our share capital is owned directly by ClearWave. Vodafone Group Plc indirectly owns a 99.99% shareholding in ClearWave.

EMPLOYEES

As of March 31, 2005, MobiFon had a total of 1,991 employees, of whom 763 were employed in customer service, 380 were in our engineering department, 213 were employed in information systems, 421 were in our sales and marketing department and 214 were employed in general administration. None of MobiFon’s employees are subject to collective bargaining agreements. MobiFon believes that it enjoys good relations with its employees.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

All of our share capital is owned directly by ClearWave.

From May 31, 2005, the following table describes the ownership of ClearWave after the closing of the acquisition of its shares by VIHBV:

Name of Shareholder	Number of Class A Subordinate Voting Shares	Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Class B Multiple Voting Shares	Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Vodafone International Holdings B.V.	45,859,289	99.98%	38,230,950	100.00%	99.99%
Canadian Depositary for Securities Limited	9,209	0.02%	—	—	0.01%
Total	45,868,498	100.00%	38,230,950	100.00%	100.00%

Related Party Transactions

Since January 1, 2004, neither we nor our subsidiaries entered into any transaction with an insider or associate of ours, with any proposed nominee as a director or any associate or affiliate of any such insider or proposed nominee, that has or would materially affect us or any of our subsidiaries, except for transactions entered into under the following agreements:

1.                Technical Services Agreements between us, MobiFon and members of the TIW group of companies pursuant to which such members of the TIW group of companies provided services to MobiFon in areas such as engineering, information technology, marketing, human resources, finance and administration. For the three months ended March 31, 2005 and the financial year ended December 31, 2004, an aggregate amount of $2.0 million and $7.6 million, respectively, was incurred by us and our subsidiary under these agreements. In 2004, the Company also advanced $5.5 million to ClearWave (nil for the three months ended March 31, 2005) to cover expenses incurred at the corporate level, in accordance with the terms of the indenture governing the Company’s 12.50% Senior Notes due July 31, 2010. In conjunction with the acquisition of ClearWave by VIHBV, the obligations of members of the TIW group of companies were transferred to subsidiaries of Vodafone. The costs incurred by subsidiaries of Vodafone from May 31, 2005 to September 30, 2005 for these services amounted to $1.9 million.

2.                On March 17, 2004, we reacquired from a minority shareholder, the 5.9% of MobiFon sold in 2003 in exchange for the issuance by TIW of 13.0 million of its common shares. As a result of this transaction, our equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. Interest amounting to $7.6 million was accreted to this loan for the three months ended March 31, 2005 and nil was repaid ($10.9 million was accreted during the year ended December 31, 2004 and $2.1 million was repaid). On May 20, 2005, this subordinated promissory note was amended; the total amount due on that date of $149.5 million was defined as new principal amount and bore interest from that date at 8% per annum (the interest was waived until May 31, 2005, which amounted to $0.4 million). The final maturity of this note was set at December 31, 2013. Subsequent to the assignment of this note to VIHBV on May 31, 2005 as described in paragraph 5 below, this note was restated on June 2, 2005 to €121.9 million and the interest rate was amended to 6.86%.

3.                On September 15, 2004, we acquired 15.46% of the outstanding shares of MobiFon from certain minority shareholders for a combination of cash and TIW’s common shares. Under the terms of the agreement, the Company acquired 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million of its common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash paid by TIW. As a result of this transaction, our equity interest in MobiFon increased from 63.5% to 79.0%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. Interest amounting to $3.6 million was accreted to this loan during the three months ended March 31, 2005 ($8.6 million was accreted during the year ended December 31, 2004). One of the significant shareholders of TIW had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon. On May 20, 2005, this subordinated promissory note was amended; the total amount due on that date of $303.1 million was defined as new principal amount and bore interest from that date at 8% per annum (the interest, which amounted to $0.7 million, was waived until May 31, 2005). The final maturity of this note was set at December 31, 2013. Subsequent to the assignment of this note to VIHBV on May 31, 2005, as described in paragraph 5 below, this note was restated on June 2, 2005, to €247.1 million and the interest rate was amended to 6.86%.

4.                On March 28, 2002, we incurred a $675 million loan payable to ClearWave in exchange for its then 63.5% equity interest in MobiFon. With the net proceeds from a $225 million offering of 12.50% Senior Notes due July 31, 2010, or the Notes, we repaid approximately $181.9 million of the loan payable to ClearWave. Concurrent with the issuance of the Notes, the loan payable to ClearWave was amended so that it then bore interest at 14% with interest being capitalized so long as the Notes are outstanding; it now matures in 2030 and is contractually subordinated to the Notes. On May 20, 2005 the interest on the loan payable was lowered to 8%. The Company is permitted to prepay the amended subordinated loan payable to ClearWave at its option, but subject to the limitations of the indenture governing the Notes. During the three months ended March 31, 2005 $15.8 million was accreted on this loan and nil was repaid; for the year ended December 31, 2004 $61.8 million in interest was accreted and a total of $30.6 million was repaid. Until June 1, 2005 the Company filed a consolidated tax return with ClearWave and charged ClearWave for the tax benefit that they received from the use of the Company’s interest expense. That charge is offset against the loan principal and interest payable. The amount of the loan will also be decreased to the extent any taxes are levied against the Company as a result of filing a consolidated tax return with ClearWave. During the Dutch statutory 2005 book year (January 1, 2005 – June 1, 2005), the Company charged ClearWave $13.2 million for this tax benefit (($27.8 million was charged to ClearWave during the year ended, December 31, 2004; $3.6 million was charged by the Company to VIHBV, for use of the tax benefit, during the period June 2 through September 30, 2005). On May 20, 2005, this subordinated loan agreement was amended; the total amount due on that date of $465.4 million was defined as new principal amount and bore interest from that date at 8% per annum (the interest was waived until May 31, 2005, which amounted to $1.1 million). The final maturity of this loan is July 31, 2030. Subsequent to the assignment of this Note to VIHBV on May 31, 2005 as described in paragraph 5 below, this Note was restated on June 2, 2005 to €379.5 million and the interest rate was amended to 7.15%.

5.                On May 20, 2005, ClearWave assigned the three receivables described in paragraphs 2, 3 and 4 above to Telesystem (Antilles) Corporation N.V, or TAC as full repayment of debt to the same amount from ClearWave to TAC. On May 31, 2005, TAC assigned these receivables to TIWC for the same total amount and subsequently, TIWC assigned them for the same amount to VIHBV as part of the closing of the acquisition of the ClearWave shares by VIHBV.

6.                On June 2, 2005, the Company entered into a revolving €1 billion credit facility with VIHBV. On July 8, 2005, the facility was reduced to €200 million maturing on June 2, 2011 and bears interest at EURIBOR for the period plus a 1% margin. €137.4 million was drawn on this facility during June 2005. This primarily relates to €113.3 million ($139 million) advanced as a U.S. dollar deposit to a Vodafone subsidiary as an economic hedge to the Company’s U.S. dollar exposure and €23.1 million ($28.1 million) was used to fund the Company’s July 1, 2005 acquisition of a further 0.9% interest in MobiFon. For the period of June 1, 2005 to September 30, 2005, $2.3 million of interest was accrued. The balance of the loan as at September 30, 2005, including capitalized interest, was €138.8 million.

7.                The Company no longer maintains its main cash deposits in its bank accounts; it now has the majority of cash holdings on deposit with Vodafone Group Plc and a Vodafone subsidiary. The U.S. dollar equivalent of such deposits at September 30, 2005 was $138.5 million.

8.                For a description of the Contract of Association see page 60.

ITEM 8—FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited comparative annual Consolidated Financial Statements including the notes thereto, as at March 31, 2005, December 31, 2004 and 2003 and for the three months ended March 31, 2005 and for each of the years in the three-year period ended December 31, 2004, together with the auditors’ report thereon signed by Deloitte & Touche LLP, for the period ended March 31, 2005, and Ernst & Young LLP, for the periods ended December 31, 2004, 2003 and 2002 are presented at Item 18 of this report.

LEGAL PROCEEDINGS

We are involved in litigation, along with our subsidiary, from time to time in the ordinary course of our businesses. In management’s opinion, we, and our subsidiary, are not involved in any legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated) which may have, or have had in the recent past, a significant effect on our financial position or profitability.

DIVIDEND POLICY

The Company does not have a formal dividend policy.

SIGNIFICANT CHANGES

There has been no significant change since the date of our annual financial statements, other than as disclosed in Note 16—Subsequent Events, of our annual Consolidated Financial Statements for the three months ended March 31, 2005 and in our Operating and Financial Review and Prospects for the three months ended March 31, 2005.

ITEM 9—THE OFFER AND LISTING

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

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.50% per annum commencing on June 27, 2003 and is payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and rank senior in right of payment to our future subordinated indebtedness and pari passu in right of payment with all of our existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, we have an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit our ability and that of our subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, we will not be permitted to engage in activities other than primarily holding our equity interests in MobiFon nor to reduce our ownership in MobiFon to below 50.1%.

On November 17, 2003, the Notes were exchanged for substantially identical notes registered under the United States Securities Act of 1933, as amended. The Notes are listed on the Luxembourg Stock Exchange. However, there has been no trading on the Notes on the Luxembourg Stock Exchange since the listing of the Notes on August 12, 2003.

ITEM 10—ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

THE COMPANY

We were incorporated in the Netherlands under the name ClearWave Holdings B.V., on March 15, 2002 pursuant to a deed of incorporation. On June 12, 2003, we amended our articles of association, or the articles, to, among other things, change our name to MobiFon Holdings B.V.

The objects of the Company are described in article 2 of our amended articles and include:

•       to participate in MobiFon;

•       to finance, to collaborate with, to conduct the management of MobiFon and its subsidiaries and provide advice and other services;

•       to invest funds for itself or on behalf of MobiFon and its subsidiaries;

•       to provide security for the debts of MobiFon and its subsidiaries; and

•       to undertake all that which is connected to the foregoing or in furtherance thereof all in the widest sense of the words.

On June 1, 2005, we amended our articles to change the end of the financial year of the Company to March 31 of each year. We also amended the articles to allow for the then current Dutch statutory fiscal year to end on June 1, 2005.

On July 1, 2005, we made further amendments to our articles. We moved the seat of the company to Rotterdam and gave the authority to represent our company to two directors acting jointly, instead of to each director individually.

Article 9 describes the conditions relating to the transfer of shares where there is more than one shareholder. In such a case, a shareholder wishing to transfer one or more of his shares should first offer to sell such shares to the other shareholders. A price would then be agreed by the selling shareholder and the interested party/parties at which the shares on offer could be purchased by the interested party/parties. Currently this is not applicable as the Company has only one shareholder.

Articles 12 and 13 of the articles vest our shareholders with the authority to establish remuneration and other conditions of employment for the members of the board of management. The shareholders may also decide that any rules and allocations of duty established by the board of management must first be approved by the shareholders before they may be implemented.

According to article 14 of the articles the board of management is given the authority to represent the Company. In the event of a conflict of interest between the Company and one or more members of the board of management acting in a private capacity, the members of the board of management shall continue to represent the Company unless our shareholders appoint one or more other persons to represent the Company in the specific case or in general in the event of such a conflict. Any resolution of the board of management with respect to matters involving such a conflict of interest shall be subject to the approval of the shareholders.

Articles 20 and 21 describe the conditions relating to the convocation of the Company’s annual general meetings. Notice of general meetings shall be sent by the board of management to the addresses of the shareholders shown in the register of shareholders no later than on the fifteenth day prior to the day of the meeting and shall specify the subjects to be discussed at such meeting. Each shareholder shall be entitled to attend the general meetings of shareholders, to address the meeting and to exercise his voting rights. Notice of a general meeting can also be given by shareholders representing in the aggregate at least half of the Company’s issued capital. A subject for discussion of which discussion has been requested in writing not later than thirty days before the day of the meeting by one or more shareholders who individually or jointly represent at least one percent of the issued capital shall be included in the notice or shall be notified in the same way as the other subjects for discussion, provided that no important interest (zwaarwegend belang) of the Company dictates otherwise. Shareholders’ general meetings shall be held in the municipality in which the Company has its official seat. General meetings may also be held elsewhere, but in that case valid resolutions of the shareholders’ may only be adopted if all of the Company’s issued capital is represented.

MOBIFON S.A.

MobiFon Governance Structure

MobiFon’s statutes, part of its constitutive documents, set the size of the board at seven, with our appointees and Vodafone’s appointees together constituting a majority. Under MobiFon’s constitutive documents, the powers of the board are confined to responsibility for certain actions regarding MobiFon’s license and the ability to appoint and remove any of MobiFon’s officers, or change any of their duties and responsibilities, subject to the appointment rights discussed below. Other principal corporate responsibilities are vested directly in MobiFon’s shareholders or in the chief executive officer and other officers of MobiFon. MobiFon’s constitutive documents require a corporate policy of maximization of dividend payments on a year-to-year basis.

MobiFon’s statutes grant authority to make decisions regarding certain matters exclusively to the general assembly of shareholders. The general assembly of shareholders is responsible for appointing the board of management, determining MobiFon’s budget and its plan of operation for each fiscal year, making any changes in MobiFon’s corporate form or its headquarters, approving any amendments to the statutes or contract of association, and various other major business decisions. Changing MobiFon’s corporate form or its headquarters, amending the statutes, changing the dividend policy that specifies that shareholders shall maximize dividend distributions and certain other decisions not in the ordinary course of business require an affirmative vote of the holders of 75% of the outstanding shares.

As at March 31, 2005, we had an agreement with a Vodafone subsidiary, which held 20.1% of the outstanding shares of MobiFon, that required both parties to use their best efforts to achieve such consensus on certain business, financial and technical decisions. We also had the right to appoint the chief executive officer of MobiFon, who is responsible for the overall management of the affairs of MobiFon, and Vodafone had the right to appoint the chief technology officer. As part of the completion of the acquisition of 99.99% of the shareholding in ClearWave by VIHBV on May 31, 2005, this agreement was terminated.

MobiFon Contract of Association

MobiFon’s shareholders are party to a contract of association, which is deemed to form a part of MobiFon’s constitutive documents. MobiFon’s contract of association provides for certain basic agreements among shareholders, including co-sale rights on MobiFon shares, preemptive rights and an agreement not to compete with MobiFon in Romania or solicit its employees.

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

Under the contract of association, the term “transfer” is also defined to include the sale of an equity interest in an entity that directly or indirectly owns shares in MobiFon where over 25% of the fair market value of the assets held by such entity directly or indirectly consists of MobiFon shares. Any such indirect transfer will trigger a right of first refusal on a proportionate percentage of shares in MobiFon. The shares in MobiFon which are held by us constitute more than 25% of the fair market value of our total assets. As a result, under MobiFon’s contract of association, sales of our equity shares would trigger the right of the non-transferring shareholders of MobiFon to purchase a proportionate percentage of our shares in MobiFon, at comparable value. These rights may also apply upon a sale of equity shares of our parent company, ClearWave, if the shares of MobiFon that our parent holds indirectly through us represent more than 25% of the fair market value of ClearWave’s assets. ClearWave has obtained a conditional waiver of the right of first refusal by Vodafone over certain transactions affecting its equity shares, such as future primary issues of its shares made for bona fide, ordinary course financing purposes or to satisfy certain existing contractual rights, and subsequent resales of these shares.

In consideration for the waiver, ClearWave’s parent at that time, TIW, agreed with Vodafone that TIW or its affiliates would control the voting of the shares in MobiFon held by us or our affiliates. TIW further agreed to directly or indirectly maintain voting control of ClearWave except as provided below. This agreement is now no longer relevant due to the completion of the acquisition of TIW’s interests in ClearWave on May 31, 2005. We and TIW had also agreed that for so long as Vodafone continues to hold at least 10% of the outstanding equity of MobiFon:

•       In the event of a change of voting control of ClearWave, TIW would have ensured and we will ensure that Vodafone’s right of first refusal over MobiFon shares will be exercisable for a number of MobiFon shares equal to the greater of:

•        the number of MobiFon shares determined by the contract of association to be covered; and

•        the lesser of (a) the number of such shares required to increase Vodafone’s equity interest in MobiFon to 50.1%, and (b) 30% of MobiFon’s issued equity.

Vodafone’s right of first refusal continues to apply in respect of any direct transfer of MobiFon shares that we hold or of any indirect transfer of MobiFon shares through the sale of our equity shares.

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

2.     Equity Agreement dated June 27, 2003, between Telesystem International Wireless Inc., Telesystem International Wireless Corporation N.V., ClearWave N.V. and Goldman, Sachs & Co. and Lazard Frères & Co. LLC. relating to the purchase by Goldman, Sachs & Co. and Lazard Frères & Co. LLC of the 12.50% Senior Notes due 2010.

3.     Purchase Agreement dated June 25, 2003, between MobiFon Holdings B.V., Goldman, Sachs & Co. and Lazard Frères & Co. LLC providing for the issuance and sale by MobiFon Holdings B.V. of $225 million in 12.50% Senior Notes due July 31, 2010.

4.     English translation of the License for the use of the numbering resources awarded to MobiFon S.A. on March 18, 2005.

5.     License for the use of radio-electric frequencies to provide 3G mobile public communications networks and services awarded to MobiFon S.A. on March 31, 2005.

6.     Subordinated Loan Agreement dated June 27, 2003, between ClearWave N.V. and MobiFon Holdings B.V. for a principal amount of US$ 616,771,791.00 as amended from time to time. This Subordinated Loan Agreement is now recorded in an agreement dated May 20, 2005, and the position of ClearWave as lender has in a number of steps been assigned to Vodafone International Holdings B.V.

7.     Share Transfer Agreement, dated February 10, 2004, between the Company, EEIF Melville B.V. and Telesystem International Wireless Inc. providing for the transfer of 11,135,555 common shares in the capital of MobiFon S.A. by EEIF Melville B.V. to the Company.

8.     Promissory Note, dated March 17, 2004, between MobiFon Holdings B.V. and Telesystem International Wireless Inc. in the amount of $138.7 million, as amended from time to time. This Promissory Note is now recorded in an agreement dated May 20, 2005, and the position of ClearWave as lender has in a number of steps been assigned to Vodafone International Holdings B.V.

9.     Share Transfer Agreement, dated July 22, 2004, between, inter alia, MobiFon Holdings B.V., Deraso Holdings B.V., Devaynes Holdings Limited, Upson Enterprises Limited, Emporiki Venture Capital Emerging Markets Limited and shareholders of Deraso Holdings B.V., relating to the acquisition by us of 15.46% equity interest in MobiFon S.A. in exchange for 28,358,499 common shares of Telesystem International Wireless Inc. and $36.6 million in cash.

10.   Promissory Note, dated September 17, 2004, between MobiFon Holdings B.V. and Telesystem International Wireless Inc. in the amount of $290.6 million, as amended from time to time. This Promissory Note is now recorded in an agreement dated May 20, 2005, and the position of ClearWave N.V. as lender has in a number of steps been assigned to Vodafone International Holdings B.V.

11.   Share Purchase Agreement between MobiFon Holdings B.V. and Dargate Ltd. dated June 30, 2005, pursuant to which we acquired 1,711,012 shares representing a 0.9% equity interest in MobiFon S.A. from Dargate Ltd for an amount of USD 28,100,000 on July 1, 2005.

12.   Deed of Discharge dated October 5, 2005, between, inter alia, MobiFon Holdings B.V., Vodafone Europe B.V., MobiFon S.A., the European Bank for Reconstruction and Development, Export Development Canada, Nordic Investment Bank and others, pursuant to which the pledge of the shares in MobiFon S.A. and various other security measures were discharged and terminated.

13.   Share Purchase Agreement dated July 1, 2005, between Margriet Zwarts and Erik de Rijk, relating to the acquisition by Erik de Rijk of a 0.000000256 equity interest in MobiFon S.A. representing 1 (one) nominative Share.

14.   Share Purchase Agreement dated July 1, 2005, between Andre Gauthier and Michael Heere, relating to the acquisition by Michael Heere of a 0.000000256 equity interest in MobiFon S.A. representing 1 (one) nominative Share.

15.   Share Purchase Agreement dated July 1, 2005, between Bruno Ducharme and Maria Bakker, relating to the acquisition by Maria Bakker of a 0.000000256 equity interest in MobiFon S.A. representing 1 (one) nominative Share.

16.   Euro 200 million Facility Agreement dated September 2, 2005, for MobiFon S.A. with Bank Austria Creditanstalt AG, Citibank N.A., Commerzbank Aktiengesellschaft, ING Bank N.V. and Raiffeisen ZentralBank Osterreich AG acting as Mandated Lead Arrangers and ING Bank N.V. London branch acting as Agent.

17.   Deed of transfer of shares and assignment of claim dated May 31, 2005 whereby Vodafone International Holdings B.V. and Telesystem International Wireless System Inc. have agreed to the transfer of the shares held by Telesystem International Wireless System Inc. in the capital of ClearWave N.V. to Vodafone International Holdings B.V. and agreed that the outstanding claim of Telesystem International Wireless Corporation N.V. of US$917,928,403.00 against the Company be assigned to Vodafone International Holdings B.V.

18.   Euro 1 billion Revolving Credit Facility Agreement between Vodafone International Holdings B.V. and the Company dated June 2, 2005.

19.   Amendment to Euro 1 billion Revolving Credit Facility Agreement of June 2, 2005, dated July 8, 2005, between the Company and Vodafone International Holdings B.V. to change the Commitment Termination Date to June 2, 2011 and to reduce the maximum amount of the Facility to Euro 200 million.

20.   Escrow Agreement dated June 30, 2005, between Dargate Ltd, the Company, MobiFon S.A. and Radu Rizoiu for the proper transfer of the 1,711,012 shares in the capital of MobiFon S.A. from Dargate Ltd. to the Company, as agreed in the Share Purchase Agreement of June 30, 2005.

21.   Declaration of the Company dated July 1, 2005 indicating that the 1,711,012 shares in the capital of MobiFon S.A. acquired from Dargate Ltd. remain the object of the Security Agreement Over Shares dated August 27, 2002.

22.   Offer to Purchase for Cash Any and All Outstanding Series A 12.50% Senior Notes due 2010 dated June 7, 2005.

23.   Deed of Undertaking of Adherence dated May 26, 2005, relating to the Share Retention and Subordination Deed between MobiFon S.A., Telesystem International Wireless Inc., Telesystem International Wireless Corporation N.V., Vodafone Europe B.V., ClearWave N.V., the Company, Vodafone Technical Services, Export Development Canada, Nordic Investment Bank, European Bank for Reconstruction and Development and Vodafone Group Plc.

24.   Agreement and Deed of Assignment dated May 20, 2005, between ClearWave N.V., the Company and Telesystem (Antilles) Corporation N.V. whereby ClearWave N.V. assigns its three claims on the Company, being the US$ 465,350,458.00 Subordinated Loan Agreement, the US$ 149,515,498.00 Promissory Note and the US$ 303,062,447.00 Promissory Note, to Telesystem (Antilles) Corporation N.V.

25.   Subordinated Loan Agreement dated May 20, 2005, between ClearWave N.V. and the Company for the amount of US$ 465,350,458.00 from ClearWave N.V. to the Company agreeing to amend and restate the terms and conditions of the Loan in connection with the issuance of 12.50% Senior Notes due July 30, 2010.

26.   Amendment to the US$ 465,350,458.00 Loan Agreement, dated May 20, 2005, between the Company and Vodafone International Holdings B.V. signed on June 1, 2005, amending the amount of the facility from US$ to € 379,475,216.50 and amending the interest rate from 8% to 7.15%.

27.   Amendment to the US$ 149,515,498.00 Loan Agreement, dated May 20, 2005, between the Company and Vodafone International Holdings B.V. signed on June 1, 2005, amending the amount of the facility from US$ to € 121,924,078.94 and amending the interest rate from 8% to 6.86%.

28.   Amendment to the US$ 303,062,447.00 Loan Agreement, dated May 20, 2005, between the Company and Vodafone International Holdings B.V. signed on June 1, 2005, amending the amount of the facility from US$ to € 247,135,649.51 and amending the interest rate from 8% to 6.86%.

29.   Termination Agreement dated May 31, 2005, between Telesystem International Wireless Corporation N.V., the Company and Vodafone Europe B.V. for the termination of the Cooperation Agreement of November 29, 1996, and the Adherence to Cooperation Agreement dated July 24, 2002.

30.   Tax Sharing Agreement dated March 15, 2004, between ClearWave N.V. and the Company to agree upon the determination of the financial consequences of filing the corporation tax return as a fiscal unity as created on March 15, 2002.

EXCHANGE CONTROLS

There are currently no limitations, either under the laws of the Netherlands or in our articles of association, on the rights of non-residents of the Netherlands to hold or vote our securities other than those that apply to holders that are resident in the Netherlands. Cash distributions, if any, payable in Euros on our securities may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions. Cash distributions, if any, on our securities will be paid in U.S. dollars converted at the rate of exchange at the close of business on the date fixed for that purpose by the board of management in accordance with our articles of association.

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

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of notes. This discussion deals only with holders that hold notes as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” This discussion does not address any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that mark-to-market their securities, tax-exempt entities, tax-deferred or other retirement accounts, persons subject to the alternative minimum tax, persons that hold notes as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, certain U.S. expatriates or U.S. holders (as defined below) that have a functional currency other than the U.S. dollar.

This discussion is based on the Code, income tax regulations issued under the Code, and judicial and administrative interpretations of the Code and the income tax regulations, all as of the date hereof. All of the foregoing are subject to change at any time, and any change could be retroactive.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes:

•       an individual who is a citizen or resident of the United States,

•       a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia,

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•       a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

If a partnership holds notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that hold notes should consult their tax advisors.

As used herein, a “non-U.S. holder” is a beneficial owner of notes that is not a U.S. holder.

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

U.S. Holders

Original Issue Discount

Because we will be required to use a portion of excess cash under the indenture governing the Notes, if any, to offer to redeem a portion of the Notes, and because those redemption payments will be contingent, we intend to take the position that applicable Treasury Regulations regarding contingent payment debt instruments should apply to the Notes, requiring us to construct a projected payment schedule for the Notes. U.S. holders generally will recognize all interest income with respect to a note on a constant yield basis based on this projected payment schedule (without regard to the timing of cash payments denominated as interest), subject to certain adjustments if actual contingent payments differ from those projected. Such interest income is treated as “original issue discount” or “OID.”

The projected payment schedule will include each noncontingent payment and a projection of the amount and timing of each contingent payment on the Notes as of the issue date. The projected payment schedule must produce the “comparable yield,” which is the yield at which we would issue a fixed rate debt instrument with terms and conditions similar to those of the Notes. The amount of OID that accrues during each accrual period is the product of the “comparable yield” (adjusted for the length of the accrual period) and the “adjusted issue price” of the Notes at the beginning of each accrual period. The “adjusted issue price” of a note is equal to its issue price (i.e., the first price at which a substantial amount of the Notes are sold to the public for cash), increased by OID previously accrued on the note (determined without regard to any adjustments described below), and decreased by the amount of noncontingent payments and the projected amount of any contingent payments previously made on the note. Except for adjustments made for differences between actual and projected payments, the amount of OID included in income by a U.S. holder is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year (or portion thereof) on which the holder held such note. The “daily portions” of OID are determined by allocating to each day in any accrual period a ratable portion of the OID attributable to that accrual period. To the extent that a payment made in respect of the Notes is consistent with the projected payment schedule, the receipt of any such payment will not be separately included in income. If the total actual payments exceed the total projected payments in a tax year (a “net positive adjustment”), U.S. holders will generally be required to treat such excess as additional OID includible in gross income for such tax year. If the total actual payments are less than the total projected payments in a tax year (a “net negative adjustment”), U.S. holders will be required to reduce the amount of OID that they would otherwise account for by the amount of such difference. If the net negative adjustment exceeds the amount of OID for the taxable year that the U.S. holder would otherwise account for, such excess will be treated as ordinary loss to the extent that the U.S. holder’s total OID inclusions with respect to the note exceed the total net negative adjustments treated as ordinary loss on the note in prior taxable years. Any remaining excess will be a “negative adjustment carryforward” and treated as a negative adjustment in the succeeding tax year. If a note is sold, exchanged or retired, any negative adjustment carryforward from the prior year will reduce the U.S. holder’s amount realized on the sale, exchange or retirement. If a U.S. holder purchases notes at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. holder must reasonably allocate the adjustment over the remaining term of the notes by reference to the accruals of OID at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the notes pro rata with the accruals of OID at the comparable yield. You should consult your tax advisor regarding these allocations. Because the yield to maturity of the notes, for U.S. federal income tax purposes, will be determined by assuming that the projected payments will be made on specific dates, U.S. holders will likely be required to include amounts of OID in income prior to the receipt of cash payments attributable to such OID.

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

Sale, Exchange or Retirement of Notes

A U.S. holder will generally recognize gain or loss upon the sale or other taxable disposition of a note in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received in exchange therefore, reduced by any negative adjustment carryforward (as described above), and (ii) the U.S. holder’s adjusted tax basis in such note. A U.S. holder’s adjusted tax basis in a note generally will be equal to the price paid for such note, increased by the amount of OID previously accrued on the note (determined without regard to any adjustments to OID accruals described above, other than adjustments to reflect any purchase discount or premium described above) and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made on the note. If a note is sold or otherwise disposed of when there are remaining contingent payments under the projected payment schedule, then any gain recognized upon such sale or other disposition will be ordinary interest income, while any loss recognized will be ordinary loss to the extent the U.S. holder’s total interest inclusions on a note exceed the total net negative adjustments on the note that the U.S. holder took into account as ordinary loss under the rules described above, and any additional loss will generally be a capital loss. If, however, a note is sold or otherwise disposed of after there are no remaining contingent payments due on the notes under the projected payment schedule, the resulting gain or loss will generally be capital gain or loss and will be long-term if the note had been held for more than one year. Generally, for U.S. holders who are individuals, long-term capital gains are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to restrictions.

Non-U.S. Holders

Subject to the discussion of backup withholding below, interest paid and OID on notes held by a non-U.S. holder, and gain recognized by a non-U.S. holder on the sale, exchange or retirement of notes, will not be subject to U.S. federal income tax unless the interest or gain is “effectively connected” with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required under an applicable income tax treaty, is attributable to a permanent establishment maintained in the United States by the non-U.S. holder), or, in the case of gain recognized by a non-U.S. holder who is an individual, he or she is present in the United States for a total of 183 days or more during the taxable year in which such gain is recognized and certain other conditions are met. A corporate non-U.S. holder may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on any “effectively connected” interest paid, OID or gain recognized on the notes.

Backup Withholding Tax and Information Reporting Requirements

A U.S. holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at the applicable rate on, and to information reporting requirements with respect to, payments of principal, interest or OID on, and to proceeds from the sale, exchange or retirement of, notes. In general, if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s regular U.S. federal income tax liability or refunded by the Internal Revenue Service.

Non-U.S. holders are generally exempt from information reporting and backup withholding provided, if necessary, they demonstrate their exemption. Any backup withholding tax generally will be allowed as a credit or refund against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

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

This summary is based on the tax laws of the Netherlands as in effect on the date of this document, as well as regulations, rulings and decisions of the Netherlands and its taxing and other authorities available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

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

Tax on Income and Capital Gains

A holder of a note will not be subject to Dutch taxation on income or capital gains in respect of any benefit derived or deemed to be derived from that note, including any payment under the notes and any gain realized in the disposal of the notes, provided that such holder of a note:

(i)            is neither a tax resident nor deemed to be a tax resident of the Netherlands, nor, if such holder is an individual, has elected to be taxed as a resident of the Netherlands; and

(ii)        does not have an enterprise, or an interest in an enterprise, which is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which or to whom such (deemed) income or capital gains are attributable or are deemed attributable; and

(iii)    is not entitled to a share in the profits of and does not have an interest in an enterprise effectively managed in the Netherlands other than by way of the holding of securities or through an employment contract, to which enterprise the (deemed) income or capital gains are attributable; and

(iv)      in the case such holder is an individual, such income or capital gains do not qualify as benefits from miscellaneous activities (“resultaat uit overige werkzaamheden”) in the Netherlands, which, for example, would be the case if an individual performs activities in the Netherlands with respect to the notes that exceed normal asset management (“normaal, actief vermogensbeheer”); and

(v)          in the case such holder is an individual, does not have, and certain persons related or deemed related to that holder do not have, directly or indirectly, a substantial interest, as defined in the

Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the Company, or in any entity that has, or that is part of a cooperation (“samenwerkingsverband”) that has, legally or in fact, directly or indirectly, the disposition of any part of the proceeds of the notes; and

(vi)      in the case such holder is not an individual, does not have, directly or indirectly, a substantial interest or a deemed substantial interest, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the company (unless the holder of the notes and the company qualify for the application of the June 3, 2003 EU directive regarding interest and royalty payments between associated enterprises as implemented in Article 17A-2 of the Dutch Corporate Income Tax Act 1969), or, in the event that the holder does have such interest, it forms part of the assets of an enterprise.

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

DOCUMENTS ON DISPLAY

Any documents referred to in this Annual Report may be inspected at our executive office at Rivium Quadrant 173 – 177, 15th floor, 2909 LC Capelle aan den IJssel, the Netherlands. You may read and copy annual reports, current reports and other information we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. We file our annual reports, current reports and other information electronically with the SEC. You may access information about us on the SEC’s website at www.sec.gov.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We have used loans from our parent, Senior Notes and bank credit facilities to finance our operations. These on-balance sheet financial instruments expose us to interest rate risk and market price risk. Additionally, we have interest swaps which also expose us to market price risk.

The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, advances to parent company, amounts payable to minority interests, accounts payable, accrued liabilities, including accrued interest payable and accrued dealers’ commissions, and income and value added taxes payable approximate their fair values due to the short-term maturities of these instruments. The fair values of the loans from ClearWave were not determinable because it could not be determined when they would be reimbursed. These loans have now been reimbursed and replaced with loans from VIHBV, the immediate parent of ClearWave. Cash equivalents and restricted short-term investments during the period consisted of term deposits and highly liquid debt instruments purchased with maturity of six months or less. The fair value of the Company’s 12.50% Senior Notes, as at March 31, 2005, was approximately $272.9 million and the fair value of the portion of the MobiFon’s secured senior credit facility for which the interest rate has been fixed approximates $84.7 million. The fair value of the UMTS liability owed to the Romanian Government is generally not determinable because of the rarity of similar transactions in Romania: however, since such liability was established in March 2005, its fair value at March 31, 2005 approximates to its carrying value. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

As at March 31, 2005, most of our outstanding financial obligations, other than those referred to above, in monetary terms, were of a variable-rate nature. However, as noted above, MobiFon used interest swap agreements during the three month period to hedge some interest rate exposure associated with variable-rate on-balance sheet financial instruments. We have not entered into any such arrangements for the purposes of trading or speculation.

We report our financial statements in dollars and virtually all of our revenues and a substantial portion of our operating expenses are in Lei and Euros. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. Significant devaluation of the Leu to the dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in Romania. We do not anticipate any near-term changes in the nature of our market risk exposures or in management’s objectives and strategies with respect to managing such exposures.

Romania had a highly inflationary economy, and accordingly, the financial statements of MobiFon for certain periods prior to 2004 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Management periodically re-assesses the collective economic factors of the environment in which MobiFon operates and has determined the U.S. dollar continues to be its functional currency. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our future re-assessments of MobiFon’s functional currency and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future. For the three month period ended March 31, 2005, our subsidiary in Romania recorded net foreign exchange losses of $0.5 million.

The following table provides information about our market risk exposure associated with fluctuations in interest rates and foreign currency exchange rates. The information in the table pertains to the Company and MobiFon. The table presents principal cash flows and related interest rates by year of maturity for our bank facilities in effect as at March 31, 2005. The table excludes amounts related to facilities that had not been drawn upon as at March 31, 2005 and amounts related to parent company loans. For the interest rates swap agreements, the table presents notional amounts and the related reference interest rates by year of maturity. Fair values included herein, as at March 31, 2005, have been determined based on:

•       quoted market prices for the 12.5% Senior Notes;

•       the carrying value for variable rate portions of bank credit facilities; and

•       estimates obtained from dealers to settle interest rate swap agreements.

Expected Maturities as of March 31, (in thousands of dollars)

Interest Rate Exposure	2006	2007	2008	2009	2010	2011	Thereafter	Total of all maturities	Fair Value 03/31/05	Fair Value 12/31/04
Long-Term Debt:
Fixed rate principal repayment(1)	16,147	21,116	248,834	22,357	—	—	—	308,454	357,522	353,200
Average interest rate on loans outstanding	10.98%	11.27%	11.08%	6.61%	—	—	—	—	—	—
Variable rate principal repayment(2)	32,603	42,634	52,666	45,143	—	—	—	173,046	173,046	180,570
Average interest rate on loans outstanding	5.14%	5.14%	5.14%	5.14%	—	—	—	—	—	—
Swaps and Options:
Variable to Fixed Interest Rate Swaps:
Notional principal outstanding	91,000	63,375	29,250	—	—	—	—	—	—	—
Notional principal amount maturing	21,075	27,625	34,125	29,250	—	—	—	112,075	1,265	(217)
Average pay rate	3.62%	3.62%	3.62%	3.62%	—	—	—	—	—	—
Average receive rate	2.64%	2.64%	2.64%	2.64%	—	—	—	—	—	—
UMTS License Liability
Discounted liability outstanding	16,890	13,086	9,017	4,662	—	—	—	20,314	20,314	—
Annual payment	4,900	4,900	4,900	4,900	4,900	—	—	—	—	—
Effective rate of interest	7.00%	7.00%	7.00%	7.00%	7.00%	—	—	—	—	—

(1)    The 12.5% Senior Notes, having a principal amount of $222,750 as of March 31, 2005, can be called by the Company on or after July 31, 2007, at principal plus a premium of 6.25% and accrued interest. The principal repayment shown in the table is based on the assumption that the debt is called on that date, as this basis results in the lowest cash outflow for the Company. Actual principal repayments may vary from those listed above if the Company does not call the Notes and/or if the bond holders redeem bonds subject to the various redemption offers the Company is required to make.

(2)    The MobiFon Senior Credit Facility, as described in Note 7, was refinanced on September 27, 2005. The related interest rate swaps were also terminated at this time. See subsequent events Note 16 of Item 18 for detail.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

The Company did not file its quarterly report for the quarter ended 30 June 2005 within the filing deadline imposed by the indenture relating to its $225 million 12.50% Notes. However, the Company is not technically in default under the indenture and is not in breach of any SEC filing deadlines.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

ITEM 15—CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, we conducted an evaluation (under the supervision and with the participation of our management, including our chief executive and chief financial officers, pursuant to Rule 13a-15 promulgated under the Exchange Act) of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive and chief financial officers concluded that as of the evaluation date, such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. During the period covered by this transition report, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that it does not have an audit committee financial expert. It believes that the members of the Board acting together as audit committee, have the appropriate recent and relevant financial experience.

ITEM 16B—CODE OF ETHICS

The Company has adopted a corporate Code of Ethics for the chief executive officer, the chief financial officer and persons performing similar functions. The Code of Ethics is filed as an exhibit to this report. Copies of the Code of Ethics can be obtained without charge, upon request, from Rivium Qudrant 173-177, 15th Floor, 2909 LC Capelle aan den IJssel, the Netherlands.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

On a consolidated basis, aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees, including expenses, paid to Ernst & Young LLP and affiliate offices in the last two fiscal years and the transition period amounted to the following:

	Three months ended March 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	$	$	$
Audit Fees	211,132	386,500	268,500
Audit-Related Fees	48,706	204,900	236,300
Tax Fees	19,087	99,300	79,500
Other Fees	—	8,200	36,900
Total	278,925	698,900	621,200

Audit fees

Fees for audit services include fees associated with the annual audit, the reviews of the Company’s quarterly reports and statutory audits required internationally.

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

Pre-approval policy summary

Our management board is responsible for elaborating and implementing our pre-approval policy for audit and permitted non-audit services. The management board pre-approves all audit and permitted non-audit services to be provided by Deloitte & Touche LLP, who were appointed our principal accountant on September 22, 2005. Should there be an immediate requirement for the provision of audit or non-audit services which have not been pre-approved, the chief financial officer will consult with an independent member of the management board for pre-approval.

ITEM 16D—EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
MobiFon Holdings B.V.

We have audited the accompanying consolidated balance sheet of MobiFon Holdings B.V. and its subsidiary (the “Company”) as of March 31, 2005, and the related consolidated statements of income and comprehensive income, cash flows, and shareholder’s deficiency for the three month period then ended. Our audit also included Schedule I, as of March 31, 2005, and for the three month period then ended, included at Item 18. These financial statements and this financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MobiFon Holdings B.V. and its subsidiary as of March 31, 2005, and the results of their operations and their cash flows for the three month period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

London, England
November 29, 2005

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF MANAGEMENT AND SHAREHOLDER OF MOBIFON HOLDINGS B.V.

We have audited the accompanying consolidated balance sheets of MobiFon Holdings B.V., as at December 31, 2004 and 2003 and the related consolidated statements of income and comprehensive income, cash flows and shareholder’s deficiency for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of MobiFon Holdings B. V.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the MobiFon Holdings B.V., as of December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Montréal, Canada
February 22, 2005

MOBIFON HOLDINGS B.V.
CONSOLIDATED BALANCE SHEETS

	As at March 31,	As at December 31,
	2005	2004	2003
	$	$	$
	(In thousands of U.S. dollars)
ASSETS (Note 7)
Current assets
Cash and cash equivalents	111,834	112,842	109,989
Short-term investments—Restricted (Note 7)	27,844	27,844	28,125
Trade debtors, net (Note 9)	66,122	66,536	52,158
Inventories, net	13,540	8,026	7,272
Prepaid expenses	17,484	6,579	6,509
Deferred income tax asset (Note 10)	1,362	659	1,060
Advanced to parent company—TIW Group (Note 13)	10,696	10,696	5,196
Other current assets	2,266	2,820	1,114
Total current assets	251,148	236,002	211,423
Property, plant and equipment, net (Note 5)	459,175	446,321	450,629
Licenses, net (Note 5)	75,720	46,586	53,311
Customer relationships, net (Note 5)	35,428	38,121	—
Goodwill (Notes 4)	543,661	545,094	43,142
Deferred financing and other costs	15,832	15,253	17,775
Deferred income tax asset (Note 10)	3,387	9,429	—
Total assets	1,384,351	1,336,806	776,280
LIABILITIES AND SHAREHOLDER’S DEFICIENCY
Current liabilities
Accounts payable—Trade	44,079	23,651	23,843
Accounts payable—TIW Group (Note 13)	1,111	1,047	200
Income and value added taxes payable	34,202	39,139	21,053
Accrued interest payable	7,883	15,287	18,489
Accrued dealers’ commissions	9,011	15,902	8,438
Other accrued liabilities	22,814	27,060	14,451
Deferred revenues	22,978	20,223	13,329
Current portion of long-term debt (Note 7)	53,381	45,000	42,700
Distribution payable to minority interests (Note 4)	13,905	3,198	—
Total current liabilities	209,364	190,507	142,503
Deferred income tax liability (Note 10)	6,785	14,151	2,660
Long-term debt (Note 7)	449,033	448,389	490,057
Long-term debt related party (Notes 1, 4, 7 and 13)	917,026	899,311	449,105
Derivative financial instruments and other non-current liabilities (Note 15)	5,786	6,042	2,609
Total liabilities	1,587,994	1,558,400	1,086,934
Minority Interests	54,732	56,471	107,534
Shareholder’s deficiency
Share capital (Note 8) 18,000 common shares	16	16	16
Retained earnings	96,332	77,679	64,807
Difference between counterpart given and carrying value of capital transactions with parent company (Note 4)	(355,783)	(355,783)	(481,929)
Accumulated other comprehensive income (loss)
Accumulated changes in fair value of interest rate swaps (Note 15)	1,060	23	(1,082)
Total shareholder’s deficiency	(258,375)	(278,065)	(418,188)
Total liabilities and shareholder’s deficiency	1,384,351	1,336,806	776,280

The accompanying notes are an integral part of these consolidated financial statements

MOBIFON HOLDINGS B.V.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three months ended March 31,	Years ended December 31,
	2005	2004	2003	2002
	$	$	$	$
	(In thousands of U.S. dollars)
Revenues
Services	197,812	686,283	529,520	425,567
Equipment	11,542	37,212	28,531	21,215
	209,354	723,495	558,051	446,782
Costs
Cost of services, excludes related depreciation and amortization of $27,269 (2004—$113,925; 2003—$110,458; 2002—$86,920)	(45,050)	(146,755)	(104,714)	(81,462)
Cost of equipment	(17,185)	(69,060)	(53,301)	(39,160)
Selling, general and administrative expenses (Notes 9 and 13)	(45,280)	(163,163)	(118,906)	(94,613)
Depreciation and amortization (Note 9)	(29,962)	(118,904)	(110,458)	(86,920)
Operating income	71,877	225,613	170,672	144,627
Interest expense—Third party (Note 9)	(11,709)	(48,964)	(38,772)	(25,912)
Interest expense—Related party (Note 9)	(27,008)	(81,276)	(53,801)	(35,194)
Interest and other income	911	2,391	1,452	1,464
Foreign exchange (loss) gain	(316)	(312)	2,747	(2,008)
Loss related to extinguishment of debt (Note 7)	—	—	—	(10,100)
Gain on disposal of investment (Note 4)	—	—	19,821	—
Income before income taxes and minority interests	33,755	97,452	102,119	72,877
Income taxes (Note 10)	(3,062)	(35,355)	(32,923)	(32,272)
Income before minority interests	30,693	62,097	69,196	40,605
Minority interests	(12,040)	(49,225)	(42,155)	(28,131)
Net income	18,653	12,872	27,041	12,474
Change in fair value of interest rate swaps, net of tax of $210 (2004—$699; 2003—$189; 2002—NIL) and of minority interests of $135 (2004—$661; 2003—$246; 2002—$230) (Note 15)	1,037	1,105	644	45
Comprehensive income	19,690	13,977	27,685	12,519

The accompanying notes are an integral part of these consolidated financial statements

MOBIFON HOLDINGS B.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,	Years ended December 31,
	2005	2004	2003	2002
	$	$	$	$
	(In thousands of U.S. dollars)
OPERATING ACTIVITIES
Net income	18,653	12,872	27,041	12,474
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	29,962	118,904	110,458	86,920
Accreted interest on long-term debt	—	—	—	1,984
Accreted interest on subordinated loans from parent company	27,008	81,276	53,801	35,194
Income tax benefits sold to the parent company (Note 10)	(9,293)	(27,792)	(16,987)	—
Minority interests	12,040	49,225	42,155	28,131
Gain on disposal of investment (Note 4)	—	—	(19,821)	—
Amortization/write-off of deferred financing costs	937	3,031	1,135	7,441
Other non-cash items	(1,081)	(393)	943	3,450
Changes in operating assets and liabilities (Note 11)	(13,271)	16,901	21,033	(19,506)
Cash provided by operating activities	64,955	254,024	219,758	156,088
INVESTING ACTIVITIES
Acquisitions of property, plant and equipment and license	(49,017)	(135,822)	(107,707)	(100,337)
Proceeds from the sale of subsidiary’s shares (Note 4)	—	—	41,500	—
Increase of ownership in subsidiary (Note 4)	(2,472)	(10,926)	—	—
Releases of (additions to) short-term investments—restricted cash (Note 7)	—	281	(28,125)	—
Cash used in investing activities	(51,489)	(146,467)	(94,332)	(100,337)
FINANCING ACTIVITIES
Repayment of parent company indebtedness (Note 13)	—	(32,616)	(255,818)	(42,084)
Subsidiary distributions paid to minority interests (Note 4)	(3,224)	(39,838)	(54,105)	(10,798)
Proceeds from issue of long-term debt	—	—	264,794	255,000
Repayment of long-term debt	(11,250)	(32,250)	—	(250,498)
Deferred financing costs	—	—	(9,847)	(8,646)
Cash used in financing activities	(14,474)	(104,704)	(54,976)	(57,026)
Net change in cash and cash equivalents	(1,008)	2,853	70,450	(1,275)
Cash and cash equivalents, beginning of period	112,842	109,989	39,539	40,814
Cash and cash equivalents, end of period	111,834	112,842	109,989	39,539

The accompanying notes are an integral part of these consolidated financial statements

MOBIFON HOLDINGS B.V.
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (DEFICIENCY) (NOTE 1)

	Invested Capital	Share Capital	Difference between counterpart given and carrying value of capital transactions with parent company	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholder’s Equity (Deficiency)
	(in thousands of U.S. dollars)
Balance as at December 31, 2001	193,086	—	—	25,292	(1,771)	216,607
Issuance of common shares	—	16	—	—	—	16
Combination under common control	(193,086)	—	(481,929)	—	—	(675,015)
Comprehensive income	—	—	—	12,474	45	12,519
Balance as at December 31, 2002	—	16	(481,929)	37,766	(1,726)	(445,873)
Comprehensive income	—	—	—	27,041	644	27,685
Balance as at December 31, 2003	—	16	(481,929)	64,807	(1,082)	(418,188)
Effect of push-down accounting (Note 4)	—	—	126,146	—	—	126,146
Comprehensive income	—	—	—	12,872	1,105	13,977
Balance as at December 31, 2004	—	16	(355,783)	77,679	23	(278,065)
Comprehensive income	—	—	—	18,653	1,037	19,690
Balance as at March 31, 2005	—	16	(355,783)	96,332	1,060	(258,375)

The accompanying notes are an integral part of these consolidated financial statements

1.   description of business and basis of presentation

Description of Business

MobiFon Holdings B.V., or the Company, develops and operates a mobile telecommunications network in Romania through its operating subsidiary MobiFon S.A. or MobiFon which was established November 26, 1996. The Company is a wholly owned subsidiary of ClearWave N.V., or ClearWave. As at March 31, 2005, Telesystem International Wireless Inc., or TIW, together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V., or TIWC, had a 99.99% (2003—86.8%) equity interest and a 99.99% (2003—95.3%) voting interest in ClearWave. As at March 31, 2005 the Company owned 79% (2003—57.7%) of the equity and voting rights of MobiFon (see Note 4). On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., or VIHBV, a wholly-owned subsidiary of Vodafone Group Plc, or Vodafone, for the sale of all of TIW’s interests in ClearWave. The sale was completed on May 31, 2005.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, for the payment for its UMTS license and buildout of related UMTS networks and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents and short-term investments on hand and cash flow from operating activities.

The Company’s future performance may be affected by factors such as political changes, including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

Basis of Presentation

The Company was incorporated on March 15, 2002 under the laws of the Netherlands. On that date, the Company issued 18,000 shares of its common stock to ClearWave, its parent company, for a consideration of €18,000. Pursuant to a Share Sale-Purchase Agreement dated March 28, 2002 with ClearWave, the Company incurred a $675 million demand loan payable in exchange for ClearWave’s then 63.5% equity interest in MobiFon. This related party transaction has been recorded at the carrying value of ClearWave. This combination of entities under common control is accounted for in a manner similar to a pooling-of-interests. Accordingly, these consolidated financial statements reflect the results of operations and changes in cash flows as if the Company had always carried on the business in Romania. All contributions made from inception to MobiFon’s capital stock including costs and expenses incurred in connection with the Company’s initial investment in MobiFon and acquisitions/dispositions of MobiFon’s equity interest from/to third parties up to March 28, 2002, were accounted for as invested capital within shareholder’s equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of shareholder’s equity. The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed in the Company as a stand-alone entity because the Company’s access to capital and cost of capital as a stand-alone entity would have been different than that of TIW and TIWC for periods prior to September 1999, the date of incorporation of ClearWave, and to that of ClearWave, for subsequent periods. In connection with the initial subscription of MobiFon, TIWC made advances to certain minority shareholders which have since been repaid and which are not reflected in these financial statements.

The consolidated financial statements for the period from inception to March 28, 2002 do not include an allocation of TIW and ClearWave’s central management costs other than those directly incurred in connection with its initial investment in MobiFon and those that have been charged to MobiFon based on the level of services rendered (see Note 13). The Company believes that such basis of allocation is reasonable and that the allocated amount, together with costs incurred directly by the Company’s

1.   description of business and basis of presentation (CONT’D)

operations, is representative of the costs that would have been incurred by the Company’s operation on a stand-alone basis.

On June 1, 2005, the Company changed its fiscal year end from December 31 to March 31. The Company’s next fiscal year will end on March 31, 2006.

Certain comparative figures were reclassified to conform to the current period presentation.

2.   summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the related rules and regulations adopted by the United States Securities and Exchange Commission.

The summary of significant accounting policies is as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, MobiFon. The effect of the decrease in the Company’s equity interest as a result of the shares issued by MobiFon to minority interests is reported as dilution gains or losses in the Company’s consolidated statements of income. All intercompany profits, transactions and balances have been eliminated upon consolidation.

Cash Equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Short-term investments- restricted cash

Short-term investments are comprised of restricted term deposits with a maturity of six months or less and are accounted for at cost.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. The Company bases its estimates on the aging of the accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

Inventories

Inventories consist principally of handsets and accessories held for resale and are stated at the lower of cost, determined on a weighted average cost basis, or net realizable value.

2.   summary of significant accounting policies (CONT’D)

Property, Plant and Equipment, Licenses and Customers

Property, plant and equipment, licenses and customers acquired through business combinations are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Network equipment and infrastructure	5 to 10 years
Buildings	20 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Licenses	15 to 25 years
Leasehold improvements	Shorter of the term of the lease or life of the asset
Customer relationships	4 years

Repairs and maintenance are expensed as incurred, while improvements, which increase the economic life of the asset, are capitalized and amortized accordingly. Gains or losses upon sale or retirement of property, plant and equipment are included in the consolidated statement of income and comprehensive income and the related cost and accumulated depreciation are removed from the consolidated balance sheet. When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them.

The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is not amortized but instead is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the impairment loss, if any. In such case, the implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

Financing Costs

Share issue costs are recorded as a reduction of the related share capital. Debt issue costs are deferred and are amortized over the term of the debt to which they relate using the effective interest rate method.

Income Taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized. The Company does not calculate deferred taxes for differences that result from functional currency re-measurement or indexation for tax purposes.

2.   summary of significant accounting policies (CONT’D)

Foreign Currency Translation

Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statement of income.

Romania had a highly inflationary economy and, accordingly, the financial statements of MobiFon for certain periods prior to 2004 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

Management periodically re-assesses the collective economic factors of the environment in which MobiFon operates and the U.S. dollar has been determined to continue to be its functional currency.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment. When handsets, related equipment and access to network are bundled with airtime, the Company considers this revenue arrangement a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the customer but such revenue is deferred until the airtime is actually used by the customer or the card expires. Estimated commissions payable to dealers are recognized as an expense when earned, even if paid in installments, and are classified within selling, general and administrative expenses.

Loyalty Programs

Qualified post-paid customers are awarded points, based on their total bill, which can be redeemed for handsets or for services. The Company records an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner has been deferred until such time as the handset sale and related redemption takes place. The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points may be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Customer Acquisition Costs

The excess of the cost of handsets to the Company over the amount recovered from sales to customers is recognized in earnings upon the sale of the handsets and is recorded in cost of equipment.

Advertising Costs

Advertising costs are expensed as incurred.

2.   summary of significant accounting policies (CONT’D)

Derivative Financial Instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interests, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company’s derivatives that are designated as hedges at March 31, 2005, December 31, 2004 and 2003 are designated as cash flow hedges.

3.   change in accounting policies

Asset retirement obligations

Effective January 1, 2003, the U.S. Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time. Over time, the corresponding liability is increased each period to reflect an accretion element considered in its initial measurement at fair value and reduced as related payments are made.

Under its site leases, the Company is generally committed to returning each site to its original state. In 2003, the Company determined its obligation for asset retirement in accordance with SFAS 143 not to be significant. In order to calculate a provision for asset retirement obligations, the Company used the following significant assumptions: the Company expects that most of its lease sites will be renewed at their expiry consistent with its history of lease renewals; the Company expects that approximately 1% of its sites per year will have to be changed based on operational needs or vocation changes and as a result, the Company will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; and credit adjusted risk-free rates that approximate the Company’s incremental borrowing rates. On a periodic basis management reassess its obligations for asset retirement and, as at March 31, 2005, determined that its recorded asset retirement obligation remained not significant. The Company accounts for changes in its estimated asset retirement obligations from January 1, 2003, the date on which we applied SFAS 143, on a prospective basis. The Company will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

4.   investments and divestitures

During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to minority interests. In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During 2003, the remaining shareholders tendered their shares; and $13.4 million relating to such tender was distributed.

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, minority interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 million and $1.5 million, respectively.

4.   investments and divestitures (CONT’D)

In April 2003, MobiFon declared and paid a dividend of ROL 1,974 billion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the shareholders of MobiFon approved distributions of ROL 1,188 billion ($35.7 million); this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

On March 17, 2004, the Company reacquired, from a minority shareholder, the 5.9% of MobiFon sold in 2003 in exchange for the issuance by TIW of 13 million of its common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends to be paid in 2004 by MobiFon up to an aggregate maximum of $5.2 million, all of which was paid as of December 31, 2004. As a result of this transaction, the Company’s equity interest in MobiFon increased from 57.7% to 63.5%. The aggregate purchase price for the MobiFon interest acquired was $143.9 million including fees paid by TIW, $1.5 million of which was paid to an affiliate of the employer of one of TIW’s Board members. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the Senior Notes indenture; the Company also has the option for early repayment.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to ROL 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon’s senior loan agreements. In April, July and October 2004, an aggregate of $39.8 million of such dividends were distributed to minority interests. In January 2005, the remaining dividends approved in March 2004 were distributed, $3.2 million of which was paid to minority shareholders. In March 2005, the shareholders of MobiFon approved dividends amounting to ROL 6.1 trillion ($214.9 million). As of March 31, 2005, the maximum payable to shareholders based on the conditions of such loan agreements was $66.3 million and accordingly, an amount of $13.9 million is reported as distribution payable to minority interests of which $12.0 million was paid on April 19, 2005. In January 2005, the remaining dividends approved in March 2004 were distributed, $3.2 million of which was paid to minority shareholders.

On September 15, 2004, the Company acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and TIW’s common shares. Under the terms of the agreement, the Company acquired 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash paid by TIW. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to ROL 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 of which $5.7 million was paid in October 2004 and the remainder in January 2005. As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the Senior Notes indenture; the Company also has the option for early repayment. The aggregate purchase price amounted to $298.5 million. The Company’s existing interest in MobiFon, prior to this and to the March 17, 2004 acquisition, was reflected in its consolidated financial statements on a consolidated basis. One of the significant shareholders of TIW had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary generally establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of

4.   investments and divestitures (CONT’D)

TIW’s acquisition of 13.1% of the Company’s parent company, ClearWave, during prior periods, the Company has recorded in its consolidated financial statements the amounts of any goodwill and other net fair value adjustments, relating to the Company as were recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.1 million was an increase to invested capital thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.8 million.

The acquisition of the 5.9% and 15.46% interests in MobiFon and TIW’s acquisition of a 13.1% interest in ClearWave were accounted for using the purchase method whereby their aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimate. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave by TIW, which occurred in the fourth quarter of 2003, exceeded the carrying value of net assets of the Company by $510.3 million. Such excess has been allocated as follows:

$
Decrement of property plant and equipment	(24,500)
Increment of customer relationships	43,100
Increment of long term debt	(5,822)
Related deferred tax	(4,408)
Goodwill	501,952
TOTAL	510,322

There were no material differences to the final fair value adjustments. The customer relationships are being amortized using the straight-line method over a period of 4 years. The increment of long-term debt is being amortized over the term of the debt.

5.   property, plant and equipment, license and customers

	Cost	Accumulated Depreciation and Amortization	Net Book Value
	$	$	$
As at March 31, 2005
Property, plant and equipment
Network equipment and infrastructure	718,032	358,722	359,310
Buildings and leasehold improvements	12,008	6,033	5,975
Computer equipment and software	145,014	93,157	51,857
Other equipment	27,662	18,443	9,219
Construction in progress	32,814	—	32,814
	935,530	476,355	459,175
Licenses	131,291	55,571	75,720
Customer relationships	43,100	7,672	35,428

5.   property, plant and equipment, license and customers (CONT’D)

	Cost	Accumulated Depreciation and Amortization	Net Book Value
	$	$	$
As at December 31, 2004
Property, plant and equipment
Network equipment and infrastructure	703,478	339,959	363,519
Buildings and leasehold improvements	12,633	5,760	6,873
Computer equipment and software	142,649	88,604	54,045
Other equipment	27,391	17,696	9,695
Construction in progress	12,189	—	12,189
	898,340	452,019	446,321
Licenses	100,478	53,892	46,586
Customer relationships	43,100	4,979	38,121

	Cost	Accumulated Depreciation and Amortization	Net Book Value
	$	$	$
As at December 31, 2003
Property, plant and equipment
Network equipment and infrastructure	644,632	270,240	374,392
Buildings and leasehold improvements	22,376	7,776	14,600
Computer equipment and software	116,198	71,969	44,229
Other equipment	24,555	15,669	8,886
Construction in progress	8,522	—	8,522
	816,283	365,654	450,629
Licenses	100,478	47,167	53,311

For three months ended March 31, 2005 depreciation and amortization includes write-offs of network and IT equipment of nil ($3.7 million, $6.0 million and $1.6 million for the 12 months ended December 31, 2004, 2003, and 2002, respectively).

The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of the assets. As a result, effective October 1, 2002, the Company changed the estimated useful lives of certain of these assets reported within computer equipment and software, and continued to periodically reassess the carrying value of such assets. This has resulted in an increase in depreciation (and amortization) expense in 2003 of approximately $7.3 million (2002—$1.4 million).

6.   operating credit facility

At March 31, 2005, the Company has available uncommitted operating credit facilities totaling $20 million ($20 million at December 31, 2004 and 2003). The first $10 million overdraft facility which also permits the issuance of letters of guarantee to third parties can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank’s cost of funds plus 5% per annum. The second $10 million facility is repayable on demand and bears interest at the rate of the lender’s U.S. dollar prime rate plus 3.5% per annum.

There were no borrowings outstanding under these facilities as of March 31, 2005, December 31, 2004 and December 31, 2003.

As of March 31, 2005 the Company has issued bank guarantees in the aggregate value of $3.6 million under these credit facilities (see Note 14).

7.   long-term debt

	March 31,	December 31,
	2005	2004	2003
	$	$	$
MobiFon Holdings (Note 16)
12.5% Senior Notes, including fair value adjustments of $4.9 million (2004—$5.1 million; nil in 2003) and net of unamortized discount of $4.3 million ($4.5 million as at December 31, 2004 $4.9 million as at December 31, 2003)	223,350	223,389	220,057
MobiFon
Syndicated senior credit facilities	258,750	270,000	300,000
Sale and lease back financing, 32%	—	—	12,700
UMTS license liability (Note 14), 7%	20,314	—	—
	279,064	270,000	312,700
	502,414	493,389	532,757
Less: current portion	(53,381)	(45,000)	(42,700)
Total long-term debt	449,033	448,389	490,057
Related party debt
Due to parent and affiliated companies (Notes 4 and 13)	457,908	446,740	—
Subordinated loan from parent company (Notes 4 and 13)	459,118	452,571	449,105
Less: current portion	—	—	—
Total long-term debt related party	917,026	899,311	449,105

MobiFon Holdings—12.5% Senior Notes

On June 27, 2003, MobiFon Holdings issued a $225 million of 12.5% Senior Notes (‘‘Notes’’) by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses of $9.8 million, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as short-term restricted investments on the balance sheet, and $182.5 million was distributed to ClearWave. The short-term investment consists of term deposits purchased with a maturity of less than six months. As at March 31, 2005, the debt service reserve was $27.8 million representing approximately two interest payments and the interest rate on the short-term investments held in the reserve account is 2.62%.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate of 12.5% per annum commencing on June 27, 2003 and is payable in cash semi-annually in arrears on each January 31 and July 31. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings’ future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding’s existing and future unsecured senior indebtedness. Within 30 days after July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The Notes will be callable at the option of the Company after July 31, 2007, at decreasing redemption prices starting at 106.25% of the principal amount of the Notes. The indenture governing the Notes, contains customary restrictive covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

7.   long-term debt (CONT’D)

On November 17, 2003, the Notes were exchanged for substantially identical Notes registered under the United States Securities Act.

Concurrent with issuance of the Notes, the loan payable to the parent company was amended so that it now bears interest at 14%, which will be accreted so long as the Notes are outstanding; it now matures in 2030 and is contractually subordinated to the Notes. The Company is permitted to prepay the amended subordinated loan payable to parent at its option, but subject to the limitations of the indenture governing the Notes. The amended subordinated loan does not contain any cross-default provision to other indebtedness of the Company and will be non-assignable other than to direct or indirect controlling shareholders. The Company files a consolidated tax return with ClearWave and will charge ClearWave for the tax benefits that they get from the use of the Company’s interest expense. The parties agree that the payment of this charge will be applied against the loan principal and interest payable to the parent company.

In August 2004, in accordance with the terms of the Notes, the Company made an offer to acquire up to $15.6 million in principal of the Notes at a purchase price equal to the principal amount of the Notes plus accrued and unpaid interest. In connection with this offering, the Company repurchased $2.3 million in principal of the Notes in September 2004. As a result, the Company recognized an additional financing charge of $0.1 million representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs. In future periods, the Company will account for the additional financial charges representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs, based on the principal amount tenderable over the total debt outstanding, when such future tenders are likely to occur.

There have been further developments regarding this debt subsequent to March 2005, see Subsequent Events (Note 16) for detail.

MobiFon—Syndicated Senior Credit Facility

On August 27, 2002, MobiFon closed a $300 million syndicated senior credit facility. This facility is composed of two tranches. Tranche 1 consists of a long-term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of loans outstanding under previous long-term facilities. A loss on extinguishment of debt of $10.1 million was recognized in 2002 on early payment which consisted of penalties and fees totaling $5.0 million and $5.1 million of unamortized deferred financing costs. The facility was fully drawn by December 31, 2003 and the loans outstanding are repayable in quarterly installments which commenced in January 2004 and continue through maturity in October 2008. The interest rate ranges from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As of March 31, 2005, the interest rate was LIBOR plus 2.5%. As permitted by the loan agreement, the LIBOR portion of the interest rates on $85.7 million ($89.4 million in 2004 and $99.4 million in 2003) has been fixed at rates ranging from 3.20% to 3.64%. On September 27, 2005 the facility was repaid, see Subsequent Events (see Note 16).

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement, the shareholders of MobiFon have encumbered their shares by way of pledge in favor of MobiFon’s lenders. The facility is also secured by substantially all of the assets of MobiFon.

7.   long-term debt (CONT’D)

MobiFon entered into interest rate swap arrangements on notional principal amounts of $86.25 million ($90 million in 2004 and $100 million in 2003) and $25.9 million ($27 million in 2004 and $30 million in 2003) whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6%, and 3.7%, respectively. The weighted average effective interest rate applicable to the outstanding loans as of March 31, 2005 is 6.67% (6.77% in 2004 and 6.63% in 2003).

The risk of non-performance by counter-parties to the swap agreements in MobiFon are assessed as low, as the agreements have been concluded with large, credit worthy financial institutions.

MobiFon Sale and Leaseback Financing

On January 30, 2004, MobiFon sold for $2.9 million its option to buy the shares of a company whose only asset consisted of a building which was the object of a sale and leaseback financing. This was accounted for as a capital lease with a net book value of $10.9 million included in buildings and leasehold improvements, and a related obligation under capital lease of $12.7 million as at December 31, 2003. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective on July 4, 2004 and MobiFon has the option to renew the lease for an additional six years.

The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under the capital lease, which aggregate to $4.7 million, have been deferred and are being amortized as a reduction of rental expenses over the terms of the new lease.

FUTURE ANNUAL PRINCIPAL PAYMENTS OF LONG-TERM DEBT

Minimum annual principal repayments of long-term debt outstanding at March 31, 2005 during the next five years and thereafter are as follows:

	Third party	Related party	Total
	$	$	$
2006	53,381	—	53,381
2007	68,078	—	68,078
2008	82,795	—	82,795
2009	71,278	—	71,278
2010	3,532	—	3,532
Thereafter	223,350	917,026	1,140,376
Total	502,414	917,026	1,419,440

Covenants

Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain restrictive covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers. As at March 31, 2005 the Company was in compliance with all such financial covenants. As a result of the refinancing of MobiFon’s senior credit facility, as described in Note 16, there has been a reduction of certain of these restrictive covenants.

8.   share capital

Authorized

The Company’s authorized capital consists of 90,000, one Euro par value common shares. Each share carries the right to cast one vote. As of March 31, 2005, December 31, 2004 and December 31, 2003, 18,000 shares were issued and outstanding.

9.   supplementary information on consolidated statements of income

	Three months ended March 31,	As of December 31,
	2005	2004	2003	2002
	$	$	$	$
Depreciation and amortization
Property, plant and equipment	25,588	107,202	103,715	80,565
Licenses	1,681	6,723	6,743	6,355
Customer relationships	2,693	4,979	—	—
	29,962	118,904	110,458	86,920
Interest expenses—Third party
Interest on long-term financing	10,772	45,933	37,637	23,597
Interest on short-term financing	—	—	—	8
Amortization of deferred financing costs	937	3,031	1,135	2,307
	11,709	48,964	38,772	25,912

License amortization for the next five years is expected to be approximately $6.7 million per year. Customer relationships are being amortized over a period of 4 years and amortization is expected to be $10.8 million per year. Advertising costs were $3.4 million, $15.0 million, $11.5 million and $9.5 million for the three months ended March 31, 2005 and the twelve months ended December 31, 2004, 2003 and 2002, respectively.

As further described in Note 2, the Company implemented a loyalty points program during the first quarter of 2004; accordingly, operating income for the three months ended March 31, 2005 also includes an expense of $2.6 million ($6.3 million for year ended December 31, 2004) related to this program. As at March 31, 2005, other current assets includes $2.3 million (December 31, 2004—$2.5 million) and other current liabilities include $5.5 million (December 31, 2004—$5.0 million), in connection with this loyalty program.

Other Information

	March 31,	December 31,
	2005	2004	2003	2002
	$	$	$	$
Allowance for doubtful accounts
Balance, beginning of period	12,529	5,829	5,674	7,301
Bad debt expense	1,760	5,543	7,709	5,478
Uncollectible accounts written off, net of recoveries	(26)	(418)	(7,643)	(7,105)
Foreign exchange differences related to revaluation of ROL receivables	309	1,575	89	—
Balance, end of period	14,572	12,529	5,829	5,674

During 2004 the Company revised its policy for removing customer accounts deemed uncollectible from its Accounts Receivable account and the related Reserve for Accounts Receivable. The effect of the

9.   supplementary information on consolidated statements of income (CONT’D)

change was to “gross up” both the Accounts Receivable and the related Reserve for Accounts Receivable with no effect on the net accounts receivable position. The balances for uncollectible accounts and the reserved portion of the accounts were $7.9 million at March 31, 2005, $6.4 million at December 31, 2004 and $0.1 million at December 31, 2003.

10.   INCOME TAXES

The income tax expense of $3.1 million, $35.3 million, $32.9 million and $32.3 million for the three months ended March 31, 2005 and the twelve months ended December 31, 2004, 2003 and 2002, respectively, relates primarily to Romanian taxes, the effects of which are partially offset by income tax benefits sold to the parent company (see Note 7), and is comprised of $3.9 million, $37.9 million, $32.8 million and $30.2 million of current income tax, respectively. Income tax expense also includes a deferred income tax recovery of $0.8 million and $2.6 million in the periods ended March 31, 2005 and December 31, 2004, respectively, and deferred income tax expense of $0.1 million and $2.1 million in 2003 and 2002, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except as to those which originate from differences in functional currency re-measurement. Significant components of the Company’s deferred tax assets and liabilities, which arose principally from MobiFon, are as follows:

	March 31, 2005	2003	2004
	$	$	$
Deferred tax assets
Carrying value of liabilities in excess of their tax value	1,362	2,416	1,060
Tax value of assets in excess of their carrying value	3,387	7,672	—
Deferred tax liabilities
Carrying value of assets in excess of their tax value	(6,785)	(14,151)	(8,748)
Net deferred tax liabilities	(2,036)	(4,063)	(7,688)

The reconciliation of income tax computed at the statutory tax rates in the Netherlands with income tax expense is as follows:

	March 31, 2005	2004	2003	2002
	$	$	$	$
Tax at statutory rate of 31% (35% for 2004, 2003, 2002)	10,464	34,108	35,741	25,507
Foreign tax rate differential including changes in foreign tax rates	(10,454)	(21,118)	(15,208)	(10,943)
Difference related to the non-consolidated loss at corporate level eliminated through tax consolidation	11,133	39,118	17,488	12,317
Differences related to assets and liabilities re-measured from local currency into the functional currency and other permanent differences	1,212	11,039	11,889	6,115
Income tax benefit sold to parent company	(9,293)	(27,792)	(16,987)	—
Valuation allowance	—	—	—	(724)
Income tax expense	3,062	35,355	32,923	32,272

10.   INCOME TAXES (CONT’D)

Romania currently has a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value added tax, corporate tax, and payroll (social) taxes. In addition, laws related to these taxes have not been in force for significant periods, in contrast with more developed market economies; therefore, implemented regulations are often unclear or nonexistent. Accordingly, few precedents with regard to tax issues have been established. Often, differing opinions regarding legal interpretations exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Management believes that it has adequately provided for tax liabilities in the accompanying financial statements.

As permitted by Dutch law, the Company will file a consolidated tax return with ClearWave, and as a result, no income tax deduction will be allowed for the interest charged on the loan from ClearWave, since it will be offset by corresponding interest income in ClearWave. At corporate level, the Company accounts for its income tax as if prepared on a separate return basis.

11.   supplementary information on consolidated statements of cash flows

	March 31,	December 31,
	2005	2004	2003	2002
	$	$	$	$
Changes in operating assets and liabilities
Trade debtors	414	(14,378)	(14,785)	(3,725)
Inventories	(5,514)	(754)	(1,604)	(695)
Advance to parent company	—	(5,500)	(5,196)
Prepaid expenses and other current assets	(10,351)	(1,776)	3,544	(6,575)
Accounts payable—trade (including taxes)	15,491	17,894	11,068	(8,922)
Accounts payable—TIW Group	64	847	81	(358)
Accrued liabilities (including interest payable and dealers’ commissions)	(16,130)	14,404	24,367	(654)
Deferred revenues	2,755	6,164	3,558	1,423
	(13,271)	16,901	21,033	(19,506)
Other cash flow information
Interest paid	18,213	48,794	19,891	23,855
Income tax paid	18,203	50,543	39,380	24,431

12.   segmented information

As at March 31, 2005, the Company has one reportable segment: mobile operations in Romania.

13.   related party transactions

The consolidated financial statements include fees and costs charged to the Company for technical services provided by companies within the TIW group of related companies (the “TIW Group”). These fees and costs represented principally compensation of the TIW Group’s employees involved directly in the Company’s operations and other costs incurred by the TIW Group on behalf of the operational subsidiaries. These fees and costs included with selling, general and administrative expenses amount to $2.0 million for the three months ended March 31, 2005, $7.6 million in 2004 and $3.1 million in 2003 and $2.3 million in 2002.

13.   RELATED PARTY TRANSACTIONS (CONT’D)

The Company advanced nil in 2005, $5.5 million in 2004 and $5.2 million in 2003 to ClearWave to cover expenses incurred at the corporate level, in accordance with the terms of the indenture governing the Company’s Senior Notes; this advance is non-interest bearing and has no fixed repayment terms.

Prior to the issuance of the Notes (see Note 7) the subordinated loan from the parent company bore interest at 7% annually and was repayable on demand but no later than March 27, 2007. In 2005, interest expense of $15.8 million (2004—$61.8 million, 2003—$53.8 million; $35.2 million in 2002 commencing on the loan creation date of March 28, 2002) was expensed and accreted on this loan. The Company charged its parent company $9.3 million for the three months ended March 31, 2005 (2004—$27.8 million; 2003—$17.0 million) for the tax benefits obtained through filing a consolidated tax return as described further in Note 7. For the year ended December 31, 2004, the Company repaid $30.6 million of this loan; no repayments were made during the three months ended March 31, 2005. In 2005, interest expense of $11.2 million (2004—$19.5 million) was also accreted on the 10% interest bearing advances from the parent Company described in Note 4. In 2004 $2.1 million of these advances were repaid.

For the quarter ended March 31, 2005, MobiFon paid $3.1 million in dividends to Vodafone Europe B.V.

14.   OTHER COMMITMENTS AND CONTINGENCIES

Commitments under Long-term Operating Leases and Supply Contracts

The future minimum lease payments under operating leases, relating primarily to properties and sites, over the next five years and thereafter, are as follows:

$
2006	29,776
2007	30,251
2008	27,342
2009	24,833
2010	22,505
thereafter	74,151
Total	208,858

Rental expenses amounted to $2.6 million, $11.0 million, $6.8 and $6.1 million for the three months ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002, respectively. In addition, according to the lease agreements with certain lessors, MobiFon has issued bank guarantees in the aggregate value of $3.6 million, to cover the lessors against any proven claims for the Company’s non-performance of its contractual obligations during the building construction period and lease term.

As at March 31, 2005, MobiFon had purchase commitments of approximately $13.6 million with network equipment providers. MobiFon is committed to two long term service agreements for the right to use “dark” fiber optic capacity and technical space, the earliest of which commenced in 2002 for 17 years and the second which commenced in 2004 for a period of 7 years. The service agreement charges are offset by a reciprocal agreement whereby MobiFon provides capacity on the “lit” fiber back to the primary service provider. The annual value of the combined transactions is approximately $8 million; the payments and receipts are expected to largely offset one another and the payments are included in the future minimum lease payments noted above. The estimated cost to the Company to enable the “dark” fiber to be utilized is $8.5 million of which $1.0 million remains to be incurred.

14.   OTHER COMMITMENTS AND CONTINGENCIES (CONT’D)

License Agreement

MobiFon is committed to pay minimum annual spectrum fees and other regulatory fees totaling approximately €16.5 million ($20.6 million).

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon will be required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million was paid on March 23, 2005 and the remainder will be paid in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honor certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. The Company recognized an intangible asset of $30.8 million representing the discounted value of future payments of $20.3 million and a $10.5 million payment made on March 23, 2005 and the associated liabilities are reported as current portion of long-term debt and as long-term debt of $4.6 million and $15.7 million, respectively. The license will be amortized on a straight line basis over its useful economic life of 25 years.

Regulatory Environment

In the normal course of business, MobiFon’s actions are subjected to scrutiny by various regulatory agencies, which, from time to time, may initiate administrative proceedings or investigations against MobiFon for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any such proceedings or investigations currently in progress will not be materially adverse to the Company.

15.   FINANCIAL INSTRUMENTS

Fair Value

The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, advances to parent company, amounts payable to minority interests, accounts payable, accrued liabilities, including accrued interest payable and accrued dealers’ commissions, and income and value added taxes payable approximate their fair values due to the short-term maturities of these instruments. The fair values of the loans from the parent company are not determinable because it cannot be determined when they will be reimbursed.

The fair value of the portion of MobiFon’s senior credit facility, representing $85.7 million of principal at March 31, 2005, for which the interest rate has been fixed approximates $84.7 million ($89.9 million fair value for $89.4 million of principal in 2004; and $100.9 million fair value for $99.4 million of principal in 2003). The fair value and effective interest rate of the MobiFon Holdings 12.5% Senior Notes, based on their trading on the over-the-counter market, were approximately $272.9 million and 7.3% respectively.

The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Derivative Financial Instruments

MobiFon has entered into swap agreements to fix the LIBOR portion of the interest on $112.1 million of variable interest rate debt through October 14, 2008. As at March 31, 2005, total unrealized gains, net of tax and minority interests, of $1.1 million (2004—$0.02 million; 2003—$1.1 million loss; 2002—$1.7 million loss) related to these swap agreements were recorded in Accumulated Other Comprehensive Income (“AOCI”) since the Company’s assessment of the hedging relationship revealed no ineffectiveness.

15.   FINANCIAL INSTRUMENTS (CONT’D)

For the three months ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002, respectively, the change in the fair value of the Company’s interest rate swaps totaled $1.5 million, $2.5 million, $1.1 million and $0.9 million; the effect on Other Comprehensive Income, after accounting for taxes and for minority interests’ share of these changes, in 2005 was a gain of $1.0 million ($1.1 million, $0.6 million and $0.1 million in 2004, 2003 and 2002, respectively). Unrealized gains are included in long term assets and unrealized losses are included in long term liabilities.

A rollforward of Accumulated Other Comprehensive Income (Loss) related to these hedges is provided below:

Balance as at December 31, 2001	(1,771)
Expiration at hedge in April 2002	1,771
Net change in derivative fair value during the year	(1,726)
Balance as at December 31, 2002	(1,726)
Net change in derivative fair value during the year	644
Balance as at December 31, 2003	(1,082)
Net change in derivative fair value during the year	1,105
Balance as at December 31, 2004	23
Net change in derivative fair value during the period	1,037
Balance as at March 31, 2005	1,060

Credit Risk

The Company has a limited concentration of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents and short-term investments are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

Currency Risk

MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian Lei. As at March 31, 2005, the net monetary position held in Romanian Lei and expressed in U.S. dollars was a liability of $5.0 million (assets of $3.0 million and $10.6 million as at December 31, 2004 and 2003, respectively).

16.   SUBSEQUENT EVENTS

On March 15, 2005, TIW entered into definitive agreements with VIHBV, a wholly-owned subsidiary of Vodafone for the sale of all of its interests in ClearWave. The sale was completed on May 31, 2005.

On May 20, 2005 the loans due to ClearWave, shown within the consolidated balance sheet as “long-term debt related party” were assigned by ClearWave to Telesystem (Antilles) Corporation N.V (“TAC”) and were amended to change the interest rate to 8% per annum. The $10.7 million advanced to ClearWave in 2003 and 2004 (see Note 13) was applied against these loan balances immediately prior to their assignment to TAC.

16.   SUBSEQUENT EVENTS (CONT’D)

In conjunction with the acquisition of ClearWave by VIHBV, the loans to TAC were assigned to VIHBV. On June 1, 2005 the loans were amended as follows:

•       the loan with a principal balance of $465.4 million bearing interest at 8% per annum and maturing on July 31, 2030 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 7.15% per annum;

•       the loan with a principal balance of $149.5 million bearing interest at 8% per annum and maturing on December 31, 2013 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 6.86% per annum; and

•       the loan with a principal balance of $303.1 million bearing interest at 8% per annum and maturing on December 31, 2013 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 6.86% per annum.

In future, the Company will file a consolidated tax return with other members of the Vodafone group, however, the Company will charge VIHBV only for the tax benefits they get from the use of the Company’s interest expense associated with the assigned loan having a principal of $465.4 million at the time such assignment.

As a result of the above significant changes in the currency of the Company’s debt and cash flows, the Company changed its functional currency from the USD to the Euro on June 1, 2005. The reporting currency of the Company and the functional currency of MobiFon remain the USD.

On June 1, 2005, the Company changed its fiscal year end from December 31 to March 31. The Company’s next fiscal year will end on March 31, 2006.

On June 2, 2005, the Company entered into a revolving €1 billion credit facility with VIHBV. On July 8, 2005 the facility was reduced to €200 million maturing on June 2, 2011, and bears interest at EURIBOR for the period plus a 1% margin. €137.4 million was drawn on this facility during June 2005. This primarily relates to €113.3 million ($139 million) advanced as a U.S. dollar deposit to a Vodafone subsidiary as an economic hedge to the Company’s U.S. dollar exposure and €23.1 million ($28.1 million) was used to fund the Company’s July 1, 2005, acquisition of a further 0.9% interest in MobiFon. The balance of the loan as at October 31, 2005, including capitalized interest, was €139.6 million.

On June 7, 2005 the Company launched a tender offer for its 12.50% Senior Notes (“the “Notes”). As a result, on July 8, 2005 the Company repaid Notes with a principal amount of $16.2 million, representing 7.26% of the outstanding Notes, for total cash consideration of $20.1 million, including $0.9 million of accrued interest.

Pursuant to the terms of the Notes the Company made a change in control offer on June 29, 2005 to repay all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. The offer period closed on August 23, 2005. No Notes were submitted to the Company for redemption.

On July 1, 2005, the local currency of MobiFon, the leu, was revalued at the rate of 10,000 “old Lei” (ROL) for one “new Leu” (RON). This change has had no effect on the functional currency of MobiFon which continues to be the U.S. dollar.

On July 1, 2005 the Company acquired a further 0.9% of MobiFon for cash consideration of $28.1 million.

16.   SUBSEQUENT EVENTS (CONT’D)

In August 2005, in accordance with the covenants governing the Notes, the Company made an offer to acquire up to $28.9 million in principal of the Notes at a purchase price equal to the principal amount of the Notes plus accrued and unpaid interest. No Notes were submitted to the Company for redemption.

On September 27, 2005, MobiFon drew down on a new syndicated term loan. This new facility is for Euro 200 million is unsecured and is repayable in installments up to August 31, 2010. The €200 million draw down was used to repay the outstanding liability of $236.3 million and cancel the $300 million syndicated senior credit facility signed on August 27, 2002. Concurrent with the draw on the senior credit facility, MobiFon entered into a 200 million Euro to U.S. dollar forward contract as an economic hedge to its Euro borrowing exposure.

MobiFon paid dividends of $57.0 million, $50.0 million and $85.0 million in April, July and September 2005, respectively, of which $12.0 million, $10.0 million and $17.1 million were paid to minority shareholders, including an aggregate of $38.6 million paid to Vodafone Europe B.V.

17.   TRANSITION PERIOD COMPARATIVE SCHEDULE (UNAUDITED)

Three months ended March 31, 2004
$
Revenues
Services	147,606
Equipment	8,880
156,486
Gross profit, excluding related depreciation and amortization	109,819
Income taxes	7,265
Net loss	(664)

Schedules to Financial Statements

See attached schedules to this Form 20-F:

•       Schedule I—Condensed Financial Information of the Company

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

MOBIFON HOLDINGS B.V.

March 31, 2005, December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Board of Management of
MobiFon Holdings B.V.

We have audited the consolidated financial statements of MobiFon Holdings B.V., as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and have issued our report thereon dated February 22, 2005. Our audits also included Schedule I of item 18 of the Company’s Form 20-F to be filed with the Securities and Exchange Commission for the year ended December 31, 2004. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, this schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

ERNST & YOUNG LLP
Chartered Accountants
Montréal, Canada
February 22, 2005

MOBIFON HOLDINGS B.V.
Schedule 1—Condensed Financial Information of Registrant
condensed balance sheets

	As at March 31,	As at December 31,
	2005	2004	2003
	$	$	$
	(in thousands of U.S. dollars)
ASSETS
Cash and cash equivalents	15,514	19,757	16,867
Short-term investments—restricted	27,844	27,844	28,125
Receivables from related parties (Note 3)	10,951	10,734	5,200
Current assets	54,309	58,335	50,192
Deferred financing costs	8,054	8,418	9,349
Investment in subsidiary at equity (Note 2)	824,340	792,077	205,886
Total assets	886,703	858,830	265,427
LIABILITIES AND SHAREHOLDER’S DEFICIENCY
Accounts payable and accrued liabilities	4,702	14,195	14,453
Current liabilities	4,702	14,195	14,453
Long-term debt	223,350	223,389	220,057
Long-term debt related party (Notes 1 and 3)	917,026	899,311	449,105
Total liabilities	1,145,078	1,136,895	683,615
Shareholder’s deficiency (Note 1)
Share capital	16	16	16
Retained earnings	96,332	77,679	64,807
Difference between counterpart given and carrying value of capital transactions with parent company (Notes 1 and 2)	(355,783)	(355,783)	(481,929)
Accumulated other comprehensive income (loss):
Accumulated changes in fair value of interest rate swaps	1,060	23	(1,082)
Total shareholder’s deficiency	(258,375)	(278,065)	(418,188)
	886,703	858,830	265,427

Subsequent events (Note 5)

The accompanying notes are an integral part of these condensed financial statements

MOBIFON HOLDINGS B.V.
Schedule 1—Condensed Financial Information of Registrant
condensed statements of income and comprehensive income

	Three months ended March 31,	Years ended December 31,
	2005	2004	2003	2002
	$	$	$	$
	(in thousands of U.S. dollars)
Operating income (loss)	(39)	(417)	(68)	78
Interest expense—third party	(7,288)	(28,800)	(15,059)	—
Interest on loan from parent company (Note 3)	(27,008)	(81,276)	(53,801)	(35,194)
Interest revenue	300	727	280	31
Foreign exchange gain (loss)	150	471	604	(59)
Gain on disposal of investment	—	—	19,821	—
Share of earnings of subsidiary	43,245	94,375	58,277	47,618
Income (loss) before income taxes	9,360	(14,920)	10,054	12,474
Income taxes (Note 3)	9,293	27,792	16,987	—
Net income	18,653	12,872	27,041	12,474
Share of change in fair value of interest rate swaps of subsidiary	1,037	1,105	644	45
Comprehensive income	19,690	13,977	27,685	12,519

The accompanying notes are an integral part of these condensed financial statements

MOBIFON HOLDINGS B.V.
Schedule 1—Condensed Financial Information of Registrant
condensed statements of cash flows

	Three months ended March 31,	Years ended December 31,
	2005	2004	2003	2002
	$	$	$	$
	(in thousands of U.S. dollars)
OPERATING ACTIVITIES
Net Income	18,653	12,872	27,041	12,474
Reconciling items:
Gain on disposal of investment	—	—	(19,821)	—
Accreted interest on loan from parent company	27,008	81,276	53,801	35,194
Income tax benefit sold to parent company	(9,293)	(27,792)	(16,987)	—
Share of earnings of subsidiary	(43,245)	(94,375)	(58,277)	(47,618)
Changes in working capital	(7,122)	(8,074)	9,419	12
Cash provided by (used in) operating activities	(13,999)	(36,093)	(4,824)	62
INVESTING ACTIVITIES
Company’s share of distributions from subsidiary	12,228	84,494	54,032	42,177
Acquisition of subsidiary shares from minority interests	(2,472)	(10,926)	—	—
Proceeds from the sale of subsidiary shares to minority interests	—	—	41,500	—
Releases from (additions to) short-term investments—restricted	—	281	(28,125)	—
Cash provided by investing activities	9,756	73,849	67,407	42,177
FINANCING ACTIVITIES
Repayment of loan from parent company	—	(32,616)	(255,818)	(42,084)
Proceeds from issuance of long-term debt	—	—	219,794	—
Deferred financing costs	—	—	(9,847)	—
Repayment of long-term debt	—	(2,250)	—	—
Cash provided by (used in) financing activities	—	(34,866)	(45,871)	(42,084)
Net change in cash and cash equivalents	(4,243)	2,890	16,712	155
Cash and cash equivalents, beginning of period	19,757	16,867	155	—
Cash and cash equivalents, end of period	15,514	19,757	16,867	155
Supplemental disclosure of cash information:
Cash paid during the period ended:
Income taxes	—	—	—	—
Interest	13,922	30,804	—	—

The accompanying notes are an integral part of these condensed financial statements

1.   BASIS OF PRESENTATION AND DESCRIPTION OF THE BUSINESS

This condensed financial information has been prepared by management on the basis of accounting principles generally accepted in the United States in connection with the Company’s Transition Report on Form 20-F to be filed with the United States Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The investment over which the Company has control is accounted for using the equity method. The footnote disclosures contain supplemental information relating to the operations of MobiFon Holdings B.V. or the Company; as such, these condensed financial statements should be read in conjunction with the Company’s consolidated financial statements included elsewhere in this document.

The Company is the parent company of MobiFon S.A., or MobiFon. The Company was incorporated on March 15, 2002 under the laws of the Netherlands. On that date, the Company issued 18,000 shares of its common stock to ClearWave N.V., or ClearWave, its parent company, for a consideration of €18,000. Pursuant to a Share Sale-Purchase Agreement dated March 28, 2002 with ClearWave, the Company issued $675 million demand loans payable in exchange for ClearWave’s then 63.5% equity interest in MobiFon. This related party transaction has been recorded at the carrying value of ClearWave. This combination of entities under common control is accounted for in a manner similar to a pooling-of-interest. Accordingly, this condensed financial information reflects the results of operations and changes in cash flows as if the Company had always carried on the business in Romania. All contributions made from inception to MobiFon’s capital-stock including costs and expenses incurred in connection with the Company’s initial investment in MobiFon and acquisitions/dispositions of MobiFon’s equity interest from/to third parties up to March 28, 2002, were accounted for as invested capital within shareholder’s equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of shareholder’s equity. The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed in the Company as a stand-alone entity because the Company’s access to capital and cost of capital as a stand-alone entity would have been different than that of Telesystem International Wireless Inc. or TIW, and Telesystem International Wireless Corporation N.V. or TIWC, for periods prior to September 1999, the date of incorporation of ClearWave, and to that of ClearWave, for subsequent periods. In connection with the initial subscription of MobiFon, TIWC has made advances to certain minority shareholders which have since been repaid and which are not reflected in these financial statements. On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., or VIHBV, a wholly-owned subsidiary of Vodafone Group Plc, or Vodafone for the sale of all of TIW’s interests in ClearWave. The sale was completed on May 31, 2005.

On June 1, 2005, the Company changed its fiscal year end from December 31 to March 31. The Company’s next fiscal year will end on March 31, 2006.

2.   INVESTMENT IN SUBSIDIARY

Changes in investment in subsidiary are summarized as follows:

	March 31,	December 31,
	2005	2004	2003
	$	$	$
Balance, beginning of the year	792,077	205,886	222,093
Purchase of additional interest in subsidiary	—	442,394	—
Goodwill pushdown and other fair value adjustments from parent company	—	131,968	—
Company’s share of distribution from subsidiary	(12,228)	(84,494)	(54,032)
Sale of partial interest in subsidiary	—	—	(21,679)
Share of earnings of subsidiary	43,245	94,375	58,277
Other foreign exchange adjustments	209	843	583
Other comprehensive income	1,037	1,105	644
Balance, end of the period	824,340	792,077	205,886

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction. In March 2004, the Company reacquired, from a minority shareholder, the 5.9% of MobiFon sold in 2003 in exchange for the issuance by TIW of 13 million of its common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends to be paid in 2004 by MobiFon up to an aggregate maximum of $5.2 million, all of which was paid as of December 31, 2004. As a result of this transaction, the Company’s equity interest in MobiFon increased from 57.7% to 63.5%. The aggregate purchase price for the MobiFon interest acquired was $143.9 million including fees paid by TIW, $1.5 million of which was paid to an affiliate of the employer of one of TIW’s Board members. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the Senior Notes indenture; the Company also has the option for early repayment.

On September 15, 2004, the Company acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and TIW’s common shares. Under the terms of the agreement, the Company acquired 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash paid by TIW. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to ROL 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 of which $5.7 million was paid in October 2004 and the remaining amount was paid in January 2005. As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the Senior Notes indenture; the Company also has the option for early repayment. The aggregate purchase price amounted to $298.5 million. One of the significant shareholders of TIW had an ultimate equity interest of 28.2% in one of the selling shareholders from whom the Company acquired 14.4% of MobiFon.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary generally establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of

2.   INVESTMENT IN SUBSIDIARY (CONT’D)

TIW’s acquisition of 14.2% of the Company’s parent company, ClearWave, during 2003 and 2004, the Company chose to record in its consolidated financial statements the amounts of any goodwill and other net fair value adjustments, relating to the Company as were recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.1 million was an increase to invested capital thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.8 million. The fair value adjustments recorded in these condensed financial statements for the year ended December 31, 2004 consisted of a $131.9 million increase to investment in subsidiary and a $5.8 million increase to long-term debt.

3.   RELATED PARTY TRANSACTIONS

Prior to the issuance of the Company’s 12.5% Notes, the subordinated loan from the parent company bore interest at 7% annually and was repayable on demand but no later than March 27, 2007. In the three months ended March 31, 2005, interest expense of $15.8 million (2004—$61.8 million; 2003—$53.8 million; 2002—$35.2 million, commencing on the loan creation date of March 28, 2002) was expensed and accreted on this loan. The Company charged its parent company $9.3 million (2004—$27.8 million; 2003—$17.0 million) for the tax benefits obtained through filing a consolidated tax return. For the year ended December 31, 2004, the Company repaid $30.6 million of this loan, no repayments were made during the three months ended March 31, 2005. In the three months ended March 31, 2005, interest expense of $11.2 million (2004—$19.5 million) was also accreted on the 10% interest bearing advances from the parent company described in Note 2 and $2.1 million) of these advances were repaid during 2004.

The Company also advanced $5.5 million in 2004 and $5.2 million in 2003 to ClearWave to cover expenses incurred at the corporate level, in accordance with the terms of the indenture governing the Company’s 12.5% Senior Notes; this advance is non-interest bearing and has no fixed repayment terms.

4.   CASH DIVIDENDS

In April 2003, the Company’s subsidiary declared and paid a dividend of ROL 1,974 billion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the subsidiary’s shareholders approved distributions of ROL 1,188 billion ($35.7 million); this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

In March 2004, the Company’s subsidiary approved dividends amounting to ROL 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under this subsidiary’s senior loan agreements. In April, July and October 2004, an aggregate of $124.3 million of such dividends were distributed, $39.8 million of which was paid to minority shareholders. In January 2005, the remaining dividends approved in March 2004 were distributed, $3.2 million of which was paid to minority shareholders.

In March 2005, the shareholders of MobiFon approved dividends amounting to Lei ROL 6.1 trillion ($214.9 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon’s senior loan agreements.

5.   SUBSEQUENT EVENTS

On March 15, 2005, TIW entered into definitive agreements with VIHBV, a wholly-owned subsidiary of Vodafone for the sale of all of its interests in ClearWave. The sale was completed on May 31, 2005.

5.   SUBSEQUENT EVENTS (CONT’D)

On June 1, 2005, the Company changed its fiscal year end from December 31 to March 31. The Company’s next fiscal year will end on March 31, 2006.

On May 20, 2005, the loans due to ClearWave, shown within the condensed balance sheet as “long-term debt related party” were assigned by ClearWave to Telesystem (Antilles) Corporation N.V. or TAC, and were amended to change the interest rate to 8% per annum. The $10.7 million advanced to ClearWave in 2003 and 2004 was applied against these loan balances immediately prior to their assignment to TAC.

In conjunction with the acquisition of ClearWave by VIHBV, the loans to TAC were assigned to VIHBV. On June 1, 2005 the loans were amended as follows:

•       the loan with a principal balance of $465.4 million bearing interest at 8% per annum and maturing on July 31, 2030 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 7.15% per annum;

•       the loan with a principal balance of $149.5 million bearing interest at 8% per annum and maturing on December 31, 2013 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 6.86% per annum; and

•       the loan with a principal balance of $303.1 million bearing interest at 8% per annum and maturing on December 31, 2013 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 6.86% per annum;

In future, the Company will file a consolidated tax return with other members of the Vodafone group, however, the Company will charge VIHBV only for the tax benefits they get from the use of the Company’s interest expense associated with the assigned loan having a principal of $465.4 million at the time such assignment.

As a result of the above significant changes in the currency of the Company’s debt and cash flows, the Company changed its functional currency from the USD to the Euro on June 1, 2005. The reporting currency of the Company and the functional currency of MobiFon remain the USD.

On June 2, 2005, the Company entered into a revolving €1 billion credit facility with VIHBV. On July 8, 2005, the facility was reduced to €200 million maturing on June 2, 2011, and bears interest at EURIBOR for the period plus a 1% margin. €137.4 million was drawn on this facility during June 2005. This primarily relates to €113.3 million ($139 million) advanced as a U.S. dollar deposit to a Vodafone subsidiary as an economic hedge to the Company’s U.S. dollar exposure and €23.1 million ($28.1 million) was used to fund the Company’s July 1, 2005, acquisition of a further 0.9% interest in MobiFon. The balance of the loan as at October 31, 2005, including capitalized interest, was €139.6 million.

On June 7, 2005, the Company launched a tender offer for its 12.50% Senior Notes, or the Notes. As a result, on July 8, 2005 the Company repaid Notes with a principal amount of $16.2 million, representing 7.26% of the outstanding Notes, for total cash consideration of $20.1 million, including $0.9 million of accrued interest.

Pursuant to the terms of the Notes the Company made a change in control offer on June 29, 2005 to repay all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. The offer period closed on August 23, 2005. No Notes were submitted to the Company for redemption.

On July 1, 2005, the Company acquired a further 0.9% of MobiFon for cash consideration of $28.1 million.

5.   SUBSEQUENT EVENTS (CONT’D)

In August 2005, in accordance with the covenants governing the Notes, the Company made an offer to acquire up to $28.9 million in principal of the Notes at a purchase price equal to the principal amount of the Notes plus accrued and unpaid interest. No Notes were submitted to the Company for redemption.

In April, July and September 2005, an aggregate of $192 million of the dividends approved in March 2005 were distributed, $39.1 million of which was paid to minority shareholders, including an aggregate of $38.6 million paid to Vodafone Europe B.V.

6.   TRANSITION PERIOD COMPARATIVE SCHEDULE (UNAUDITED)

Three months ended March 31, 2004
$
Revenues
Services	—
Equipment	—
Gross profit	—
Income taxes expense (benefit)	(5,489)
Net income (loss)	(664)

ITEM 19—EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Amended Articles of Association of MobiFon Holdings B.V. dated July 1, 2005.
2.1

Indenture dated June 27, 2003, between MobiFon Holdings B.V. and the Bank of Nova Scotia Trust Company of New York providing for the issuance of 12.50% Senior Notes due July 31, 2010 (Incorporated by reference to Form 6-K of ClearWave N.V., filed on August 4, 2003).

2.2

Equity Agreement dated June 27, 2003, between Telesystem International Wireless Inc., Telesystem International Wireless Corporation N.V., ClearWave N.V. and Goldman, Sachs & Co. and Lazard Frères & Co. LLC. relating to the purchase by Goldman, Sachs & Co. and Lazard Frères & Co. LLC of the 12.50% Senior Notes due 2010. (Incorporated by reference as Exhibit 2.2 to Form 20-F of MobiFon Holdings B.V. filed on May 19, 2004).

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

4.8

Service Agreement dated April 1, 2002 between ClearWave Services (Mauritius) Ltd. and MobiFon Holdings B.V. (Incorporated by reference as Exhibit 10.11 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.9

Management Service Agreement dated April 1, 2002 between ClearWave Services (Mauritius) Ltd. and MobiFon Holdings B.V. (Incorporated by reference as Exhibit 10.12 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.10

English translation of the License for the use of the numbering resources awarded to MobiFon S.A. on March 18, 2005 (Incorporated by reference as Exhibit 4.8 to Form 20-F of Telesystem International Wireless Inc. filed on April 1, 2005).

4.11

English translation of the Standard Authorization of electronic communications networks and services providers awarded to MobiFon S.A. on December 24, 2002 (Incorporated by reference as Exhibit 10.15 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.12

English translation of the License for the use of radio-electric frequencies to provide 3G mobile public communications networks and services awarded to MobiFon S.A. on March 31, 2005. (Incorporated by reference as Exhibit 4.15 to Form 20-F of MobiFon Holdings B.V. filed on May 19, 2005).

4.13

Subordinated Loan Agreement dated June 27, 2003, between ClearWave N.V. and MobiFon Holdings B.V. for a principal amount of US$ 616,771,791.00 as amended from time to time. This Subordinated Loan Agreement is now recorded in an agreement dated May 20, 2005 and the position of ClearWave as lender has in a number of steps been assigned to Vodafone International Holdings B.V. (Incorporated by reference as Exhibit 10.16 to Form F-4 of MobiFon Holdings B.V. filed on September 17, 2003).

4.14

Share Transfer Agreement, dated February 10, 2004, between the Company, EEIF Melville B.V. and Telesystem International Wireless Inc. providing for the transfer of 11,135,555 common shares in the capital of MobiFon S.A. by EEIF Melville B.V. to the Company. (Incorporated by reference as Exhibit 4.6 to Form F-10 of Telesystem International Wireless Inc. filed on March 5, 2004).

4.15

Promissory Note, dated March 17, 2004, between MobiFon Holdings B.V. and Telesystem International Wireless Inc. in the amount of $138.7 million, as amended from time to time. This Promissory Note is now recorded in an agreement dated May 20, 2005, and the position of ClearWave as lender has in a number of steps been assigned to Vodafone International Holdings B.V. (Incorporated by reference as Exhibit 4.17 to Form 20-F of MobiFon Holdings B.V. filed on May 19, 2004).

4.16

Share Transfer Agreement, dated July 22, 2004, between, inter alia, MobiFon Holdings B.V., Deraso Holdings B.V., Devaynes Holdings Limited, Upson Enterprises Limited, Emporiki Venture Capital Emerging Markets Limited and shareholders of Deraso Holdings B.V., relating to the acquisition by us of 15.46% equity interest in MobiFon S.A. in exchange for 28,358,499 common shares of Telesystem International Wireless Inc. and $36.6 million in cash (Incorporated by reference as Exhibit 4.22 to Form 20-F of Telesystem International Wireless Inc. filed on April 1, 2005).

4.17

Promissory Note, dated September 17, 2004, between MobiFon Holdings B.V. and Telesystem International Wireless Inc. in the amount of $290.6 million, as amended from time to time. This Promissory Note is now recorded in an agreement dated May 20, 2005, and the position of ClearWave N.V. as lender has in a number of steps been assigned to Vodafone International Holdings B.V. (Incorporated by reference as Exhibit 4.20 to Form 20-F of MobiFon Holdings B.V. filed on May 19, 2005).

4.18

Euro 200 million Facility Agreement dated September 2, 2005, for MobiFon S.A. with Bank Austria Creditanstalt AG, Citibank N.A., Commerzbank Aktiengesellschaft, ING Bank N.V. and Raiffeisen ZentralBank Osterreich AG acting as Mandated Lead Arrangers and ING Bank N.V. London branch acting as Agent.

4.19

Purchase Agreement dated June 25, 2003, between MobiFon Holdings B.V., Goldman, Sachs & Co. and Lazard Frères & Co. LLC providing for the issuance and sale by MobiFon Holdings B.V. of $225 million in 12.50% Senior Notes due July 31, 2010.

4.20

Share Purchase Agreement between MobiFon Holdings B.V. and Dargate Ltd. dated June 30, 2005, pursuant to which we acquired 1,711,012 shares representing a 0.9% equity interest in MobiFon S.A. from Dargate Ltd for an amount of USD 28,100,000 on July 1, 2005.

4.21

Deed of Discharge dated October 5, 2005, between, inter alia, MobiFon Holdings B.V., Vodafone Europe B.V., MobiFon S.A., the European Bank for Reconstruction and Development, Export Development Canada, Nordic Investment Bank and others, pursuant to which the pledge of the shares in MobiFon S.A. and various other security measures were discharged and terminated.

4.22

Share Purchase Agreement dated July 1, 2005, between Margriet Zwarts and Erik de Rijk, relating to the acquisition by Erik de Rijk of a 0.000000256 equity interest in MobiFon S.A. representing 1 (one) nominative Share.

4.23

Share Purchase Agreement dated July 1, 2005, between Andre Gauthier and Michael Heere, relating to the acquisition by Michael Heere of a 0.000000256 equity interest in MobiFon S.A. representing 1 (one) nominative Share.

4.24

Share Purchase Agreement dated July 1, 2005, between Bruno Ducharme and Maria Bakker, relating to the acquisition by Maria Bakker of a 0.000000256 equity interest in MobiFon S.A. representing 1 (one) nominative Share.

4.25

Deed of transfer of shares and assignment of claim dated May 31, 2005 whereby Vodafone International Holdings B.V. and Telesystem International Wireless System Inc. have agreed to the transfer of the shares held by Telesystem International Wireless System Inc. in the capital of ClearWave N.V. to Vodafone International Holdings B.V. and agreed that the outstanding claim of Telesystem International Wireless Corporation N.V. of US$917,928,403.00 against the Company be assigned to Vodafone International Holdings B.V.

4.26

Amendment to Euro 1 billion Revolving Credit Facility Agreement of June 2, 2005, dated July 8, 2005, between the Company and Vodafone International Holdings B.V. to change the Commitment Termination Date to June 2, 2011 and to reduce the maximum amount of the Facility to Euro 200 million.

4.27

Escrow Agreement dated June 30, 2005, between Dargate Ltd, the Company, MobiFon S.A. and Radu Rizoiu for the proper transfer of the 1,711,012 shares in the capital of MobiFon S.A. from Dargate Ltd. to the Company, as agreed in the Share Purchase Agreement of June 30, 2005.

4.28

Declaration of the Company dated July 1, 2005 indicating that the 1,711,012 shares in the capital of MobiFon S.A. acquired from Dargate Ltd. remain the object of the Security Agreement Over Shares dated August 27, 2002.

4.29	Offer to Purchase for Cash Any and All Outstanding Series A 12.50% Senior Notes due 2010 dated June 7, 2005.
4.30	Euro 1 billion Revolving Credit Facility Agreement between Vodafone International Holdings B.V. and the Company dated June 2, 2005.

4.31

Deed of Undertaking of Adherence dated May 26, 2005, relating to the Share Retention and Subordination Deed between MobiFon S.A., Telesystem International Wireless Inc., Telesystem International Wireless Corporation N.V., Vodafone Europe B.V., ClearWave N.V., the Company, Vodafone Technical Services, Export Development Canada, Nordic Investment Bank, European Bank for Reconstruction and Development and Vodafone Group Plc.

4.32

Agreement and Deed of Assignment dated May 20, 2005, between ClearWave N.V., the Company and Telesystem (Antilles) Corporation N.V. whereby ClearWave N.V. assigns its three claims on the Company, being the US$ 465,350,458.00 Subordinated Loan Agreement, the US$ 149,515,498.00 Promissory Note and the US$ 303,062,447.00 Promissory Note, to Telesystem (Antilles) Corporation N.V.

4.33

Subordinated Loan Agreement dated May 20, 2005, between ClearWave N.V. and the Company for the amount of US$ 465,350,458.00 from ClearWave N.V. to the Company agreeing to amend and restate the terms and conditions of the Loan in connection with the issuance of 12.50% Senior Notes due July 30, 2010.

4.34

Amendment to the US$ 465,350,458.00 Loan Agreement, dated May 20, 2005, between the Company and Vodafone International Holdings B.V. signed on June 1, 2005, amending the rate of the facility from US$ to € 379,475,216.50 and amending the interest rate from 8% to 7.15%.

4.35

Amendment to the US$ 149,515,498.00 Loan Agreement, dated May 20, 2005, between the Company and Vodafone International Holdings B.V. signed on June 1, 2005, amending the rate of the facility from US$ to € 121,924,078.94 and amending the interest rate from 8% to 6.86%.

4.36

Amendment to the US$ 303,062,447.00 Loan Agreement, dated May 20, 2005, between the Company and Vodafone International Holdings B.V. signed on June 1, 2005, amending the rate of the facility from US$ to € 247,135,649.51 and amending the interest rate from 8% to 6.86%.

4.37

Termination Agreement dated May 31, 2005, between Telesystem International Wireless Corporation N.V., the Company and Vodafone Europe B.V. for the termination of the Cooperation Agreement of November 29, 1996, and the Adherence to Cooperation Agreement dated July 24, 2002.

4.38

Tax Sharing Agreement dated March 15, 2004 between ClearWave N.V. and the Company to agree upon the determination of the financial consequences of filing the corporation tax return as a fiscal unity as created on March 15, 2002.

8	Subsidiaries of MobiFon Holdings B.V.
11.1	Code of Ethics adopted by the Company on November 24, 2005 as required under Section 406 of the US Sarbanes-Oxley Act of 2002.
12.1	Certification of the chief executive officer pursuant to Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.2	Certification of the chief financial officer pursuant to Rule 15d-14(a) (17CFR 240.15d-14(a)).
13.1	Certifications pursuant to 18 U.S.C. 1350.

SIGNATURE

MobiFon Holdings B.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

MOBIFON HOLDINGS B.V.
(Registrant)
	By:	/s/ E A J DE RIJK
	Name:	Erik de Rijk
	Title:	Director of MobiFon Holdings B.V.
(Chief Executive Officer)
	By:	/s/ M L J M HEERE
	Name:	Michiel Heere
	Title:	Director of MobiFon Holdings B.V.
(Chief Financial Officer)
Dated: November 29, 2005